05007521

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE ...OL LABEL

REGISTRANT'S NAME **Iochpe-Maxion S.A.**

***CURRENT ADDRESS** **Rua Luigi Galvani, 146 – 13th floor**

04575-020 – Sao Paulo – SP - Brasil

****FORMER NAME**

****NEW ADDRESS**

PROCESSED

APR 29 2005

THOMSON FINANCIAL

FILE NO. **82- 3722** **FISCAL YEAR** ____________

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 04/29/05


IOCHPE-MAXION

Third Quarter 2003

Iochpe-Maxion at a glance

- ✓ Holding of autoparts and railroad equipment companies
- ✓ Domestic leadership in the majority of the line of products
- ✓ Export capability
  - Updated technology
  - Quality
  - Competitive pricing
- ✓ Operational results within the international benchmarking
- ✓ Adjusted capital strucuture

IOCHPE-MAXION


Iochpe-Maxion at a glance
✓ 3 plants
Cruzeiro - SP (2)
Contagem - MG
✓ Shared control
Companhia Iochpe
BNDESPAR
Bradesco
IOCHPE-MAXION


Iochpe-Maxion at a glance
Bradesco
Companhia Iochpe
BNDESPAR
Outros
Total 11,1% 21,8% 48,2% 18,9%
Voting 18,8% 56,3% 21,6% 3,1%
Preferred 7,0% 3,8% 62,2% 27,3%
Iochpe-Maxion S.A.
11
Tecob
3
Iochpe Holdings
50%
Maxion Componentes Estruturais Ltda.
2.216
Amsted-Maxion Fundição e Equip. Ferrov. S.A.
1.774
Maxion Componentes Automotivos S.A.
1.021
Amsted Industries (50%)
Number of Employees
Total Consolidated 4.140
IOCHPE-MAXION

STRATEGIC
POSITION

IOCHPE-MAXION



Strategic Position
Constant improvement on operation margins,
% of net sales
11%
13%
19%
21%
22%
22% Gross Profit
6%
9%
14%
16%
18%
17% Ebitda
-1%
2%
7%
7%
10%
11%
Ebit
1998
1999
2000
2001
2002
3Q03 LTM(*)
Net Debt / EBITDA ratio
4,4
3,6
2,2
1,1
1,5
1,1
(*) 3Q03 LTM = last 12 months
IOCHPE-MAXION

Strategic Position

Implementing a growth strategy,

- ✓ Acquisition of assets related to existent business lines
  - ▫ Additional sales of R$ 8,9 milion - 9M03 vs. 9M02
- ✓ Securing new supply agreements in the local market
  - ▫ Additional sales of R$ 92,9 million - 9M03 vs. 9M02
- ✓ Export Growth
  - ▫ Additional sales of US$ 4,5 million (R$ 17,5 million) - 9M03 vs 9M02

IOCHPE-MAXION


Strategic Position
Revenue
R$ million
900,0
600,0
300,0
0,0
770,7
615,4
624,0
373,7
411,2
604,2
Acquisition
Batz
Borlem
1998
1999
2000
2001
2002
3Q03 LTM
Disposal
I. M. Ohio
50% Maxion Motores
Disposal
50% Amsted-Maxion
Disposals
+ 50% Maxion Motores
Disposal
Maxion Nacam
(*) 3Q03 LTM = last 12 months
IOCHPE-MAXION


Strategic Position
combined with the maintenance of a adjusted capital structure.
Net Debt / LTM EBITDA ratio
5,6
4,4
3,6
2,2
1,1
1,5
1,1
1997
1998
1999
2000
2001
2002
3Q03 LTM(*)
(*) 3Q03 LTM = last 12 months
IOCHPE-MAXION


Posicionamento Estratégico
Revenue breakdown by company
9M03 - R$ 494,9 MM
9M02 - R$ 301,9 MM
Maxion Comp. Autom. 16%
Amsted-Maxion 24%
Maxion Comp. Estrut. 60%
Maxion Comp. Autom. 23%
Maxion Nacam 4%
Amsted-Maxion 15%
Maxion Comp. Estrut. 58%
(*) Maxion Nacam sold in Sept/02
IOCHPE-MAXION

AUTOMOTIVE INDUSTRY


IOCHPE-MAXION

Brazilian vehicle output showed the following performance in the first nine months and third quarter.

Brazilian total output – thousand units, unless indicated otherwise

	9M03	9M02	Var%	Var% 3Q03/3Q02
✓ Cars	1.105,7	1.110,8	(0,5%)	(5,2%)
✓ Utility vehicles	154,5	136,2	13,4%	27,5%
✓ Trucks	57,5	52,4	9,8%	13,6%
✓ Buses	19,9	18,5	7,7%	25,5%
✓ Agricultural Machinery	44,1	38,8	13,7%	15,1%

Source : Anfavea

IOCHPE-MAXION


Automotive Industry
Total Brazilian Output - Vehicles
THOUSAND UNITS
BRAZIL
2.250
2.000
1.750
1.500
1.250
1.000
2.070
1.586
1.357
1.691
1.812
1775
1795
1800
1.997
1.998
1.999
2.000
2.001
2.002
3Q03 LTM
2003E
Source : Anfavea and Sindipeças
IOCHPE-MAXION


Automotive Industry
Car and utility vehicles output
THOUSAND UNITS
BRAZIL
CARS
1.680
1.500
1.274
1.351
1.495
1505
1500
UTILITY VEHICLES
302,5
246,4
171,1
235,3
215,8
179,5
180,0
199,0
1.997
1.998
1.999
2.000
2.001
2002
3Q03LTM
Source : Anfavea and Sindipeças
IOCHPE-MAXION


Automotive Industry
Trucks, buses and agricultural machinery output
THOUSAND UNITS
BRAZIL
63,7
63,8
55,1
71,6
77,3
68,4
73,5
TRUCKS
31,7
33,4
28,2
35,5
44,3
52,0
57,3
AGRIC MACHINERY
21,6
21,5
14,9
22,7
23,4
22,7
24,1
BUSES
1.997
1.998
1.999
2.000
2.001
2002
3Q03LTM
Source : Anfavea and Sindipeças
IOCHPE-MAXION

SUBSIDIARIES

AUTOMOTIVE
INDUSTRY


IOCHPE-MAXION

MAXION COMPONENTES ESTRUTURAIS






Maxion
Comp.
Estrut.
60%

Revenue : R$ 295,3 MM – 9M03
R$ 174,9 MM – 9M02


IOCHPE-MAXION

Maxion Componentes Estruturais - CHASSIS

Products	Segments
▫ Completed Chassis ▫ Siderails ▫ Cross members	▫ Trucks ▫ Buses ▫ Utility vehicles ▫ Tractors

IOCHPE-MAXION


Subsidiaries
Maxion Componentes Estruturais - CHASSIS
Market Share
9M03
9M02
DANA / OTHER 21%
MAXION 79%
DANA / OTHER 25%
MAXION 75%
IOCHPE-MAXION


Subsidiaries
Maxion Componentes Estruturais - CHASSIS
Revenue breakdown by customer
9M03 - R$ 153,0 MM
9M02 - R$ 103,7 MM
DANA 5%
SCANIA 5%
OTHER 10%
FORD 5%
EXPORT. 9%
GENERAL MOTORS 12%
VOLKS WAGEN 25%
DAIMLER CHRYSLER 29%
SCANIA 3%
DANA 4%
OTHER 15%
FORD 5%
EXPORT 9%
GM 16%
VOLKS WAGEN 26%
DAIMLER CHRYSLER 22%
IOCHPE-MAXION

Subsidiaries

Maxion Componentes Estruturais - CHASSIS

NEW SUPPLY AGREEMENTS: R$ 9,8 MM/ YEAR

CHASSIS	Country	Starting Date	Annual Sales R$ MM
Siderails - Workhorse	EUA	Sept.03	5.4
Siderails - John Deere	Brazil	Jun.03	1.7
Cross members - Iveco	Brazil	Nov.02	0.9
Stamped parts - Streparava - Tier 2 Iveco	Brazil	Sept.03	0.9
Siderails - Jacto	Brazil	Jun.03	0.9

IOCHPE-MAXION

Subsidiaries

Maxion Componentes Estruturais - WHEELS

Products	Segments
▫ Road wheels ▫ Off-road wheels ▫ Agricultural wheels	▫ Trucks ▫ Buses ▫ Agricultural machinery ▫ Off-road vehicles

IOCHPE-MAXION


Subsidiaries
Maxion Componentes Estruturais - WHEELS
Market Share
9M03
9M02
MAXION
66%
BORLEM
34%
MAXION
56%
BORLEM
IOCHPE-MAXION


Subsidiaries
Maxion Componentes Estruturais - WHEELS
Revenue Breakdown by Customer
9M03 - R$ 142,3 MM
9M02 - R$ 81,9 MM
DAIMLER CHRYSLER 5%
SCANIA 6%
VOLVO 4%
VOLKS WAGEN 12%
OTHER 6%
AFTER MARKET 12%
EXPORT. 28%
TRACTORS 27%
SCANIA 4%
VOLKS WAGEN 9%
AFTER MARKET 16%
TRACTORS 22%
IOCHPE-MAXION

Subsidiaries

Maxion Componentes Estruturais - WHEELS

NEW SUPPLY AGREEMENTS: R$ 37,1 MM / year

WHEELS	Country	Starting date	Annual Sales R$ MM
GKN	Europe / USA.	Sept.03	15,7
Insak	Singapore	Jun.03	1,0
Accuride	USA	Dec.02	9,1
Tredcor	South Africa	Dec.02	2,9
AGCO	Brazil	Jun.03	1,5
Dunlop	South Africa	Jun.04	1,5
Henred-Fruehalf	South Africa	Mar.03	1,8
MCI - Motor	Canada	Apr.03	1,3
John Deere	Brazil	Jul.03	1,1
Continental	Germany	Jun.03	0,7
SPHF	Morocco	Feb.03	0,6
Thai Boss	Thailand	Apr.03	0,4

IOCHPE-MAXION

Subsidiaries

MAXION COMPONENTES AUTOMOTIVOS






Maxion
Comp.
Autom.
16%

Revenue : R$ 81,7 MM – 9M03
R$ 70,7 MM – 9M02


IOCHPE-MAXION


Subsidiaries
Maxion Componentes Automotivos
Products
Segments
Window raiser mechanisms
Latches
Knobs, cylinders and keys
Hand brake levers
Pedal sets
Jacks
Water and oil pumps
Cars
IOCHPE-MAXION


Subsidiaries
Maxion Componentes Automotivos
Market Share
IOCHPE-MAXION

Main Products	9M03	9M02
Window raiser mechanism	43%	41%
Hand brake levers	46%	42%
Latches	10%	16%
Knobs, Cylinders and Keys	10%	7%
Jacks	15%	-


Subsidiaries
Maxion Componentes Automotivos
Revenue breakdown by customer
9M03 - R$ 81,7 MM
9M02 - R$ 70,7 MM
FORD 7%
OTHER 4%
AFTER MARKET 8%
FIAT 28%
SAS 12%
VW 19%
GM 23%
FORD 10%
AFTER MARKET 15%
FIAT 35%
VW 18%
GM 22%
IOCHPE-MAXION

Subsidiaries

Maxion Componentes Automotivos

NEW SUPPLY AGREEMENTS: R$ 11,4 MM / year

Model	Product	Starting Date	Annual Sales R$ MM
Gol 2002 - VW	Knobs, Cylinders and Keys	Jan.03	5,0
Acello - DaimlerChrysler	Window raiser mechanisms	Jun.03	1,4
Ecosport - Ford	Window raiser mechanisms	Mar.03	3,2
Fox - VW	Jacks	Oct.03	0,9
Celta - GM	Window raiser mechanisms	Feb.04	0,5
Doblò - Fiat	Window raiser mechanisms	Mar.03	0,4

IOCHPE-MAXION

RAILROAD
INDUSTRY


IOCHPE-MAXION

The Brazilian market of railroad equipment presented the following pattern,

Sales - Brazilian Market

	9M03	9M02	Var%
✓ Railroad freight cars – units	1.339	214	526%
✓ Railroad wheels – units	45.430	39.407	15%
✓ Railroad castings – ton	9.654	4.716	105%

IOCHPE-MAXION

as a result of the big supply agreements signed in the last few months.

Orders of Companhia Vale do Rio Doce

First Agreement

✓ 1.886 railroad freight cars (1.326 delivered - dec/2002 and sept/2003)
✓ Delivery schedule : Dec/2002 to Dec/2003
✓ Net revenue: R$ 207,2 million

Second Agreement

✓ 1.667 railroad freight cars
✓ Delivery schedule : Jan/2004 to Jun/2004
✓ Net revenue: aprox. R$ 200 million

IOCHPE-MAXION

SUBSIDIARIES

RAILROAD INDUSTRY


IOCHPE-MAXION

Subsidiaries

AMSTED-MAXION





Amsted-
Maxion
24%



Revenue : R$ 118,0 MM – 9M03 (*)
R$ 44,1 MM – 9M02 (*)



IOCHPE-MAXION

(*) refers to 50% of the total revenue of the company of R$ 235,9 MM in 2003 and R$ 88,2 MM in 2002

Subsidiaries

Amsted-Maxion

Products	Segments
▫ Railroad Wheels ▫ Railroad Freight Cars ▫ Railroad Castings ▫ Road Castings ▫ Industrial Castings	▫ Railroad Equipment ▫ Trucks ▫ Off-road Vehicles ▫ Mining equipment

IOCHPE-MAXION


Subsidiaries
Amsted-Maxion
Market Share
IOCHPE-MAXION

Main Products	9M03	9M02
Railroad Freight Cars	100%	96%
Railroad Wheels	60%	60%
Railroad Castings	80%	80%
Industrial Castings	60%	60%


Subsidiaries
Amsted-Maxion
Revenue breakdown by customer
9M03 - R$ 118,0 MM (*)
EXPORT. 22%
CAT 5%
FCA 3%
MRS 2%
CVRD 68%
9M02 - R$ 44,1 MM (*)
MRS 3%
FCA 6%
CAT 10%
OTHER 22%
CVRD 24%
EXPORT. 35%
(*) refers to 50% of the total revenue of the company of R$ 235,9 MM in 2003 and R$ 88,2 MM in 2002
IOCHPE-MAXION

Amsted-Maxion

ORDERS

New agreements spot - R$ 200,0 million

- CVRD - 1.667 railroad freight cars

Previous agreements spot - R$ 67,8 million

- CVRD - 560 railroad freight cars - R$ 59,7 MM
- *Mineração Serra do Sossego (CVRD) – 22 railroad freight cars – R$ 2,5 MM*
- ALL/Coinbra – 10 railroad freight cars - R$ 1,5 MM
- CVRD / FCA / ALL - 4.164 railroad wheels - R$ 4,1 MM

IOCHPE-MAXION

Amsted-Maxion

AGREEMENTS

Long term recurring agreements - R$ 48,2 million / year

- ASF-Amsted (USA) – railroad castings - R$ 17,0MM
- ConMet-Amsted (USA) - fifth wheel - R$ 5,6MM
- *Caterpillar (Brazil) - tractor parts* - R$ 14,6MM
- Caterpillar (USA) - tractor parts - R$ 5,1MM
- Metso (France) - mining equipment parts - R$ 1,8MM
- Komatsu / Meritor / CNH (USA and Italy) - industrial castings - R$ 2,7MM
- Other (Canada) - mining equipment parts - R$ 1,4 MM

IOCHPE-MAXION


IOCHPE-MAXION

CONSOLIDATED


Iochpe-Maxion - Consolidated
Revenue breakdown by customer
9M03 - R$ 494,9 MM
After Market 5%
Scania 3%
Ford 3%
SAS 2%
Other 9%
Fiat 5%
Tractors 8%
GM 8%
Daimler Chrysler 10%
Volkswagen 15%
Export 16%
CVRD 16%
9M02 - R$ 301,9 MM
Other 19%
Ford 5%
Scania 2%
Aftermarket 7%
Fiat 12%
Tractors 2%
GM 14%
Daimler Chrysler 8%
Volkswagen 15%
Export 12%
CVRD 4%
IOCHPE-MAXION


Iochpe-Maxion - Consolidated
Revenue breakdown by segment
IOCHPE-MAXION

Customers	9M03	9M02
OEMs installed in the country	65%	73%
- Buses, trucks and utility vehicles	49%	46%
- Passenger cars	16%	27%
Brazilian railroad operators	19%	10%
Exports	16%	17%


Iochpe-Maxion - Consolidated
Export breakdown by product
9M03
US$ 25,0 MM / R$ 80,4 MM
9M02
US$ 18,2 MM / R$ 52,6 MM
AUTOM. COMP. 2%
RAILROAD EQUIP. 28%
ROAD WHEELS 52%
CHASSIS 18%
AUTOM. COMP. 1%
RAILROAD EQUIP. 27%
ROAD WHEELS 56%
CHASSIS 16%
Import 9M03
US$ 6,5 MM / R$ 20,9 MM
Import - 9M2002
US$ 8,4 MM / R$ 24,3 MM
IOCHPE-MAXION


Iochpe-Maxion - Consolidated
Export breakdown by destination
9M03
US$ 25,0 MM / R$ 80,4 MM
AFRICA / MIDLE EAST 18%
EUROPE 8%
ASIA / OCEANIA 3%
SOUTH AMERICA 15%
MEXICO 2%
CANADA 17%
USA 37%
Nafta : 56% / Alca : 71%
9M02
US$ 18,2 MM / R$ 52,6 MM
AFRICA / MIDLE EAST 15%
EUROPE 7%
ASIA / OCEANIA 5%
SOUTH AMERICA 12%
MEXICO 4%
CANADA 17%
USA 40%
Nafta : 61% / Alca : 73%
IOCHPE-MAXION

Iochpe-Maxion - Consolidated

Income Statement

9 Months

	2003	2002
Net Revenue	494.905	301.925
(-) Cost of Products Sold	(387.632)	(239.316)
Gross Profit	107.273	62.609
Operational Expenses		
Sales	(32.625)	(21.845)
General and Administrative	(24.077)	(21.432)
Other	(1.226)	1.352
	(57.928)	(41.925)
EBIT	49.345	20.684
Net Financial Expenses	(29.160)	(35.481)
Operational Result	20.185	(14.797)
Non-operational Result	(2.499)	6.577
Earnings before taxes and minority interest	17.686	(8.220)
Taxes and minority interest	(14.886)	(4.672)
Net Income	2.800	(12.892)
EBITDA	73.722	45.121

IOCHPE-MAXION


Iochpe-Maxion - Consolidated
Net Debt - R$ million
350
300
250
200
150
100
50
0
307
313
217
208
195
65,1
105,7
130,3
115,1
1996
1997
1998
1999
2000
2001
2002
2Q03
3Q03
IOCHPE-MAXION


Iochpe-Maxion - Consolidated

Debt breakdown by type of loan - Sept 2003 - R$ MM

TYPE OF LOAN	SHORT TERM	LONG TERM	TOTAL
Local Bonds	20,1	24,5	44,6
Trade Finance / ACC / Res. 2770	55,4	4,0	59,4
Finame / BNDES / BDMG / EXIM	14,2	9,7	23,9
Local Currency Loans	8,5		8,5
	98,2	38,2	136,4
(-) Cash	16,8	4,5	21,3
Net Debt	81,4	33,7	115,1

IOCHPE-MAXION


Iochpe-Maxion - Consolidated
Debt breakdown by denomination
Sept 2003 - R$ 136,4 MM - % Total
Other 4%
TJLP 8%
INPC 33%
Dollar 19%
CDI 29%
IGPM 7%
IOCHPE-MAXION


Iochpe-Maxion - Consolidated
Foreign currency exposure - Sept/03 - US$ MM
Balance Sheet
Assets denominated in foreign currency
. Marketable securities / Investments 3,1
. Receivables 4,2
7,3
Liabilities in foreign currency
. Bank debt (ACC / Res. 2770) (8,0)
. Payables (3,7)
(11,7)
Net position (4,4)
IOCHPE-MAXION


Iochpe-Maxion - Consolidado
Stock Performance
THOUSAND R$
R$ / 1000 shares
VOLUME / PRICE
IOCHPE-MAXION PN (MYPK4)
PRICE
VOLUME
4.500
3.750
3.000
2.250
1.500
750
60,0
45,0
30,0
15,0
20,9
22,5
23,5
26,8
25,2
24,7
24,2
25,1
26,8
26,4
27,6
51,9
85
131
35
115
104
50
50
125
177
312
136
3.050
oct/02
nov/02
dec/02
jan/03
feb/03
mar/03
apr/03
may/03
jun/03
jul/03
aug/03
sept/03
IOCHPE-MAXION

BENCHMARK


IOCHPE-MAXION

Benchmark

Gross Profit % sales

Gentex
Eaton
Strattec
Iochpe-Maxion
Federal Mogul
Borg Warner
Valeo
Tenneco
Superior
Johson Controls
Autoliv
Dura
Dana
Intermet
Tower
Lear
Delphi
Visteon
0%
10%
20%
30%
40%

Source : Companies releases

IOCHPE-MAXION



Benchmark
EBIT % Sales
Gentex
Strattec
Superior
Iochpe-Maxion
Borg Warner
Autoliv
Eaton
Dura
Johson Controls
Tenneco
Lear
Valeo
Dana
Intermet
Federal Mogul
Delphi
Visteon
Tower
-10%
0%
10%
20%
30%
40%
Source : Companies releases
IOCHPE-MAXION


Benchmark
EBITDA %Sales
Strattec
Iochpe-Maxion
Borg Warner
Autoliv
Intermet
Tenneco
Dura
Johson Controls
Federal Mogul
Dana
Lear
Delphi
Tower
Visteon
0%
5%
10%
15%
20%
25%
Source : Companies releases
IOCHPE-MAXION

OUTLOOK


IOCHPE-MAXION

Outlook

- **Revenue trend:**
  - (+) new supply agreements
  - (+) growth of the local market of agricultural machinery, trucks, buses and railroad equipment
  - (-) stability in the local market of passenger cars
  - (-) export revenue reduction due to Brazilian Real appreciation
- **Maintenance of the operational performance**
  - (+) scale gains
  - (+) on-going cost reduction programs
  - (-) increase of non negotiable costs (energy, wages, raw material)
- **Adjusted capital structure**

IOCHPE-MAXION


IOCHPE-MAXION


IOCHPE-MAXION
2004
First Quarter
Results


IOCHPE-MAXION
2004 First Quarter Results
First Quarter Performance
R$ MM
Net Sales
148,3
212,9
1Q03
1Q04
EBITDA
26,8
25,8
1Q03
1Q04
Operation Result
7,4
9,7
1Q03
1Q04
EBIT
18,7
18,3
1Q03
1Q04
Net Income
3,4
2,1
1Q03
1Q04
2


IOCHPE-MAXION
2004 First Quarter Results
First Quarters Review
% net sales
Operational Margins
24,0%
20,7%
17,2%
18,2%
18,1%
14,4%
15,2%
12,5%
12,6%
12,1%
9,5%
8,6%
6,8%
3,4%
0,4%
5,0%
4,5%
-4,7%
-4,5%
-10,1%
Gross Profit
Ebitda
Ebit
Operation Result
1Q00
1Q01
1Q02
1Q03
1Q04
3


IOCHPE-MAXION
2004 First Quarter Results
First Quarters Review
R$ MM
Operational Margins
35,7
38,7
26,8
25,8
17,1
20,1
14,6
18,7
18,3
14,7
11,3
10,6
9,7
6,6
0,5
2,8
7,4
(4,6)
(3,8)
(12,0)
Gross Profit
Ebitda
Ebit
Operation Result
1Q00
1Q01
1Q02
1Q03
1Q04
4


IOCHPE-MAXION
2004 First Quarter Results
Last 5 Quarters Review
% Net sales
Operational Margins
24,0%
20,0%
21,2%
16,2%
18,2%
18,1%
13,3%
13,7%
8,7%
12,1%
12,6%
8,3%
9,4%
4,5%
8,6%
5,0%
3,4%
3,9%
-0,5%
4,5%
Gross Profit
Ebitda
Ebit
Operation Result
1Q03
2Q03
3Q03
4Q03
1Q04
5


IOCHPE-MAXION
2004 First Quarter Results
5 Year Review
R$ MM
Net Sales
900
600
300
0
615,4
624,0
373,7
411,2
675,7
740,3
1999
2000
2001
2002
2003
1Q04 LTM
LTM = Last 12 months
6


IOCHPE-MAXION
2004 First Quarter Results
Corporate Structure
Bradesco
Companhia Iochpe
BNDESPAR
Other
Mar/03
Total 6,5% 20,8% 48,2% 24,5% 19,9%
Voting 18,8% 56,5% 21,8% 2,9% 3,1%
Non voting 0,0% 1,9% 62,2% 35,9% 28,5%
Iochpe-Maxion S.A.
Tecob
11
Iochpe Holdings
3
2
50%
Maxion Componentes Estruturais Ltda.
Amsted -Maxion Fundição e Equip. Ferrov. S.A.
Maxion Componentes Automotivos S.A.
2.446
2.741
1.140
Amsted Industries (50%)
Employees
Consolidated - 4.973
7


IOCHPE-MAXION
2004 First Quarter Results
Revenue breakdown by company %
1Q04 - R$ 212,9 MM
1Q03 - R$ 148,3 MM
Maxion Comp. Autom.
16%
58%
26%
Amsted Maxion
Maxion Comp. Estruturais
Maxion Comp. Autom.
19%
60%
21%
Amsted Maxion
Maxion Comp. Estruturais
8


IOCHPE-MAXION
2004 First Quarter Results
Automobile Industry – Brazilian Output
units

	1Q04	1Q03	Var%
✓ Cars	403.593	370.144	13,7%
✓ Utility Vehicles	67.617	44.287	52,7%
✓ Trucks	22.926	20.079	14,2%
✓ Buses	5.958	6.271	-5,0%
Total Vehicles	500.094	440.781	13,5%
✓ Agricultural Machinery	15.037	11.141	35,0%

Source : Anfavea

9

IOCHPE-MAXION

2004 First Quarter Results

Automobile Industry - Export

units

	1Q04	1Q03	Var%
✓ Cars	94.991	92.046	3,2%
✓ Utility Vehicles	20.236	11.842	70,9%
✓ Trucks	4.896	1.903	157,3%
✓ Buses	2.019	1.936	4,3%
Total Vehicles	122.142	107.727	13,4%
✓ Agricultural Machinery	6.976	3.782	84,5%

Source : Anfavea

10


MAXION
COMPONENTES ESTRUTURAIS
Subsidiaries MAXION COMPONENTES ESTRUTURAIS
58%


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais
Chassis e Siderails - 52% of net sales
Heavy
Medium
Light
Siderails
Stamped Parts
Structural Parts
Chassis
12


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais
Wheels for Vehicles - 48% of net sales
13


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais
R$ MM
Net Sales
500
400
300
200
100
0
CAGR = 37,5% p.a.
Var% = 40,9%
112,1
174,1
207,5
240,7
397,3
433,4
88,3
124,4
1999
2000
2001
2002
2003
1Q04 LTM
1Q03
1Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
14


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Chassis
Market Share %
1Q04
1Q03
OEM
13%
70%
Dana
17%
Maxion
OEM
11%
73%
Dana
16%
Maxion
15


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Chassis
R$ MM
Revenue breakdown by customer %
1Q04 – R$ 65,3MM
1Q03 – R$ 46,4 MM
Volks-wagen
22%
General Motors
13%
10%
Export
8%
Ford
5%
Scania
15%
Other
27%
Daimler Chrysler
Volks-wagen
24%
General Motors
14%
13%
Export
6%
Ford
5%
Scania
14%
Other
24%
Daimler Chrysler
16


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Chassis R$ MM
New Agreements: R$ 18,5 MM per year

CHASSIS	Country	Starting Date	Annual Sales R$ MM
Siderails - Workhorse	USA	Sep-03	5,4
Stamped Parts - DaimlerChrysler	Brazil	Aug-04	3,1
Chassis (CKD - México) - Volkswagen	Brazil	Mar-04	2,3
Chassis - Volkswagen	Brazil	Apr-04	2,2
Siderails - John Deere	Brazil	Jun-03	1,7
Stamped Parts - DaimlerChrysler	Brazil	Jun-04	1,3
Stamped Parts - Streparava - Iveco	Brazil	Sep-04	0,9
Siderails - Jacto	Brazil	Jun-03	0,9
Stamped Parts - Peugeot Citroen	Brazil	Oct-04	0,4
Siderails Reinforc.- DaimlerChrysler	Brazil	May-04	0,3

17


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Wheels
Market Share %
1Q04
1Q03
Other
14%
34%
52%
Borlem
Maxion
Other
13%
37%
50%
Borlem
Maxion
18



IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Wheels
Revenue breakdown by customer %
1Q04 – R$ 59,1MM
1Q03 – R$ 41,9 MM
Volks-
wagen
Scania
Volvo
Other
After
Market
Tractors
Export
11%
7%
8%
16%
23%
28%
AGCO - 7%
CNH – 4%
Valtra – 5%
John Deere – 3%
Caterpillar – 3%
Other – 1%
Volks-
wagen
Scania
Volvo
Other
After
Market
Tractors
Export
11%
3%
12%
15%
21%
31%
AGCO - 8%
CNH – 6%
Valtra – 5%
John Deere – 2%
19



IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Estruturais - Wheels
R$ MM

NEW AGREEMENTS: R$ 27,7 MM per year

WHEEL	Country	Starting Date	Annual Sales R$ MM
GKN	Europe / USA	Sep-03	15,7
Stip	Tunis	May-04	2,3
AGCO	Brazil	Jun-03	1,5
Dunlop	South Africa	Jun-04	1,5
Kurt Leyser Corp.	South Africa	Apr-04	1,5
John Deere	Brazil	Jul-03	1,1
Insak	Singapore	Jun-03	1,0
MAAP	Morocco	May-04	1,0
Bridgestone	Spain	Feb-04	0,8
Continental	Germany	Jun-03	0,7
Kristanas Spiros	Greece	Jul-04	0,6

20


MAXION
COMPONENTES AUTOMOTIVOS
MAXION COMPONENTES AUTOMOTIVOS
16%


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Automotivos
22



IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Automotivos
R$ MM
Net Sales
150
100
50
0
CAGR = 6,4% p.a.
91,5
99,0
93,6
98,1
114,3
118,9
Var % = 15,7%
29,3
33,9
1999
2000
2001
2002
2003
1Q04 LTM
1Q03
1Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
23

IOCHPE-MAXION

2004 First Quarter Results

Maxion Componentes Automotivos

Market Share %	1Q04	1Q03
Window Raiser	43%	42%
Hand Brake Lever	44%	44%
Lock	10%	13%
Knob/Key/Cylinder (KKC)	10%	9%
Jack	17%	14%


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Automotivos
Revenue breakdown by customer %
1Q04 – R$ 33,9MM
1Q03 – R$ 29,3 MM
General Motors
27%
Volks-wagen
15%
14%
SAS
Fiat
6%
7%
After Market
Ford
General Motors
21%
Volks-wagen
19%
9%
SAS
Fiat
5%
8%
Ford
Other
After Market
25


IOCHPE-MAXION
2004 First Quarter Results
Maxion Componentes Automotivos
R$ MM
New Agreements: R$ 10,7 MM per year
26

Model	Product	Starting Date	Annual Sales R$ MM
Truck - VW	Window Raiser / KKC / Latches	Jun.05	7,3
Acello - DaimlerChrysler	Window Raiser/Stamped Parts	Jun.03	1,4
Fox - VW	Jacks	Out.03	0,9
Celta - GM	Window Raiser	Mai.04	0,8
Pick-up Montana	Latch	Nov.03	0,3


IOCHPE-MAXION
2004 First Quarter Results
Brazilian market of railroad equipment
Sales
1Q04
1Q03
Var%
✓ Railroad Cars – units 1.053 405 160%
✓ Railroad Wheels – units 6.535 14.167 (54%)
✓ Railroad Castings – ton 768 316 143%
Do not include railroad wheels and castings used to assemble the railroad cars
27


Amsted MAXION
FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS S.A.
Joint venture:
AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS
26%


IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion
29


IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion
R$ MM
Net Sales
CAGR = 38,4% p.a.
Var % = 78,2%
400
300
200
100
0
94,5
121,6
109,5
120,4
328,1
376
61,4
109,4
1999
2000
2001
2002
2003
1Q04 LTM
1Q03
1Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
30


IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion

Market Share %	1Q04	1Q03
Railroad Cars	80%	83%
Railroad Wheels	40%	40%
Railroad Castings	80%	80%
Industrial Castings	50%	60%

31


IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion
Revenue breakdown by customer %
1Q04 – R$ 54,7MM(*)
1Q03 – R$ 30,7 MM(*)
CVRD
78%
9%
Export
4%
MRS
4%
Caterpillar
5%
Other
CVRD
67%
16%
Export
1%
MRS
7%
Caterpillar
9%
Other
(*) represents 50% of the total sales of Amsted Maxion
32



IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion
R$ MM

Spot Orders : R$ 490,0 MM

- CVRD / FCA – 2.878 cars
- MRS - 630 cars
- ADM - 140 cars
- Mineração Serra do Sossego - 42 cars
- MRS / ALL - 50 boxes

Total = 3.690 cars e 50 boxes

Deliveries

- Up to March 31 – 842 cars
- To be done in 2004 – 2.848 cars and 50 boxes



IOCHPE-MAXION
2004 First Quarter Results
Amsted Maxion
R$ MM
Recurring Orders : R$ 91,1 MM Annual
ASF-Amsted (USA) – railroad castings - R$ 34,2MM
ConMet-Amsted (USA) – fifth-wheels component - R$ 11,0MM
Caterpillar (Brazil) – tractor parts - R$ 15,5MM
Caterpillar (USA) – tractors parts - R$ 25,9MM
Metso (France) – industrial castings - R$ 3,0MM
Komatsu / CNH (USA and Italy) – industrial castings - R$ 1,5MM


IOCHPE-MAXION
CONSOLIDATED


IOCHPE-MAXION
2004 First Quarter Results
Consolidated
Revenue breakdown by customer %
1Q04 – R$ 212,9 MM
1Q03 – R$ 148,3 MMM
Volks-wagen
12%
Daimler Chrysler
9%
General Motors
8%
Tractors
7%
After Market
5%
Fiat
5%
Other
21%
CVRD
20%
Export
13%
Volks-wagen
15%
Daimler Chrysler
9%
General Motors
8%
Tractors
6%
After Market
6%
Fiat
6%
Other
20%
CVRD
14%
Export
16%
36


IOCHPE-MAXION
2004 First Quarter Results
Revenue Breakdown by segment %
37

Customers	1Q04	1Q03
OEMs installed in the country	64%	67%
- Bus, truck and utility vehicle	48%	47%
- Car	16%	20%
Brazilian Railroad Operators	23%	17%
Export	13%	16%


IOCHPE-MAXION
2004 First Quarter Results
Export Breakdown by Segment %
1Q04 – US$ 9,7MM / R$ 28,1MM
1Q03 – US$ 6,9MM / R$ 24,2MM
Wheels
59%
22%
Chassis
1%
18%
Autom. Comp.
Railroad Equipment
Wheels
Chassis
54%
25%
1%
20%
Autom. Comp.
Railroad Equipment
38


IOCHPE-MAXION
2004 First Quarter Results
Export Breakdown by Region %
1Q04 – US$ 9,7MM / R$ 28,1MM
1Q03 – US$ 6,9MM / R$ 24,2MM
Canada
20%
Mexico
4%
South America
18%
1%
Asia / Oceania
10%
Europe
11%
Africa / Midlle East
USA
36%
Import 1Q04
US$ 2,0MM/R$ 5,9MM
Canada
25%
Mexico
2%
South America
18%
6%
Asia / Oceania
13%
Europe
8%
Africa / Midlle East
USA
28%
Import 1Q03
US$ 1,9MM/R$ 6,6MM
39

IOCHPE-MAXION

2004 First Quarter Results

Income Statement

R$ MM

	1Q04	%V.L.	1Q03	%V.L.	Var. %
Net Sales	212.872	100,0%	148.299	100,0%	43,5%
Cost of Goods Sold	(174.195)	-81,8%	(112.642)	-76,0%	54,6%
Gross Profit	38.677	18,2%	35.657	24,0%	8,5%
OPERATIONAL EXPENSES					
Sales	(11.575)	-5,4%	(9.192)	-6,2%	25,9%
General	(9.770)	-4,6%	(7.373)	-5,0%	32,5%
Other	918	0,4%	(415)	-0,3%	-321,2%
	(20.427)	-9,6%	(16.980)	-11,4%	20,3%
Result before financial expenses	18.260	8,6%	18.677	12,6%	-2,3%
Net Financial Expenses	(8.597)	-4,0%	(11.312)	-7,6%	-24,0%
Operation Result	9.663	4,5%	7.365	5,0%	31,1%
Non-operational Result	(1.634)	-0,8%	(286)	-0,2%	471,3%
Result before income tax and profit sharing	8.019	3,8%	7.079	4,8%	13,3%
Income Tax and Profit Sharing	(5.925)	-2,8%	(3.715)	-2,6%	59,5%
Net Income	2.094	1,0%	3.364	2,3%	-37,8%
EBITDA	25.832	12,1%	26.800	18,1%	-3,6%



IOCHPE-MAXION — 2004 First Quarter Results

Bank Debt Breakdown by Facility Type – Mar04 – R$ MM

TYPE	SHORT TERM	LONG TERM	TOTAL
Local Bonds	23,1	25,4	48,5
Trade Finance / ACC / Res. 2770	52,6	16,0	68,6
Finame / BNDES / BDMG / EXIM	12,0	41,9	53,9
Other Loans in local currency	1,4		1,4
	89,1	83,3	172,4
(-) Cash and marketable securities	26,6	3,0	29,6
Net Bank Debt	62,5	80,3	142,8


IOCHPE-MAXION
2004 First Quarter Results
Bank Debt Breakdown by Denomination – Mar04 – %
TJLP
29%
INPC
28%
Dollar
31%
3%
9%
IGPM
CDI
42



IOCHPE-MAXION
2004 First Quarter Results
Consolidated Exposure to Foreign Currency – Mar04
US$ MM
Balance Sheet
Assets denominated in foreign currency
. Marketable Securities / Investments 3,2
. Accounts Receivable 4,2
7,4
Liabilities denominated in foreign currency
. Bank Debt (ACC / Res. 2770) (17,0)
. Accounts Payable (3,5)
(20,5)
Net Position (13,1)
43



IOCHPE-MAXION
2004 First Quarter Results
Stock Performance
R$ THOU.
R$ / THOU.
VOLUME / MONTHLY AVG. PRICE
IOCHPE-MAXION PN (MYPK4)
24.000
20.000
16.000
12.000
8.000
4.000
-
120,0
105,0
90,0
75,0
60,0
45,0
30,0
15,0
-
AVG. PRICE
VOLUME
23,5 26,6 25,2 24,7 24,2 25,1 26,8 26,4 27,6 51,9 80,9 84,3 80,4 97,98 94,18 79,63
35 115 104 50 50 125 177 312 136 1.398 3.689 758 895 23.881 3.197 4.094
dec-02 jan-03 feb-03 mar-03 apr-03 may-03 jun-03 jul-03 aug-03 sep-03 oct-03 nov-03 dec-03 jan-04 feb-04 mar-04
44


IOCHPE-MAXION
BENCHMARK

IOCHPE-MAXION

2004 First Quarter Results

Benchmark – Gross Profit

% net sales

Gentex
Eaton
Strattec
Borg Warner
Federal Mogul
Iochpe-Maxion
Valeo
Cummins
Titan
Tenneco
American Axle
Autoliv
Johnson Controls
Dura
Superior
ArvinMeritor
Dana
Lear
Tower
Visteon
Delphi
Intermet

0% 10% 20% 30% 40%

1Q04 1Q03

Average = 15%

Source: Companies releases
2004 first 3 months results of each company, except fot Strattec with 9 months result, ArvinMeritor and Johnson Controls with 6 months.

IOCHPE-MAXION

2004 First Quarter Results

Benchmark – EBIT

% net sales

Gentex
Strattec
Borg Warner
Eaton
Iochpe-Maxion
American Axle
Autoliv
Superior
Titan
Dura
Johnson Controls
Dana
Cummins
Lear
Tower
ArvinMeritor
Tenneco
Federal Mogul
Delphi
Intermet
Visteon
-5%
5%
15%
25%
35%
Average = 7%
1Q04
1Q03

Source: Companies releases
2004 first 3 months results of each company, except fot Strattec with 9 months result, ArvinMeritor and Johnson Controls with 6 months.

IOCHPE-MAXION

2004 First Quarter Results

Benchmark – EBITDA

% net sales

Strattec
Autoliv
Borg Warner
American Axle
Iochpe-Maxion
Titan
Federal Mogul
Dura
Tower
Dana
Tenneco
Intermet
Cummins
Johnson Controls
Lear
Visteon
Delphi
ArvinMeritor
0%
5%
10%
15%
20%
25%
1Q04
1Q03
Average = 10%

Source: Companies releases
2004 first 3 months results of each company, except fot Strattec with 9 months result, ArvinMeritor and Johnson Controls with 6 months.


IOCHPE-MAXION
OUTLOOK


IOCHPE-MAXION
2004 First Quarter Results
Outlook
• Revenue trend:
(+) new supply agreements
(+) local market growth at agricultural machinery, truck, bus and railroad equipment
(+) export growth
(=) stability at local market of passenger cars
• Operational performance maintenance
(+) scale gains
(+) on-going cost reduction programs
(-) cost increase in non-negotiable costs (energy, wages, raw material)
• Capital structure maintenance
50


IOCHPE-MAXION
2004 First Quarter Results
www.iochpe-maxion.com.br/rao
::: IOCHPE-MAXION ::: Relatório Anual 2003 ::: - Microsoft Internet Explorer
IOCHPE-MAXION
51


IOCHPE-MAXION

IOCHPE-MAXION

Iochpe-Maxion : Fundamentals

- Strong organic growth of revenues
- Growing cash flow generation
- Solid capital structure
- Focus on equipments related to the logistics industry
- Local market leadership
- Growing exports
- Capacity expansion in line with demand growth




Iochpe-Maxion: Capital Markets and Governance

- Public company since 1984
- Investor Relationship
  - Quarterly meetings
  - Website – exclusive IR content
  - Dedicated IR team
- Dividend Payout – 37% of net income after legal reserve
- Stock
  - Growing liquidity and float
  - Low Economic Value / EBITDA ratio
- Board with 2 independent members and without any officer
- Audit Board ("Conselho Fiscal") with 1 representative of the non-controlling shareholders

Corporate Structure



Companhia Iochpe
BNDESPAR
Other
Jun/03
Total 20,5% 48,2% 25,3% 18,4%
Voting 64,4% 21,8% 2,6% 3,1%
Non-voting 0,5% 62,2% 37,3% 26,4%
Iochpe-Maxion S.A.
11
Tecob
3
Iochpe Holdings
2
50%
Maxion Componentes Estruturais Ltda.
Amsted -Maxion Fundição e Equip. Ferrov. S.A.
3.205
93,59%
6,29%
Maxion Sistemas Automotivos S.A.
Chassis & Wheels Division
2.642
Automotive Components Division
1.213
Amsted Industries (50%)
Number of Employees
Consolidated Figure 5.474


IOCHPE-MAXION
Net sales breakdown by company %
1H04 - R$ 482,1 MM
1H03 - R$ 310,9 MM
Automotive Components
14%
57%
29%
Amsted Maxion
Chassis & Wheels
Automotive Components
18%
59%
Amsted Maxion
23%
Chassis & Wheels
5

IOCHPE-MAXION

Automotive Industry – Brazilian Output units

	2Q04	2Q03	Var%	1H04	1H03	Var%
✓ Cars	430,3	384,3	12,0%	833,9	754,5	10,5%
✓ Light commercials	73,1	53,8	35,8%	140,7	98,1	43,4%
✓ Trucks	27,0	18,6	45,1%	50,0	38,7	29,1%
✓ Buses	7,8	6,7	15,7%	13,7	13,0	5,7%
Total Vehicles	538,2	463,5	16,1%	1.038,3	904,3	14,8%
✓ Agricultural Machinery	17,2	15,5	11,3%	32,3	26,6	21,2%

Source : Anfavea


IOCHPE-MAXION
Automotive Industry - Export
units
Source : Anfavea
7

	2Q04	2Q03	Var%	1H04	1H03	Var%
✓ Cars	119,2	137,0	(13,0%)	214,2	229,1	(6,5%)
✓ Light commercials	25,7	16,8	52,8%	46,0	28,7	60,3%
✓ Trucks	6,8	2,8	142,3%	11,7	4,7	148,3%
✓ Buses	2,8	2,0	36,8%	4,8	4,0	21,0%
Total Vehicles	154,5	158,7	(2,6%)	276,7	266,4	3,8%
✓ Agricultural Machinery	7,7	4,8	60,3%	14,7	8,6	70,9%


MAXION
COMPONENTES ESTRUTURAIS
Subsidiaries: MAXION SISTEMAS AUTOMOTIVOS (Chassis & Wheels Division)
57%


IOCHPE-MAXION
Chassis and Wheels Division
Chassis and Siderails - 51% of net sales
Heavy
Medium
Light
Siderails
Stamped Parts
Structural Parts
Chassis
9


IOCHPE-MAXION
Chassis and Wheels Division
Wheels for Vehicles - 49% of net sales
10


IOCHPE-MAXION
Chassis and Wheels Division
R$ MM
Net Sales
600
400
200
0
CAGR = 38,4% a.a.
Var% = 47,6%
Var% = 53,9%
112,1
174,1
207,5
240,7
397,3
484,2
182,6
269,5
94,3
145,1
1999
2000
2001
2002
2003
2Q04 LTM
1H03
1H04
2Q03
2Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
11


IOCHPE-MAXION
Chassis and Wheels Division
Chassis - Market Share %
1H04
1H03
OEM
11%
73%
Dana
16%
Maxion
OEM
10%
74%
Dana
16%
Maxion
12



IOCHPE-MAXION
Chassis and Wheels Division
Chassis - Net sales breakdown by customer %
1H04 – R$ 139,1MM
1H03 – R$ 95,3 MM
Volks-wagen
23%
General Motors
12%
Ford
8%
Export
7%
Scania
5%
Other
19%
Daimler Chrysler
26%
Volks-wagen
26%
General Motors
13%
Ford
6%
Export
10%
Scania
5%
Other
14%
Daimler Chrysler
26%
13



IOCHPE-MAXION
Chassis and Wheels Division
New Orders: R$ 15,9 MM per year
14

CHASSIS	Country	Starting Date	Annual SalesR$ MM
Siderails - Workhorse	USA	Sep-03	5,4
Medium Stampings - DaimlerChrysler	Brazil	Aug-04	3,1
Chassis (CKD - México) - Volkswagen	Brazil	Mar-04	2,3
Chassis - Volkswagen	Brazil	Apr-04	2,2
Light Stampings - DaimlerChrysler	Brazil	Jun-04	1,3
Stamped Parts - Streparava - Iveco	Brazil	Sep-03	0,9
Medium Stampings - Peugeot Citroen	Brazil	Oct-04	0,4
Siderail Reinforcement - DaimlerChrysler	Brazil	May-04	0,3


IOCHPE-MAXION
Chassis and Wheels Division
Wheels - Market Share %
1H04
1H03
Other
9%
39%
52%
Borlem
(Hayes)
Maxion
Other
10%
39%
51%
Borlem
(Hayes)
Maxion
15


IOCHPE-MAXION
Chassis and Wheels Division
Wheels - Net sales breakdown by customer %
1H04 – R$ 130,4MM
1H03 – R$ 87,3 MM
Volks-
wagen
Scania
Volvo
After
market
Other
11%
6%
5%
15%
14%
Export
23%
26%
Tractors
Volks-
wagen
Scania
Volvo
After
market
Other
12%
6%
4%
13%
11%
Export
28%
26%
Tractors
16


IOCHPE-MAXION
Chassis and Wheels Division
NEW ORDERS: R$ 26,6 MM per year
17

WHEELS	Country	Starting Date	Annual Sales R$ MM
GKN	Europe / USA	Sep-03	15,7
John Deere	Brazil	Nov-04	3,2
Stip	Tunis	May-04	2,3
Dunlop	South Africa	Jun-04	1,5
Kurt Leyser Corp.	South Africa	Apr-04	1,5
MAAP	Morocco	May.04	1,0
Bridgestone	Spain	Feb-04	0,8
Kristanas Spiros	Greece	Jul-04	0,6


MAXION
COMPONENTES AUTOMOTIVOS
Subsidiaries - MAXION SISTEMAS AUTOMOTIVOS (Automotive Components Division)
14%


IOCHPE-MAXION
Automotive Components Division
19

IOCHPE-MAXION

Automotive Components Division



Disposal

- Assets related to the window raiser mechanism business
- Buyer: Brose do Brasil Ltda. – subsidiary of Brose International GmbH
- Amount: R$ 17.8 million
- Assets transfer within 180 days
- Window raiser mechanism business represents
  - 7% of the LTM consolidated sales
  - 51% of the LTM net sales of Iochpe-Maxion in the passenger car segment


IOCHPE-MAXION
Automotive Components Division
R$ MM
Net Sales
CAGR = 7,7% a.a.
Var % = 24,2%
Var % = 33,9%
150
100
50
0
91,5
99,0
93,6
98,1
114,3
127,6
55,0
68,3
25,7
34,4
1999
2000
2001
2002
2003
2Q04 LTM
1H03
1H04
2Q03
2Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
21

IOCHPE-MAXION

Automotive Components Division

Market Share %	1H04	1H03
Window raiser mechanism	43%	42%
Hand break lever	43%	45%
Latch	10%	12%
Knob / Keys / Cylinder (KKC)	8%	9%
Jack	20%	15%


IOCHPE-MAXION
Automotive Components Division
Net sales breakdown by customer %
1H04 – R$ 68,3MM
1H03 – R$ 55,0 MM
General Motors
25%
Volks-wagen
15%
13%
SAS (Faurecia)
7%
Ford
4%
After market
5%
Other
31%
Fiat
General Motors
22%
Volks-wagen
20%
10%
SAS (Faurecia)
7%
Ford
8%
After market
4%
Other
29%
Fiat
23


IOCHPE-MAXION
Automotive Components Division
New Orders: R$ 9,3 MM per year
24

Model	Product	Starting Date	Annual Sales R$ MM
Truck - VW	Window raiser / KKC / Lock	Jun-05	7,3
Fox - VW	Jack	Oct-03	0,9
Celta - GM	Window raiser	May-04	0,8
Pick-up Montana - GM	Latch	Nov-03	0,3


IOCHPE-MAXION
Brazilian market of railroad equipment

Sales	2Q04	2Q03	Var%	1H04	1H03	Var%
✓ Railroad freight cars – units	1.563	492	218%	2.616	828	216%
✓ Railroad wheels – thous. units	10,3	3,9	161%	16,8	18,1	(7%)
✓ Railroad castings – thous. ton	1,2	0,6	121%	2,0	0,9	129%

Does not include wheels and castings used in the assembly of new freight cars
25


Amsted MAXION
FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS S.A.
Subsidiaries...
AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS (Amsted Maxion Foundry and Railroad Equipments)
29%


IOCHPE-MAXION
Amsted Maxion
27


IOCHPE-MAXION
Amsted Maxion
R$/MM
Net Sales
600,0
400,0
200,0
0,0
CAGR = 41,9% a.a.
Var % = 87,3%
Var % = 94,0%
94,5
121,6
109,5
120,4
328,1
456,0
146,5
274,4
85,1
165,1
1999
2000
2001
2002
2003
2Q04 LTM
1H03
1H04
2Q03
2Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
28


IOCHPE-MAXION
Amsted Maxion
Market Share %
1H04
1H03
Railroad Cars
75%
100%
Railroad Wheels
40%
60%
Railroad Castings
80%
80%
Industrial Castings
45%
60%
29


IOCHPE-MAXION
Amsted Maxion
Net sales breakdown by customer %
1H04 – R$ 137,2 MM(*)
1H03 – R$ 73,3 MM(*)
CVRD
60%
14%
MRS
10%
Export
3%
Caterpillar
3%
FCA
7%
3%
Other
ADM
CVRD
69%
2%
MRS
18%
Export
5%
Caterpillar
3%
3%
Other
FCA
(*) accounts for 50% of the total net sales of Amsted Maxion
30


IOCHPE-MAXION



Amsted Maxion

Spot Orders : R$ 520,0 MM

- CVRD / FCA – 2.878 cars
- MRS - 630 cars
- ADM - 140 cars
- Mineração Serra do Sossego - 42 cars
- MRS / ALL - 50 boxes
- MRC (Mitsui) – 150 cars

Total = 3.840 cars e 50 boxes



Delivered

- As of Jun 30 – 1.932 cars and 30 boxes
- Still in 2004 – 1.908 cars and 20 boxes


IOCHPE-MAXION
Amsted Maxion

Recurring Orders : R$ 113,3 MM per year

- ASF-Amsted (USA) – railroad castings - R$ 51,4MM
- ConMet-Amsted (USA) – fifth-wheels component - R$ 8,3MM
- Caterpillar (Brazil) – tractor parts - R$ 20,8MM
- Caterpillar (USA) – tractors parts - R$ 25,9MM
- Metso (France) – industrial castings - R$ 3,7MM
- Komatsu / CNH (USA and Italy) – industrial castings - R$ 3,2MM


IOCHPE-MAXION
CONSOLIDATED
FIGURES


IOCHPE-MAXION
First Halfs Comparison
% net sales
Operational Margins
17,2%
22,1%
19,4%
22,0%
20,8%
12,1%
16,6%
14,4%
15,6%
14,7%
4,5%
8,9%
6,2%
10,3%
11,6%
-6,9%
-0,3%
-3,8%
4,2%
6,7%
Gross Profit
Ebitda
Ebit
Operation Result
1H00
1H01
1H02
1H03
1H04
14


IOCHPE-MAXION
First Halfs Comparison
R$ MM
Operational Margins
100,2
68,3
71,0
47,5
45,0
37,9
48,4
55,8
33,4
33,7
28,0
32,1
32,5
18,2
9,9
12,1
12,9
(0,8)
(7,4)
(12,3)
Gross Profit
Ebitda
Ebit
Operation Result
1H00
1H01
1H02
1H03
1H04
35


IOCHPE-MAXION
5 Year Comparison
% net sales
Operational Margins
21,4%
21,1%
20,2%
19,9%
18,5%
15,5%
16,8%
13,2%
13,2%
8,8%
7,2%
8,9%
8,5%
9,6%
7,4%
2,9%
4,6%
-3,8%
-4,4%
-3,9%
Gross Profit
Ebitda
Ebit
Operation Result
2000
2001
2002
2003
2Q04 LTM
LTM = last 12 months
36


IOCHPE-MAXION
5 Year Comparison
R$ MM
Operational Margins
115,7
80,1
86,6
136,6
168,5
55,0
57,9
69,0
89,4
112,0
46,3
27,0
36,4
57,5
81,1
(24,5)
(14,2)
(17,9)
19,4
38,9
Gross Profit
Ebitda
Ebit
Operation Result
2000
2001
2002
2003
2Q04 LTM
LTM = last 12 months
37


IOCHPE-MAXION
5 Year Comparison
R$ MM
Net Sales
Disposals
CAGR = 38,7% a.a.
Var% = 55,1%
Var% = 65,6%
1000
750
500
250
0
615,4
624,0
373,7
411,2
675,7
846,9
310,9
482,1
162,6
269,2
1999
2000
2001
2002
2003
2Q04 LTM
1H03
1H04
2Q03
2Q04
LTM = Last 12 months / CAGR = Compounded Annually Growth Rate
38


IOCHPE-MAXION
Consolidated
Net sales breakdown by customer %
1H04 – R$ 482,1 MM
1H03 – R$ 310,9 MMM
Daimler Chrysler
Export
Tractors
General Motors
After market
MRS
Fiat
Other
CVRD
Volks-wagen
12%
9%
7%
7%
5%
4%
4%
22%
18%
12%
15%
10%
7%
8%
5%
1%
5%
18%
16%
15%
39


IOCHPE-MAXION
Net sales breakdown by customer segment %
40

Customer Segment	1H04	1H03
OEM producing in the country	**61%**	**65%**
- **Bus, truck and light commercial**	**48%**	**47%**
- **Car**	**13%**	**18%**
Brazilian railroad operators	**27%**	**20%**
Export	**12%**	**15%**


IOCHPE-MAXION
Export by product segment %
1H04 – US$ 19,6MM / R$ 58,8MM
1H03 – US$ 14,7MM / R$ 50,8MM
Automotive Wheels
57%
20%
Chassis
1%
22%
Aut. Comp.
Railroad Equip.
Automotive Wheels
Chassis
51%
20%
1%
28%
Railroad Equip.
Aut. Comp.
Import 1H04
US$ 6,3MM / R$ 18,6MM (*)
Import 1H03
US$ 3,8MM / R$ 12,9MM
41


IOCHPE-MAXION
Export by destination %
1H04 – US$ 19,6MM / R$ 58,8MM
1H03 – US$ 14,7MM / R$ 50,8MM
Canada
13%
Mexico
3%
50%
USA
18%
South America
1%
8%
7%
Asia / Oceania
Africa / Middle East
Europe
Canada
21%
Mexico
2%
South America
17%
USA
32%
4%
Asia / Oceania
9%
15%
Europe
Africa / Middle East
42

IOCHPE-MAXION

Income Statement

R$ MM

	1H04	% sales	1H03	% sales	Var%
Net sales	482.094	100,0%	310.864	100,0%	55,1%
(-) Cost of products sold	(381.934)	-79,2%	(242.617)	-78,0%	57,4%
Gross profit	100.160	20,8%	68.247	22,0%	46,8%
OPERATIONAL EXPENSES					
Sales	(25.358)	-5,3%	(19.810)	-6,4%	28,0%
Administrative	(20.013)	-4,2%	(15.595)	-5,0%	28,3%
Other	968	0,2%	(715)	-0,2%	-235,4%
	(44.403)	-9,2%	(36.120)	-11,6%	22,9%
EBIT	55.757	11,6%	32.127	10,3%	73,6%
Net financial expenses	(23.247)	-4,8%	(19.185)	-6,2%	21,2%
Operation Result	32.510	6,7%	12.942	4,2%	151,2%
Non-operational result	(4.312)	-0,9%	(67)	0,0%	7464,9%
Earnings before taxes and minority int.	28.198	5,8%	12.886	4,1%	118,8%
Taxes and minority interest	(13.880)	-2,9%	(8.956)	-2,9%	55,0%
Net Income	14.318	3,0%	3.929	1,3%	264,4%
EBITDA	70.962	14,7%	48.424	15,6%	46,5%



IOCHPE-MAXION
Net Bank Debt
R$ MM
x EBITDA
250,0
200,0
150,0
100,0
50,0
0,0
5,0
4,0
3,0
2,0
1,0
0,0
208,4
194,8
65,1
105,7
115,0
149,5
3,6
2,2
1,1
1,5
1,3
1,3
1999
2000
2001
2002
2003
2Q04 LTM
44


IOCHPE-MAXION
Bank Debt Breakdown – Jun04
R$ MM

DEBT TYPE	SHORT	LONG	TOTAL
Local Bonds	26,1		26,1
Trade Finance / Export Lines	47,8	47,2	95,0
Equipment Lines	34,3	20,4	54,7
Hot Money	3,1		3,1
	111,3	67,6	178,9
(-) Cash and Marketable Securities	26,9	2,5	29,4
Net Debt	84,4	65,1	149,5

45


IOCHPE-MAXION
Bank Debt Index Breakdown – Jun04
50%
Dollar
27%
TJLP (Equipment Lines)
15%
INPC (consumer inflation)
5%
CDI (interbank)
3%
IGPM (general inflation)
46


IOCHPE-MAXION
Consolidated Foreign Currency Exposure – Jun04 - US$ MM
Balance
Assets denominated in foreign currency
. Marketable Securities / Investments 3,8
. Accounts Receivable 5,4
9,2
Liabilities denominated in foreign currency
. Bank Debt (Export Lines / Other) (28,6)
. Accounts Payable (3,6)
(32,2)
Net Position (23,0)
47


IOCHPE-MAXION
BENCHMARK


IOCHPE-MAXION
Benchmark – Gross Profit
% net sales
Gentex
Stoneridge
Eaton
Strattec
Iochpe-Maxion
Federal Mogul
Borg Warner
Cummins
Titan
Tenneco
Autoliv
American Axle
Johnson Controls
Dura
Valeo
Superior
Dana
TRW Auto
Collins & Aikman
Arvin Meritor
Delphi
Tower
Lear
Intermet
Visteon
0%
10%
20%
30%
40%
Avg. = 15%
2Q04
2Q03
Source: Companies releases
2004 first 6 months results of each company, except fot Strattec with 12 months result, ArvinMeritor and Johnson Controls with 9 months.
49


IOCHPE-MAXION
Benchmark – EBIT
% net sales
Gentex
Strattec
Iochpe-Maxion
Stoneridge
Autoliv
Borg Warner
Eaton
American Axle
Superior
Titan
TRW Auto
Dana
Tenneco
Dura
Cummins
Faurecia
Johnson Controls
Tower
Federal Mogul
Lear
Valeo
Arvin Meritor
Collins & Aikman
Delphi
Intermet
Visteon
-5%
5%
15%
25%
35%
Avg. = 6%
2Q04
2Q03
Source: Companies releases
2004 first 6 months results of each company, except fot Strattec with 12 months result, ArvinMeritor and Johnson Controls with 9 months.
50


IOCHPE-MAXION
Benchmark – EBITDA
% net sales
Strattec
Iochpe-Maxion
Borg Warner
American Axle
Autoliv
Titan
TRW Auto
Valeo
Tower
Tenneco
Federal Mogul
Dana
Dura
Cummins
Intermet
Faurecia
Johnson Controls
Delphi
Arvin Meritor
Collins & Aikman
Lear
Visteon
0%
5%
10%
15%
20%
Avg. = 10%
2Q04
2Q03
Source: Companies releases
2004 first 6 months results of each company, except fot Strattec with 12 months result, ArvinMeritor and Johnson Controls with 9 months.
51


IOCHPE-MAXION


IOCHPE-MAXION
Iochpe-Maxion: Basics

- Two major operations:
  - Wheels and chassis for trucks, buses, pickups and agricultural machinery
  - Equipments for the railroad industry
- Third smaller operation:
  - Autoparts for passenger cars
- Plants located in the São Paulo and Minas Gerais States in Brazil.


IOCHPE-MAXION



Iochpe-Maxion: History

- 1918: Iochpe Group started in the lumber segment
- From 1978 to 1996: period of diversification in several industries followed by divestitures and concentration in the autopart and railroad equipment segments
- 1984: become a public company
- 1994: issue of ADRs level I
- 1998: corporate restructuring and recapitalization – Bradesco and BNDES join shareholders' agreement along with Iochpe Family
- 2000: joint venture in the railroad equipment business with Amsted Industries
- 2001: divestiture of the diesel engine business to Navistar
- 2002 / 2004: divestiture of the steering column and window mechanism business, decreasing exposure to the passenger car autopart segment
- 2004: Bradesco sold its stake to Iochpe Family

IOCHPE-MAXION

Shareholder Composition


Shareholders Agreement
Iochpe Family
Voting
Non-voting
Total
BNDES Participações
Voting
Non-voting
Total
Free Float
Voting
Non-voting
Total
Iochpe-Maxion S.A.
Issued Shares (*)
Voting 921,429,894 34.62%
Non-voting 1,740,185,376 65.38%
Total 2,661,615,270 100.00%

(*) all outstanding


IOCHPE-MAXION
Corporate Structure
Iochpe Maxion S.A
(16 Employees)
Consolidated = 5,969 Employees
99.99%
Maxion Componentes Estruturais Ltda.
92.64%
7.22%
Maxion Sistemas Automotivos S.A.
50%
Amsted Maxion Fund. e Equip. Ferroviarios S.A.
(3,370 Employees)
50%
Amsted Industries
Wheels and Chassis Division
(2,974 Employees)
Automotive Comp. Division
(1,294 Employees)
5


IOCHPE-MAXION
Net sales breakdown %
9M04 - R$ 786.8 MM
9M03 - R$ 494.9 MM
Automotive Comp. Division
13%
57%
30%
Amsted Maxion (*)
Wheels and Chassis Division
Automotive Comp. Division
16%
60%
24%
Amsted Maxion (*)
Wheels and Chassis Division
(*) Consolidated figures consider 50% of the net sales of Amsted Maxion
6


IOCHPE-MAXION
WHEEL AND CHASSIS DIVISION (*)
57%
(*) Division of
MAXION
SISTEMAS AUTOMOTIVOS


IOCHPE-MAXION
Wheels and Chassis Division
8


IOCHPE-MAXION



Wheels and Chassis Division: Basics

- Conformation of flat steel
- Focused on the commercial vehicles segment (trucks, buses, pickups and agricultural machinery)
- Continuous capex resulting in an unique manufacturing facility in the South American market (barriers to entry)
- Local leadership
- Cost competitiveness: steel, wages
- Important export base (16% of sales)

IOCHPE-MAXION

Wheels and Chassis Division


Chassis - 51% of Division's net sales – R$ 230 MM – 9M04
Heavy
Medium
Light
Siderails
Stamped Parts
Structural Parts
Chassis


IOCHPE-MAXION
Wheels and Chassis Division
Wheels for Vehicles - 49% of Division's net sales – R$ 220 MM – 9M04
11



IOCHPE-MAXION

Automotive Industry – Brazilian Output (Thousand units)

	3Q04	3Q03	Δ%	9M04	9M03	Δ%
✓ Cars	468.7	350.4	33.8%	1,302.6	1,104.9	17.9%
✓ Pickups	83.0	55.4	49.8%	223.7	153.5	45.7%
✓ Trucks	29.1	19.6	48.5%	79.1	58.3	35.6%
✓ Buses	7.7	7.0	10.6%	21.4	20.0	7.4%
Total Vehicles	588.6	432.4	36.1%	1,626.9	1,336.7	21.7%
✓ Agricultural Machinery	18.9	17.5	7.7%	51.1	44.1	15.8%

Source : Anfavea

IOCHPE-MAXION

Automotive Industry - Export

Thousand units

	3Q04	3Q03	Δ%	9M04	9M03	Δ%
✓ Cars	147.1	104.8	40.3%	361.3	333.9	8.2%
✓ Pickups	28.5	20.1	41.8%	74.5	48.8	52.7%
✓ Trucks	7.3	3.7	98.0%	19.0	8.4	126.2%
✓ Buses	3.3	2.5	28.4%	8.1	6.5	23.9%
Total Vehicles	186.3	131.2	41.9%	462.9	397.7	16.4%
✓ Agricultural Machinery	8.5	6.3	34.5%	23.2	14.9	55.5%

Source : Anfavea

IOCHPE-MAXION

Wheels and Chassis Division

R$ MM


Net Sales
600
400
200
00
CAGR = 39.9% a.a.
Δ% = 52.3%
Δ% = 53.7%
112
174
208
241
397
552
295
450
113
173
1999
2000
2001
2002
2003
3Q04 LTM
9M03
9M04
3Q03
3Q04

LTM = Last 12 months / CAGR = Compounded Annual Growth Rate


IOCHPE-MAXION
Wheels and Chassis Division
Chassis – Market Share and Customer Base – 9M04
Market Share
74%
OEMs
11%
Dana
15%
Maxion
Customer Base
Volks-
wagen
22%
General
Motors
13%
9%
Ford
7%
Export
5%
Scania
28%
16%
Daimler
Chrysler
Other
15


IOCHPE-MAXION
Wheels and Chassis Division
Wheels - Market Share and Customer Base – 9M04
Market Share
Other
10%
39%
51%
Hayes
Maxion
Customer Base
Volks-
wagen
Scania
Volvo
Trailer
OEMs
11%
6%
6%
Other
16%
11%
Export
24%
26%
Tractors
16


IOCHPE-MAXION
AUTOMOTIVE COMPONENTS DIVISION (*)
14%
(*) Division of
MAXION
SISTEMAS AUTOMOTIVOS


IOCHPE-MAXION
Automotive Components Division: Basics
Light stamping
Assembly of parts
Focused on passenger cars
Low barriers to entry
Local leadership in main products
Strong trend for globalization
18





Automotive Components Division

Partial Divestiture – Sept.10, 2004

- Sold assets related to the window mechanism business
- Buyer: Brose do Brasil Ltda. – subsidiary of Brose International GmbH
- Amount: R$ 17.8 million
- Asset transfer in 180 days
- Window mechanism business represents:
  - 7% of the consolidated net sales
  - 51% of the net sales to the passenger car segment

IOCHPE-MAXION

Automotive Components Division: Main Products



HANDBRAKE LEVERS
PEDAL SETS
JACKS



IOCHPE-MAXION

Automotive Industry – Brazilian Output (Thousand units)

	3Q04	3Q03	Δ%	9M04	9M03	Δ%
✓ Cars	468.7	350.4	33.8%	1,302.6	1,104.9	17.9%
✓ Pickups	83.0	55.4	49.8%	223.7	153.5	45.7%
✓ Trucks	29.1	19.6	48.5%	79.1	58.3	35.6%
✓ Buses	7.7	7.0	10.6%	21.4	20.0	7.4%
Total Vehicles	588.6	432.4	36.1%	1,626.9	1,336.7	21.7%
✓ Agricultural Machinery	18.9	17.5	7.7%	51.1	44.1	15.8%

Source : Anfavea

IOCHPE-MAXION

Automotive Industry - Export (Thousand units)

	3Q04	3Q03	Δ%	9M04	9M03	Δ%
✓ Cars	147.1	104.8	40.3%	361.3	333.9	8.2%
✓ Pickups	28.5	20.1	41.8%	74.5	48.8	52.7%
✓ Trucks	7.3	3.7	98.0%	19.0	8.4	126.2%
✓ Buses	3.3	2.5	28.4%	8.1	6.5	23.9%
Total Vehicles	186.3	131.2	41.9%	462.9	397.7	16.4%
✓ Agricultural Machinery	8.5	6.3	34.5%	23.2	14.9	55.5%

Source : Anfavea


IOCHPE-MAXION
Automotive Components Division
R$ MM
Net Sales
150
100
50
0
CAGR = 9.0% a.a.
Δ% = 28.9%
Δ% = 38.6%
92
99
94
98
114
138
82
105
27
37
1999
2000
2001
2002
2003
3Q04 LTM
9M03
9M04
3Q03
3Q04
LTM = Last 12 months / CAGR = Compounded Annual Growth Rate
23


IOCHPE-MAXION
Automotive Components Division
Market Share and Customer Base – 9M04
Market Share
Window mechanism 42%
Hand break lever 43%
Pedal Set 27%
Jack 20%
Latch 9%
Knob / Key / Cylinder 7%
Customer Base
General Motors
25%
Volks-wagen
15%
SAS
14%
Ford
7%
After Market
4%
Other
4%
Fiat
31%
24


IOCHPE-MAXION
Subsidiaries
AMSTED MAXION FUNDICÃO E EQUIPAMENTOS FERROVIÁRIOS
30%
Amsted MAXION


IOCHPE-MAXION
Amsted Maxion
26





IOCHPE-MAXION

Amsted Maxion: Basics

- Integrated freight car operation: castings and car assembly
- Capex + technology resulting in an unique manufacturing facility and design capabilities
- Steel castings
  - Transformation of steel scrap
  - Focused on the railroad equipment and industrial business
  - High barrier to entry
  - Local leadership
  - Important export base
- Freight car assembly
  - Assembly of components and castings
  - Focused on the Brazilian railroad operators
  - Low to medium entry barriers
  - Local leadership

IOCHPE-MAXION

Amsted Maxion: Main Products


RAILROAD
WHEELS
RAILROAD
FREIGHT CARS
BOOGIES





Brazilian railroad equipment market

Sales	3Q04	3Q03	Δ%	9M04	9M03	Δ%
✓ Railroad freight cars – units	1,579	511	209%	4,195	1,339	213%
✓ Railroad wheels – thous. units	13.6	8.9	53%	30.4	27.0	13%
✓ Railroad castings – thous. tons	0.7	0.7	0%	2.7	1.6	69%

Does not include wheels and castings used in the assembly of new freight cars

IOCHPE-MAXION

Amsted Maxion

R$ MM



Net Sales (*)
600
400
200
0
CAGR = 45.2% a.a.
Δ% = 96.5%
Δ% = 111.5%
95
122
110
120
328
556
236
464
89
189
1999
2000
2001
2002
2003
3Q04 LTM
9M03
9M04
3Q03
3Q04

LTM = Last 12 months / CAGR = Compounded Annual Growth Rate

(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales


IOCHPE-MAXION
Amsted Maxion
Market Share and Customer Base – 9M04
Market Share
Railroad Freight Cars 75%
Railroad Wheels 40%
Railroad Castings 80%
Industrial Castings 50%
Customer Base
CVRD 57%
MRS 14%
Export 12%
FCA 7%
Ferronorte 4%
Caterpillar 3%
Other 3%
31


IOCHPE-MAXION
Amsted Maxion
Spot Orders 2004 : R$ 580.0 MM (*)
CVRD / FCA – 2,878 cars
MRS - 630 cars
ADM - 140 cars
Mineração Serra do Sossego - 42 cars
MRS / ALL - 50 boxes
MRC (Mitsui) – 150 cars
Total = 3,840 cars and 50 boxes
Delivered
As of Sept. 30 – 3,116 cars and 30 boxes
Still in 2004 – 724 cars and 20 boxes
(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales
32


IOCHPE-MAXION



Amsted Maxion

Spot Orders 2005 : R$ 130.0 MM (*)

- MRC (Mitsui) – 350 cars
- C.V.G. Ferrominera Orinoco - (Venezuela) - 225 cars
- Comilog S.A. (Gabon) - 76 cars
- CBG – Compagnie des Bauxites de Guinee (Guinee) - 24 cars

Total = 675 cars

(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales

IOCHPE-MAXION



Amsted Maxion

Recurring Orders : R$ 132.2 MM per year (*)

- Caterpillar (Brazil and USA) – tractor parts - R$ 54.0MM
- ASF-Amsted (USA) – railroad castings – R$ 44.7MM
- C.V.G. Ferrominera Orinoco (Venezuela) – railroad castings – R$ 10.1MM
- Truck OEMs (Brazil) – fifth-wheel – R$ 8.5MM
- ConMet-Amsted (USA) – *fifth-wheel components* - R$ 7.7MM
- Metso (France) – industrial castings - R$ 3.6MM
- Komatsu / CNH (USA and Italy) – industrial castings - R$ 3.6MM

(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales


IOCHPE-MAXION
CONSOLIDATED
FIGURES


IOCHPE-MAXION
Consolidated
Net sales breakdown by customer and segment – 9M04
Customer Base
Daimler Chrysler
Volks-wagen
General Motors
Tractors
Export
Fiat
MRS
Ford
CVRD
Other
12%
9%
7%
7%
4%
4%
3%
13%
17%
24%
Segment
OEMs producing in Brazil 61%
- Bus, truck and pickups 48%
- Passenger cars 13%
Brazilian railroad operators 26%
Export 13%
36


IOCHPE-MAXION
Consolidated
Exports by product segment and destination – US$ 33.6 MM / R$ 99.5 MM - 9M04
Product Segment
Wheels
53%
17%
Chassis
29%
Railroad Equipment
1%
Automotive Comp.
Destination
Canada
10%
Mexico
3%
USA
53%
19%
South America
1%
Asia / Oceania
7%
Europe
7%
Africa / Middle East
Import 9M04 - US$ 8.0MM / R$ 23.6MM (*)
37


IOCHPE-MAXION
Consolidated
R$ MM
Net Sales
Divestiture Phase
CAGR = 41.3% a.a.
Δ% = 59.0%
Δ% = 65.6%
1000
750
500
250
0
615,4
624,0
373,7
411,2
675,7
968
495
787
184
305
1999
2000
2001
2002
2003
3Q04 LTM
9M03
9M04
3Q03
3Q04
LTM = Last 12 months / CAGR = Compounded Annual Growth Rate
38


IOCHPE-MAXION
Consolidated - First Nine Months
% net sales
Operating Margins
19%
23%
21%
22%
22%
15%
17%
15%
15%
16%
8%
9%
7%
10%
13%
-2%
-1%
-5%
4%
10%
Gross Profit
EBITDA
EBIT
After Financial Expenses
9M00
9M01
9M02
9M03
9M04
39


IOCHPE-MAXION
Consolidated - First Nine Months
R$ MM
Operating Margins
85,3
68,2
62,6
107,3
174,6
67,4
50,8
45,1
73,7
126,4
36,1
27,6
20,7
49,3
104,1
(10,1)
(3,4)
(14,8)
20,2
77,7
Gross Profit
EBITDA
EBIT
After Financial Expenses
9M00
9M01
9M02
9M03
9M04
40

IOCHPE-MAXION

Consolidated – Income Statement

R$ Thous

	3Q04	%N.S.	3Q03	%N.S.	%Var.
Net sales	304,717	100.0%	184,041	100.0%	65.6%
Gross profit	74,462	24.4%	39,026	21.2%	90.8%
Operating expenses	(26,070)	-8.6%	(21,808)	-11.8%	19.5%
EBIT	48,392	15.9%	17,218	9.4%	181.1%
Net financial expenses	(3,190)	-1.0%	(9,975)	-5.4%	-68.0%
Income after financial result	45,202	14.8%	7,243	3.9%	524.1%
Non-operating result	(15,798)	-5.2%	(2,442)	-1.3%	546.9%
Income before taxes	29,404	9.6%	4,801	2.6%	512.5%
Income tax expense	(2,025)	-0.7%	(5,930)	-3.2%	-65.9%
Net income	27,379	9.0%	(1,129)	-0.6%	-2525.1%
EBITDA	55,439	18.2%	25,298	13.7%	119.1%

IOCHPE-MAXION

Consolidated – Income Statement

R$ Thous

	9M04	%N.S.	9M03	%N.S.	%Var.
Net sales	786,811	100.0%	494,905	100.0%	59.0%
Gross profit	174,622	22.2%	107,273	21.7%	62.8%
Operating expenses	(70,472)	-9.0%	(57,928)	-11.7%	21.7%
EBIT	104,150	13.2%	49,345	10.0%	111.1%
Net financial expenses	(26,437)	-3.4%	(29,160)	-5.9%	-9.3%
Income after financial result	77,713	9.9%	20,185	4.1%	285.0%
Non-operating result	(20,110)	-2.6%	(2,499)	-0.5%	704.7%
Income before taxes	57,603	7.3%	17,686	3.6%	225.7%
Income tax expense	(15,906)	-2.0%	(14,886)	-3.0%	6.9%
Net income	41,697	5.3%	2,800	0.6%	1389.2%
EBITDA	126,400	16.1%	73,722	14.9%	71.5%
Net Debt	151,240		115,055		
EBITDA LTM	142,088		97,642		
Net Debt / EBITDA LTM ratio	1.06		1.18		





Iochpe-Maxion: Fundamentals

- Strong organic revenue growth
- Steady operating margins
- Growing cash generation
- Solid capital structure – net debt / EBITDA ratio
- Focus on businesses related to the transportation industry
- Local market leadership
- Capex aiming at a strong competitive position – barriers to entry
- Growing exports
- Capacity expansion in line with demand growth

IOCHPE-MAXION



Iochpe-Maxion: Capital Markets and Governance

- Public company since 1984 / ADR Level I since 1994
- Investor relationship
  - Quarterly meetings
  - Website – exclusive IR content
  - Annual Reports, press releases, etc.
- Dividend payout – 37% of net income and an additional 10% for non voting shares
- Growing liquidity and float
- Board with 2 independent members and no executive officer members
- Audit Board ("Conselho Fiscal") with 1 representative of the non-controlling shareholders


IOCHPE-MAXION
www.iochpe-maxion.com.br/
Iochpe-Maxion - Microsoft Internet Explorer
IOCHPE-MAXION
Annual Report
Corporate
Investor Relations
Subsidiaries
45


IOCHPE-MAXION
Additional
Information


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Cars
1800
1600
1400
1200
1000
800
600
400
200
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04LTM
47


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Pickups
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
48


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Trucks
Buses
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
49


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Agricultural Machinery
80
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
50


IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Units
Freight Cars
6000
5000
4000
3000
2000
1000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
51


IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Units
Railroad Wheels
60000
50000
40000
30000
20000
10000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
Does not include wheels used in the assembly of new freight cars
52



IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Tons
4500
4000
3500
3000
2500
2000
1500
1000
500
0
Railroad Castings
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
3Q04 LTM
Does not include castings used in the assembly of new freight cars
53



IOCHPE-MAXION
Wheels and Chassis Division
54

Chassis – New Orders: R$ 19.2 MM Annual Sales

Product / Customer	Country	Starting Date	Annual Sales R$ MM
Light Stampings - ArvinMeritor	Brazil	May.05	9.6
Medium Stampings - DaimlerChrysler	Brazil	Aug.04	3.1
Chassis - Volkswagen (CKD - Mexico)	Brazil	Mar.04	2.3
Chassis - Volkswagen	Brazil	Apr.04	2.2
Light Stampings - DaimlerChrysler	Brazil	Jun.04	1.3
Medium Stampings - Peugeot Citroen	Brazil	Oct.04	0.4
Siderail Reinforcement - DaimlerChrysler	Brazil	May.04	0.3





Wheels and Chassis Division

Wheels – New Orders: R$ 17.4 MM Annual Sales

CUSTOMER	Country	Starting Date	Annual Sales R$ MM
Workhorse	USA	Jun.05	6.5
John Deere	Brazil	Nov.04	3.2
Stip	Tunisia	May.04	2.3
Dunlop	South Africa	Jun.04	1.5
Kurt Leyser Corp.	South Africa	Apr.04	1.5
MAAP	Morocco	May.04	1.0
Bridgestone	Spain	Feb.04	0.8
Kristanas Spiros	Greece	Jul.04	0.6

IOCHPE-MAXION



Automotive Components Division

New Orders: R$ 1.2 MM Annual Sales (*)

Model - Customers	Product	Starting Date	Annual Sales R$ MM
Fox - VW	Jack	Oct.03	0.9
Pick-up Montana - GM	Latch	Nov.03	0.3

(*) Does not include new orders of window mechanisms, due to the divestiture of this business


IOCHPE-MAXION
Consolidated – Net Debt Breakdown – 3Q04 – R$ MM

DEBT TYPE	SHORT	LONG	TOTAL
Local Bonds	27.3		27.3
Trade Finance / Export Lines	35.9	45.6	81.5
Equipment Financing Lines	24.9	20.3	45.2
Local Lines	23.3		23.3
	111.4	65.9	177.3
(-) Cash and Marketable Securities	26.0		26.0
Net Debt	85.4	65.9	151.3


IOCHPE-MAXION
Consolidated – Debt Indexation – 3Q04
22%
TJLP
(BNDES
rate)
47%
Dollar
15%
INPC
(consumer
Inflation)
3%
IGPM
(general
Inflation)
13%
CDI
(interbank)


IOCHPE-MAXION
Consolidated – Foreign Currency Exposure – Sept 04
Balance Sheet
US$ MM
Assets denominated in foreign currency
. Marketable Securities / Investments 1.8
. Accounts Receivable 9.9
11.7
Liabilities denominated in foreign currency
. Bank Debt (Export Lines / Other) (28.5)
. Accounts Payable (2.6)
(31.1)
Net Position (19.4)
59


IOCHPE-MAXION
Stock Performance
R$ THOUS.
R$ / THOUS. SHARES
VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
AVERAGE PRICE
VOLUME
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
200.0
175.0
150.0
125.0
100.0
75.0
50.0
25.0
23,881
173.66
136.49
110.78
97.98
94.18
80.77
79.63
78.51
81.30
80.9
84.3
80.4
51.9
27.6
24.7
6,172
6,314
4,175
3,197
4,094
3,755
2,668
2,815
3,689
1,398
758
895
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
60



IOCHPE-MAXION

Consolidated – Employee Prodctivity

	Wheels and Chassis	Automotive Components	Amsted Maxion	Corporate and Other	Consolidated (**) Sept. 2004	Sept. 2003
Employees	2,974	1,294	3,370	16	5,969	4,140
Productivity(*) R$ thous. / Employee	185.5	106.6	164.9	-	162.1	145.9

(*) Last 12 months sales /Number of employees at the end of the period

(**) Consolidated figures consider 50% of Amsted Maxion


IOCHPE-MAXION
BENCHMARK


IOCHPE-MAXION
Benchmark – Gross Profit
% net sales
Frasle
Gentex
Randon
Mangels
Stoneridge
Eaton
Strattec
Iochpe-Maxion
Accuride
Marcopolo
Federal Mogul
Borg Warner
Valeo
Cummins
Titan
Tenneco
Autoliv
American Axle
Linamar
Johnson Controls
Magna
Dura
TRW Auto
Superior
Dana
Collins & Aikman
ArvinMeritor
Lear
Tower
Delphi
Visteon
3Q04
3Q03
0%
10%
20%
30%
40%
Avg. = 17%
Fonte: Companies releases
2004 first nine months of each company, except for Strattec with 3 months result and ArvinMeritor and Johnson Controls with 12 months results
63


IOCHPE-MAXION
Benchmark – EBIT
% net sales
Gentex
Frasle
Randon
Accuride
Strattec
Iochpe-Maxion
Mangels
Stoneridge
Marcopolo
Borg Warner
Eaton
American Axle
Linamar
Autoliv
Titan
Superior
Magna
Johnson Controls
TRW Auto
Tenneco
Cummins
Valeo
Dana
Dura
Lear
ArvinMeritor
Tower
Federal Mogul
Collins & Aikman
Delphi
Visteon
3Q04
3Q03
-5%
5%
15%
25%
35%
Avg. = 8%
Fonte: Companies releases
2004 first nine months of each company, except for Strattec with 3 months result and ArvinMeritor and Johnson Controls with 12 months results
64



IOCHPE-MAXION
Benchmark - EBITDA
% net sales
Gentex
Frasle
Accuride
Randon
Strattec
Iochpe-Maxion
Linamar
Stoneridge
Mangels
Borg Warner
Autoliv
Eaton
American Axle
Titan
Marcopolo
Superior
Magna
TRW Auto
Tenneco
Federal Mogul
Tower
Dana
Dura
Cummins
Johnson Controls
ArvinMeritor
Collins & Aikman
Lear
Delphi
Visteon
3Q04
3Q03
0%
10%
20%
30%
40%
Avg. = 12%
Fonte: Companies releases
2004 first nine months of each company, except for Strattec with 3 months result and ArvinMeritor and Johnson Controls with 12 months results
65


IOCHPE-MAXION
2004 Results

IOCHPE-MAXION

Iochpe-Maxion: Basics

- Two major operations:
  - Wheels and chassis for trucks, buses, pickups and agricultural machinery
  - Equipments for the railroad industry
- Third smaller operation:
  - Autoparts for passenger cars
- Plants located in the São Paulo and Minas Gerais States in Brazil.



IOCHPE-MAXION



Iochpe-Maxion: History

- 1918: Iochpe Group started in the lumber segment
- From 1978 to 1996: period of diversification in several industries followed by divestitures and concentration in the autopart and railroad equipment segments
- 1984: become a public company
- 1998: corporate restructuring and recapitalization – Bradesco and BNDES join shareholders' agreement along with Iochpe Family
- 2000: joint venture in the railroad equipment business with Amsted Industries
- 2004: Bradesco sold its stake to Iochpe Family

IOCHPE-MAXION

Shareholder Composition



Shareholders Agreement
Iochpe Family
BNDES Participações
Free Float
Free Float – Dec 03
Iochpe-Maxion S.A.
Issued Shares (*)
Voting 921,429,894 34.62%
Non-voting 1,740,185,376 65.38%
Total 2,661,615,270 100.00%

(*) all outstanding


IOCHPE-MAXION
Corporate Structure
Iochpe-Maxion S.A.
(16 Employees)
Consolidated = 6,069 Employees
99.99%
Maxion Componentes Estruturais Ltda.
93.7%
50%
6.2%
Maxion Sistemas Automotivos S.A.
Amsted Maxion Fund. e Equip. Ferroviarios S.A.
(3,624 Employees)
50%
Wheels and Chassis Division
(2,926 Employees)
Automotive Comp. Division
(1,315 Employees)
Amsted Industries
5


IOCHPE-MAXION
Net sales breakdown %
2004 - R$ 1,098.6 MM
2003 - R$ 675.7 MM
Automotive Comp. Division
14%
57%
29%
Amsted Maxion (*)
Wheels and Chassis Division
Automotive Comp. Division
17%
59%
24%
Amsted Maxion (*)
Wheels and Chassis Division
(*) Consolidated figures consider 50% of the net sales of Amsted Maxion
6


IOCHPE-MAXION
WHEEL AND CHASSIS DIVISION (*)
57%
(*) Division of
MAXION
SISTEMAS AUTOMOTIVOS


IOCHPE-MAXION
Wheels and Chassis Division: Basics

- Conformation of flat steel
- Focused on the commercial vehicles segment (trucks, buses, pickups and agricultural machinery)
- Continuous capex resulting in an unique manufacturing facility in the South American market
- Local leadership
- Export base (16% of sales)


IOCHPE-MAXION
Wheels and Chassis Division
Chassis - 52% of Division's net sales – R$ 325 MM – 2004
Heavy
Medium
Light
Siderails
Stamped Parts
Structural Parts
Chassis
9


IOCHPE-MAXION
Wheels and Chassis Division
Wheels for Vehicles - 48% of Division's net sales – R$ 301 MM – 2004
10

IOCHPE-MAXION

Automotive Industry – Brazilian Output

Thousand units



	4Q04	4Q03	Δ%	2004	2003	Δ%
✓ Cars	452.0	400.1	13.0%	1,754.6	1,505.0	16.6%
✓ Pickups	91.8	62.6	46.8%	315.6	216.1	46.0%
✓ Trucks	27.9	20.6	35.1%	106.9	78.9	35.5%
✓ Buses	7.3	7.0	3.7%	28.7	27.0	6.5%
Total Vehicles	579.0	490.3	18.1%	2,205.9	1,827.0	20.7%
✓ Agricultural Machinery	15.8	14.6	7.7%	66.9	58.8	13.8%

Source : Anfavea

11

IOCHPE-MAXION

Automotive Industry - Export

Thousand units



	4Q04	4Q03	Δ%	2004	2003	Δ%
✓ Cars	132.5	106.4	24.5%	493.8	440.3	12.1%
✓ Pickups	35.7	23.5	52.3%	110.3	72.3	52.5%
✓ Trucks	6.3	4.4	43.1%	25.3	12.8	97.5%
✓ Buses	4.8	2.8	73.7%	12.9	9.3	38.8%
Total Vehicles	179.4	137.1	30.8%	642.3	534.7	20.1%
✓ Agricultural Machinery	7.8	6.5	19.9%	31.0	21.4	44.7%

Source : Anfavea

12


IOCHPE-MAXION
Wheels and Chassis Division
R$ MM
Net Sales
600
400
200
00
CAGR = 41.1% a.a.
112
174
208
241
397
626
Δ% = 73.1%
102
177
1999
2000
2001
2002
2003
2004
4Q03
4Q04
CAGR = Compounded Annual Growth Rate
13


IOCHPE-MAXION
Wheels and Chassis Division
Chassis – Market Share and Customer Base – 2004
Market Share
OEMs
5%
69%
26%
Dana
Maxion
Customer Base
Volks-
wagen
23%
General
Motors
13%
Ford
9%
29%
8%
Export
5%
13%
Scania
Daimler
Chrysler
Other
14


IOCHPE-MAXION
Wheels and Chassis Division
Wheels - Market Share and Customer Base – 2004
Market Share
Other
8%
35%
57%
Hayes
Maxion
Customer Base
Volks-
wagen
Scania
Volvo
Trailer
OEMs
12%
6%
6%
Other
15%
12%
Export
24%
25%
Tractors
15


IOCHPE-MAXION
AUTOMOTIVE COMPONENTS DIVISION (*)
14%
(*) Division of
MAXION
SISTEMAS AUTOMOTIVOS


IOCHPE-MAXION



Automotive Components Division: Basics

- Light stamping
- Assembly of parts
- Focused on passenger cars
- Local leadership in main products
- Strong trend for globalization


IOCHPE-MAXION



Automotive Components Division

Partial Divestiture – Sept.10 , 2004

- Sold assets related to the window mechanism business
- Buyer: *Brose do Brasil Ltda.* – subsidiary of Brose International GmbH
- Amount: R$ 17.8 million
- Asset transfer in 180 days
- Window mechanism business represents:
  - 7% of the consolidated net sales
  - 51% of the net sales to the passenger car segment



IOCHPE-MAXION
Automotive Components Division - Main Products
HANDBRAKE LEVERS
PEDAL SETS
JACKS
19



IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
20

	4Q04	4Q03	Δ%	2004	2003	Δ%
✓ Cars	452.0	400.1	13.0%	1,754.6	1,505.0	16.6%
✓ Pickups	91.8	62.6	46.8%	315.6	216.1	46.0%
✓ Trucks	27.9	20.6	35.1%	106.9	78.9	35.5%
✓ Buses	7.3	7.0	3.7%	28.7	27.0	6.5%
Total Vehicles	579.0	490.3	18.1%	2,205.9	1,827.0	20.7%
✓ Agricultural Machinery	15.8	14.6	7.7%	66.9	58.8	13.8%

Source : Anfavea

IOCHPE-MAXION

Automotive Industry - Export

Thousand units

	4Q04	4Q03	Δ%	2004	2003	Δ%
✓ Cars	132.5	106.4	24.5%	493.8	440.3	12.1%
✓ Pickups	35.7	23.5	52.3%	110.3	72.3	52.5%
✓ Trucks	6.3	4.4	43.1%	25.3	12.8	97.5%
✓ Buses	4.8	2.8	73.7%	12.9	9.3	38.8%
Total Vehicles	179.4	137.1	30.8%	642.3	534.7	20.1%
✓ Agricultural Machinery	7.8	6.5	19.9%	31.0	21.4	44.7%

Source : Anfavea

IOCHPE-MAXION

Automotive Components Division

R$ MM



Net Sales
CAGR = 10.3% a.a.
150
100
50
0
92
99
94
98
114
150
Δ% = 35.6%
33
44
1999
2000
2001
2002
2003
2004
4Q03
4Q04

CAGR = Compounded Annual Growth Rate


IOCHPE-MAXION
Automotive Components Division
Market Share and Customer Base – 2004
Market Share
Hand break lever 42%
Pedal Set 26%
Jack 20%
Latch 9%
Knob / Key / Cylinder 7%
Customer Base
General Motors
25%
SAS
15%
14%
Volks-wagen
6%
Ford
3%
After Market
8%
Other
29%
Fiat
23


IOCHPE-MAXION
Subsidiaries
AMSTED MAXION FUNDIÇÃO E EQUIPAMENTOS FERROVIÁRIOS
29%
Amsted MAXION





Amsted Maxion: Basics

- Integrated freight car operation: castings and car assembly
- Capex + technology resulting in an unique manufacturing facility and design capabilities
- Steel castings
  - Transformation of steel scrap
  - Focused on the railroad equipment and industrial business
  - Local leadership
  - Export base
- Freight car assembly
  - Assembly of components and castings
  - Local leadership

IOCHPE-MAXION

Amsted Maxion: Main Products


RAILROAD
WHEELS
RAILROAD
FREIGHT CARS
BOOGIES



Brazilian railroad equipment market



Sales	4Q04	4Q03	Δ%	2004	2003	Δ%
✓ Railroad freight cars – units	1,447	1,060	37%	5,642	2,399	135%
✓ Railroad wheels – thous. units	11.2	22.6	(50%)	41.6	49.6	(16%)
✓ Railroad castings – thous. tons	0.7	0.7	0%	3.4	2.3	48%

Does not include wheels and castings used in the assembly of new freight cars

IOCHPE-MAXION

Amsted Maxion

R$ MM



Net Sales (*)
600
400
200
0
CAGR = 46.9% a.a.
Δ% = 97.4%
95
122
110
120
328
646
92
182
1999
2000
2001
2002
2003
2004
4Q03
4Q04

CAGR = Compounded Annual Growth Rate

(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales


IOCHPE-MAXION
Amsted Maxion
Market Share and Customer Base – 2004
Market Share
Railroad Freight Cars 74%
Railroad Wheels 40%
Railroad Castings 80%
Industrial Castings 50%
Customer Base
CVRD 48%
Export 14%
FCA 13%
MRS 12%
ALL 4%
Ferronorte 3%
Other 6%
29


IOCHPE-MAXION
Amsted Maxion
Spot Orders 2005/2006 – Freight Cars : R$ 1.1Billion (*)
CVRD / FCA – 5,760 cars
Brasil Ferrovias - 500 cars
MRC(Mitsui/Bunge/ALL) - 350 cars
CVG Ferrominera Orinoco - 225 cars
Comilog – 76 cars
CBG Compagnie des Bauxites de Guinee – 22 cars
Total = 6,933 cars
Deliveries
2005 – 5,557 cars
2006 – 1,376 cars
(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales
30


IOCHPE-MAXION



Amsted Maxion

Recurring Orders : R$ 250.4 MM per year (*)

- ASF-Amsted (USA) – railroad castings – R$ 153.5MM
- Caterpillar (Brazil and USA) – tractor parts – R$ 72.5MM
- Holland Group (USA) – fifth-wheel components - R$ 12.9MM
- Metso (France) – industrial castings – R$ 4.5MM
- Truck OEMs (Brazil) – fifth-wheel – R$ 4.0MM
- Komatsu / CNH (USA and Italy) – industrial castings – R$ 3.0MM

(*) Amsted Maxion's net sales. Consolidated figures consider 50% of Amsted Maxion's sales

IOCHPE-MAXION

CONSOLIDATED FIGURES


IOCHPE-MAXION
Consolidated
Net sales breakdown by customer and segment – 2004
Customer Base
Daimler Chrysler
10%
Tractors
8%
General Motors
7%
Trailer OEMs
5%
Fiat
4%
Ford
3%
Other
20%
CVRD
18%
Export
13%
Volks-wagen
12%
Segment
OEMs producing in Brazil 62%
- Bus, truck and pickups 49%
- Passenger cars 13%
Brazilian railroad operators 25%
Export 13%
33


IOCHPE-MAXION
Consolidated
Exports by product segment and destination – US$ 47.3 MM / R$ 144.1 MM – 2004
Product Segment
Wheels
52%
Chassis
16%
Railroad Equipment
32%
Destination
Canada
11%
Mexico
3%
South America
18%
Asia / Oceania
2%
Europe
7%
Africa / Middle East
7%
USA
52%
Import 2004 - US$ 10.2MM / R$ 29.5MM (*)
34


IOCHPE-MAXION
Consolidated
R$ MM
Net Sales
1000
750
500
250
0
Divestiture
Phase
624,0
374
411
676
1099
181
312
CAGR = 43.2% a.a.
Δ% = 72.5%
2000
2001
2002
2003
2004
4Q03
4Q04
CAGR = Compounded Annual Growth Rate
35


IOCHPE-MAXION
Five Years Review
R$ MM
% sales
Gross Profit
250
200
150
100
50
0
50%
40%
30%
20%
10%
116
80
87
137
228
19%
21%
21%
20%
21%
2000
2001
2002
2003
2004
(*) 2002 results includes change in accounting for profit sharing, amounting to R$ 3.8 MM
36


IOCHPE-MAXION
Five Years Review
R$ MM
% sales
EBIT
160
120
80
40
0
50%
40%
30%
20%
10%
0%
46
27
36
58
127
7%
7%
9%
9%
12%
2000
2001
2002
2003
2004
(*) 2002 results includes change in accounting for profit sharing, amounting to R$ 3.6 MM
37


IOCHPE-MAXION
Five Years Review
R$ MM
% sales
Financial Expenses, net
80
60
40
20
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
56
41
54
38
33
9%
11%
13%
6%
3%
2000
2001
2002
2003
2004
38


IOCHPE-MAXION
Five Years Review
R$ MM
% sales
Operational Result after Financial Exp.
120
100
80
60
40
20
0
-20
-40
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
94
9%
19
3%
-10
-2%
-14
-18
2000
2001
2002
2003
2004
(*) 2002 results includes change in accounting for profit sharing, amounting to R$ 3.8 MM
39


IOCHPE-MAXION
Five Years Review
R$ MM
% sales
EBITDA
180
160
140
120
100
80
60
40
20
0
50%
40%
30%
20%
10%
0%
89
58
69
89
156
14%
17%
14%
2000
2001
2002
2003
2004
(*) 2002 results includes change in accounting for profit sharing, amounting to R$ 3.8 MM
40



IOCHPE-MAXION
Five Years Review
R$ MM
x EBITDA
Net Debt
250
200
150
100
50
0
5,0
4,0
3,0
2,0
1,0
0,0
195
65
106
115
102
2,2
1,1
1,5
1,3
0,6
2000
2001
2002
2003
2004
(*) 2002 results includes change in accounting for profit sharing, amounting to R$ 3.6 MM
41

IOCHPE-MAXION

Consolidated – Income Statement

R$ Thous.

	2004	%N.S.	2003	%N.S.	Var. 04/03
Net sales	1,098,597	100.0%	675,673	100.0%	62.6%
Gross profit	227,513	20.7%	136,558	20.2%	66.6%
Operating expenses	(100,799)	-9.2%	(79,062)	-11.7%	27.5%
EBIT	126,714	11.5%	57,496	8.5%	120.4%
Net financial expenses	(32,578)	-3.0%	(38,142)	-5.6%	-14.6%
Income after financial result	94,136	8.6%	19,354	2.9%	386.4%
Non-operating result	(20,570)	-1.9%	(5,863)	-0.9%	250.8%
Income before taxes	73,566	6.7%	13,491	2.0%	445.3%
Income tax expense	(22,740)	-2.1%	(18,602)	-2.8%	22.2%
Net income	50,826	4.6%	(5,111)	-0.8%	N.M.
EBITDA	155,478	14.2%	89,410	13.2%	73.9%


IOCHPE-MAXION



Iochpe-Maxion: Fundamentals

- Strong organic revenue growth
- Steady operating margins
- Growing cash generation
- Solid capital structure – net debt / EBITDA ratio
- Focus on businesses related to the transportation industry
- Local market leadership
- Capex aiming at a strong competitive position – barriers to entry
- Growing exports
- Capacity expansion in line with demand growth

IOCHPE-MAXION



Iochpe-Maxion: Capital Markets and Governance

- Public company since 1984 / ADR Level I since 1994
- Investor relationship
  - Quarterly meetings
  - Website – exclusive IR content
  - Annual Reports, press releases, etc.
- Dividend payout – 37% of net income and an additional 10% for non voting shares
- Growing liquidity and float
- Board with 2 independent members and no executive officer members
- Audit Board ("Conselho Fiscal") with 1 representative of the non-controlling shareholders


IOCHPE-MAXION
Stock Performance
R$ MM
R$ / THOUS. SHARES
VOLUME / MONTHLY AVERAGE PRICE
IOCHPE-MAXION PN (MYPK4)
VOLUME
AVERAGE PRICE
45


IOCHPE-MAXION
Additional
Information


IOCHPE-MAXION
BENCHMARK

IOCHPE-MAXION

Benchmark – Gross Profit

% net sales

Gentex
Stoneridge
Eaton
Strattec
Iochpe-Maxion
Thyssen Krupp
Borg Warner
Cummins
Autoliv
Tenneco
American Axle
Johnson Controls
Dura
Valeo
TRW Auto
Lear
Faurecia
ArvinMeritor
Delphi
Visteon

2004 2003

0% 10% 20% 30% 40%

Avegare = 15%

Source: Companies releases
Full Year 2004 of each company, except for Strattec with 6 months result and ArvinMeritor, Johnson Controls and Thyssen Krupp with 3 months results

IOCHPE-MAXION

Benchmark – EBIT

% net sales

Gentex
Strattec
Iochpe-Maxion
Borg Warner
Eaton
Autoliv
American Axle
Thyssen Krupp
Lear
TRW Auto
Johnson Controls
Tenneco
Dura
Cummins
Valeo
Faurecia
ArvinMeritor
Delphi
Visteon
Stoneridge

□ 2004 □ 2003

-20% -10% 0% 10% 20% 30% 40%

Average = 5%

Source: Companies releases
Full Year 2004 of each company, except for Strattec with 6 months result and ArvinMeritor, Johnson Controls and Thyssen Krupp with 3 months results

IOCHPE-MAXION

Benchmark – EBITDA

% net sales

Strattec
Borg Warner
Iochpe-Maxion
Autoliv
American Axle
Valeo
TRW Auto
Thyssen Krupp
Tenneco
Dura
Cummins
Faurecia
Lear
Johnson Controls
Delphi
ArvinMeritor
Visteon

□ 2004 □ 2003

-10% 0% 10% 20% 30% 40%

Average = 9%

Source: Companies releases
Full Year 2004 of each company, except for Strattec with 6 months result and ArvinMeritor, Johnson Controls and Thyssen Krupp with 3 months results

IOCHPE-MAXION

ROCE – Return of Capital Employed - 2004 (*)

Strattec
Gentex
Iochpe-Maxion
Cummins
Eaton
American Axle
Borg Warner
Johnson Controls
Lear
Autoliv
Tenneco
Thyssen Krupp
TRW Auto
Valeo
Dura
Faurecia
ArvinMeritor
Stoneridge
Visteon

-80,0% -60,0% -40,0% -20,0% 0,0% 20,0% 40,0% 60,0%

Average = 12,0%

Source: Companies releases
(*) (Net Income + Interest net of 34% income taxes) / (Average Net Bank Debt + Average Net Worth)


IOCHPE-MAXION
Automotive Industry – Brazilian Output - Thousand units
2000
1800
1600
1400
1200
1000
800
600
400
200
0
Cars
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
52


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Pickups
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
53


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Trucks
Buses
160
140
120
100
80
60
40
20
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
54


IOCHPE-MAXION
Automotive Industry – Brazilian Output
Thousand units
Agricultural Machinery
80
70
60
50
40
30
20
10
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
55


IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Units
Freight Cars
6000
5000
4000
3000
2000
1000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
56


IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Units
Railroad Wheels
60000
50000
40000
30000
20000
10000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Does not include wheels used in the assembly of new freight cars
57


IOCHPE-MAXION
Brazilian Railroad Equipment Industry
Tons
Railroad Castings
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
Does not include castings used in the assembly of new freight cars
58


IOCHPE-MAXION
Consolidated – Net Debt Breakdown – Dec 04 – R$ MM
59

DEBT TYPE	SHORT	LONG	TOTAL
Local Bonds	28.1		28.1
Trade Finance / Export Lines	22.1	35.2	57.3
Equipment Financing Lines	21.6	23.8	45.4
Local Lines	45.0		45.0
	116.8	59.0	175.8
(-) Cash and Marketable Securities	73.9		26.0
Net Debt	42.9	59.0	101.9


IOCHPE-MAXION
Consolidated – Debt Indexation – Dec 04
CDI (interbank)
26%
TJLP (BNDES rate)
23%
INPC (consumer Inflation)
16%
IGPM (general Inflation)
3%
Dollar
32%
60


IOCHPE-MAXION



Consolidated – Foreign Currency Exposure – Dec. 04

Balance Sheet — US$ MM

Assets denominated in foreign currency

. Marketable Securities / Investments	2.6
. Accounts Receivable	5.2
	7.8

Liabilities denominated in foreign currency

. Bank Debt (Export Lines / Other)	(15.5)
. Accounts Payable	(3.7)
	(19.2)

Net Position	(11.4)

IOCHPE-MAXION



Balance Sheet – Dec. 04

ASSETS	Dec/04	Dec/03
Current Assets		
Cash and marketable securities	73,926	12,653
Receivables	122,538	64,262
Inventories	149,353	76,522
Taxes to recover	18,779	13,201
Other	23,060	20,759
	387,656	187,397
Long-term Assets		
Marketable securities		3,736
Receivables	5,220	5,497
Deferred taxes	40,090	42,959
Other	21,998	17,333
	67,308	69,525
Permanent Assets		
Investments	265	8,431
Plant, property and equipment	171,812	150,612
Deferred items	4,171	15,234
	176,248	174,277
TOTAL	631,212	431,199

Liabilities and Stockholders' Equity	Dec/04	Dec/03
Current Liabilities		
Loans and debentures	116,846	94,888
Suppliers	68,305	37,733
Wages and labour charges	25,931	16,253
Taxes, charges and contributions	13,268	2,426
Provisions	13,759	12,840
Other	106,789	27,624
	344,898	191,764
Long-term Liabilities		
Loans	58,983	36,522
Provisions	38,032	33,258
Other	2,899	17,971
	99,914	87,751
Minority Interests	167	159
Stockholders' Equity		
Paid-in capital	161,463	161,463
Reserves - profit	24,770	
Retained earnings / losses		(9,938)
	186,233	151,525
TOTAL	631,212	431,199


IOCHPE-MAXION
2004 Results

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
Publicly-Held Company
NIRE 35.300.014.022

ANNUAL SHAREHOLDERS' MEETING

NOTICE OF MEETING

The shareholders of **IOCHPE-MAXION S.A.** are hereby informed of the Annual Shareholders' Meeting to be held on March 24, 2003, at 5 p.m., at the head office located at 146 Rua Luigi Galvani, 13th floor, so as to deliberate over the following Agenda:

AGENDA

a) report and accounts by the Board of Directors, balance sheet and other Financial Statements related to the financial year ended on 12.31.2002;

b) election of directors and setting their fees;

• In accordance with Instruction CVM No. 282, of June 26, 1998, the minimum percentage for adopting the multiple vote is 5% of voting capital 165.

São Paulo, March 5, 2003.

IVONCY BROCHMANN IOSCHPE
Chairman of the Board of Directors

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
NIRE 35.300.014.022
Publicly-Held Company

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING ON 03.24.2003

DATE AND PLACE: March 24, 2003, at 5:00 p.m., at head office, located in São Paulo – SP, at 146 Rua Luigi Galvani – 13th floor.

QUORUM: shareholders representing more than two thirds of voting Share Capital and shareholders representing 15.9% of the Company's preferred shares.

CHAIR: IVONCY BROCHMANN IOSCHPE – Chairman
MAGDA PREVIERO – Secretary

PUBLICATIONS: Done in the State of São Paulo Government Official Newspaper and Economic Value on the dates as follows, respectively:

I – Notice of Meeting: State of São Paulo Government Official Newspaper on March 6, 7 and 8 and Economic Value on March 6, 7 and 10, 2003.

II – Report by the Board of Directors and Financial Statements: State of São Paulo Government Official Newspaper and Economic Value on 02/19/2003.

RESOLUTIONS: resolved, without dissenting votes, with abstention of legally impeached:

II – approve the Report and Accounts by the Board of Directors, Report by Independent Auditors, Report by the Audit Committee, Balance Sheet and other Financial Statements related to the year ending on December 31, 2002;

II – elect, for a one-year term of office, the Board of Directors members, namely: **(1) GERALDO HESS,** Brazilian, married, business administrator, resident and domiciled in Porto Alegre – RS, at 446 Rua Carvalho Monteiro, apt. 201, bearer of ID Card RG No. 1.004.002.588-IFP and enrolled with the Ministry of Finance's Individual Taxpayers' Registry (CPF/MF) under No. 180.764.240-20 and his respective alternate **MAURO KNIJNIK**, Brazilian, married, economist, resident and domiciled in Porto Alegre – RS, at 333 Rua Mostardeiro, room 700, bearer of ID Card RG No. 5.003.409.686-SSP/SP and enrolled with the CPF/MF under No. 002.231.740-68, both appointed and elected at a separate voting, by the shareholder holding preferred shares representing 10.5% of the Company's share capital, in accordance with article 141, paragraph 4, II and paragraph 8 of Law No. 6.404/76: Fundo Fator Sinergia Share Investment Fun; **(2) IVONCY BROCHMANN IOSCHPE,** Brazilian, married, business administrator, resident and domiciled in the city of Sao Paulo, Sao Paulo, at 456 Alameda Ministro Rocha Azevedo, 11th floor, bearer of ID Card No. 36.597.949-1-SSP/SP, and enrolled with the Ministry of Finances' Individual Taxpayers' Registry under (CPF/MF) No. 000.922.900-00 and his respective alternate **JOÃO CARLOS SILVEIRO,** Brazilian, lawyer, resident and domiciled in Porto Alegre – RS, at 1240 Rua D. Pedro II, suite 601, enrolled with OAB/RS under No. 2069 and with the CPF/MF under No. 001.368.750-68; **(3) DANIEL IOSCHPE,** Brazilian, divorced, business administrator, resident and domiciled in the city of Porto Alegre, at 147 Rua Padre Chagas, suite 901/902, bearer of ID Card No. 1.002.540.076 – SSP/RS, and enrolled with the CPF/MF under No. 000.580.680-15 and his respective alternate **GUSTAVO BERG IOSCHPE,** Brazilian, single, student, resident and domiciled in the city of Porto Alegre, at 147 Rua Padre Chagas, suite 901/902, bearer of ID Card No. 3.033.069.943 – SSP/RS, and enrolled with the CPF/MF under No. 920.901.680-72; **(4) IBOTY BROCHMANN IOSCHPE,** Brazilian, judicially separated, business administrator, resident and domiciled in the city of Porto Alegre, Rio Grande do

Sul, at 1234 Rua dos Andradas, 7th floor, bearer of ID Card No. 8.002.419.037- SSP/RS, and enrolled with the CPF/MF No. 000.922.820-91, and his respective alternate **MOACIR KWITKO**, Brazilian, married, civil engineer, resident and domiciled in the city of Porto Alegre, Rio Grande do Sul, at 1234 Rua dos Andradas, 7th floor, bearer of ID Card No. 6015366682 and enrolled with the CPF/MF No. 079.726.950-91; **(5) MAURO LITWIN IOCHPE**, Brazilian, married, business administrator, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 333 Rua Mostardeiro, suite 212, bearer of ID Card No. 5.004.987.615-SSP/RS and enrolled with the CPF/MF under No. 154.727.520-00 and his alternate **LEANDRO KOLODNY,** Brazilian, married, agronomist engineer, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 333 Rua Mostardeiro, suite 212, bearer of ID Card RG No. 9.001.603.589- SSP/RS and enrolled with the CPF/MF under No. 000.754.180-53 **(6) CLAYTON CRYSTALLINO DA ROCHA**, Brazilian, divorced, accountant, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 10th floor, bearer of ID Card CRC/RJ No. 48.904 and enrolled with the CPF/MF under No. 316.747.987-68 and his respective alternate **HAROLDO FIALHO PRATES**, Brazilian, marred, engineer resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 7th floor, bearer of ID Card No. 04.335.668-2, issued by IFP/RJ and enrolled with the CPF/MF under No. 665.321.837-68 **(7) CAIO MARCIO DE ÁVILA MARTINS PINHÃO,** Brazilian, divorced, engineer, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 6th floor, bearer of ID Card CREA/RJ No. 46.690-D and enrolled with the CPF/MF under No. 595.247.587-68 and his respective alternate **JOSÉ WELLINGTON MARQUES DE ARAÚJO,** Brazilian, married, accountant, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 6th floor, bearer of ID Card No. 38076-5 CRC/RJ and enrolled with the CPF/MF under No. 334.699.897-53 and **(8) CASSIANO RICARDO SCARPELLI,** Brazilian, married, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 14th floor, bearer of ID Card RG No. 16.290.774-SSP/SP and enrolled with the CPF/MF under No. 082.633.238-27 and his respective alternate **JOÃO CARLOS ZANI,** Brazilian, judicially separated, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 14th floor, bearer of ID Card RG No. 11.050.518-9-SSP/SP and enrolled with the CPF/MF under No. 106.218.928-07;.

III – install, at shareholders' request in accordance with the law, the Company's audit committee, whose members shall exercise their office until the annual shareholders' meeting that shall decide on financial statements of the financial year to end on 12.31.2003. Consequently, observing the provisions set forth in article 161, paragraph 4, of Law No. 6.404/76, have been appointed to the offices of effective members of the Company's audit committee Messrs: **(1) ALEXANDRE LUIZ OLIVEIRA DE TOLEDO,** Brazilian, married, lawyer, resident and domiciled in São Paulo-SP at 116 Rua Boa Vista, 2nd and 3rd floors, bearer of ID Card RG No. 7.547.108-SSP/SP and enrolled with the CPF/MF under No. 037.446.598-36, and his respective alternate **FLAVIO STAMM,** Brazilian, married, administrator, resident and domiciled in São Paulo-SP at 223 Rua Patápio Silva, apt. 32, bearer of ID Card RG No. 12.317.859-SSP/SP and enrolled with the CPF/MF under No. 048.241.708-00, appointed and elected, in a separate voting, by shareholders holding preferred shares representing 15.9% of preferred share capital; **(2) ADEMAR RUI BRATZ,** Brazilian, married, administrator, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 201 Rua Ildefonso Simões Lopes, house 3, bearer of ID Card RG No. 3013125641- SSP/RS and enrolled with the CPF/MF under No. 069948740-53, and his respective alternate **ANGÉLICA FLESSAS,** Brazilian, single, accountant, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 1050 Rua Eudoro Berlinck, pat. 302, bearer of ID Card RG No. 3012066647- SSP/RS and enrolled with the CPF/MF under No. 425.686.170-04 **(3) MAURÍCIO DIÁCOLi,** Brazilian, divorced, accountant, resident and domiciled in São Paulo-SP at 481 Rua Arandú, apt. 61, bearer of ID Card RG No. 7.611.512-SSP/SP and enrolled with the CPF/MF under No. 036.302.838-29, and his respective alternate **OSWALDO TADEU FERNANDES,** Brazilian, single, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 14th floor, bearer of ID Card RG No. 18.327.296-SSP/SP and enrolled with the CPF/MF under No. 088.897.978-94, the latter two appointed and elected by shareholders holding common shares representing 83% of the voting capital.

IV – the Company's audit committee members' fees in exercise in the minimum percentage allowed in accordance with article 162, paragraph 3 of Law No. 6.404/76.

V – set at up to R$ 1,850,000.00 (one million, eight hundred and fifty thousand reais), readjustable by the IGP/FGV index variation, or another legal index that may replace it, Directors' yearly overall compensation

including audit committee members' fees, for this 2003 financial year, the Board of Directors being responsible for promoting individual appropriation distribution, as set forth in the Bylaws.

MEETING CLOSING: reading and approving the minutes, unanimously.

São Paulo, March 24, 2003

SIGNATURES: IVONCY BROCHMANN IOSCHPE – Chairman; MAGDA PREVIERO – Secretary; COMPANHIA IOCHPE – Dan Ioschpe / Oscar A. F. Becker; BRADESCO PREVIDÊNCIA E VIDA S/A by proxy Lutfe Mohamed Yunes; BNDES PARTICIPACÕES S.A. by proxy Marcia Aita Almeida; FUNDO FATOR SINERGIA FUNDO DE INVESTIMENTOS EM AÇÕES by proxy Alexandre Luiz Oliveira Toledo; ASSOCIAÇÃO DE PRESERVAÇÃO DA MEMÓRIA FERROVIÁRIA by proxy Sergio Feijão Filho; SERGIO FEIJÃO FILHO; PRICE WATERHOUSECOOPERS – INDEPENDENT AUDITORS – Pedro Ozires Predeus CRC-SP-061331/0-3; MAURICIO DIÁCOLI – Audit Committee

in the quality of Secretary of the Meeting, I declare that this is a faithful copy of the minutes drawn up in the book.

MAGDA PREVIERO
Secretary

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
NIRE 35.300.014.022
Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING ON 04.23.2003

DATE AND PLACE: April 23, 2003, at 11:00 a.m., at Company's head office, , at 146 Rua Luigi Galvani – 13th floor, in the City of São Paulo, State of São Paulo.

ATTENDANCE: Directors: Caio Marcio de Ávila Martins Pinhão, Clayton Crystallino da Rocha, Geraldo Hess, Iboty Brochmann Ioschpe, Ivoncy Brochmann Ioschpe, João Carlos Zani, Mauro Knijnik and Mauro Litwin Iochpe.

CHAIR: IVONCY BROCHMANN IOSCHPE – Chairman
MAGDA PREVIERO – Secretary

RESOLUTIONS: resolved, without dissenting votes, with abstention of legally impeached:

I – elect as Chairman of the Board of Directors with a term of office until the first Board of Directors Meeting to be held after the 2004 Annual Shareholders' Meeting: **IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, resident and domiciled in the city of Sao Paulo, SP, at 456 Alameda Ministro Rocha Azevedo, 11th floor, bearer of ID Card No. 36.597.949-1-SSP/SP, and enrolled with the Ministry of Finances' Individual Taxpayers' Registry under (CPF/MF) No. 000.922.900-00;

II – elect, as Executive Board Members, with term of office until the first Board of Directors meeting to be held after the 2004 Annual Shareholders' Meeting: 2.1. Chief Executive Officer: **DAN IOSCHPE,** Brazilian, married, business administrator, resident and domiciled in the city of São Paulo, SP, at 146 Rua Luigi Galvani, 13th floor, bearer of ID Card RG No. 3.018.532.915 – SSP/RS, and enrolled with the CPF/MF under No.439.240.690-34; 2.2. Officers: **OSCAR ANTÔNIO FOUNTOURA BECKER**, Brazilian, married, business administrator, resident and domiciled in São Paulo-SP at 146 Rua Luigi Galvani, 13th floor, bearer of ID Card RG No. 7.019.927.446-SSP/RS and enrolled with the CPF/MF under No. 113.713.660-04; **MARCOS LUCHESE**, Brazilian, married, engineer, resident and domiciled in Contagem – MG, at 100 Rua Haeckel Ben Hur Salvador, bearer of ID Card RG No. 1008970665-SSP/RS and enrolled with the CPF/MF under No. 439.952.680-72 and **ARMANDO ULBRICHT JUNIOR** , Brazilian, married, engineer, resident and domiciled in Cruzeiro-SP, at 83 Rua Dr. Othon Barcellos, bearer of ID Card RG No. 4.407.328 – SSP/SP, and enrolled with the CPF/MF under No. 714.957.388-68;

III – Explain that Officer **OSCAR ANTÔNIO FONTOURA BECKER**, identified above, shall also exercise the office of Investor Relations Officer, for the purposes set forth in Instruction No. 309, of 06.10.99, by the Securities Commission.

MEETING CLOSING: reading and approving the minutes, by attending directors.

Elected officers declare that they are not incurred in any crime set forth by law, which would prevent them from exercising trading activity.

São Paulo, April 23, 2003

SIGNATURES: Ivoncy Brochmann Ioschpe – Chairman; Magda Previeiro – Secretary; Caio Marcio de Ávila Martins Pinhão; Clayton Cristallino da Rocha; Geraldo Hess; Ivoty Brochmann Ioschpe; João Carlos Zani; Mauro Knijnik and Mauro Litwin Ioschpe.

In the quality of Secretary of the Meeting, I declare that this is a faithful copy of the minutes drawn up in the book.

MAGDA PREVIERO
Secretary

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
Publicly-Held Company
NIRE 35.300.014.022

ANNUAL SHAREHOLDERS' MEETING

NOTICE OF MEETING

The shareholders of **IOCHPE-MAXION S.A.** are hereby informed of the Annual Shareholders' Meeting to be held on March 22, 2004, at 5 p.m., at the head office located at 146 Rua Luigi Galvani, 13th floor, so as to deliberate
over the following Agenda:

AGENDA

a) report and accounts by the Board of Directors, Balance Sheet and other Financial Statements related to the financial year ended on 12.31.2003;

b) election of directors and setting their fees;

• In accordance with Instruction CVM No. 282, of June 26, 1998, the minimum percentage for adopting the multiple vote is 5% of voting capital 165.

São Paulo, March 1, 2004.

IVONCY BROCHMANN IOSCHPE
Chairman of the Board of Directors

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
NIRE 35.300.014.022
Publicly-Held Company

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING ON 03.22.2004

DATE AND PLACE: March 22, 2004, at 5:00 p.m., at head office, located in São Paulo – SP, at 146 Rua Luigi Galvani – 13th floor.

QUORUM: shareholders representing more than two thirds of voting Share Capital and shareholders representing 17.33% of the Company's preferred shares.

CHAIR: DAN IOSCHPE – Chairman
MAGDA PREVIERO – Secretary

PUBLICATIONS: Done in the State of São Paulo Government Official Newspaper and Economic Value on the dates as follows, respectively:

I – Notice of Meeting: State of São Paulo Government Official Newspaper on March 02, 03 and 4 and Economic Value on March 1, 2 and 3, 2004.

II – Report by the Board of Directors and Financial Statements: State of São Paulo Government Official Newspaper and Economic Value on 02/17/2004.

RESOLUTIONS: resolved, without dissenting votes, with abstention of legally impeached:

I – approve the Report and Accounts by the Board of Directors, Report by Independent Auditors, Report by the Audit Committee, Balance Sheet and other Financial Statements related to the year ending on December 31, 2003;

II – elect, for a one-year term of office, the Board of Directors members, namely: **(1) GERALDO HESS**, Brazilian, married, business administrator, resident and domiciled in Porto Alegre – RS, at 446 Rua Carvalho Monteiro, apt. 201, bearer of ID Card RG No. 1.004.002.588-IFP and enrolled with the Ministry of Finance's Individual Taxpayers' Registry (CPF/MF) under No. 180.764.240-20 and his respective alternate **MAURO KNIJNIK**, Brazilian, married, economist, resident and domiciled in Porto Alegre – RS, at 333 Rua Mostardeiro, room 706, bearer of ID Card RG No. 5.003.409.686-SSP/SP and enrolled with the CPF/MF under No. 002.231.740-68, both appointed and elected at a separate voting, by the shareholder holding preferred shares representing 11.23% of the Company's share capital, in accordance with article 141, paragraph 4, II and paragraph 8 of Law No. 6.404/76: Fundo Fator Sinergia Share Investment Fun; **(2) IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, resident and domiciled in the city of Sao Paulo, Sao Paulo, at 456 Alameda Ministro Rocha Azevedo, 11th floor, bearer of ID Card No. 36.597.949-1-SSP/SP, and enrolled with the Ministry of Finances' Individual Taxpayers' Registry under (CPF/MF) No. 000.922.900-00 and his respective alternate **JOÃO CARLOS SILVEIRO**, Brazilian, lawyer, resident and domiciled in Porto Alegre – RS, at 1240 Rua D. Pedro II, suite 601, enrolled with OAB/RS under No. 2069 and with the CPF/MF under No. 001.368.750-68; **(3) DANIEL IOSCHPE**, Brazilian, divorced, business administrator, resident and domiciled in the city of Porto Alegre, at 147 Rua Padre Chagas, suite 901/902, bearer of ID Card No. 1.002.540.076 – SSP/RS, and enrolled with the CPF/MF under No. 000.580.680-15 and his respective alternate **GUSTAVO BERG IOSCHPE**, Brazilian, single, student, resident and domiciled in the city of Porto Alegre, at 147 Rua Padre Chagas, suite 901/902, bearer of ID Card No. 3.033.069.943 – SSP/RS, and enrolled with the CPF/MF under No. 920.901.680-72; **(4) IBOTY BROCHMANN IOSCHPE**, Brazilian, judicially separated, business administrator, resident and domiciled in the city of Porto Alegre, Rio Grande do

Sul, at 1234 Rua dos Andradas, 7th floor, bearer of ID Card No. 8.002.419.037- SSP/RS, and enrolled with the CPF/MF No. 000.922.820-91, and his respective alternate **MOACIR KWITKO**, Brazilian, married, civil engineer, resident and domiciled in the city of Porto Alegre, Rio Grande do Sul, at 1234 Rua dos Andradas, 7th floor, bearer of ID Card No. 6015366682 and enrolled with the CPF/MF No. 079.726.950-91; **(5) MAURO LITWIN IOCHPE**, Brazilian, married, business administrator, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 333 Rua Mostardeiro, suite 212, bearer of ID Card No. 5.004.987.615-SSP/RS and enrolled with the CPF/MF under No. 154.727.520-00 and his alternate **LEANDRO KOLODNY**, Brazilian, married, agronomist engineer, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 333 Rua Mostardeiro, suite 212, bearer of ID Card RG No. 9.001.603.589- SSP/RS and enrolled with the CPF/MF under No. 000.754.180-53 **(6) CLAYTON CRYSTALLINO DA ROCHA**, Brazilian, divorced, accountant, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 10th floor, bearer of ID Card CRC/RJ No. 48.904 and enrolled with the CPF/MF under No. 316.747.987-68 and his respective alternate **HAROLDO FIALHO PRATES**, Brazilian, marred, engineer resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 7th floor, bearer of ID Card No. 04.335.668-2, issued by IFP/RJ and enrolled with the CPF/MF under No. 665.321.837-68 **(7) CAIO MARCIO DE ÁVILA MARTINS PINHÃO**, Brazilian, divorced, engineer, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 6th floor, bearer of ID Card CREA/RJ No. 46.690-D and enrolled with the CPF/MF under No. 595.247.587-68 and his respective alternate **JOSÉ WELLINGTON MARQUES DE ARAÚJO**, Brazilian, married, accountant, resident and domiciled in the city of Rio de Janeiro - RJ, at 100 Avenida República do Chile, 6th floor, bearer of ID Card No. 38076-5 CRC/RJ and enrolled with the CPF/MF under No. 334.699.897-53 and **(8) JOÃO CARLOS ZANI**, Brazilian, judicially separated, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 14th floor, bearer of ID Card RG No. 11.050.518-9-SSP/SP and enrolled with the CPF/MF under No. 106.218.928-07;. and his respective alternate **CARLOS FERNANDES CARVALHO**, Brazilian, married, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 15th floor, bearer of ID Card RG No. 16.269.998-SSP/SP and enrolled with the CPF/MF under No. 051.516.328-76.

III – install, at shareholders' request in accordance with the law, the Company's audit committee, whose members shall exercise their office until the annual shareholders' meeting that shall decide on financial statements of the financial year to end on 12.31.2004. Consequently, observing the provisions set forth in article 161, paragraph 4, of Law No. 6.404/76, have been appointed to the offices of effective members of the Company's audit committee Messrs: **(1) LUCIANO CARVALHO VENTURA**, Brazilian, married, economist, resident and domiciled in São Paulo, SP at 408 Rua Marechal Bittencourt, bearer of ID Card RG No. 8.147.870-SSP/SP and enrolled with the CPF/MF under No. 018.153.854-72, and his respective alternate **CLAUDIO VILAR FURTADO**, Brazilian, married, economist, resident and domiciled in São Paulo, SP at 1658 Rua São Benedito, bearer of ID Card RG No. 19.201.794-SSP/SP and enrolled with the CPF/MF under No. 090.109.807-82, appointed and elected, in a separate voting, by shareholders holding preferred shares representing 17.33% of preferred share capital; **(2) ADEMAR RUI BRATZ**, Brazilian, married, administrator, resident and domiciled in the city of Porto Alegre. Rio Grande do Sul, at 201 Rua Ildefonso Simões Lopes, house 3, bearer of ID Card RG No. 3013125641- SSP/RS and enrolled with the CPF/MF under No. 069947840-53, and his respective alternate **ANGÉLICA FLESSAS**, Brazilian, single, accountant, resident and domiciled in the city of Porto Alegre. RS, at 1050 Rua Eudoro Berlinck, apt. 302, bearer of ID Card RG No. 3012066647- SSP/RS and enrolled with the CPF/MF under No. 425.686.170-04 **(3) MAURÍCIO DIÁCOLO**, Brazilian, divorced, accountant, resident and domiciled in São Paulo-SP at 481 Rua Arandú, apt. 61, bearer of ID Card RG No. 7.611.512-SSP/SP and enrolled with the CPF/MF under No. 036.302.838-29, and his respective alternate **TATSUO KUNO**, Brazilian, single, banker, resident and domiciled in São Paulo-SP at 282 Avenida Ipiranga, 15th floor, bearer of ID Card RG No. 37.430.777-SSP/SP and enrolled with the CPF/MF under No. 039.985.388-01, the latter two appointed and elected by shareholders holding common shares representing 83% of the voting capital.

IV – set the audit committee members' fees in exercise in the minimum percentage allowed in accordance with article 162, paragraph 3, of Law No. 6.404/76.

V – set at up to R$ 1,951,565.00 (one million, nine hundred and fifty one thousand, five hundred and sixty five reais), readjustable by the IGP/FGV index variation, or another legal index that may replace it, Directors' yearly overall compensation including audit committee members' fees, for this 2004 financial year,

the Board of Directors being responsible for promoting individual appropriation distribution, as set forth in the Bylaws, being that Directors Clayton Cristallino da Rocha and Caio Marcio de Ávila Martins Pinhão waive their respective compensations.

SPECIAL ATTENDANCE: Independent Auditors: PricewaterhjouseCoopers Independent Auditors – Pedro Ozires Predeus; Mauricio Diácoli – Audit Committee member.

MEETING CLOSING: reading and approving the minutes, unanimously.

São Paulo, March 22, 2004

SIGNATURES:- DAN IOSCHPE - Chairman; MAGDA PREVIEIRO – Secretary; COMPANHIA IOCHPE – Dan Ioschpe and Oscar A. F. Becker; BRADESCO PREVIDÊNCIA E VIDA S/A by proxy Luci Regina Basarin; BNDES PARTICIPACÕES S.A. by proxy Maria de Lourdes Coelho Cavalcanti de Alburquerque; FUNDO FATOR SINERGIA FUNDO DE INVESTIMENTOS EM AÇÕES by proxy Alexandre Luiz Oliveira Toledo; ASSOCIAÇÃO DE PRESERVAÇÃO DA MEMÓRIA FERROVIÁRIA by proxy Sergio Feijão Filho; SERGIO FEIJÃO FILHO; PRICE WATERHOUSECOOPERS – INDEPENDENT AUDITORS – Pedro Ozires Predeus; MAURICIO DIÁCOLI.

in the quality of Secretary of the Meeting, I declare that this is a faithful copy of the minutes drawn up in the book.

MAGDA PREVIERO
Secretary

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
NIRE 35.300.014.022
Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS' MEETING ON 04.28.2004

DATE AND PLACE: April 28, 2004, at 11:00 a.m., at Company's head office, at 146 Rua Luigi Galvani – 13th floor, in the City of São Paulo, State of São Paulo.

ATTENDANCE: Directors: Caio Marcio de Ávila Martins Pinhão, Geraldo Hess, Iboty Brochmann Ioschpe, Ivoncy Brochmann Ioschpe, João Carlos Zani, Mauro Knijnik and Mauro Litwin Iochpe.

CHAIR: IVONCY BROCHMANN IOSCHPE – Chairman
MAGDA PREVIERO – Secretary

RESOLUTIONS: resolved by unanimity:

I – elect as Chairman of the Board of Directors with a term of office until the first Board of Directors Meeting to be held after the 2005 Annual Shareholders' Meeting: **IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, resident and domiciled in the city of Sao Paulo, SP, at 456 Alameda Ministro Rocha Azevedo, 11th floor, bearer of ID Card No. 36.597.949-1-SSP/SP, and enrolled with the Ministry of Finances' Individual Taxpayers' Registry under (CPF/MF) No. 000.922.900-00;

II – elect, as Executive Board Members, with term of office until the first Board of Directors meeting to be held after the 2005 Annual Shareholders' Meeting: 2.1. Chief Executive Officer: **DAN IOSCHPE,** Brazilian, married, business administrator, resident and domiciled in the city of São Paulo, SP, at 146 Rua Luigi Galvani, 13th floor, bearer of ID Card RG No. 3.018.532.915 – SSP/RS, and enrolled with the CPF/MF under No.439.240.690-34; 2.2. Officers: **OSCAR ANTÔNIO FOUNTOURA BECKER**, Brazilian, married, business administrator, resident and domiciled in São Paulo-SP at 146 Rua Luigi Galvani, 13th floor, bearer of ID Card RG No. 7.019.927.446-SSP/RS and enrolled with the CPF/MF under No. 113.713.660-04; **MARCOS LUCHESE,** Brazilian, married, engineer, resident and domiciled in Contagem – MG, at 100 Rua Haeckel Ben Hur Salvador, bearer of ID Card RG No. 1008970665-SSP/RS and enrolled with the CPF/MF under No. 439.952.680-72 and **ARMANDO ULBRICHT JUNIOR** , Brazilian, married, engineer, resident and domiciled in Cruzeiro-SP, at 83 Rua Dr. Othon Barcellos, bearer of ID Card RG No. 4.407.328 – SSP/SP, and enrolled with the CPF/MF under No. 714.957.388-68;

III – Explain that Officer **OSCAR ANTÔNIO FONTOURA BECKER,** identified above, shall also exercise the office of Investor Relations Officer, for the purposes set forth in Instruction No. 309, of 06.10.99, by the Securities Commission.

MEETING CLOSING: reading and approving the minutes, by attending directors.

Elected officers declare that they are not incurred in any crime set forth by law, which would prevent them from exercising trading activity.

São Paulo, April 28, 2004

SIGNATURES: Ivoncy Brochmann Ioschpe – Chairman; Magda Previeiro – Secretary; Caio Marcio de Ávila Martins Pinhão; Geraldo Hess; Iboty Brochmann Ioschpe; João Carlos Zani; Mauro Knijnik and Mauro Litwin Ioschpe.

In the quality of Secretary of the Meeting, I declare that this is a faithful copy of the minutes drawn up in the book.

MAGDA PREVIERO
Secretary

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
Publicly-Held Company
NIRE 35.300.014.022

ANNUAL SHAREHOLDERS' MEETING

NOTICE OF MEETING

The shareholders of **IOCHPE-MAXION S.A.** are hereby informed of the Annual Shareholders' Meeting to be held on September 22, 2004, at 5 p.m., at the head office located at 146 Rua Luigi Galvani, 13th floor, so as to deliberate
over the following Agenda:

AGENDA

a) Election of holder and alternate to the Board of Directors and alternate to the Audit Committee;

• In accordance with Instruction CVM No. 282, of June 26, 1998, the minimum percentage for adopting the multiple vote is 5% of voting capital 165.

São Paulo, September 1, 2003.

IVONCY BROCHMANN IOSCHPE
Chairman of the Board of Directors

IOCHPE-MAXION S.A.
CNPJ No. 61.156.113/0001-75
NIRE 35.300.014.022
Publicly-Held Company

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING ON 09.22.2004

DATE AND PLACE: September 22, 2004, at 5:00 p.m., at head office, located in São Paulo – SP, at 146 Rua Luigi Galvani – 13th floor.

QUORUM: shareholders representing more than two thirds of voting Share Capital and shareholders representing 17% of the Company's preferred shares.

CHAIR: DAN IOSCHPE – Chairman
MAGDA PREVIERO – Secretary

PUBLICATIONS: Done in the State of São Paulo Government Official Newspaper on September 02, 03 and 4 and Economic Value on September 1, 2, 3 and 6, 2004.

RESOLUTIONS: resolved, without dissenting votes, with abstention of legally impeached:

I – learn of the resignation of Board of Directors members, Mr. João Carlos Zani – holder and Mr. Carlos Fernandes Carvalho – alternate;

II – learn of the resignation of alternate Audit Committee member, Mr. Tatsuo Kuno;

III – elect, as Board of Directors member, for the term of office until the next Annual Shareholders' Meeting, Mr. **NILDEMAR SECCHES,** Brazilian, married, engineer, bearer of ID Card RG No. 3.997.339-6-SSP/SP and enrolled with the Ministry of Finance's Individual Taxpayers' Registry (CPF/MF) under No. 589.461.528-34 resident and domiciled in São Paulo/SP at 760 Av. Politécnica, and his respective alternate **SALOMÃO IOSCHPE**, Brazilian, married, business manager, bearer of ID Card RG No. 1.017.080.324-SSP/RS and enrolled with the CPF/MF under No. 400.517.220-20, resident and domiciled in Bay Village, Ohio, USA 31030, Huntington Woods-Park Way;

IV – elect, as alternate Audit Committee member, for the term of office until the Next Annual Shareholders' Meeting, Mr. **FLÁVIO TORRIANI,** Brazilian, judicially separated, economist, **bearer** of ID Card No. 5006400112 – SSP/RS, and enrolled with the CPF/MF under No. 206.697.980-53, resident and domiciled in the city of Porto Alegre, at 2834 Av., Cristovão Colombo, suite 701, appointed and elected by shareholders holding common shares representing 84.25% of voting capital

MEETING CLOSING: reading and approving the minutes, unanimously.

São Paulo, September 22, 2004

SIGNATURES:– DAN IOSCHPE - Chairman; MAGDA PREVIEIRO – Secretary; COMPANHIA IOCHPE – Dan Ioschpe and Oscar A. F. Becker; BNDES PARTICIPACÕES S.A. by proxy Ramon Dantas Rotta; FUNDO FATOR SINERGIA FUNDO DE INVESTIMENTOS EM AÇÕES by proxy Daniel Suguita Pasquali - MAURICIO DIÁCOLI. – Audit Committee.

In the quality of Secretary of the Meeting, I declare that this is a faithful copy of the minutes drawn up in the book.

MAGDA PREVIERO
Secretary

IOCHPE-MAXION S.A.
Taxpayer number 61.156.113/0001-75
State number 35.300.014.022
Publicly Traded Company

ANNUAL SHAREHOLDERS MEETING

CONVOKATION ANNOUNCEMENT

The shareholders of IOCHPE-MAXION S.A. are invited to gather at the Company's headquarters, located at São Paulo – SP, Rua Luigi Galvani, nº 146 – 13 floor, on March 21, 2005, 5:00 p.m., in order to deliberate the following subjects:

In Ordinary Shareholder Meeting

a) Management Report and Statements, Balance Sheet and other financial statements to the year ended December 31, 2004;

b) Destination of the net income of the year ended December 21 ,2004 and the dividend distribution;

c) Election of administration and its remuneration.

In Extraordinary Shareholder Meeting

d) Inplit of the common and preferred shares constituting the paid in capital of the Company, in the proportion of 50 (fifty) common or preferred shares to each common and preferred shares, resulting in no change in the apid in capital, in accordance to the article 12 of the 6404/76 Law;

e) Change of articles 5th (Paid in Capital) and 6th (Authorized Paid in Capital) of Company's By-laws in order to reflect the number of outstanding shares of the paid in capital due to the inplit.

São Paulo, March 1st, 2005.

IVONCY BROCHMANN IOSCHPE
Chairman of the Board of Directors

IOCHPE-MAXION S.A.
Taxpayers Number 61.156.113/0001-75
State Number 35.300.014.022
Publicly Traded Company

Minutes of the Ordinary
and Extraordinary Shareholder Meeting of March 21, 2005

Date and Place: March 21, 2005, 5:00 pm, at the Company's headquarters, located at São Paulo - SP, Rua Luigi Galvani, 146 – 13th floor.

ATTENDANCE: shareholders representing more than two thirds of common shares (voting shares) and shareholders representing 20.11% of the preferred shares (non-voting shares).

Meeting Officers: DAN IOSCHPE - President;
MAGDA PREVIERO – Secretary.

Disclosure: published at Diário Oficial do Estado de São Paulo and Valor Econômico in the following dates, respectively:

I – Convokation Announcement: Diário Oficial do Estado de São Paulo and Valor Econômico at March 1, 2 and 03, 2005.

II – Management Report and Financial Statements: Diário Oficial do Estado de São Paulo and Valor Econômico of February 17, 2005.

DECISIONS OF THE ORDINARY SHAREHOLDER MEETING: decided, by unanimous vote, with the abstention the legally impeded:

I – to approve the Management Report, Auditor's Opinion, Conselho Fiscal's Opinion, Balance Sheet and other Financial Statements related to the year ended December 31, 2004;

II – to approve a dividend distribution corresponding to the year ended December 31, 2004, amounting to R$ 16,117,568.97, or R$5.683938781 per thousand of common shares and R$ 6,252332659 per thousand of preferred shares, that will be paid starting April 5, 2005;

III – to elect, for a period of one year, the members of the following Board of Directors: **(1) GERALDO HESS**, Brazilian, married, business administrator, living in Porto Alegre - RS, at Rua Carvalho Monteiro, 446, apto. 201, ID number 1.004.002.588-IFP and taxpayer number 180.764.240-20 and its substitute **MAURO KNIJNIK**, Brazilian, married, economist, living at Porto Alegre - RS, at Rua Mostardeiro, 333, sala 706, ID number 5.003.409.686-

SSP/RS and taxpayer number 002.231.740-68, both pointed and elected, at a separated voting process, by the following shareholders detaining preferred shares: Fundo Fator Sinergia – Fundo de Investimento em Ações Livre; Fundo de Investimento Fator Jaguar Ações; Fundo Fator Sinergia II – Fundo de Investimento em Ações Livre; Fernando Tendolini e Walter Appel, according to the article 141, § 4°, II, and § 8°, of the 6.404/76 Law; **(2) IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, living at São Paulo - SP, Alameda Ministro Rocha Azevedo, 456, 11° andar, cj."C", ID number 36.597.949-1-SSP/SP and taxpayer number 000.922.900-00 and its substitute **JOÃO CARLOS SILVEIRO**, Brazilian, married, lawyer, living at Porto Alegre - RS, Rua D. Pedro II, 1240, cj. 601, Lawyers' Association number OAB/RS n° 2069 and taxpayer number 001.368.750-68; ; **(3) DANIEL IOSCHPE**, Brazilian, divorced, business administrator, living at Porto Alegre - RS, Rua Padre Chagas, 147, cj. 901/902, ID number 1.002.540.076-SSP/RS and taxpayer number 000.580.680-15 and its substitute **GUSTAVO BERG IOSCHPE**, Brazilian, single, student, living at Porto Alegre - RS, Rua Padre Chagas, 147, cj. 901/902, ID number 3.033.069.943-SSP/RS taxpayer number 920.901.680-72; **(4) IBOTY BROCHMANN IOSCHPE**, Brazilian, legally split, business administrator, living at Porto Alegre - RS, Rua dos Andradas, 1234, 7° andar, ID number 8.002.419.037-SSP/RS and taxpayer number 000.922.820-91 and its substitute **MOACIR KWITKO**, Brazilian, married, engineer, living at Porto Alegre -RS, Rua dos Andradas, 1234, 7° andar, ID number 6015366682 and taxpayer number 079.726.950-91; **(5) MAURO LITWIN IOCHPE**, Brazilian, married, business administrator, living at Porto Alegre - RS, Rua Mostardeiro, 333, cj. 212, ID number 5.004.987.615-SSP/RS and taxpayer number 154.727.520-00 and its substitute **LEANDRO KOLODNY**, Brazilian, married, engineer and business administrator, living at Porto Alegre - RS, Rua Mostardeiro, 333, cj. 212, ID number 9.001.603.589-SSP/RS taxpayer number 000.754.180-53; **(6) CLAYTON CRYSTALLINO DA ROCHA**, Brazilian, divorced, accountant, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 10° andar, ID number CRC/RJ n° 48.904 taxpayer number 316.747.987-68 and its substitute **HAROLDO FIALHO PRATES**; Brazilian, married, engineer, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 7° andar, ID number 04.335.668-2 IFP/RJ and taxpayer number 665.321.837-68; **(7) CAIO MARCIO DE ÁVILA MARTINS PINHÃO**, Brazilian, divorced, engineer, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 6° andar, ID number CREA/RJ n° 46.690/D and taxpayer number 595.247.587-68 and its substitute **JOSÉ WELLINGTON MARQUES DE ARAÚJO**, Brazilian, married, accountant, living at Rio de Janeiro - RJ, Avenida República do Chile, 100, 6° andar, ID number 38076-5 CRC-RJ taxpayer number 334.699.897-53 and **(8) NILDEMAR SECCHES**, Brazilian, married, engineer, living at São Paulo -SP, Av. Politécnica, 760, ID number 3.997.339-6-SSP/SP and taxpayer number 589.461.528-34 and its substitute **SALOMÃO IOSCHPE**, Brazilian, married, business administrator, living at 75 West Juniper Lane, Moreland Hills, Ohio, EUA, ID number 1.017.080.324-SSP/RS and taxpayer number 400.517.220-20.

III – to install, at the request of shareholders according to the law, the auditing committee ("Conselho Fiscal") of the Company, whose members will remain in place until the next annual shareholders meeting that deliberate over the financial statements of the fiscal year that ends at December 31, 2005. As a result, according to the the article 161, § 4°, of the 6.404/76 Law,

the members designated to the auditing committee ("Conselho Fiscal") of the Company are as follows: **(1) LUCIANO CARVALHO VENTURA**, Brazilian, married, economist, living at São Paulo, SP, Rua Marechal Bittencourt, 408, ID number 8.147.870-SSP/SP and taxpayer number 018.153.854-72, and its substitute **CLAUDIO VILAR FURTADO**, Brazilian, married, economist, living at São Paulo, SP, Rua São Benedito, 1658, ID number 19.201.794-SSP/SP taxpayer number 090.109.807-82, both pointed and elected, at a separated voting process, by the following shareholders detaining preferred shares: Fundo Fator Sinergia – Fundo de Investimento em Ações Livre; Fundo de Investimento Fator Jaguar Ações; Fundo Fator Sinergia II – Fundo de Investimento em Ações Livre; Fernando Tendolini e Walter Appel; **(2) ADEMAR RUI BRATZ**, Brazilian, married, business administrator, living at Porto Alegre, RS, Rua Ildefonso Simões Lopes, 201, Casa 3, ID number 3013125641-SSP/RS taxpayer number 069947840-53, and its substitute **ANGÉLICA FLESSAS**, Brazilian, single, accountant, living at Porto Alegre, RS, Rua Eudoro Berlinck, 1050, apto. 302, ID number 3012066647-SSP/RS and taxpayer number 425.686.170-04 **(3) MAURÍCIO DIÁCOLI**, Brazilian, divorced, accountant, living at São Paulo, SP, Rua Arandú, 481, apto. 61, ID number 7.611.512-SSP/SP taxpayer number 036.302.838-29, and its substitute **FLÁVIO TORRIANI**, Brazilian, legally split, economist, living at Porto Alegre, RS, Av. Critovão Colombo, 2834, conjunto 701, ID number 5006400112-SSP/RS and taxpayer number 206.697.980-53, those last pointed and elected by shareholders representing 83% of the voting shares.

IV – to determine the remuneration of the members of the auditing committee ("Conselho Fiscal") of the Company at the minimum percentage as defined in article 162, § 3°, of the 6.404/76 Law.

V – to determine as caption the amount of R$2,443,287.24, indexed to the variation of inflation according to the IGP/FGV, or other legal index that substitutes the IGP/FGV, to the global remuneration of the Administration, including the remuneration of the auditing committee ("Conselho Fiscal"), to the present year of 2005, having held the Board of Directors responsible to promote the individual distribution of such amount, as provided in the Company's By-Laws, furthermore the Board of Directors members Clayton Crystallino da Rocha and Caio Marcio de Ávila Martins Pinhão abdicate to their respective remuneration.

DECISIONS OF THE EXTRAORDINARY SHAREHOLDER MEETING: decided, by unanimous vote, with the abstention of the legally impeded:

I – To approve the reverse split of the shares of the Company, according to the article 12 of the 6.404 Law, of December 15, 1976, attributing a new share in exchange of each 50 existent shares, for each current share type, treating the remaining share fractions as follows: a) shareholders will have 30 days from the announcement to shareholders, at their own discretion, to adjust their position through trading at the Bolsa de Valores de São Paulo – BOVESPA; b) in the end of the deadline above referred in item "a" to the shareholders adjustment, the shares representing the Company's capital will be traded

exclusively with quotes by one share; c) the share fractions resulting from the reverse split will be set apart, grouped in whole figures and sold at Bolsa de Valores de São Paulo – BOVESPA, and the amount resulting from the sale will be credited to each individual shareholder, after the financial liquidation of the sale, as follows: shareholders with updated information in Banco Bradesco S.A. will have their respective amounts credited to their bank accounts; the remaining shareholders shall go to a branch of Banco Bradesco S.A. in order to receive their respective amounts; the amount corresponding to the shareholders in custody of CBLC - Companhia Brasileira de Liquidação e Custódia will be credited direct to CBLC that in return will pay the shareholders through the brokers; and to the shareholders whose shares are blocked or with out-of-date information, the amount will be credited in Banco Bradesco S.A. and kept available to the respective shareholder to payment against the appropriate documents; d) Simultaneously to the transaction in the Brazilian market, the ADRs will start trading at the proportion of 1 preferred share for each 2 ADRs.

II – As a result of the reverse split authorized, the article 5 and the "caput" of article 6 of the Company's by-laws changed its language to:

> "Art. 5 – The Paid-in Capital amounts to R$ 161,463,287.99 divided in 53,232,304 shares, with no par value, being 18,428,597 Common and 34,803,707 Preferred".
>
> "Art. 6 – The Company has authorization to increase its paid-in capital, independently from a by-law reform, up to the limit of more 6,000,000 shares, being 2,000,000 common and 4,000,000 preferred".

III – The Company's Officers have the authorization to elaborate any initiatives to make the reverse split, including making and disclosing an Announcement to Shareholders informing all the conditions of the reverse split.

SPECIAL ATTENDANCE: KPMG Auditores Independentes: Roberto Vilela Resende; Ademar Rui Bratz and Mauricio Diácoli – member of the "Conselho Fiscal".

CLOSING OF THE MEETING: minute read and approved, unanimously.

São Paulo, March 21, 2005

SIGNATURES

DAN IOSCHPE President	MAGDA PREVIERO Secretary

COMPANHIA IOCHPE
Dan Ioschpe/Oscar A. F. Becker

BNDES PARTICIPAÇÕES S/A
p.p. Leonardo Forster

FUNDO FATOR SINERGIA FUNDO DE INVESTIMENTOS EM AÇÕES
p.p. Fernando Tendolini Oliveira

FUNDO FATOR SINERGIA II FUNDO DE INVESTIMENTOS EM AÇÕES
p.p. Fernando Tendolini Oliveira

FUNDO DE INVESTIMENTOS FATOR JAGUAR AÇÕES
p.p. Fernando Tendolini Oliveira

FERNANDO TENDOLINI

WALTER APPEL
p.p. Fernando Tendolini Oliveira

BENEDITO PEREIRA DA SILVEIRA

KPMG - AUDITORES INDEPENDENTES
p.p. Roberto Vilela Resende.

ADEMAR RUI BRATZ

MAURICIO DIÁCOLI

IOCHPE-MAXION S.A.
Taxpayers number 61.156.113/0001-75
State number 35.300.014.022
Publicly Traded Company

Minutes of the Board of Directors Meeting of March 23, 2005

DATE AND PLACE: March 23, 2005, 11:00 am, at the Company's headquarters, located at Rua Luigi Galvani, 146 – 13th floor, in the City of São Paulo, State of São Paulo.

ATTENDANCE: Board Members: Caio Marcio de Ávila Martins Pinhão; Daniel Ioschpe; Geraldo Hess; Iboty Brochmann Ioschpe; Ivoncy Brochmann Ioschpe; Mauro Knijnik; Mauro Litwin Iochpe and Nildemar Secches.

MEETING OFFICERS: IVONCY BROCHMANN IOSCHPE - President
MAGDA PREVIERO - Secretary

DECISIONS: Taken by unanimous vote:

I – to elect, as Chairman of the Board of Directors until the first Board of Directors meeting after the Ordinary Shareholder Meeting of 2006: **IVONCY BROCHMANN IOSCHPE**, Brazilian, married, business administrator, living at São Paulo - SP, Alameda Ministro Rocha Azevedo, 456, 11º andar, cj."C", ID number 36.597.949-1-SSP/SP and taxpayer number 000.922.900-00;

II – to elect, as members of the Executive Office, with a mandate until the first Board of Directors Meeting after the next Annual Shareholder Meeting of 2005: 2.1. Chief Executive Officer: **DAN IOSCHPE**, Brazilian, married, business administrator, living in São Paulo -SP, at Rua Luigi Galvani, 146, 13th floor, ID number 3.018.532.915-SSP/RS and taxpayer number 439.240.690-34; 2.2. Officers: **OSCAR ANTÔNIO FONTOURA BECKER**, Brazilian, married, business administrator, living in São Paulo -SP, at Rua Luigi Galvani, 146, 13th floor, ID number 7.019.927.446-SSP/RS and taxpayer number 113.713.660-04; **MARCOS LUCHESE**, Brazilian, married, engineer, living in Contagem - MG, at Rua Haeckel Ben Hur Salvador, 100, ID number 1008970665-SSP/RS and taxpayer number 439.952.680-72 and **ARMANDO ULBRICHT JUNIOR,** Brazilian, married, engineer, living in Cruzeiro - SP, at Rua Dr. Othon Barcellos, 83, ID number 4.407.328-SSP/SP and taxpayer number 714.957.388-68;

III – to inform that the Officer **OSCAR ANTÔNIO FONTOURA BECKER**, as qualified above, will act as Investor Relation Director, according to Instruction number 309, of June 10, 1999, of Comissão de Valores Mobiliários (Brazilian Securities Exchange Comission);

CLOSING OF THE MEETING: Minutes read and approved by the members of the Board of Directors.

The elected officers declare that they do not incurred in any crime listed in the law that prevent them to perform any business activity.

São Paulo, March 23, 2005.

Ivoncy Brochmann Ioschpe President	Magda Previero Secretary
Caio Márcio Ávila Martins Pinhão Member	Mauro Litwin Iochpe Member
Daniel Ioschpe Member	Geraldo Hess Member
Nildemar Secches Member	Iboty Brochmann Ioschpe Member
Mauro Knijnik Member	

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In January 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.796	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.796	2,99%	1,97%

J 1

J1

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

J 2

J2

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category		Total
Shares	Common				2	0,00%		0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price		Volume (R$) (3)
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category		Total
Shares	Common				2	0,00%		0,00%

J 3

J3

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In February 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.796	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.796	2,99%	1,97%

J4

J4

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

J 5

J5

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 6

J6

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In March 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.796	2,99%	1,97%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.796	2,99%	1,97%

J 7

Company's Name: Iochpe-Maxion S/A J7							
Group and Associated People	**( ) Board of Directors**	**(X) The ement**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 8

J8

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J9

J9

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In April 2003 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.796	2,99%	1,97%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Counter	Purchase	01/11	4	N/D	N/D
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.796	2,99%	1,97%

J 10

J10

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

J 11

J11

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 12

J12

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In May 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.800	2,99%	1,97%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-
Final Balance							

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

J 13

J13

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**
Initial Balance				

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total

Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 14

J14

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 15

J15

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In June 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies
		Initial Balance		

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

J 16

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 17

J17

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)	
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	

J 18

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In July 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.800	2,99%	1,97%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.800	2,99%	1,97%

J 19

J19

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 20

J20

Company's Name: Iochpe-Maxion S/A					
Group and Associated People	**( ) Board of Directors**		**( ) The Management**	**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	2	0,00%	0,00%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)					

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

J 21

J21

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In August 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

J 22

J22

<table>
<tr><td colspan="8">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">( ) Board of Directors</td><td colspan="2">(X) The Management</td><td>( ) Board of Auditors</td><td colspan="2">( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td rowspan="2" colspan="4">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>10.515.457</td><td>1,14%</td><td>0,39%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>220.000</td><td>0,01%</td><td>0,01%</td></tr>
<tr><td colspan="8">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Da y</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">There was no negotiation</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td rowspan="2" colspan="4">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>10.515.457</td><td>1,14%</td><td>0,39%</td></tr>
</table>

Shares	Preferred	220.000	0,01%	0,01%

J 23

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 24

J24

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In September 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

<table>
<tr><td colspan="9">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">(X) Board of Directors</td><td colspan="2">( ) The Management</td><td colspan="2">( ) Board of Auditors</td><td colspan="2">( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="9">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="3">% of participation</td></tr>
<tr><td>Same Type / Category</td><td colspan="2">Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>493.796.701</td><td>53,59%</td><td colspan="2">18,22%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>53.460.800</td><td>2,99%</td><td colspan="2">1,97%</td></tr>
<tr><td colspan="9">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td colspan="2">Volume (R$)</td></tr>
<tr><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td colspan="2">-</td></tr>
<tr><td colspan="9">Final Balance</td></tr>
<tr><td></td><td colspan="4"></td><td></td><td colspan="3">% of participation</td></tr>
</table>

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

J 25

J25

Company's Name: Iochpe-Maxion S/A					
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	10.515.457	1,14%	0,39%	

Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 26

J26

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 27

J27

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In October 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies
Initial Balance				

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

J 28

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 29

J29

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 30

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In November 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

<table>
<tr><td colspan="9">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">(X) Board of Directors</td><td colspan="2">( ) The Management</td><td colspan="2">( ) Board of Auditors</td><td colspan="2">( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="9">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="3">% of participation</td></tr>
<tr><td colspan="2">Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>493.796.701</td><td colspan="2">53,59%</td><td>18,22%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>53.460.800</td><td colspan="2">2,99%</td><td>1,97%</td></tr>
<tr><td colspan="9">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td colspan="2">Price</td><td>Volume (R$)</td></tr>
<tr><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td>-</td><td colspan="2">-</td><td>-</td></tr>
<tr><td colspan="9">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="3">% of participation</td></tr>
<tr><td colspan="2">Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>493.796.701</td><td colspan="2">53,59%</td><td>18,22%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>53.460.800</td><td colspan="2">2,99%</td><td>1,97%</td></tr>
</table>

J 31

J31

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%

J 32

J32

Company's Name: Iochpe-Maxion S/A					
Group and Associated People	( ) Board of Directors	( ) The Management	(X) Board of Auditors	( ) Technical or or Consultive Bodies	
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	2	0,00%	0,00%	

<table>
<tr><th colspan="8">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</th></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Da y</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">There was no negotiation</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td rowspan="2" colspan="4">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
</table>

J 33

J33

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In December 2003 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.800	2,99%	1,97%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
-	-	-	-	-	-	-	-
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.701	53,59%	18,22%
Shares	Preferred				53.460.800	2,99%	1,97%

J 34

J34

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	( ) Board of Directors		(X) The Management		( ) Board of Auditors	( ) Technical or or Consultive Bodies	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,39%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

J 35

Company's Name: Iochpe-Maxion S/A J35							
Group and Associated People	**( ) Board of Directors**		**( ) The Ma**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 36

J36

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In January 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies
Initial Balance				

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	53.460.800	2,99%	1,97%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Future Generation	Sale	27	2.000.000	0,10498	209.960,00
Shares	Preferred	Future Generation	Sale	28	603.350	0,10202	61.550,00
Shares	Preferred	Future Generation	Sale	28	30.496	0,09868	3.124,60
Shares	Preferred	Future Generation	Sale	28	60.000	0,10208	6.125,00
Shares	Preferred	Future Generation	Sale	30	198.902	0,098	19.492,39
Shares	Preferred	Future Generation	Sale	30	4.500.000	0,09821	441.960,00

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	46.068.052	2,65%	1,73%

J 37

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,39%
Shares	Preferred	220.000	0,01%	0,01%

J 38

J38

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 39

J39

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In February 2004 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

<table>
<tr><td colspan="8">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">(X) Board of Directors</td><td colspan="2">( ) The Management</td><td colspan="2">( ) Board of Auditors</td><td>( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>493.796.701</td><td>53,59%</td><td>18,22%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>46.068.052</td><td>2,65%</td><td>1,73%</td></tr>
<tr><td colspan="8">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$)</td></tr>
<tr><td colspan="8">There was no negotiation</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>493.796.701</td><td>53,59%</td><td>18,22%</td></tr>
<tr><td>Shares</td><td colspan="4">Preferred</td><td>46.068.052</td><td>2,65%</td><td>1,73%</td></tr>
</table>

J 40

J40

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category		Total
Shares	Common				10.515.457	1,14%		0,39%
Shares	Preferred				220.000	0,01%		0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price		Volume (R$) (3)
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category		Total
Shares	Common				10.515.457	1,14%		0,39%
Shares	Preferred				220.000	0,01%		0,01%

J 41

J41

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)

There was no negotiation				
Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

J 42

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In March 2004 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation: Same Type / Category	% of participation: Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	46.068.052	2,65%	1,73%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Future Generation	Sale	01	1.000.00	0,08640	86.401,70
Shares	Preferred	Future Generation	Sale	02	30.000	0,08551	2.565,30
Shares	Preferred	Future Generation	Sale	03	500.000	0,08600	43.000,00
Shares	Preferred	Future Generation	Sale	08	600.000	0,08716	52.300,00
Shares	Preferred	Future Generation	Sale	09	300.000	0,08600	25.800,00
Shares	Preferred	Future Generation	Purchase	16	10.000	0,08450	845,00
Shares	Preferred	Future Generation	Sale	17	50.000	0,08450	4.225,00
Shares	Preferred	Future Generation	Sale	18	80.000	0,08412	6.730,00
Shares	Preferred	Future Generation	Sale	19	500.000	0,08365	41.826,50
Shares	Preferred	Future Generation	Sale	22	20.000	0,08400	1.680,00

Shares	Preferred	Future Generation	Purchase	23	10.000	0,08000	800,00
Shares	Preferred	Future Generation	Sale	30	310.000	0,07813	24.223,00
Shares	Preferred	Future Generation	Purchase	31	20.000	0,07899	1.579,90

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	493.796.701	53,59%	18,22%
Shares	Preferred	42.718.052	2,45%	1,60%

J43

J 43

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 44

J44

Company's Name: Iochpe-Maxion S/A					
Group and Associated People	**( ) Board of Directors**	**( ) The Management**	**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	2	0,00%	0,00%	

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

J 45

J45

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In April 2004 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.700	53,59%	18,22%
Shares	Preferred				42.718.052	2,45%	1,60%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Future Generation	Sale	01	430.000	0,07965	34.250,00
Shares	Common	Future Generation	Purchase	02	1.480.000	0,06301	93.254,80
Shares	Preferred	Future Generation	Sale	05	110.000	0,081	8.910,00
Shares	Preferred	Future Generation	Sale	06	1.000.000	0,081	81.000,00
Shares	Preferred	Solidus	Sale	06	950.000	0,081	76.950,00
Shares	Preferred	Solidus	Purchase	06	520.000	0,081	42.120,00
Shares	Preferred	Future Generation	Sale	07	300.000	0,0813	24.392,70
Shares	Preferred	Future Generation	Sale	07	1.010.000	0,081	81.820,00
Shares	Preferred	Future Generation	Sale	08	780.000	0,082	63.960,00

Shares	Preferred	Future Generation	Sale	12	1.840.000	0,08206	150.997,00
Shares	Preferred	Future Generation	Sale	13	300.000	0,08251	24.753,00
Shares	Preferred	Future Generation	Sale	13	590.000	0,082	48.380,00
Shares	Preferred	Future Generation	Sale	13	660.000	0,0825	54.450,00
Shares	Preferred	Future Generation	Sale	13	3.890.000	0,082	318.984,00
Shares	Preferred	Future Generation	Purchase	29	100.000	0,06302	6.360,92

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	495.376.700	53,76%	18,61%
Shares	Preferred	30.338.052	1,74%	1,14%

J 46

J46

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 47

J47

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	( ) Board of Directors	( ) The Management	(X) Board of Auditors	( ) Technical or or Consultive Bodies
Initial Balance				

Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 48

J48

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In May 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				493.796.700	53,59%	18,22%
Shares	Preferred				42.718.052	2,45%	1,60%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	Future Generation	Purchase	04	10.000	0,06301	630,10
Shares	Common	Future Generation	Purchase	05	80.000	0,06301	5.040,80
Shares	Preferred	Future Generation	Purchase	05	40.000	0,08144	3.257,80
Shares	Preferred	Future Generation	Purchase	06	10.000	0,082	820,00
Shares	Common	Future Generation	Purchase	07	1.040.000	0,063	65.520,00
Shares	Preferred	Future Generation	Purchase	07	10.000	0,08190	819,00

Shares	Preferred	Future Generation	Purchase	11	10.000	0,07980	798,00
Shares	Preferred	Future Generation	Purchase	14	10.000	0,079	790,00
Shares	Preferred	Future Generation	Purchase	17	10.000	0,077	770,00
Shares	Preferred	Future Generation	Purchase	18	10.000	0,077	770,00
Shares	Preferred	Future Generation	Purchase	19	10.000	0,0779	779,00
Shares	Preferred	Future Generation	Purchase	20	10.000	0,0775	775,00
Shares	Preferred	Future Generation	Purchase	21	10.000	0,0775	775,00
Shares	Preferred	Future Generation	Sale	25	100.000	0,079	7.900,00
Shares	Preferred	Future Generation	Sale	26	100.000	0,0785	7.850,00
Shares	Preferred	Future Generation	Sale	27	300.000	0,0785	23.550,00

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	496.506.700	53,88%	18,65%
Shares	Preferred	29.968.052	1,72%	1,12%

J49

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 49

J50

Company's Name: Iochpe-Maxion S/A				
Group and Associated	( ) Board of Directors	( ) The Management	(X) Board of Auditors	( ) Technical or or Consultive

People				Bodies	
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	2	0,00%	0,00%	

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

J 50

<table>
<tr><td colspan="9">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) The Management</td><td colspan="2">(X) Board of Auditors</td><td colspan="2">( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="9">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td colspan="2">2</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="9">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Day</td><td colspan="2">Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="9">There was no negotiation</td></tr>
<tr><td colspan="9">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td colspan="2" rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td colspan="2">2</td><td>0,00%</td><td>0,00%</td></tr>
</table>

J 51

J51

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In June 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	496.506.700	53,88%	18,65%
Shares	Preferred	29.968.052	1,72%	1,12%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	Future Generation	Sale	02	300.000	0,07840	23.520,00
Shares	Common	Future Generation	Purchase	04	10.000	0,078	780,00
Shares	Preferred	Future Generation	Sale	04	200.000	0,079	15.800,00
Shares	Preferred	Future Generation	Purchase	14	10.000	0,07825	782,50
Shares	Common	Future Generation	Purchase	15	10.000	0,078	780,00
Shares	Preferred	Future Generation	Purchase	16	10.000	0,07899	789,90
Shares	Preferred	Future Generation	Sale	17	510.000	0,07880	40.190,00
Shares	Preferred	Future Generation	Sale	17	30.000	0,079	2.370,00
Shares	Preferred	Future Generation	Sale	17	160.000	0,07837	12.540,00
Shares	Preferred	Future Generation	Sale	18	140.000	0,079	11.060,00
Shares	Preferred	Future Generation	Sale	21	1.400.000	0,07960	111.449,00
Shares	Preferred	Future Generation	Sale	22	500.000	0,0808	40.400,00
Shares	Preferred	Future Generation	Sale	23	1.550.000	0,08169	126.625,00
Shares	Preferred	SLW CVC	Sale	24	500.000	0,0823	41.150,00
Shares	Preferred	Future Generation	Sale	24	1.200.000	0,082	98.400,00
Shares	Preferred	SLW CVC	Sale	28	800.000	0,08394	67.155,00
Shares	Preferred	Future Generation	Sale	28	500.000	0,0835	41.750,00
Shares	Preferred	SLW CVC	Sale	30	700.000	0,0848	59.360,00
Shares	Preferred	Future Generation	Sale	30	1.000.000	0,08375	83.750,00

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total

J52

Shares	Common	496.506.700	53,88%	18,65%
Shares	Preferred	20.518.052	1,18%	0,76%

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)	
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	

J 52

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				10.515.457	1,14%	0,40%	
Shares	Preferred				220.000	0,01%	0,01%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)	
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	

Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 53

J53

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

<table>
<tr><td colspan="8">Company's Name: Iochpe-Maxion S/A</td></tr>
<tr><td>Group and Associated People</td><td colspan="2">( ) Board of Directors</td><td colspan="2">( ) The Management</td><td colspan="2">(X) Board of Auditors</td><td>( ) Technical or or Consultive Bodies</td></tr>
<tr><td colspan="8">Initial Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
<tr><td colspan="8">Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)</td></tr>
<tr><td>Derivative / Securities Value</td><td>Securities' Characteristics (2)</td><td>Intermediate</td><td>Operation</td><td>Day</td><td>Quantity</td><td>Price</td><td>Volume (R$) (3)</td></tr>
<tr><td colspan="8">There was no negotiation</td></tr>
<tr><td colspan="8">Final Balance</td></tr>
<tr><td rowspan="2">Derivative / Securities Value</td><td colspan="4" rowspan="2">Securities' Characteristics (2)</td><td rowspan="2">Quantity</td><td colspan="2">% of participation</td></tr>
<tr><td>Same Type / Category</td><td>Total</td></tr>
<tr><td>Shares</td><td colspan="4">Common</td><td>2</td><td>0,00%</td><td>0,00%</td></tr>
</table>

J 54

J54

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In July 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	496.506.700	53,88%	18,65%
Shares	Preferred	20.518.052	1,18%	0,76%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	Future Generation	Purchase	01	500.000	0,07005	35.025,00

Shares	Preferred	Future Generation	Sale	01	800.000	0,08656	69.250,00
Shares	Preferred	Future Generation	Sale	02	500.000	0,09050	45.250,00
Shares	Preferred	Future Generation	Purchase	07	20.000	0,09645	1.929,00
Shares	Preferred	Future Generation	Sale	07	100.000	0,09699	9.699,00
Shares	Preferred	Future Generation	Purchase	08	20.000	0,09594	1.918,90
Shares	Preferred	SLW CVC	Sale	30	600.000	0,126	75.600,00

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	497.006.700	53,94%	18,67%
Shares	Preferred	18.558.052	1,07%	0,70%

J 55

J55

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 56

J56

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 57

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In August 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A					
Group and Associated People	**(X) Board of Directors**		**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**
Initial Balance					
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation		
			Same Type / Category	Total	
Shares	Common	497.006.700	53,94%	18,67%	
Shares	Preferred	18.558.052	1,07%	0,70%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)					

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Solidus S/A CCVM	Sale	01	500.00	0,124	62.290,00
Shares	Common	Counter	Purchase	01	173.470.200	0,107	18.502.986,81
Shares	Preferred	SLW CVC	Sale	02	2.400.000	0,122	293.500,00
Shares	Preferred	SLW CVC	Sale	04	1.013.204	0,124	125.629,48
Shares	Preferred	SLW CVC	Sale	05	381.652	0,123	46.940,69
Shares	Preferred	Solidus S/A CCVM	Sale	06	1.774.776	0,124	221.101,59
Shares	Preferred	SLW CVC	Sale	09	1.550.000	0,128	198.400,00
Shares	Preferred	SLW CVC	Sale	10	570.000	0,129	73.530,00
Shares	Preferred	SLW CVC	Sale	12	1.000.000	0,138	138.450,00
Shares	Preferred	SLW CVC	Sale	17	2.000.000	0,141	282.320,00
Shares	Preferred	Future Generation	Sale	18	50.672	0,149	7.565,72
Shares	Common	Counter	Sale	23	1	-	-

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	670.476.899	72,76%	25,19%
Shares	Preferred	7.317.748	0,42%	0,27%

J 58

J58

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 59

J59

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**( ) The Management**	**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	2	0,00%	0,00%

J 60

J60

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In September 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total

Shares	Common				672.289.832	72,96%	25,26%
Shares	Preferred				7.317.748	0,42%	0,27%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common	Planner C.V.	Purchase	31	130.000	0,100	13.000,00
Shares	Common	Planner C.V.	Purchase	01	20.000	0,0995	1.990,10
Shares	Common	Planner C.V.	Purchase	03	90.000	0,10001	9.000,90
Shares	Common	Planner C.V.	Purchase	15	360.000	0,130	46.800,00
Shares	Common	Planner C.V.	Purchase	28	50.000	0,125	6.250,00
Shares	Common	Planner C.V.	Purchase	29	20.000	0,125	2.500,00
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				7.317.748	0,42%	0,27%

J 61

J61

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**
Initial Balance				

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total

Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 62

J62

Company's Name: Iochpe-Maxion S/A								
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**	
Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)								
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)	
There was no negotiation								
Final Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation		
						Same Type / Category	Total	
Shares	Common				2	0,00%	0,00%	

J 63

J63

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In October 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies
Initial Balance				
			% of participation	

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	Same Type / Category	Total
Shares	Common	672.289.832	72,96%	25,26%
Shares	Preferred	7.317.748	0,42%	0,27%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Planner C.V.	Purchase	08	100.000	0,156	15.600,00

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	672.959.832	73,03%	25,28%
Shares	Preferred	7.417.748	0,43%	0,28%

J 64

J64

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance

			% of participation

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance

Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 65

J65

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 66

J66

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In November 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies

Initial Balance								
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.289.832	72,96%	25,26%
Shares	Preferred				7.417.748	0,43%	0,28%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Planner C.V.	Sale	08	100.000	0,2	20.000,00
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				7.317.748	0,42%	0,27%

J 67

J67

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	( ) Board of Directors	(X) The Management	( ) Board of Auditors	( ) Technical or or Consultive Bodies

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)

Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 68

J68

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 69

J69

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In December 2004 there were the following derivative security value operations according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and	(X) Board of Directors	( ) The Management	( ) Board of Auditors	( ) Technical or

Associated People						**or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				7.317.748	0,42%	0,27%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
Shares	Preferred	Solidus CTVM	Sale	09	8.452	0,21750	1.838,31
Shares	Preferred	Solidus CTVM	Sale	09	594.234	0,21791	129.488,05
Shares	Preferred	Future Generation CV	Sale	28	200.000	0,29824	59.648,80
Shares	Preferred	Future Generation CV	Sale	29	10.000	0,298	2.980,00
Shares	Preferred	Future Generation CV	Sale	30	200.000	0,298	59.600,00
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				6.305.062	0,36%	0,24%

J 70

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 71

J71

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Da y	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 72

J72

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In January 2005 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**(X) Board of Directors**	**( ) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	672.959.832	73,03%	25,28%
Shares	Preferred	6.305.062	0,36%	0,24%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	672.959.832	73,03%	25,28%
Shares	Preferred	6.305.062	0,36%	0,24%

J 73

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**(X) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,40%
Shares	Preferred				220.000	0,01%	0,01%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				10.515.457	1,14%	0,49%
Shares	Preferred				220.000	0,01%	0,01%

J 74

J74

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 75

CONSOLIDATED FORM

Negotiation of Administrators and Associated People - Art. 11 - CVM Resolution no. 358/2002

In February 2005 there was no derivative security value operation according to article 11 of CVM Resolution no. 358/2002.

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**(X) Board of Directors**		**( ) The Management**		**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**	
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				6.305.062	0,36%	0,24%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				672.959.832	73,03%	25,28%
Shares	Preferred				6.305.062	0,36%	0,24%

J 76

J76

Company's Name: Iochpe-Maxion S/A				
Group and Associated People	**( ) Board of Directors**	**(X) The Management**	**( ) Board of Auditors**	**( ) Technical or or Consultive Bodies**

Initial Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,40%
Shares	Preferred	220.000	0,01%	0,01%

Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							

Final Balance				
Derivative / Securities Value	Securities' Characteristics (2)	Quantity	% of participation	
			Same Type / Category	Total
Shares	Common	10.515.457	1,14%	0,49%
Shares	Preferred	220.000	0,01%	0,01%

J 77

J77

Company's Name: Iochpe-Maxion S/A							
Group and Associated People	**( ) Board of Directors**		**( ) The Management**		**(X) Board of Auditors**		**( ) Technical or or Consultive Bodies**
Initial Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%
Monthly Turnover- describe each purchase o sale operation taking place within the month (day, quantity, price and volume)							
Derivative / Securities Value	Securities' Characteristics (2)	Intermediate	Operation	Day	Quantity	Price	Volume (R$) (3)
There was no negotiation							
Final Balance							
Derivative / Securities Value	Securities' Characteristics (2)				Quantity	% of participation	
						Same Type / Category	Total
Shares	Common				2	0,00%	0,00%

J 78

Announcement to the Market - Answer to a request of Bovespa

São Paulo, October 9th, 2003

Bolsa de Valores de São Paulo - Bovespa
Companies Supervising Department

Ref.: *Bovespa's letter GAE/SAE 1836-03*

Dear Sirs:

In answer of your letter GAE/SAE 1836-03, we inform the following:

1. The subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is negotiating the use of a fraction of the manufacturing facilities of Cobrasma at Osasco (São Paulo State) and a third party shed at Hortolândia (São Paulo State), in order to add manufacturing capacity for railroad freight cars and railroad equipment;

2. Amsted-Maxion is working to deliver orders that add to more than 1,900 railroad freight cars, including an order of 1,682 railroad freight cars disclosed in an announcement of material fact released on November 20th, 2002;

3. As far as new orders, we confirm that CVRD put, at this date, an order to 1,667 railroad freight cars, that will be delivered during the first half of 2004, amounting to approximately R$ 200 million in sales;

4. Net sales of Amsted-Maxion, according to the quarterly information - ITR of Iochpe-Maxion S.A., as of June 30th, 2003, reached a growth of 180% over the same period of last year.

Sincerely yours,

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.

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São Paulo, August 25, 2004

BOLSA DE VALORES DE SÃO PAULO - BOVESPA
Manager of Companies Supervision
Rua XV de Novembro, nº 275
01013-001, São Paulo - SP

At.: Dr. Nelson Barroso Ortega

Ref.: GAE/SRE 1.364/04 of 08.24.2004

Dear Sirs,

In reference to the letter GAE/SRE 1.364/04, sent by yourselves on August 24, 2004, referring to the transaction detailed in an announcement of material fact of Iochpe-Maxion S.A. ("Iochpe Maxion") released in the same date.

In that context, as the acquisition of the Iochpe-Maxion's common shares by Companhia Iochpe, from Bradesco Vida e Previdência S.A., was contemplated within the controlling group of Iochpe Maxion, therefore the Company understands that there will not be any public offer of acquisition of shares.

Sincerely yours,

Iochpe Maxion S.A.
Oscar Antônio Fontoura Becker
Investor Relation Director

C/c.: **COMISSÃO DE VALORES MOBILIÁRIOS – CVM**
Dra. Elizabeth Lopez Rios Machado – Company Relationship Director
Dr. Waldir de Jesus Nobre – Market and Intermediaries Relationship Director



São Paulo, February 17, 2005

Bolsa de Valores de São Paulo
Rua XV de novembro, 275 - 6º andar
Companies Relationship Management

Ref.: Answer to letter GAE/SAE 209/05

In answer to the letter Bovespa GAE/SAE 209/05 – transcript below – we inform that based in sales of railroad freight cars already agreed to deliver in 2005 of 5,557 units (released in announcement of January 17, 2005), we estimate a growth of net sales of approximately 20%.

Best regards,

Oscar Antônio Fontoura Becker
Investor Relations Director

C.C.: Comissão de Valores Mobiliários – Superintendência de Relações com Empresas

TRANSCRIPT

GAE/SRE 209-05
February 17, 2005

IOCHPE MAXION S.A.
Investor Relations Director
Sr. Oscar Antonio Fontoura Becker

Dear Sir:

In news from Gazeta Mercantil newspaper, 02/17/05 edition, informs, among other information, that based on the orders already closed by your clients the expectation of Iochpe-Maxion is that its revenue is going to grow 20% this year.

Please clarify the above referred fact, as well as any other information considered important.

Regards

Nelson Barroso Ortega
Companies Relationship Management
Telephone: (011) 3233-2063 / 3233-2222



IOCHPE-MAXION S.A.
Taxpayers Number 61.156.113/0001-75
State Number 35.300.014.022
Publicly Traded Company

ANNOUNCEMENT TO SHAREHOLDERS

Iochpe-Maxion informs its Shareholders that the Extraordinary Shareholders Meeting of March 21, 2005 has approved the reverse split of the shares representing the paid-in capital of the Company, as follows:

1. Purpose: adjust the price of the shares to the standard recommended by Bovespa.

2. Proportion: the reverse split proportion will be 50 shares to 1, in each share type.

3. Position Adjustment: shareholders will have until April 22, 2005 , at their discretion, to adjust their own share position, in each type of shares, through trading in the stock exchange or over the counter.

4. Trading with price per one share: starting April 25, 2005 shares will be traded with prices per one share and minimum quantity of 100 shares.

5. Auction: ending the final date to adjust positions, the reamining shares of the reverse split will be set apart, debited from the shareholders positions, grouped in whole quantities, and then sold in auction at May 09, 2005 at Bolsa de Valores de São Paulo at the price of the day. The resulting amount will be credited starting at the tenth business day from the end of the auction in the accounts of the holders of the remaining, as follows: shareholders with updated information at Banco Bradesco S.A. will have their amount credited directly in their respective accounts; the remaining shareholders shall go to a branch of Banco Bradesco S.A. in order to receive its respective amounts; the amount corresponding to the shareholders at CBLC – Companhia Brasileira de Liquidação e Custódia will be credited to the same CBLC that will be in charge to pay the shareholders through the brokers; the amount corresponding to holders of shares blocked or with out-of-date information will be deposited at Banco Bradesco S.A. and kept available to each shareholder, that, in order to receive the respective amount, shall present the appropriate documentation.

6. American Depositary Receipts (ADRs): Simultaneously to the transaction in the Brazilian market, ADRs will be negotiated in the proportion of 1 preferred share to 2 ADRs.

São Paulo, March 22, 2005

Oscar A. F. Becker
Investor Relations Director
Iochpe-Maxion S.A.


IOCHPE-MAXION

IOCHPE-MAXION S/A
Taxpayer Number 61.156.113/0001-75
Publicly Traded Company

ANNOUNCEMENT TO SHAREHOLDERS

The Company informs its Shareholders that at April 5, 2005 begin a dividend payment, as approved in the Ordinary Shareholder Meeting of March 21,2005, corresponding to the results of the fiscal year of 2004, that will be paid as follows:

- R$ 5.683938781 – per thousand of common shares amount, with no withholding taxes;
- R$ 6.252332659 – per thousand of preferred shares, with no withholding taxes;
- Dividends will have as record date March 21, 2005, shares will trade "ex-dividend" at the stock exchange starting March 22, 2005;

Instruction regarding the dividend payment:

- Shareholders will have their respective amounts available according to the bank information provided to Banco Bradesco S.A – Depository Institution, beginning at the initial date of payment.

- Shareholders whose information is out-of-date that does not allow the payment of the dividends (missing bank information or taxpayers number or address, among others), the dividends will be available and will be paid after the update of information, in the electronic data of Banco Bradesco S.A., that can be done through the bank's branch network.

- The dividends corresponding the shares in custody of CBLC – Companhia Brasileira de Liquidação e Custódia will be paid to the same CBLC, that in return will pay the shareholders through the network of brokers.

São Paulo, March 21, 2005.

Oscar A. F. Becker
Investor Relations Directors


IOCHPE-MAXION

IOCHPE-MAXION S.A.

INFORM TO THE MARKET

Iochpe-Maxion informs that its joint venture Amsted Maxion has concluded negotiations to deliver an additional 900 railroad freight cars to Companhia Vale do Rio Doce - CVRD. The deliveries are scheduled to the year 2005.

Adding this new order, the total railroad freight cars ordered to Amsted Maxion reaches 6,933 units, being 5,557 to be delivered in 2005 and 1,376 in 2006, amounting to sales of R$ 1.071 billion.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the segment of railroad equiment in Brazil, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, January 17, 2005

Oscar A. F. Becker
Investor Relation Director


IOCHPE-MAXION

Announcement to Holders of the Fourth Issue of
Debentures of Iochpe-Maxion S.A.
Antecipated Retirement

Iochpe-Maxion S.A., in accordande to the Clause 24 – Antecipated Retirement – of the indenture of the Fourth Issue of Debentures ("Indenture"), informs to the debentures' holders that it will exercise its right to the antecipated retirement of all oustanding debentures at January 7th, 2005, against the payment through CETIP of the balance of the nominal value, added to the interest payment according to the debentures' indenture, calculated "pro rata temporis" from the day of the last payment to the the date of actual retirement.

São Paulo, December 17th, 2004

Oscar A. F. Becker
Investor Relations Director


IOCHPE-MAXION

IOCHPE-MAXION S.A.

NOTICE TO THE MARKET

Iochpe-Maxion informs that its joint venture Amsted Maxion has concluded negotiations to sell 5,358 freight cars, as follows:

- 4.858 freight cars to Companhia Vale do Rio Doce – CVRD, with 3,482 freight cars to be delivered in 2005 and 1,376 in 2006;
- 500 freight cars to Brasil Ferrovias with deliveries in 2005.

Considering this new order, Amsted Maxion´s order book for 2005 and 2006 totals 6,033 freight cars, amounting to approximately R$ 940 million.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the Brazilian railroad equipment industry, is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted (USA).

São Paulo, December 8, 2004

Oscar A. F. Becker
Investor Relations Director


IOCHPE-MAXION

IOCHPE-MAXION S.A.

MATERIAL FACT

Iochpe-Maxion informs that the Automotive Component Division of its subsidiary Maxion Sistemas Automotivos has signed in September 10, 2004 an agreement to dispose all assets related to the window raiser mechanism business to Brose do Brasil Ltda., subsidiary of Brose International GmbH, for the amount of R$ 17.8 million. The transfer of the assets will occur during the next 180 days.

As of June 2004, the last 12 months sales of the window raiser mechanism business represented 7% of the consolidated sales of Iochpe-Maxion and 51% of the net sales of Iochpe-Maxion in the passenger car segment.

This transaction will be submit to the relevant government entities.

São Paulo, September 10, 2004

Oscar A. F. Becker
Investor Relation Director



IOCHPE-MAXION S.A.

INFORM TO THE MARKET

Iochpe-Maxion informs that its joint-venture Amsted Maxion has concluded the following agreements to sell railroad freight cars:

- 350 cars to MRC Serviços Ferroviários América Latina Ltda., railroad freight car leasing company of the Mitsui Group. These cars will be used by Bunge Alimentos S.A. in the tracks of ALL – América Latina Logística S.A.;
- 24 cars to CBG – Compagnie des Bauxites de Guinee, of Guiné;
- 76 cars to Comilog S.A , of Gabon;
- 225 cars to C.V.G. Ferrominera Orinoco C.A , of Venezuela.

Those orders adds up to 675 cars and sales of approximately R$ 130 million. The deliveries are scheduled to happen between January and July of 2005.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the railroad equipment industry in Brazil, is a joint-venture (50% / 50%) between Iochpe-Maxion and Amsted.

São Paulo, September 09, 2004

Oscar A. F. Becker
Investor Relations Director

IOCHPE MAXION S.A.
Taxpayer number 61.156.113/0001-75
State registration number 35300014022

Public Company

BRADESCO VIDA E PREVIDÊNCIA S.A.	**COMPANHIA IOCHPE**
Taxpayer number 51.990.695/0001-37	Taxpayer number 92.753.367/0001-02

MATERIAL FACT ANNOUNCEMENT

Iochpe-Maxion S.A., Companhia Iochpe and Bradesco Vida e Previdência S.A. (Bradesco), according to the Brazilian securities exchange comission (CVM) instruction 358, inform the following:

On August 24, 2004, Companhia Iochpe acquired the totality of Iochpe-Maxion's common shares hold by Bradesco, equivalent to 173,470,200 (one hundred and seventy three million, four hundred and seventy thousand and two hundred) common shares, representing 18.8% of the voting shares and 6.5% of the total capital of Iochpe-Maxion.

Iochpe-Maxion's shares acquired by Companhia Iochpe from Bradesco were already within the shareholder agreement ("Acordo de Acionistas e Outros Pactos") of Iochpe-Maxion signed on December 12, 2001, by Companhia Iochpe, BNDES Participações S.A. – BNDESPAR and Bradesco (the last one participating in the shareholder agreement only until the consecution of the above referred transaction).

Also, it is our duty to inform that prior to the consecution of the above mentioned transaction, Companhia Iochpe held 423,743,510 common shares issued by Iochpe-Maxion.

São Paulo, SP, August 24, 2004

Oscar A. F. Becker	Marco Antônio Rossi	Dan Ioschpe
Investor Relations Director	C.E.O.	C.E.O.
Iochpe Maxion S.A.	Bradesco Vida e Previdência S.A.	Companhia Iochpe


IOCHPE-MAXION

IOCHPE-MAXION S.A.

NOTICE TO THE MARKET

Iochpe-Maxion informs that its joint venture Amsted Maxion has concluded negotiations to deliver 150 railroad freight cars to MRC Serviços Ferroviários América Latina Ltda., a railroad freight car leasing company of the Mitsui Group. These railroad cars will be used by Bunge Alimentos S.A., in the track system of ALL – América Latina Logística S.A.

This order will amount to approximately R$ 25.1 million and the deliveries are scheduled to happen between October and December 2004.

Adding this new order, the total of orders to be delivered in 2004 by Amsted Maxion reaches at this moment 3,890 railroad freight cars, amounting to R$ 520 million, representing a growth of 98% over the total of railroad freight cars manufactured during all 2003.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the Brazilian railroad equipment industry, is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted (USA).

São Paulo, July 2nd, 2004

Oscar A. F. Becker
Investor Relations Director



IOCHPE-MAXION S.A.
Rua Luigi Galvani, 146, 13º andar – tel.(11): 5508-3800 - São Paulo - SP
CEP.: 04575-020 – Fax.: (11)5506-3516

To
CVM – Comissão de Valores Mobiliários
Rua Formosa, 367 – 20 e 21° andares
São Paulo/SP

Reference: Change of Independet Auditor

Dear Sir/Madam:

In compliance to the article 28 of CVM Instruction 308, of May 14, 1999, we would like to inform that the Board of Directors of Iochpe-Maxion S.A. has aprroved the auditing company KPMG Auditores Independentes (CRC 2SP014428/O-6) as the substitute to PricewaterhouseCoopers Auditores Independentes, in order to perform the independent auditing process in the financial statements to be elaborated, starting at the financial statements as of June 30, 2004.

Also, we would like to inform that the above mentioned substitution was conducted in accordance to the article 31 of the above mentioned instruction and that PricewaterhouseCoopers Auditores Independentes has given its approval on this document.

Sincerely Yours,

Iochpe Maxion S.A.
Oscar Antônio Fontoura Becker
Investor Relations Director

Agreed:
PricewaterhouseCoopers Auditores Independentes

IOCHPE-MAXION S.A.

ANNOUNCEMENT OF MATERIAL FACT

Iochpe-Maxion informs that its joint venture Amsted Maxion Fundição e Equipamentos Ferroviários ("Amsted Maxion") has concluded the negotiation to sell 396 railroad freight cars to MRS Logística, in addition to the already agreed order of 234 railroad freight cars, as informed in the announcements of material fact of January 6th and March 1st , 2004.

The new order will add gross sales of R$ 47.7 million, with delivery scheduled to the period from April to October, 2004.

Adding this new order, the backlog of sold railroad freight cars to be delivery in 2004 by Amsted Maxion reach, at this date, 3,740 railroad freight cars, amounting to approximately R$ 490 million. This volume represents a growth of 84% over the units of railroad freight cars manufactured during 2003.

Amsted-Maxion, leader in the Brazilian railroad equipment industry, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, April 19th, 2004

Oscar A. F. Becker
Investor Relations Director

IOCHPE-MAXION S.A.

MATERIAL FACT ANNOUCEMENT

Iochpe-Maxion informs that its joint-venture Amsted Maxion has concluded negotiations to sell:

- 84 railroad freight cars to MRS Logística, in addition to the order of 150 railroad freight cars, disclosed in a material fact announcement of January 6th, 2004;
- 30 boxes for railroad freight cars to ALL - América Latina Logística.

The above mentioned orders will amount to approximately R$ 12 million in gross sales, along the deliveries, which are schedule to the period from March to June of 2004.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the Brazilian railroad equipment industry, is a joint-venture (50% /50%) between Iochpe-Maxion and Amsted Industries.

São Paulo, March 1st, 2004

Oscar A. F. Becker
Investor Relations Director

IOCHPE-MAXION S.A.

Announcement of Material Fact

Following the announcement disclosed on October 9th, 2003, regarding the sale of freight cars by our subsidiary, Amsted Maxion Fundição e Equipamentos Ferroviários S.A., we inform that Companhia Vale do Rio Doce and Ferrovia Centro-Atlântica S.A. decided to expand the original order of 1.667 freight cars in the amount of approximately R$ 200 million to 2.878 freight cars totalling around R$ 370 million. The deliveries, involving 13 different types of cars, are scheduled to run from January to December 2004.

Amsted Maxion Fundição e Equipamentos Ferroviários S.A., leader in the railroad equipment segment in Brazil, is a joint venture (50% /50%) between Iochpe-Maxion and Amsted.

São Paulo, January 19th, 2004

Oscar A. F. Becker
Investor Relations Director

IOCHPE-MAXION S.A.

Announcement of Material Fact

Iochpe-Maxion informs that its subsidiary Amsted-Maxion has concluded the following negotiations to sell railroad freight cars:

- 150 railroad freight cars to MRS Logistica S.A.
- 140 railroad freight cars to ADM do Brasil Ltda.

The above referred deals will generate gross revenues of R$ 45.0 million, throughout the delivery of the cars, that are scheduled to the period from March to November of 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., leader in the railroad equipment segment in Brazil, is a joint venture (50% /50%) between Iochpe-Maxion and Amsted.

São Paulo, January 6th, 2004

Oscar A. F. Becker
Investor Relations Director

IOCHPE-MAXION S.A.
MATERIAL FACT

Iochpe-Maxion informs that its subsidiary Amsted-Maxion Fundição e Equipamentos Ferroviários (Amsted-Maxion) has concluded negotiations to supply components to Caterpillar Inc. – Unites States of America. The program indicates exports of US$ 37 million during a five year term, or US$ 7.4 million per year. Deliveries are scheduled to start as of May 2004. Capital expenditures need in this project will reach approximately US$ 1.5 million.

Amsted-Maxion is a joint-venture (50%/50%) between Iochpe-Maxion and Amsted Industries and has the leadership in the Brazilian railroad equipment segment (freight cars and its components). Beyond railroad equipment, the company manufactures castings for road and industrial applications, for the local market, as well as for export.

São Paulo, November 24th, 2003

Oscar A. F. Becker
Investor Relations Director


IOCHPE-MAXION
Annual Report
Corporate
Investor Relations
Subsidiaries
Contacts

Announcement of Material Fact - Agreement of Amsted-Maxion

IOCHPE-MAXION S.A.

Announcement of Material Fact

Iochpe-Maxion informs that Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. concluded, at this date, an agreement with Companhia Vale do Rio Doce - CVRD to deliver 1,667 railroad freight cars, amounting to approximately R$ 200 million. The deliveries of the referred order are schedule to be done in the first half of 2004.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., leader in the railroad equipment segment in Brazil, is a joint venture (50%/50%) between Iochpe-Maxion and Amsted.

São Paulo, October 9th, 2003

Oscar A. F. Becker
Investor Relations Director

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Iochpe-Maxion announces 2004 results

São Paulo, 16 February 2005

Iochpe-Maxion – 2004 consolidated results

Bovespa – Ticker: MYPK3 (common stock) and MYPK4 (preferred stock) / ADR-OTC – Ticker: IOCJY (preferred stock)

Net sales: R$1.1 billion
Gross profit: R$227.5 million
Earnings before interest and taxes (EBIT): R$126.7 million
Operating profit after interest and taxes: R$73.6 million
Net income: R$50.8 million
Earnings before interest, taxes, depreciation and amortization (EBITDA): R$155.5 million
Net bank debt: R$101.9 million
Capital expenditures: R$46.9 million

Iochpe-Maxion recorded a net income of R$50.8 million in 2004, reflecting substantial growth in consolidated net sales.

In 2004 Iochpe-Maxion recorded a net income of R$50.8 million, a substantial turnaround from the R$5.1 million loss the company recorded the previous year. A considerable increase in demand for Iochpe-Maxion's products, as well as an upgraded output capacity, resulted in consolidated net sales of R$1.1 billion – up 62.6% on 2003's figures. Consolidated net bank debt declined from R$115.0 million in December 2003, to R$101.9 million in December 2004. Consequently, the ratio between this figure and EBITDA fell from 1.3x in 2003 to 0.6x at the end of the 2004 financial year.

Gross profit of R$227.5 million reflected an increase of 66.6% over the previous year's figure. Earnings before interest and taxes (EBIT) amounted to R$126.7 million, an increase of 120.4% over the previous year, while earnings before interest, taxes, depreciation and amortization (EBITDA) amounted to R$155.5 million, an increase of 73.9%. The company reported consolidated export sales of US$47.3 million, up 42% in dollar terms. Iochpe-Maxion increased its investment in 19% to R$46.9 million, focusing mainly on plant expansion and production upgrades.

In 2004 Iochpe-Maxion preferred stock rose 259%, while common stock jumped 302%. These increases were among the highest recorded by companies listed on the São Paulo Stock Exchange.

Iochpe-Maxion

Iochpe-Maxion, a publicly traded company since 1984, has its roots in the Iochpe Group, which started activities in the timber industry in Brazil's state of Rio Grande do Sul in 1918. After several decades of business diversification, the conglomerate shifted its focus in the late 1990s to the auto parts and railroad equipment businesses. Iochpe-Maxion currently has two main subsidiaries, both leaders in their industries: Maxion Sistemas Automotivos Ltda. (which operates with the Wheel and Chassis Division and the Automotive Component Division), and Amsted Maxion Fundição e Equipamentos Ferroviários S.A. These companies have five plants in the cities of Cruzeiro, Osasco and Hortolândia, in the state of São Paulo; and in Contagem, in the state of Minas Gerais. Iochpe-Maxion's parent companies are Companhia Iochpe and BNDESpar, both represented on the Board of Directors.

The Iochpe-Maxion investor relations website (www.iochpe-maxion.com.br) contains comprehensive information about the company, including quarterly financial statements, presentations and releases.

Contact:
Marcio Fenelon
fenelon@iochpe.com.br
Iochpe-Maxion S.A.
Investor Relations
Phone: 55 11 5508-3843 / Fax: 55 11 5506-7353

Journalist in charge: José Carlos Bicev – MTB 16.811

Iochpe-Maxion releases 2004 third quarter results

São Paulo, October 28th, 2004

Iochpe-Maxion S.A. – Consolidated Figures – 3rd Qter. 2004
Bovespa - Ticker: MYPK3 (Common) and MYPK4 (Preferred) / ADR-OTC - Ticker: IOCJY (PN)

Net Sales: R$ 304,7 million
Gross Profit: R$ 74,5 million
Earnings Before Interest and Taxes (EBIT): R$ 48,4 million
Operational Result After Net Financial Expenses: R$ 45,2 million
Net Income: R$ 27,4 million
Gross Cash Generation (EBITDA): R$ 55,4 million
Net Bank Debt: R$ 151,3 million
Investments: R$ 11,1 million

Positive and Consistent Results

Iochpe-Maxion records net income of R$ 27,4 million in the third quarter

The growth in business in the Brazilian market, boosted by the expansion in the railroad equipment segment and in the output of trucks and light commercial vehicles, led Iochpe-Maxion to a net income of R$ 27,4 million in the third quarter of 2004. This result, that highlights the consistency in providing profits in the last two quarters as well, represents an important enhancement when compared to the net loss of R$ 1,1 million in the third quarter of last year. "This performance reflects, from one side, the momentum of the Brazilian logistics industry, and from another, the efectiveness of our strategy of organic expansion and business portfolio improvement", points out Dan Ioschpe, C.E.O. of Iochpe-Maxion.

According to this strategy, on September 10, 2004, the **Automotive Components Division of Maxion Sistemas Automotivos** has signed an agreement to sell all the assets related to the window raiser mechanism business to Brose do Brasil Ltda., subsidiary of Brose International GmbH, for the amount of R$ 17,8 million. The window raiser business represents approximately 7% of the net sales and 51% of the sales to the passenger car segment.

The main operational and financial indicators presented a positive pattern. Over the third quarter of 2003, net sales showed a growth of 65,6%, amounting to R$ 304,7 million, and the earnings before interest and taxes (EBIT) stood at R$ 48,4 million, an increase of 181,1%. Gross cash generation (EBITDA) was 119,1% higher and amounted to R$ 55,4 million, while exports, of US$ 14,1 million, grew 37,7% in Dollar terms.

The positive performance is also clear when comparing the first nine months of 2004 and the same period of last year. Net income grew from R$ 2,8 million to R$ 41,7 million, net sales reached R$ 786,8 million – a growth of 59,0% - EBIT stood at R$ 104,1 million – 111,1% higher – while cash gross generation (EBITDA) reached R$ 126,4 million, an increase of 71,5%.

A IOCHPE-MAXION

Iochpe-Maxion have its roots in the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments. Today, Iochpe-Maxion is the holding company for two main companies, both leaders in their respective markets: Maxion Sistemas Automotivos S.A (with its Wheel and Chassis and Automotive Component Divisions) and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate five plants: in Cruzeiro, Hortolândia and Osasco, all located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 and is controlled by Companhia Iochpe and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relations site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including the 2003 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811



Iochpe-Maxion releases results of the second quarter of 2004

São Paulo, July 28th, 2004

<u>Iochpe-Maxion S.A. – Consolidated Figures</u>
Bovespa - Ticker: MYPK3 (ON) and MYPK4 (PN) / ADR-OTC - Ticker: IOCJY (PN)

Net Sales: R$ 269,2 million
Gross Profit: R$ 61,5 million
EBIT: R$ 37,5 million
Operation Result after Net Financial Expenses: R$ 22,9 million
Net Income: R$ 12,2 million
EBITDA: R$ 45,1 million
Net Bank Debt: R$ 149,5 million
Investments: R$ 12,1 million

On the growth track

Presenting strong growth in its sales, Iochpe-Maxion presented a net income of R$ 12,2 million in the second quarter

The expansion of the railroad equipment segment and the Brazilian production of trucks led to an impressive growth of Iochpe-Maxion's sales, boosting its performance in the second quarter. The company recorded a net income of R$ 12,2 million, representing a significant increase compared to the net income of R$ 0,6 million recorded in the same period of last year. Futher, the remaining operational and financial indicators presented improvements comparing the second quarter of 2004 and the second quarter of 2003. Net sales, rising 65,6%, reached R$ 269,2 million, EBIT stood at R$ 37,5 million, an increase of 178,8%, while EBITDA amounted to R$ 45,1 million, presenting a growth of 108,7%. According to Dan Ioschpe, C.E.O. of Iochpe-Maxion, the achieved performance is a consequence of benefiting from the opportunities created in a promising cycle of the markets. "We are growing in the same pattern of the segments we participate, that has been boosted by local demand and by the growth of exports". The down side of the second quarter was the increase of the net financial expenses, derived from the devaluation of the Real against the US Dollar.

Iochpe-Maxion's indicators showed a positive evolution comparing the first half of 2004 to the same period of 2003. Net income, that was R$ 3,9 million in 2003, reached R$ 14,3 million, net sales stood at R$ 482,1 million – a growth of 55,1% - while EBIT reached R$ 55,8 million, an increase of 73,6%. EBITDA increased by 46,5% and amounted to R$ 71,0 million. Another upside was the performance of the exports that amounted to US$ 19,6 million by the end of the first half, an advance of 33,0% in Dollar terms over the same period of 2003. "This is the answer of the foreign markets to the competitiveness of our products, that combine a well balanced formula of price and performance", points out Dan Ioschpe.


IOCHPE-MAXION

IOCHPE-MAXION

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments. Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate five factories: in Cruzeiro, Hortolândia and Osasco, all located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including the 2003 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811

Iochpe-Maxion releases results for first quarter of 2004

São Paulo, April 28th, 2004

Iochpe-Maxion S.A. – Consolidated Figures

Bovespa - Ticker: MYPK3 (ON) and MYPK4 (PN) / ADR-OTC - Ticker: IOCJY (PN)

Net Sales: R$ 212.9 million

Gross Profit: R$ 38.7 million

EBIT: R$ 18.3 million

Earnings from the Operation: R$ 9.7 million

Net Profit: R$ 2.1 million

EBITDA: R$ 25.8 million

Net Bank Debt: R$ 142.8 million

Capital Expenditures: R$ 8,3 million

Iochpe-Maxion closes first quarter of 2004 presenting a net profit of R$ 2.1 million. Strong revenue growth was the quarter highlight.

According to Dan Ioschpe, C.E.O. of Iochpe-Maxion, the decisive factor to obtain the presented net profit was the revenue strong growth. "In the quarter, net sales stood at R$ 212.9 million, representing an increase of 43.5% over the same period of last year. It is an important leap, reinforcing expectations regarding positive results during 2004". This increase was a consequence of an enhanced activity level in the markets where the company operates, such as railroad equipment, agricultural machinery, truck and light vehicle, all presenting a good performance in the local and export market.

Iochpe-Maxion also presented growth in the amount of its own exports, that reached US$ 9.7 million in this first quarter, an increase of 40.6% in Dollar terms, or 16,1% in Reais terms, over the same period of last year. Among the products exported, the best performance came from the wheels for buses, trucks and agriculture machinery that showed a growth of 54.1% in the Dollar amount exported.

Net profit of R$ 2.1 million was negatively affected by the cost increase, including the price increase of steel and wages, that could not be fully transferred to our prices and by the profitability reduction on exports due the appreciation of the Brazilian Real against the Dollar. Another important item for the final result, the net financial expenses drop from R$ 11.3 million in the first quarter of 2003 to R$ 8.6 million in the first quarter of this year, positively affected by the decrease of funding costs.

IOCHPE-MAXION

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments. Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate five factories: in Cruzeiro, Hortolândia and Osasco, all located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including the 2003 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811
MMschuler e Associados Comunicação Empresarial



Iochpe-Maxion releases 2003 results

São Paulo, February 16, 2003

Iochpe-Maxion S.A.
Bovespa: MYPK3 (ON) and MYPK4 (PN) / ADR-OTC: IOCJY (PN)
R$ million
Consolidated

	2003	2002	Var %
Net Sales	675.7	411.2	64%
Gross Profit	136.6	86.6	58%
EBIT	57.5	36.4	58%
Operation Result	19.4	(17.9)	---
EBITDA	89.4	69.0	30%
Net Loss	(5.1)	(24.2)	---
Net Bank Debt	115.0	105.7	9%
Capital Expenditures	39.4	37.0	6%

An Year of Challenges and Results

Sales growth and maintenance of margins led Iochpe-Maxion to record the best operation performance for the last five years.

In the basis of a growth strategy based on the securing of new agreements in the local market and expansion of exports, Iochpe-Maxion recorded in 2003 a strong increase at its net sales, of 64.3% over last year, reaching R$ 675.7 million. The operational earnings after financial expenses reached R$19.4 million, the best in the last five years. The EBITDA reached R$ 89.4 million, an increase of 29.5% over 2002.

In spite of the good operational performance and of the sales growth, the net result was a loss of R$ 5.1 million, substantially less than the loss of R$ 24.2 million showed in 2002. According to Dan Ioschpe, C.E.O. of Iochpe-Maxion, "the net result was positively affected by the sales growth and negatively by the cost increase, yet due to the inflationary spree at the end of 2002, and by the high income tax rate on the consolidated figure, due to the fact that each participating company in the consolidation has its own tax return".

The consolidated net bank debt reached R$ 115 million, more than the R$ 105.7 million at the end of 2002, mainly due to the working capital increase, as a result of the expressive sales growth. The C.E.O. of Iochpe Maxion reminds, on the other hand, that "the ratio between this figure and the EBITDA fell from 1.5x in 2002 to 1.3x in 2003, as the EBITDA growth surpassed the net bank debt growth growth, showing the company's determination in maintaining an adequate capital structure".

The consolidated export figure reached US$ 33.4 million (R$ 100.7 million), a growth of 37% (in Brazilian Reais, 35%) over the previous year. The highlights were the recovery of the Argentinean

market and the growth of exports of chassis and road wheels. The US keeps being the main destination of the shipped products, responsible for 41% of the total consolidated export figure. According to Dan Ioschpe, Iochpe-Maxion has a favorable outlook for 2004, with expanding business in local and foreign markets. In anticipation to this cycle, the company promoted in 2003 capital expenditures amounting to R$ 39.4 million, resources aimed at developing new products and updating the industrial plant, with a highlight to the new two industrial units, at Hortolândia and Osasco, in São Paulo, dedicated to the manufacturing of railroad freight cars and castings.

IOCHPE-MAXION

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90' s - in the automobile parts and railroad equipment segments. Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate five factories: in Cruzeiro, Hortolândia and Osasco, all located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including the Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811
MMschuler e Associados Comunicação Empresarial

Iochpe-Maxion releases 2003 third quarter results

São Paulo, October 27th, 2003

Iochpe-Maxion S.A.
Bovespa: MYPK3 (ON) and MYPK4 (PN) / ADR-OTC: IOCJY (PN)
Consolidated figures in BRL Million, unless indicated otherwise

	3Q03	3Q02	Var % 3Q03/ 3Q02
Net Revenues	184,0	107,0	72%
Gross Profit	39,0	24,8	57%
EBIT	17,2	8,6	100%
EBITDA	25,3	17,2	47%
Net Income	(1,1)	0,2	---

Iochpe-Maxion' growth

Iochpe-Maxion presented expressive growth in its net revenues and in its operational performance in the third quarter of 2003 in comparison to the same period of last year. Net revenue reached a 72% growth, amounting to R$ 184,0 million, while EBIT arrived at R$ 17,2 million, an increase of 100% and EBITDA grew 47%, amounting to R$ 25,3 million. According to Dan Ioschpe, C.E.O. of Iochpe-Maxion, the revenue performance was positively affected by the expansion of the railroad equipment market and by the Brazilian output of buses, trucks, utility vehicles and agricultural machinery, and negatively by the Brazilian output of passenger cars. Exports – that amounted to US$ 10,2 million in the quarter – presented a growth of 36% in Dollars terms and 11% in Real terms, compared to the same period of 2002. The net result was negative in R$ 1,1 million, compared to a positive result of R$ 0,2 million in the third quarter of 2002.

Comparing the first nine months of 2003 with the same period of last year, all performance indicators of Iochpe-Maxion showed a positive evolution. The net revenue grew 64%, reaching R$ 494,9 million, EBIT amounted to R$ 49,3 million, 138% higher, EBITDA amounted to R$ 73,7 million, an expansion of 63% and the net income reached R$ 2,8 million, against a loss of R$ 12,9 million in the first nine months of 2002. Exports reached US$ 25,0 million – representing 16,2% of the net revenue – with a growth of 37% in Dollars terms and 52,3 % in Brazilian Reais terms.

During the third quarter, Iochpe-Maxion invested R$ 9 million in new products development, to add manufacturing capacity and plant modernization. Highlighting the R$ 6,3 million expenditure in capacity added at road wheels manufacturing facility, a market that has been presenting a strong growth, especially abroad.

IOCHPE-MAXION

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments.

Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate three factories: in Cruzeiro, which is located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including 2002 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811
MMschuler e Associados Comunicação Empresarial

Iochpe-Maxion releases 2003 second quarter results

São Paulo, July 28th, 2003

Iochpe-Maxion S.A.
(Bovespa: MYPK / OTC-ADR: IOCJY)
in R$ million

	2Q03	2Q02	Var % 2Q03/ 2Q02
Net Sales	162,6	110,2	47,5%
Gross Profit	32,6	23,3	39,9%
Operational Result (EBIT)	13,5	9,3	45,0%
Net Result	0,6	(5,8)	---
Gross Cash Flow (EBITDA)	21,6	17,3	24,8%

Iochpe-Maxion presented a net profit of R$ 0,6 million. The expansion of the railroad equipment market and the export growth were the quarter highlights.

Iochpe-Maxion closed the second quarter of 2003 showing a net profit of R$ 0,6 million, performance better than the one presented in the same period of last year when the company recorded a loss of R$ 5,8 million. "Our performance was positively affected by the expansion of the railroad equipment market, especially in the railroad freight car segment, and by the growth of our export in Dollars, while it was negatively affected by the fall in the Brazilian vehicles production that, in the quarter, presented a decrease of 4,0% over the same period of 2002", comments Dan Ioschpe, C.E.O. of Iochpe-Maxion.

All main parameters Iochpe-Maxion' performance showed an improvement, comparing the second quarter of 2003 and the second quarter of 2002. The sales added to R$ 162,6 million, a growth of 47,5%. The operational result (EBIT) arrived at R$ 13,5 million, an increase of 45,0%. The gross cash generation (EBITDA) reached R$ 21,6 million, a growth of 24,8%.

For Iochpe-Maxion, the year has been characterized by the good performance in export, that in this second quarter reached US$ 7,9 million - 16,4% of the net sales - a growth in Dollars of 29,5% in the comparison to the same period of 2002.

Iochpe-Maxion capital expenditures amounted to R$ 10,9 million in the second quarter, mainly in new product development and modernization of the industrial plants.

About Iochpe-Maxion

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90' s - in the automobile parts and railroad equipment segments.

Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate three factories: in Cruzeiro, which is located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including 2002 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811
MMschuler e Associados Comunicação Empresarial

Iochpe-Maxion releases 2003 first quarter results

São Paulo, April 23, 2003

Iochpe-Maxion S.A.
(Bovespa: MYPK / OTC-ADR: IOCJY)
in R$ million

	1T03	1T02	Var % 1T03 / 1T02
Net Sales	148,3	84,7	75%
Gross Profit	35,7	14,6	145%
EBIT	18,7	2,8	568%
Net Income	3,4	(7,3)	N.M.
EBITDA	26,8	10,6	153%

75% sales growth

Iochpe-Maxion begins 2003 with positive results. Net sales growth is the main highlight, increasing 75% in the first quarter of 2003, compared to the same period of last year.

Iochpe-Maxion presented a net profit of R$ 3,4 million in the first quarter of 2003, period marked by the growth on vehicles, agricultural machinery and railroad equipment production, all among the company's segments.

"The quarter main highlight was the 75% growth on net sales over the same period of 2002, due to the improvement on the auotparts and railroad equipments segments, to the performance of new businesses acquired at the end of the first quarter of 2002 and to the growth of exports in Dollars terms", comments Dan Ioschpe, Iochpe-Maxion's C.E.O.

Net sales growth provided positive effect on operational margins. In the comparison between first quarters of 2002 and 2003, and based on the percentage of net sales, gross profit grew from 17,2% to 24,0%, EBIT increased from 3,3% to 12,6%, while EBITDA changed from 12,5% to 18,1%.

Another highlight of the period was the good performance in exports, that reached US$ 6,9 million in the first quarter, representing a growth of 50%, in Dollars, over the amount showed in the same period of 2002.

On the other hand, the results showed in the first quarter were negatively affected by the financial expenses increase due to debt indexed to inflation and to the net debt increase, as well as to the growth of working capital, boosted by the strong sales growth.

About Iochpe-Maxion

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments.

Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate three factories: in Cruzeiro, which is located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including 2002 Annual Report, financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811
MMschuler e Associados Comunicação Empresarial

Iochpe-Maxion releases 2002 results

São Paulo, 18th February, 2003

Iochpe-Maxion S.A.
(Bovespa: MYPK / OTC-ADR: IOCJY)
at R$ million

	2002	2001
Net Sales	411,2	373,7
Earning before interest and taxes(EBIT)	40,1	27,1
Non-operational income	6,4	67,6
Net result	(24,2)	24,7
Gross cash generation (EBITDA)	72,6	57,9

Iochpe-Maxion presents operational improvement in an year with high turbulence

In an year marked by uncertainties, related to macroeconomic events due to the presidential election, interest rate rise and demand retraction, Iochpe-Maxion presented a positive operational performance. Earnings before interest and taxes (EBIT) reached R$ 40.1 million in 2002 – a growth of 48.0% over last year – representing 9.8% of net sales (7.3% in 2001). Gross cash generation (EBITDA) also had a rise and reached R$ 72.6 million – an increase of 25.4% comparing to the last year – representing 17.7% of net sales, comparing to 15,5% of 2001. "We have reached a positive operational performance, aligned to the evolution that we have been presented in the last four years" comments Dan Ioschpe, C.E.O. of Iochpe-Maxion. On the other hand, the net result was a loss of R$ 24.2 million. This outcome was strongly affected by the financial expenses, the expenses related to the exchange rate fluctuation and the income taxes expenses, being the last one related to temporary differences and the reversal of a provision of tax loss carry forward credits that reached R$ 17.5 million.

In order to keep the current turnover level and to react to the retraction of the domestic market for autoparts and railroad equipment, the two markets of the Company, Iochpe-Maxion focused at agreements to supply for new markets overseas, replacing the declining Argentinean market with the North-American market. As a consequence, the exports exceed in 56% the figure of last year (1.3% in Dollar terms), reaching the amount of R$ 74.6 million.

2002 also presented improvements in the expansion at synergic business, without jeopardizing the capital structure obtained between 1998 and 2001. The Company

disbursed R$ 20,3 million in the acquisition of assets related to the manufacturing of wheels for agricultural machinery and off-road vehicle, as well as the acquisition of the assets related to the manufacturing of hand brake levers, jacks and pedal sets for passenger cars, both lines produced already in 2002 sales of R$ 23.5 million. Iochpe-Maxion disbursed another R$ 16.7 million in 2002, that were used at new product development and manufacturing facility modernization, totaling a capital expenditure of R$ 37.0 million in the year 2002. On the other hand, in September 2002 Iochpe-Maxion concluded the disposal of its stake at Maxion Nacam, steering columns manufacturer, to ZF Sistemas de Direção Ltda. "The disposal of our stake in this Company, that has presented a poor operational performance and that has contributed with only 4% of our sales, was a movement towards our strategic view to keep only business capable of achieving an adequate operational performance with a lesser dependence on imported material and with a higher growth potential", added Dan Ioschpe.

To Dan Ioschpe, 2002 was distinguished essentially by the achievement of significant operational improvements in an year of great turbulence. "This improvement" – assess – "leave us in a comfortable position to step further and take advantage of opportunities, as well as to weather the challenges of 2003".

About Iochpe-Maxion

Iochpe-Maxion was originally part of the Iochpe Group, which was founded in 1918 in Rio Grande do Sul and initially focused on the lumber industry. Following several decades of business diversification, the Company became specialized - during the final years of the 90's - in the automobile parts and railroad equipment segments.

Today, Iochpe-Maxion is the holding company for three main companies, all leaders in their respective markets: Maxion Componentes Estruturais Ltda, Maxion Componentes Automotivos S.A and Amsted-Maxion Fundicao e Equipamentos Ferroviarios S.A. These companies operate three factories: in Cruzeiro, which is located in the state of Sao Paulo, and in Contagem, which is located in the state of Minas Gerais. Iochpe-Maxion has been a public company since 1984 (MYPK – Bovespa) and is controlled by Companhia Iochpe, Bradesco and BNDESpar, all with representative members on the Iochpe-Maxion Board of Directors.

The Investors Relation site for Iochpe-Maxion (www.iochpe-maxion.com.br) offers complete information regarding the company, including financial statements, presentations and press releases.

Iochpe Maxion S.A.

CONTACT: Investors Relations, Marcio Fenelon of Iochpe Maxion S.A.,
55-11-5508-3843, or fax 55-11-5506-7353, or e-mail, Fenelon@iochpe.com.br /
Web site: http://www.iochpe-maxion.com.br/

Journalist Responsible
José Carlos Bicev – MTB 16.811

1 – STOCK EXCHANGE WHERE LISTED				
[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 –NEGOTIATION MARKET
Stock Exchange

3 - TYPE OF SITUATION
Operational

4 – ACTIVITY CODE

5 - MAIN ACTIVITY
Holding - Spare parts company

L2

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATURE OF THE SHARE CONTROL

National Private

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA. [Securities issued by Co.]

[X] Share	[ ] Real State Receivable Certificate (CRI)
[ ] Bonds Convertible in shares	[ ] Promissory Notes (NP)
[ ] Pay back Share	[ ] BDR
[ ] Beneficiary Parties	
[X] Simple Bonds	
[ ] Subscription Bonuses	
[ ] Group Investment Certificate (CIC)	

01.08 - DOCUMENT PUBLICATION

1 – NOTIFICATION TO SHAREHOLDERS ON THE AVAILABILITY OF DFs	2 – MINUTES OF GENERAL ORDINARY MEETING APPROVED THE
19/02/2003	24/03/2003
3 – SUMMONING TO THE COMMON GENERAL MEETING TO DFs	4 – PUBLICATION OF FINANCIAL STATEMENT
06/03/2003	19/02/2003

01.09 – NEWSPAPER WHERE THE COMPANY RELEASES INFORMATION

1 - ITEM	2 – NEWSPAPER TITULE	3 - STATE
01	Valor Econômico	SP
02	Diário Oficial do Estado SP	SP

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1 - DATE	2 - SIGNATURE
23/04/2003	

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 – MANAGER NAME	3 - CPF	4 – ELECTION DATE	5 – MANDATE TIME LIMIT	6 - CODE ADMIN. TYPE	7 – ELECTED BY CONTROLLING CO.	8 - POSITION	9 - TITLE
01	IVONCY BROCHMANN IOSCHPE	000.922.900-00	24/03/2003	1 ANO	2			CHAIRMAN BOARD OF DIRECTORS
02	DANIEL IOCHPE	000.580.680-15	24/03/2003	1 ANO	2			COUNSELOR
03	IBOTY BROCHMANN IOCHPE	000.922.820-91	24/03/2003	1 ANO	2			COUNSELOR
04	GERALDO HESS	180.764.240-20	24/03/2003	1 ANO	2			COUNSELOR
05	MAURO LITWIN IOCHPE	154.727.520-00	24/03/2003	1 ANO	2			COUNSELOR
06	CLAYTON CRYSTALLINO DA ROCHA	316.747.987-68	24/03/2003	1 ANO	2			COUNSELOR
07	CAIO MARCIO DE ÁVILA MARTINS PINHÃO	595.247.587-68	24/03/2003	1 ANO	2			COUNSELOR
08	CASSIANO RICARDO SCARPELLI	082.633.238-27	23/04/2003	1 ANO	2			COUNSELOR
09	DAN IOCHPE	439.240.690-34	23/04/2003	1 ANO	1			EXECUTIVE PRESIDENT
10	ARMANDO ULBRICHT JUNIOR	714.957.388-68	23/04/2003	1 ANO	1			DIRECTOR
11	OSCAR ANTÔNIO FONTOURA BECKER	113.713.660-04	23/04/2003	1 ANO	1			FINANCIAL & INVESTOR RELATIONS DIRECTOR
12	MARCOS LUCHESE	439.952.680-72	23/04/2003	1 ANO	1			DIRECTOR

* CODE: 1 – PERTAINS ONLY TO THE STAFF OF OFFICERS
2 – PERTAINS ONLY TO THE BOARD OF DIRECTORS
3 – PERTAINS TO STAFF OF OFFICERS AND BOARD OF DIRECTORS

L4

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

IVONCY BROCHMANN IOSCHPE, 64, works as president or the Board of Management of Iochpe-Maxion S.A. and of the Iochpe Company. Is also president of the Instituto para Estudos e Desenvolvimento Social – IEDI (Social Development and Studies Institute), besides being a member of the council for Business and Trade Development of the International Relations Ministry of Brazil.

DANIEL IOSCHPE, 67, engineer, graduated at the Universidade Federal do Rio Grande do Sul, was director of Banco Iochpe S.A. (Iochpe Bank). Is a member of the board of Iochpe-Maxion S.A. since 1984.

IBOTY BROCHMANN IOSCHPE, 565, graduated in economic sciences at the Universidade Federal do Rio Grande do Sul, is a member of the board of management of the company since 1984. Was in the position of executive president of the Iochpe Financial Institutions until march 1986 and vice president of the Iochpe Company until March 1998.

GERALDO HESS, 62, was vice president of the Iochpe Company in the period of 1980 – 1985. Was also director of CVM from 1977 to 1980, was a member of the Brazilian privatization committee from 1991 to 1993. Currently is a member of boards of many Brazilian and Foreign companies. Furthermore, he acts as a business consultant for Goldman, Sachs & Co. Is a master in economic planning from Stanford University. Is a member of the Iochpe board since 1981.

MAURO LITWION IOCHPE, 56, superintendent of IISA – Fruticultura e Reflorestamento Ltda. (Horticulture and Reforestation) between 1982 and 1989 was a director of Iochpe – Maxion USA, Inc.

CLAYTON CRYSTALLINO DA ROCHA, 52, business manager. Holds the position of manager at BNDES Participações S.A. (BNDES Participations) since 1982. Was a member of the Board of management of the companies: Tupy S.A., Ferronorte/Ferroban and Cia Petrolífera Marlin (Marlin Petroleum).

CIAO MARCIO DE ÁVILA MARTINS PINHÃO, 46, engineer, graduated at the Universidade Federal do Rio de Janeiro, graduated in mineral technology. Works at BNDES since 1993, currently as a manager of the Heavy Industry of the Industrial Area department since 2003.

NILDEMAR SECCHES, 56, mechanical engineer graduated at the Universidade de São Paulo, post graduated in Finances at PUC do Rio de Janeiro, got his doctor's degree in Economy at Unicamp – Campinas. Managing Director of Perdigão Enterprises since 1995, and also member of the Board of Management of Weg S.A. since the beginning of 1998 and of Ultrpar Participações since April 2002.

DAN IOCHPE, 39, president of Iochpe-Maxion S.A. and Companhia Iochpe. Worked in various positions at Iochpe-Maxion S.A. until June 96, when became president of AGCO do Brasil; having returned to Iochpe-Maxion in January 1998, taking over the presidency in that same year, as well as the Iochpe Company presidency. MBA from Amos Tuck School of Dartmouth College, of the USA.

ARMANDO ULBRICHT JUNIOR, 55, engineer graduated at the Universidade de São Paulo, joined the company in 1986. Previously worked as a manager of the Engesa division – Engenheiros Associados Ltda (Associated Engineers). Works as a superintendent director of Maxion Componentes Estrutruais Ltda (Maxion Structural Components).

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

OSCAR ANTONIO FONTOURA BECKER, 52, director of Iochpe-Maxion S.A. since 1994. Previously acted as the main executive of Iochpe Seguradora S.A. (Iochpe Insurance). Graduated in business administration at São Judas Tadeu University.

MARCOS LUCHESE, 43, mechanical engineer from PUC do Rio Grande do Sul. Joined the company in1981 as an intern and made an ascending career, working in the logistics and manufacturing areas, coming to the position of superintendent director since 1997, being responsible for the Maxion Componentes Automotivos S.A. (Maxion Automotive Components) operations.

L6

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

L7

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - EVENTS REGARDING THE CAPITAL DISTRIBUTION

1 - EVENT BASE	2 - DATE OF EVENT	3 - NATURAL PEOPLE AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - AGREEMENT WITH SHAREHOLDERS	6 - PREFERRED SHARES WITH VOTING RIGHT
AGE	14/11/2002	5.118	234	YES	NO

7 - PREFERRED SHARES WITH VOTING RIGHT					
8 - DATE OF THE LAST AGREEMENT WITH SHAREHOLDERS 20/12/2001					
SHARES IN THE MARKET					
COMMON		PREFERRED		TOTAL	
9 - QUANTITY (Unit)	10 - Percentile	11 - QUANTITY (Unit)	12 - Percentile	13 - QUANTITY (Unit)	14 - Percentile
0	0,00	0	0,00	0	0,00

03.02 – SHAREHOLDERS' POSITION WITH MORE THAN 5% OF SHARES WITH VOTING RIGHT

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Thousand)	7 - %	8 - PREFERRED SHARES (Thousand)	9 - %	10 - TOTAL OF SHARES (Thousand)	11 - %	12 - NET WORTH COMP.	13 - PART. NO AGREEMENT WITH SHAREHOLDERS	14 - CONTROLLER
01	COMPANHIA IOCHPE	92.753.367-0001/02	BRAZILIAN	SP	420.533	45,64	17.621	1,01	438.154	16,46	24/03/2003	YES	YES
02	BRADESCO PREVIDÊNCIA E SEGUROS S/A		BRAZILIAN	SP	173.470	18,83	129.974	7,47	303.444	11,40	21/03/2002	YES	YES
04	BNDES - PARTICIPAÇÕES S/A – BNDESPAR		BRAZILIAN	RJ	179.138	19,44	904.135	51,96	1.083.273	40,70	24/03/2003	YES	YES
97	AÇÕES EM TESOURARIA				0	0,00	0	0,00	0	0,00			

L8

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - EVENTS REGARDING THE CAPITAL DISTRIBUTION

1 - EVENT BASE	2 - DATE DO EVENT	3 - NATURAL PEOPLE AND LEGAL ENTITIES	4 - INSTITUTIONAL INVESTORS	5 - AGREEMENT WITH SHAREHOLDERS	6 - PREFERRED SHARES WITH VOTING RIGHT
AGE	14/11/2002	5.118	234	YES	NO

7 - PREFERRED SHARES WITH VOTING RIGHT

8 - DATE OF THE LAST AGREEMENT WITH SHAREHOLDERS
20/12/2001

SHARES IN THE MARKET

COMMON		PREFERRED		TOTAL	
9 - QUANTITY (Unit)	10 - Percentile	11 - QUANTITY (Unit)	12 - Percentile	13 - QUANTITY (Unit)	14 - Percentile
0	0,00	0	0,00	0	0,00

03.02 – SHAREHOLDER'S POSITION WITH MORE THAN 5% OF SHARES WITH VOTING RIGHT

1 - ITEM	2 - NAME/COMPANY'S NAME				3 - CPF/CNPJ			4 - NATIONALITY	5 - STATE
6 - COMMON SHARES (Thousand)	7 - %	8 - PREFERRED SHARES (Thousand)	9 - %	10 - TOTAL OF SHARES (Thousand)	11 - %	12 - NET WORTH COMP.	13 - PART. NO AGREEMENT WITH SHAREHOLDERS	14 - CONTROLLER	
98	OTHER								
148.288	16,09	688.455	39,56	836.743					
99	TOTAL								
921.429	100,0	1.740.185	100,0	2.661.614					

L9

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 – DISTRIBUTION OF THE CONTROLLERS' NET WORTH AT THE NATURAL PEOPLE LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE OF NET WORTH COMPOSIITON
01	COMPANHIA IOCHPE	24/03/2003

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES COTAS (Unit)	7 - %	8 - PREFERRED SHARES(Unit)	9 - %	10 – TOTAL SHARES /QUOTAS (Units)	11 - %	12 – NET WORTH COMP.
0101	PETROPINHO PARTICIPAÇÕES S/A	89.525.737-0001/31	BRAZILIAN	RS	285	50,80	0	0,00	285	50,80	30/04/2002
0102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA	92.198.035-0001/03	BRAZILIAN	RS	63	11,23	0	0,00	63	11,23	30/04/2002
0103	INFIPAR PARTICIPAÇÕES LTDA.	87.292.264-0001/44	BRAZILIAN	RS	65	11,59	0	0,00	65	11,59	30/04/2002
0104	ISI PARTICIPAÇÕES S/A	90.573.502.0001/02	BRAZILIAN	RS	63	11,23	0	0,00	63	11,23	30/04/2002
0105	DEGUS PARTICIPAÇÕES LTDA.	31.063.985-0001/28	BRAZILIAN	RS	17	3,03	0	0,00	17	3,03	30/04/2002
0106	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS	22	3,92	0	0,00	22	3,92	
0107	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS	23	4,10	0	0,00	23	4,10	
0108	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS	23	4,10	0	0,00	23	4,10	

L10

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 – DISTRIBUITION OF THE CONTROLLERS' NET WORTH AT NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
01	COMPANHIA IOCHPE	24/03/2003

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES COTAS (Unit)	7 - %	8 - PREFERRED SHARES(Unit)	9 - %	10 – TOTAL SHARES /QUOTAS (Units)	11 - %	12 – NET WORTH COMP.
0199	TOTAL				561	100,0	0	0,00	561	100,0	

L11

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE OF NET WORTH COMP.
0101	PETROPINHO PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE
010101	DEGUS PARTICIPAÇÕES LTDA.	31.063.985-0001/28	BRAZILIAN	RS
010102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	92.198.035-0001/03	BRAZILIAN	RS
010103	INFIPAR PARTICIPAÇÕES LTDA.	87.292.264-0001/44	BRAZILIAN	RS
010104	ISI PARTICIPAÇÕES S/A	90.573.502-0001/02	BRAZILIAN	RS
010199	TOTAL			

L12

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010101	DEGUS PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES/QUOTAS (Units)	11 - %	12 – NWT WORTH COMP.

L13

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ

01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 – TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.

L14

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010103	INFIPAR PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES COTAS (Unit)	7 - %	8 - PREFERRED SHARES(Unit)	9 - %	10 – TOTAL SHARES/QUOTAS (Units)		12 - NET WORTH COMP.

L15

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

(COMPANY'S CHECKING USE ONLY)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010104	ISI PARTICIPAÇÕES S/A	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES COTAS (Unit)	7 - %	8 - PREFERRED SHARES(Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.

L16

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.
010201	IBOTY BROCHMANN IOSCHPE	000.922.820-91	BRAZILIAN	RS	47.276.880	100,0	0	0,00	47.276.880	100,0	
010202	MOACIR KWITKO		BRAZILIAN	RS	2	0,00	0	0,00	2	0,00	
010299	TOTAL				47.276.882	100,0	0	0,00	47.276.882	100,0	

L17

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0103	INFIPAR PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.
010301	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS	10.940.180	99,90	0	0,00	10.940.180	99,90	
010302	DAN IOSCHPE		BRAZILIAN	RS	5.910	0,05	0	0,00	5.910	0,05	
010303	SALOMÃO IOSCHPE	400.517.220-20	BRAZILIAN	RS	5.910	0,05	0	0,00	5.910	0,05	
010399	TOTAL				10.952.000	100,0	0	0,00	10.952.000	100,0	

L18

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0104	ISI PARTICIPAÇÕES S/A	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (UNITS)	11 - %	12 - NET WORTH COMP.
010401	MAURO LITWIN IOCHPE	154.727.520-00	BRAZILIAN	RS	1.681.407	19,30	0	0,00	1.681.407	19,30	
010402	ALINE KOLODNY NEMETZ	554.234.930-72	BRAZILIAN	RS	1.636.407	18,79	0	0,00	1.636.407	18,79	
010403	MIRELA LITVIN IOCHPE WAINSTEIN	411.382.100-30	BRAZILIAN	RS	1.636.407	18,79	0	0,00	1.636.407	18,79	
010404	MATUZALEM IOCHPE	138.092.109-00	BRAZILIAN	RS	1.540.177	17,69	0	0,00	1.540.177	17,69	
010405	MARLENE IOCHPE KOLODNY	147.601.180-04	BRAZILIAN	RS	1.540.178	17,69	0	0,00	1.540.178	17,69	
010406	ABRAHÃO LITVIN IOCHPE	294.310.340-34	BRAZILIAN	RS	674.339	7,74	0	0,00	674.339	7,74	
010499	TOTAL				8.708.915	100,0	0	0,00	8.708.915	100,0	

L19

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0105	DEGUS PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.
010501	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS	349.993	70,00	0	0,00	349.993	70,00	
010502	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS	149.994	30,00	0	0,00	149.994	30,00	
010503	ADEMAR RUIZ BRATZ	069.947.840-53	BRAZILIAN	RS	13	0,00	0	0,00	13	0,00	
010599	TOTAL				500.000	100,0	0	0,00	500.000	100,0	

L20

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
02	BRADESCO PREVIDÊNCIA E SEGUROS S/A	21/03/2002

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.

L21

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - CONTROLLERS' NET WORTH DISTRIBUTION UP TO THE NATURAL PERSON LEVEL

ITEM	2-CONTROLLING COMPANY/INVESTOR	3- DATE DE COMP. CAP. SOCIAL
02	BNDES - PARTICIPAÇÕES S/A - BNDESPAR	24/03/2003

1 - ITEM	2 - NAME/COMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - COMMON SHARES (Unit)	7 - %	8 - PREFERRED SHARES (Unit)	9 - %	10 - TOTAL SHARES/QUOTAS (Units)	11 - %	12 - NET WORTH COMP.

L22

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.01 - JOINT STOCK COMPOSITION

1 - Date of Last Alteration: 19/09/2002

2 - ITEM	3 – TYPE OF SHARES	4 - NOMINATIVE OR BOOK ENTRY STOCKA	5 - FACE VALUE (Thousand)	6 - QTY.OF SHARES (Thousand)	7 – SUBSCRIVED (Thousand Reais)	8 – PAID UP (Thousand Reais)
01	COMMON	NOMINATIVE		921.430	55.897	55.897
02	PREFERRED	NOMINATIVE		1.740.185	105.566	105.566
03	PREFERRED TYPE A					
04	PREFERRED TYPE B					
05	PREFERRED TYPE C					
06	PREFERRED TYPE D					
07	PREFERRED TYPE E					
08	PREFERRED TYPE F					
09	PREFERRED TYPE G					
10	PREFERRED TYPE H					
11	PREFERRED OTHER TYPES					
99	TOTAL			2.661.615	161.463	161.463

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.02 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THES TRÊS ÚLTIMOS ANOS

1-ITEM	2-DATE OF ALTERATION	3-JOINT STOCK VALUE (Thousand Reais)	4- ALTERATION VALUE (Thousand Reais)	5-ALTERATION ORIGIN	6-QTY. OF ISSUED SHARES ISSUED (thousand)	7-ISSUANCE PRICE SHARE (Reais)
01	05/06/2000	177.650	(97.844)	RED. TROHGH COMP. ACCRUED LOSS	0	0,00
02	18/12/2000	161.463	(16.187)	PARTIAL SPLIT	0	0,00

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.04 - AUTHORIZED NET WORTH

1 - QUANTITY (Thousand)	2 - VALUE (Thousand Reais)	3 - DATE OF AUTHORIZATION
300.000	0	18/11/1998

04.05 – AUTHORIZED CAPITAL COMPOSITION

1 - ITEM	2 – TYPE	3 - TYPE	4 - QUANTITY OF SHARES AUTHORIZED FOR ISSUANCE (Thousand)
01	COMMON		100.000
02	PREFERRED		200.000

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - BENEFITS DISTRIBUTES IN THE LAST THREE YEARS

1-ITEM	2-BENEFIT	3-APPROVALOF THE EVEN DISTRIBUTION	4-DATE OF DISTRIBUTIOIN APPROVAL	5-NUMBER OF ACCOUNTING PERIOD	6-NET PROFIT OR LOSS WITHIN THE PERIOD(Thousand Reais)	7-VALUE OF THE BENEFIT PER SHARE	8-TYPE OF SHARES	9-TYPE OF SHARES	10-AMOUNT OF BENEFIT (Thousand Reais)	11-DATE OF PAY START
01	DIVIDEND	RCA	29/11/2000	31/12/2000	13.592	0,0014775500	COMMON		1.361	18/12/2000
02	DIVIDEND	RCA	29/11/2000	31/12/2000	13.592	0,0014775500	PREFERRED		2.639	18/12/2000
03	DIVIDEND	RCA	24/01/2001	31/12/2000	13.592	0,0012936200	COMMON		1.192	12/02/2001
04	DIVIDEND	RCA	24/01/2001	31/12/2000	13.592	0,0012936200	PREFERRED		2.308	12/02/2001
05	DIVIDEND	RCA	03/04/2001	31/12/2000	13.592	0,0002771170	PREFERRED		494	24/04/2001
06	DIVIDEND	RCA	21/03/2002	31/12/2001	24.726	0,0033827030	COMMON		3.117	10/07/2002
07	DIVIDEND	RCA	21/03/2002	31/12/2001	24.726	0,0037209730	PREFERRED		6.635	10/07/2002

L26

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.03 - NETW WORTH STATUTARY DISPOSITION

1-ITEM	2-TYPE OF SHARE	3-TYPE OF SHARE	4-% OF NET WORTH	5-CONVERTIBLE	6-CONVERT INTO	7-VOTING RIGHT	8-TAG ALONG %	9-PRIORITY IN THE CAPITAL REIMBURSEMENT	10-PRÊMIUM	11-TYPE OF DIVIDEND	12-% DIVIDEND	13-R$/AÇÃO	14-CUMMULATIVE	15-PRIORITÁRY	16-CÁLCULATION ON
01	Preferred		65,38			No	0,00	No	No		37,00	0,0000			Adjusted Net Profit
02	Common		34,62			Full	0,00	No	No		37,00	0,0000			Adjusted Net Profit

06.04 – STATUTARY MODIFICATION

1 - DATE OF THE BY-LAWS MODIFICATION	2 – COMPULSORY DIVIDEND (% OF THE PROFIT)
14/11/2002	37,00

L27

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 - ADMINISTRATORS' REMUNERATION AND PARTICIPATION IN THE PROFIT

1- ADMINISTRATORS' PARTICIPATION IN THE PROFIT	2- ADMINISTRATORS' GLOBAL REMUNERATION (Real Thousand)	3 – PERIODICITY
YES	1.138	MONTHLY

07.01 – PARTICIPATIION AND CONTRIBUTIONS IN THE LAST THREE YEARS

1 – FINAL DATE OF THE LAST ACCOUNTING PERIOD: 31/12/2002
2 – FINAL DATE OF THE NEXT TO THE LAST ACCOUNTING PERIOD: 31/12/2001
3 – FINAL DATE OF THE LAST BUT TWO ACCOUNTING PERIOD: 31/12/2000

4 - ITEM	5 - DESCRIPTION PARTICIPATIONS AND CONTRIBUTIONS	6- VALUE OF THE LAST ACCOUNTING PERIOD (Thousand Reais)	7 – VALUE OF THE NEXT TO THE LAST ACCOUNTING PERIOD (Thousand Reais)	8 – VALUE OF THE LAST BUT TWO ACCOUNTING PERIOD (Thousand Reais)
01	BONDHOLDERS' PARTICIPATIONS	0	0	0
02	EMPLOYEES' PARTICIPATION	3.763	2.878	5.732
03	ADMINISTRATORS' PARTICIPATION	0	0	0
04	BENEFICIARY PARTIES' PARTICIPATION	0	0	0
05	ASSISTANCE FUND CONTRIBUTIONS	0	0	0
06	SOCIAL SECURITY FUND CONTRIBUTIONS	0	2.953	0
07	OTHER CONTRIBUTIONS	0	0	0
08	NET PROFIT IN THE ACCOUNTING PERIOD	0	24.726	13.592
09	NET LOSS IN THE ACCOUNTING PERIOD	24.235	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.03 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1-ITEM	2-COMPANY'S NAME	3-CNPJ	4-CLASSIFICATION	5-% PARTICIPATION IN THE INVESTED'S CAPITAL	6-% INVESTE COMPANY'S NET WORTH	7-TYPE OF COMPANY
01	MAXION COMPONENTES AUTOMOTIVOS S/A	00.736.859/001-63	CONTROLLED CLOSED	98,10	17,38	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CONTROLLED CLOSED	99,99	42,96	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
03	AMSTED-MAXION FUND. E EQUIP. FERROV. S/A	01.599.436/0001-01	CONTROLLED CLOSED	50,00	10,99	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
05	IOCHPE HOLDINGS LLC		INVESTED OF THE CONTROLLED/AFFILIATE	100,00	31,14	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 - CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE

1 - ITEM	1
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 – TYPE OF BOND	FLOATING
11 - REMUNERATION CONDITION IN FORCE	JUROS 10% P.Y. + INPC
12 - PREMIUM/DISCOUNT	
13 - FACE VALUE (Reais)	159,81
14 - AMOUNT ISSUED (Thousand Reais)	56.843
15 – QTY. OF ISSUED BONDS (Unit)	220.375
16 - CIRCULATION BOND (Unit)	218.787
17 - TREASURY BOND (Unit)	0
18 - PAID BACK BOND (Unit)	0
19 - CONVERTED BOND (Unit)	1.588
20 - PLACEABLE BOND (Unit)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	01/05/2003

09.01 – BRIEF HISTORY OF THE COMPANY

The Iochpe family started their activities in 1918 in the lumber business in the State of Rio Grande do Sul, having diversified their activities within the industrial sector where they presently concentrate their businesses. The main events occurred since than are bellow:

1978: acquisition Indústria de Máquinas Agrícolas Ideal S/A, producer of harvesters. Sold in 1996.
1978 constitution of Edisa Informática S/A . later, in 1989 Edisa developed into a joint venture with Hewlett-Packard. Sold in 1996.
1982: purchase of 29.2% participation in Riocell S/A, producer of paper and cellulose. Sold in 1996.
1983: Banco Iochpe S/A beginning of operations, divested in January 1998.
1984: acquisition and nationalization of Massy Perkins S/A producer of farm tractors, harvesters and diesel engines. Sold in 1996.
1190: acquisition of FNV – Veiculos e Equipmentos S/A manufacturer of heavy wheels, stringers and chassis cast in sand moulds and graphite molds (railroad wheels). Present controlled: Maxion Componentes Estruturais Ltda. And Amstead Maxion Fund. e Equip. Ferrov. S/A
1994: acquisition of Midland Steel Corporation, producer of chassis, stringers and crosspieces destined to the American market. Sold in 1999.
1994: acquisition of Eluma Autopeças Ltda., changing its name to IM Autopeças Ltda,, producers of manual and electric automobile windows glasses lifters, steering columns, water and oil pumps, supple and other components. Present controlled Maxion Componentes Automotivos S/A
1996: joint venture with Brosol forming Tecmisa – Componentes Automáticos S/a manufacturer of automobile window glass lifters, lockers, knobs, cylinders and folding keys. Present controlled: Maxion Componentes Automotivos S/A .
1996: divesting of production and trading of agricultural machines concentrating their activities exclusively in the automotive parts business.
1197: beginning of activities of Iochpe-Maxion Argentina S/A producing diesel engines in that country.
1997: joint venture with Dana/Parish Heavy Truck Division for producing chassis and components in the US. Sold in 1999.
1997: joint venture with Lemförder-Nacam aiming the production of steering columns in Maxion Lemforder Ltda. (presently Maxion Nacam Ltda.)
1997: constitution of 4 companies that started operating in the prior business divisions:

- Maxion Componentes Industriais Ltda.
- Maxion Fundição e Equipamentos Ferroviários Ltda.
- Maxion Motores Ltda. presently Maxion International Motors S/A) – sold in 2000.
- Tecmisa Componentes Automotivos S/A (presently Maxion Componentes Automotivos S/A)

1998: conclusion of corporate social and financing restructuring with capitalization and admission of new partners sharing the Corporate controlling (Bradesco and BNDEPAR Groups)
1999: Sale of 50% of Maxion Motores Ltda. To Navistar Transportation Corporation forming Maxion International Motores S/A
1999: Sale of the totality of participation of Iochpe-Maxion USA Inc. (100% Iochpe-Maxion S/A controlled) owned in Iochpe-Maxion Ohio Inc. company manufacturer of chassis for the American market.

09.01 – BRIEF HISTORY OF THE COMPANY

2000: Sale of 50% of Maxion Fundição e Equipamentos Ferroviários S/A to Amstead Industries forming the Amstead-Maxion Fundição e Equipamentos Ferroviários S/A
2000: Split of assets not related to automotive parts and railroad equipment activities and transfer of those assets to a new corporation Refrupar Participações Ltda.
2001: Sale of the remaining 50% of Maxion International Motores S/A to Navistar Transportation Company.
2002: Maxion Componentes Automotivos S/A corporation controlled by Iochpe-Maxion S/A, concludes the purchase related to the production of parking brakes handles, jacks and pedal settings for automobiles to Batz do Brasil Ltda.
2002: Maxion Componentes Estruturais Ltda., controlled by Iochpe-Maxion S/A concludes the purchase of assets related to the production of steel wheels for agricultural machines and off road vehicles from Borlem S/A Empreendimentos Industriais.
2002: Sale of total participation in Maxion Nacan Ltda. To ZF Sistemas de Direção Ltda.,

09.01 – BRIEF HISTORY OF THE COMPANY

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

In 2002 Iochpe-Maxion made significant progress towards the growth of its businesses, without jeopardizing the capital structure achieved with the restructuring of the 1998 to 2001 period. The base of this growth were the acquisition of businesses with high operational synergy, the conquer of new contracts in the internal market and the maintenance of value in the exports in foreign currency, even considering the strong decline of the Argentinean market.

The acquisition of new businesses in 2002 were concentrated in the line of agricultural wheels and off road of Maxion Componentes Estruturais and in the levers, jacks and pedal sets for passenger automobiles on Maxion Componentes Automotivos, totaling R$24.8 million. The two lines started their operations in the second quarter of the year and contributed with R$23.5 million in net sales up to the end of 2002. On the other hand Iochpe-Maxion conveyed in the month of September its participation in Maxion Nacam, that represented about 4% of the total consolidate sales.

The contracts won in the internal market will represent additional annual sales of about R$130 million starting in 2003. In Maxion Componentes Automotivos stand out the supplying of automobile window glass lifter for the new Ford Fiesta already started in 2002 and the set of key, knob and cylinder of new technology for the Volkswagen Gol to start in 2003. In Maxion Componentes Estruturais stands out the contract for furnishing light stamped parts to Daimler-Chrysler to start in 2003 that configures the entrance in this new market segment. In Amstead-Maxion it stands out the obtainment of a contract for delivering wagons for Compendia Vale do Rio Doe , representing in the consolidate sales of Iochpe-Maxion, approximately R$90 million to be delivered during 2003.

In the external market the new contracts will generate additional annual sales starting in 2003, of approximately US$4.3 million, with prominence for the growth of highway wheels export by Maxion Componentes Estruturais for the North American market of busses and trucks.

Market

The year of 2002 was marked by the delay due to macroeconomic effects resulting from the elections, change in government and the world recession.

On the automotive parts sector the Brazilian production of vehicles dropped 2,0% in comparison to the prior year reaching the mark of 1,775,145 units. From this total the production of 1,504,548 automobiles represented a growth of 0.6% in comparison to the prior year. Light commercial vehicles reached the mark of 179,541 units, with a reduction of 16.8%, trucks reached 68,378 units, a drop of 11.6% a finally the bus segment with a production of 22,678 units dropped 3.0% always in comparison to the prior year. At year-end the Brazilian Production of Vehicles showed a recuperation, surpassing the prior quarter in 24.8% the production of the same period in 2001.

In the railroad market the Brazilian market of wagons fell back 59.0%, the railroad wheels had an increase of 4.4% and the railroad and industrial casts increased by 31.2%, all in comparison to the last year. This weak demand of the local market was compensated by the good performance of the exports that reached in 2002 37.1% of our sales in this sector against 16.6% in 2001. At the end of the year the sector returned to a strong growth in Brazil stimulated by large orders of Companhia Vale do Rio Doce.

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

In 2002 Iochpe-Maxion exported a total of R$74.6 million, an increase of 56.0%over the prior year. This increase was influenced positively by the exchange rate variation a by the increase of railroad casts exportations and negatively by the reduction in the Argentinean market and the volume of chassis exported to the North American market. In US Dollars the exportation reached US$24.3 million surpassing in 1.3% the 2001 performance.

NET SALES – JANUARY THROUGH DECEMBER – R$ million

The consolidated net sales presented an increase of 10.0% compared to the prior year. The chart bellow presents the net sales by company and consolidated.

Empresas	Business	2002	2001	Var. 02/01 (%)
Maxion Componentes Estruturais	Wheels and Frames	240,7	207,5	16,0%
Maxion Componentes Automotivos	Automotive Components	98,1	93,6	4,8%
Maxion Nacam (*)	Automotive Components	12,2	17,9	(31,8%)
Amsted-Maxion Fund. e Equip. Ferrov.	Railway Equipment	120,4	109,5	10,0%
(-) Consolidation Adjustment		(60,2)	(54,8)	
Iochpe-Maxion - Consolidated		411,2	373,7	10,0%

(*) Iochpe-Maxion has disposed of its participation in the Maxion Nacam in September 2002

CONTROLLED CORPORATIONS AND JOINT VENTURES

Iochpe-Maxion is a holding of companies acting in the sectors of automotive parts and railroad equipment.

In September 2002 the enterprise conclude the sale of the totality of its participation in Maxion Nacan Ltda. Producer o steering columns, to ZF Sistemas de Direção Ltda. by the symbolic amount of R$1. This conveyance completes the portfolio administration strategy of Iochpe-Maxion aiming to remain in businesses that have larger growing potential and that reach a better operational performance. The transaction generated a non-operating profit of R$9.9 million, due to the accrual reversal, that the Maxion Nacam negative shareholder's equity reflected.

Bellow we present a chart of the relevant social participation after this event:

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

IOCHPE-MAXION S.A.

Maxion Componentes Estruturais Ltda. 99,9%

Maxion Componentes Automotivos S.A 98,1%

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. 50,0%

Maxion Componentes Industriais Ltda.
In Maxion Componentes Estruturais, an enterprise producing wheels and chassis for trucks, busses, light commercial vehicles and tractors the year was characterized by a fall in the internal market compensated by the new businesses and by exportation. The sales in 2002 reached R$240.7 million, a growth of 16.0% over the prior year. On the same period the busses, trucks a light commercial vehicles production decreased respectively 3.0%, 11.6% and 16.8% always when compared to 2001. In return the agricultural machines production increased 17.3% in comparison to the prior year. The acquisition of Borlem's assets referring to the production of agricultural and off road wheels generated sales of R$16.7 million in 2002.

The exports reached the amount of R$52.1 million, representing 21.7% of the controlled enterprise total sales and an increase of 19.6% over the prior year. In US Dollars the exportation reached US$17.2 million presenting a reduction of 13.5% in comparison to 2001 performance, due to as strong reduction of wheels exportations to the Argentinean market and a volume reduction of chassis exported to the North American market.

The chassis segment presented sales of R$1275.1 million in 2002. An increase of 2.3% over 2001, while the wheels segment presented sales of R$113.6 million 99.9% 98.1% 50.0%

Maxion Componentes Estruturais detains a leadership in all actuation segments e its main customers are Daimler-Chrysler, Dana, Ford, General Motors, Magna (Canada), Scania, Volkswagen, Volvo and Workhorse (USA).

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

Maxion Componentes Automotivos is a manufacturer of automobile window glass lifter, lockers, parking brake levers, supple, straps, knobs, keys and cylinders, pedal sets, water and oil pumps and jacks, mainly for passenger vehicles. The glass lifters are responsible for 45.3% of the company sales. The company is market leader in this segment with 41% market share of the Brazilian market as well as in the parking brake levers segment from which it holds 42% of the market. Its main clients are Fiat, Ford, General Motors and Volkswagen.

The Brazilian automobile and light commercial vehicles production, main market of Maxion Componentes Automotivos showed a reduction of 1.6% in comparison to the prior year. The year started with weak demand for this segment, with a recuperation towards the last quarter of the year The sales of R$98.1 million during 2002 represented an increase of 4.8?% over 2001. The main factor for this increase was the acquisition of the parking brake levers line, set of pedals and jacks from Batz Brasil S/A that generated sales of R$6.8 million starting April 2002.

Amstead-Maxion Fundição e Equipamentos Ferroviários S/A

Amstead-Maxion Fundição e Equipamentos Ferroviários, a leading company in the railroad wagons, wheels and casts is a joint venture o Iochpe-Maxion with Amstead Industries, American Corporation world leader in the production of railroad casts. In 2002 Amstead-Maxion realized sales onfR$120.4 million and had as customers ALL, Amstead, Caterpillar, Companhia Vale do Rio Doce, Ferronorte, Ferrovia Centro Atlantica and MRS.

The year of 2002 was marked by the social reorganization of the Brazilian Railroad Sector negatively influencing the demand of railroad equipment. To face this scenario Amstead-
Maxion promoted the increase of their export contracts of railroad and industrial casts that was responsible for 37.1% of the net sales in 2002, compared to 16.6% in 2001. The exports totaled R$44.7 million representing an increase of 145.6% in comparison to 2001. In US Dollars this increase was of 76.9%.

At year end the sector prevented a strong recovery with the signing of new contracts totaling R$205.4 million specially the contract to furnish railroad wagons to Companhia Vale do Rio Doce (CVRD).

Financial Comment

Aiming at a better understanding of the Iochpe-Maxion comparative annual results, the following chart presents besides the actual results, a year 2000 pro forma result considering the exclusion of the results in consequence of the businesses sold or split in that

year and in January 2001: 50% remaining from Maxion International Motors, IISA Fruticultura e Reflorestamento and 50% of Amstead Maxion Fundição e Equipamentos Ferroviários.

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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

R$ million	2002	2001	2000	
			PrO-Forma	Real
Consolidated net sales	411,2	373,7	353,7	624,0
Net income	90,0	80,1	71,5	115,7
% Net sales	21,9%	21,4%	20,2%	18,5%
Oper. Income Before financial discounts (EBIT)	40,1	27,1	23,9	46,3
% Net sales	9,8%	7,3%	6,8%	7,4%
Net financial expenses	(40,4)	(29,4)		(46,7)
Net exchange variation	(14,0)	(11,8)		(9,5)
Operation income	(14,3)	(14,1)		(9,9)
Adjustment of the previous accounting period in controlled company				(6,6)
Non-operational income	6,4	67,6		35,0
Extraordinary income				7,1
Income before Income Tax/Social Costs and Participations	(7,9)	53,5		25,6
Income Tax/Social Costs and participations	(16,3)	(28,8)		(12,0)
Net income	(24,2)	24,7		13,6
EBITDA	72,6	57,9	53,0	88,7
% Net sales	17,7%	15,5%	15,0%	14,2%
Net bank indebtedness	105,7	65,1		194,8
Net indebt relationship/EBITDA	1,5x	1,1x		2,2x

The operational performance before the financial expenses in 2002 was better than the one registered in the prior year, due to the 10% growth in net sales and the maintenance of the operating margins in the same levels of 2001, even with the cost pressures due to exchange devaluation and the resulting inflation and the reversal of accruals from extinguished legal processes.

The operating result (EBIT) reached R$40.1 million, an increase of 48.0% over the prior year, representing 9.8% over the net sales (7.3% in 2001). Gross Cash Generation (EBTIDA) showed an increase of 25.4% over the prior year, reaching R$72.6 million or 17.7% of net sale (15.5% in 2001).

The net result was a loss of R$24.2 million, influenced by the financial expenses, expenses related to the exchange variation an Income Taxes expenses and Social Contribution resulting from temporary differences and the reversal of fiscal credits that reached R$17.5 million. It is important to mention that 93% of this expense of Income Tax and Social Contribution in 2002 did not represent effective disbursement.

The Corporation investments generate a disbursement of R$37.0 million in 2002, strongly influenced by the acquisition of new businesses, that was responsible for R$20.3 million. The new products development and the modernization of the industrial facilities reached R$16.7 million in 2002, bellow the R$18.8 million disbursed in 2001.

09.02 – ACTUATION INDUSTRY CHARACTERISTICS

Liquidity and Level of Debt

The net consolidated debt level of R$65.1 million in December 2001 moved to R$105.7 million at the end of 2002, due to the investments realized, to the negative impact of the exchange variation incurred during the year and to the payment of R$9.8 million if dividends related to the 2001 fiscal year disbursed in July 2002.

At the end of 2002, Iochpe-Maxion net exchange exposure, considering all the Assets and Liabilities in foreign currency reached an active position of US$ 4.5 million.

The consolidated financial availability at end of December 2002, reached R$ 27.9 million being R$19.8 million short term and R$8.1 million applied in long term financial assets. The consolidated gross bank debt reached on the same date the amount of R$ 133.6 million, being R$ 82.1 million short term and R$ 51.5 million registered on long term.

It is worth mentioning that in November 2002 Iochpe-Maxion totally settled, on due time and using its financial availability its issue of Eurobonus in an amount of US$50 million substantially reducing its gross debt, as well as the financial availability.

Capital Market

746 businesses were done with Iochpe-Maxion stock in the São Paulo Stock Exchange (BOVESPA) during 2002, reaching the volume of approximately 238.3 million of shares , or a financial volume of R$6.5 million. The preferred shares of Iochpe-Maxion ended the year at R$25,00 for a batch of thousand and the patrimonial value as of December 31, 2002 was R$ 58,85 for a batch of thousand.

In an Extraordinary Shareholder's Meeting realized on September 19, 2002 the shareholder's approved the canceling of 48.400.000 preferred shares that represented the total of shares kept in treasury, passing the social capital to be divided in 2.661.615.270 shares being 951.429.894 ordinary shares and 1.740.185.376 preferred shares.

The Iochpe-Maxion site of relations with investors www.iochpe-maxion.com.br contains complete information about the Company, including, among Other, financial reports, presentations and releases.

Complying with Instruction no. 381 Mobile Values Commission (SEC) we inform that the 2002 Fiscal Year Iochpe-Marion and its controlled companies, contracted a tax and fiscal consulting amounting to R$ 41.400 with Price Waterhouse Coopers Independent Auditors. This amount represents approximately 16% of the external auditors fees. Discussing with its external auditors, Iochpe-Marion conclude that these services rendered did not affect the auditor's independence due to the definition of the scope and procedures executed. Iochpe-Maxion adopts as policy to fulfill the regulations that define the restrictions to independent auditors services.

The Administration

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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.03 – BUSINESS SEAON PERIODS

For all products
Major sales concentration between March and November of each year.

09.03 – BUSINESS SEAON PERIODS

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME
01193-2	IOCHPE-MAXION SA

01.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 – MAIN PRODUCTS AND/OR SERVICES
01	STRUCTURAL COMPONENTS – WHEETS AND FRAME
02	AUTOMOTIVE COMPONENTS – GLASS LIFTS AND HANDLES
03	FOUNDRY AND RAILWAY EQUIPMENT
04	DRIVING COLUMNS

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME
01193-2	IOCHPE-MAXION SA

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1-ITEM	2-RAW MATERIAL	3-IMPORTS	4-IMPORT VALUE (Thousand Reais)	5-AVAILABLE LOCAL MARKET	6-AVAILABLE EXTERNAL MARKET	7-NAME OF SUPPLIER
01	Spools for steel plate	NO	0	YES	YES	C.S.N.
02	Spools for steel plate	NO	0	YES	YES	USIMINAS
03	Imported goods	YES	14.884	NO	YES	Mabuchi, Gammastamo, Alpes, B
04	Electrical engines	NO	0	YES	YES	Boschi, Cebi
05	Paints and Solvents	NO	0	YES	YES	PPG Ind. do Brasil Ltda.

06	Plastic Components	NO	0	YES	YES	Dystray, Nicols, Plástico Mineiro,
07	Jenelo Support	NO	0	YES	YES	SIFCO
09	Steel scrap	NO	0	YES	YES	Maxion Componentes Estruturais
10	Defender chassis kit	YES	2.077	NO	YES	GKN Autos Tructures

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01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME
01193-2	IOCHPE-MAXION SA

10.03- CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

1 - ITEM	2 - ITEM	3 – PRODUCT NAME/CLIENT NAME
001		CHASSIS AND WHEELS
001	001	EXPORT
001	002	VOLKSWAGEM
001	004	DAIMLER CHRYSLER
001	005	AGRICULTURAL MACHINERY
001	006	GENERAL MOTORS
001	007	REPLACEMENT
001	008	OTHER
002		AUTOMOTIVE COMPONENTS
002	001	FIAT DO BRASIL
002	002	VOLKSWAGEM DO BRASIL
002	003	GENERAL MOTORS
002	004	FORD
002	005	REPLACEMENT
002	006	OTHER
003		RAILWAY EQUIPMENT
003	001	EXPORTS
003	002	CIA VALE DO RIO DOCE
003	003	CATERPILLAR
003	004	BRASIL FERROVIAS
003	005	OTHER
004		DIRECTION COLUMNS
004	001	FIAT DO BRASIL
004	002	GENERAL MOTORS
004	003	OTHER

11.01 – PRODUCTION PROCESS

CHASSIS

The steel plates are initially cut then pressed in each products' own line.

The struts and crossbeams are welded or assembled.

Painting: Through the E-Coat process, receiving anti rusting treatment.

WHEELS

The plates are cut and pressed.

The components are welded and molded.

Painting: Through the E-Coat process, receiving anti rusting treatment.

AUTOMOTIVE COMPONENTS

The various steel components are cut and molded.

Painting: by the immersion process

11.01 – PRODUCTION PROCESS

11.02 – SALES, DISTRIBUTION MARKETS AND EXPORT PROCESSES

WHEELS

Original equipment – Direct negotiations with buses and truck factories and the highway equipments factories.

Replacement – through commissioned autonomist representatives, covering the whole national territory.

CHASSIS, STRUTS AND CROSSBEAMS

Negotiation through own sales team and sales representatives defined by the company.

WAGONS

Direct Negotiation with clients, without brokers.

CAST STEEL PARTS

In the São Paulo region, the sales are carried out directly by the company, for the other regions, the sales are done through autonomist commissioned representatives, according to the region.

AUTOMOTIVE COMPONENTS

Through a specific sales departments to serve the factories and distributors.

DISTRIBUTION

WHEELS, CHASSIS, STRUTS AND CROSSBEAMS

The deliveries are done directly by the company to the clients, except for replacements, for which the freight from São Paulo to its destination is the buyer's responsibility.

WAGONS, HIGHWAY EQUIPMENTS AND CAST STEEL PARTS

The deliveries are done in the factory itself, except for the external market, in which the distribution is done through distributing agents in various countries.

AUTOMOTIVE COMPONENTS
Direct sales to factories.

MARKET

WHEELS

Buses and trucks factories, highway equipments factories, wholesalers, auto parts shops.

HIGHWAY EQUIPMENTS

Highway equipments factories.

CHASSIS, STRUTS AND CROSSBEAMS

Buses and trucks factories.

CAST STEEL PARTS

Factories and users of wagons, trucks, tractors, mechanical shovels and equipments.
Railway transportation companies, state companies and companies with private fleets, private state companies.

AUTOMOTIVE COMPONENTS
Passenger automobile factories and other vehicles in general.

EXPORTS

The company exported in 2003 the sum of US$ 33.4 million

% of revenue:	1998	=17.3%
	2004	=21.5%
	2005	=23.0%
	2006	=14.6%
	2007	=18.1%
	2008	=14.9%

11.02 – SALES, DISTRIBUTION MARKETS AND EXPORT PROCESSES

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

4- Chassis and structural components

Maxion Structural Components holds around 71% If the Brazilian truck chassis market, buses and pick ups, having as competitors Dana Corporation and the factories themselves.

5- Heavy wheels

Maxion Structural Components participates with 53% of the national market of heavy wheels, for trucks, buses and tractors, having as competitors Borlem – Equipamentos Industriais S.A. (Borlem Industrial Equipments) and imports.

6- Industrial and Railway Cast Materials

Wagons – 83% (Imports / CCC / Ttrans)
Railway wheels – 40% (Competitor: Mafersa)
Railway Cast Materials – 80% (Competitor: Cruzaço, Lider and Sidesa)
Industrial Cast Materials – 60% (Competitor: Altona)

4 – Automotive Components
Glass raisers – 43% (Competitors: Iramec, Meritor, Brose, Lames, Grinfa, Carto and Magna)
Locks – 10% (Competitors: Valeo, KieKert, Magna and Meritor)
Handles, keys and cylinders – 9% (Competitors: Edscha, Polone, Ficosa, Metalúrgica Jardim, Zanetini Bravosi, Iman and Sofedit)

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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

11.03 – POSITIONING IN THE COMPETITIVE PROCESS

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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

12.01 – MAIN PATENTS, COMMERCIAL BRANDS AND FRANCHISES

The Company has mutual with its controlled companies at the normal rates of the market.

The Company has mutual with its controlled company paid at the normal rate of the market.

The Company has its controlling company abroad Iochpe-Maxion USA, INC, commissions on the imports at the usual rate for the referred operations.

The Company purchases and sells goods to and from the controlled Iochpe-Maxion Argentina S..A. and Tecmisa Componentes Automotivos S.A. in normal conditions of market for similar operations.

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01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME
01193-2	IOCHPE-MAXION SA

13.01- PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE						3 – ENDEREÇO	
4 – MUNICÍPIO	5 - STATE	6 – TOTAL AREAL (THOUSAND M²)	7 – BUILT AREA (THOUSAD M²)	8 -AGE (YEARS)	9 - INSURANCE		10 - MORTGAGE	11- RENTED FROM PARTIES
14 – OBSERVAÇÃO								

01	FACTORY						R. DR. OTHON BARCELOS, 83	
CRUZEIRO	SP	543.000	98.300	54	YES		YES	

02	FACTORY						AV. JOÃO CESAR OLIEIRA, 4205	
CONTAGEM	MG	75.000	14.000	19	YES		YES	

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14.01 – CORPORATION FORECAST AND/OR INCOMES

BYLAWS IOCHPE MAXION S.A.

CHAPTER I

NAME, HEAD OFFICE, OBJECTIVE AND DURATION

Art. 1st – IOCHPE-MAXION S/A is a corporation that is conducted by the present by laws and by the pertaining norms.

Art. 2nd – The corporation is headquartered and has forum in the Municipality of São Paulo, State of São Paulo and can create and extinguish branches and other establishments, in the country and abroad.

Art. 3rd - The Company objectives are:
a) – manufacturing, machining, assembling, distribution or sale of any types of engines, vehicles, agricultural and industrial tractors, agricultural machines and implements, highway machines and self propelled harvesters, as well as any appliance, spare instruments and accessories of them, equipment with or without engine, components for the metallurgic, railroads and highway industries, tools, tooling, storage boxes and other connected products used in the industrial production, as well as the foundry, enamelling, tin-coating, plastic, metallurgic, mechanics in all its applications and forms, as well as the trade, processing, export, import as distribution of products pertinent to the industry;

b) – raw material and intermediary products for the manufacturing of finished goods related to the corporate objective, destined to trading;

c) – technical assistance service rendering to other companies in the same industry;

d) – technical assistance, service renting, trading intermediate on own or third parties account, commission or consignment related to the social objective;

L 55

14.01 – CORPORATION FORECAST AND/OR INCOMES

e) – rental of goods belonging to its fixed asset;

f) – participation in other corporations national or foreign as partner, quotaholder or shareholder;

g) - representation of other corporations, national or foreign, on own or third parties account, in connection to objective mentioned;

h) – implementation and maintenance of training centers for the usage of its products; e,

i) - development of experimental cultures in rural areas own or belonging to third parties.

Art. 4th – The Corporation duration is undetermined.

CHAPTER II

CAPITAL AND SHARES

Art. 5th – The social capital is R$259,196,121,38 divided into 1,294,593,478 nominative shares without nominal value, being 556,190,554 ordinary and 728,403,124 preferred.

Art. 6th – The Corporation is authorized to raise its social capital independently of by laws reform, up to the limit of more 473,364,170 shares, being 90,820,682 ordinary and 382,543,488 preferred, with the same characteristics as the preferred shares than existing.

First Paragraph - The issuing (of shares) within the limits of the authorized capital will be effective by deliberation of the Board of Directors which will decide the quantity of shares issued, the issuing timeframe and integration conditions, as well as the remaining forms and procedures referring to each issuing.

Second Paragraph - The Corporation will be allowed, within the limit of authorized capital and, in accordance with the plan approved by the Stockholders General Meeting, to grants option for acquiring shares to its administrators, employees or natural persons rendering services to the Corporation, in accordance to the 3° paragraph of art 168 of Law 6404/76.

14.01 – CORPORATION FORECAST AND/OR INCOMES

Third Paragraph – The Company also will be allowed to issue subscription bonus observing the limit of authorized capital, through deliberation of the Board of Directors.

Art. 7th Each ordinary registered share will grant the right to 1 (one) vote in the Stockholders Meetings Resolutions. The preferred shares do not have voting rights, having as an advantage the priority in the capital reimbursement, without premium, in the proportion of their participation in the social capital, in case of a possible liquidation of the Corporation.

First Paragraph - The preferred shares will have a preference in the distributed income, as well as participation in the capital increases resulting from monetary correction and capitalization of reserves and income, in equal conditions with the ordinary shares.

Second Paragraph – The Company is authorized through resolution of the General Meeting to create new classes of preferred shares more favored than the ones mentioned in the 1st paragraph of this article, being observed regarding the shares without the voting right the limit established on 2nd paragraph of article 15th of Law no. 6.404 of 12/15/76.

Third Paragraph - The Company capital increases can comprehend ordinary shares or preferred shares, of one or more classes, or only one type or class, without keeping proportion between the shares of each species or class, being observed regarding the preferred without voting right the maximum legal limit.

Fourth Paragraph - The shares will have the scriptural form and will be kept in deposit accounts in the name of the owners, in the authorized financial institution designated by the Company without issuing certificates.

Art. 8th – The stockholders in the proportion of the shares owned will have the right of preference for subscription of new shares and/or mobile values convertible into stock, except what is disposed in paragraph 2nd of this article.

First Paragraph - The time frame for exercising the right of preference will be of 30 (thirty) days, counted from the publication date of the mint authorizing the respective increase of competent notice. The organ authorizing the isle can increase the mentioned period until the double.

Second Paragraph - In any stock issuing, debentures or beneficiary parts convertible into stock and subscription bonus, which placement

through sales in Stock Market public subscription, or exchange for stock, in public offer for control acquisition, in the legal terms, could be excluded, by decision of the competent organ for the respective issue, the right of preference of the prior stockholders.

Art. 9th - In the capital increases through stock subscription or conversion of these into titles, the Stockholders Assembly or the Board of Directors, according to the case, can establish that dividends calculated "pro rata tempore" be attributed to the new capital, since the interested parties be advised in advance.

Art. 10th - The stock depositary financial institution can charge the cost for the service of transferring the stocks property taking into consideration the maximum limits determined the Movable Values Commission (CVM) [Stock Exchange Commission).

Art. 11th - The Company can convert scriptural stock into any other form legally accepted.

Art, 12th - The new stock resulting form capital increase, will be issued and placed at the stockholders disposals within the timeframe of 60 (sixty) days from the issue record approval date by the Movable Values Commission (CVM).

CHAPTER III

STOCK HOLDERS GENERAL MEETING

Art. 13th - The Stockholders General Meeting with competence described in law will meet ordinarily within the four months following the fiscal year end, and extraordinarily every time that the social interests so demand.

Art. 14th - The Stockholders General Meeting will be called by the Board of Directors, or, in its absence, by the persons foreseen by law, being their work installed and directed by the Chairman of the Board of Directors and in absence of this, or, in absence of both, by president and secretary chosen by stockholders present.

Art. 15th - Only will be allowed to participate in the General Meeting the stockholders with shares registered in their names until the given assembly date, in the competent book.

14.01 – CORPORATION FORECAST AND/OR INCOMES

Sole Paragraph - The stockholder could be represented in the General Meeting by attorney named within the period of 1 (one) year that is stockholder administrator or lawyer of the Company.

Art. 16th - The Company can demand within the period defined by convoking announcement, the delivery of the power of attorney in the company headquarters under the penalty of the attorney not being authorized to exercise the mandate. It could also suspend, for the same period, being the legal limitations obeyed, suspend the stock transfers, conversions and unfolding.

CHAPTER IV
ADMINISTRATION

SECTION I – GENERAL PART

Art. 17th - The Administration of the Company is responsibility of the Board of Directors and the Board of Directors which members will be elected for a mandate of one year, being allowed the reelection.

First Paragraph – The investiture of each of the members of the Board of Directors and Board of Directors elected will be done though a term registered in the respective organ meeting Minute Book, and will be totally entitled to the full exercise of their functions until the investiture of the new elected.

Second Paragraph - It competes to the General Meeting to determine the Board Members and Board of Directors remuneration. The remuneration could be voted in individual allotment, for each member, or in total allotment, being in that case responsibility of the Board of Directors to decide about the distribution.

Third Paragraph - The administrators will receive, besides the remuneration mentioned in the prior paragraph, the income participation mentioned in article 36.

SECTION II – BOARD OF DIRECTORS

Art. 18th – The Board of Directors will be composed from 3 (three) to 15 (fifteen) members, being allowed substitutes, all elected by the General Meeting among the Company's stockholders.

Sole Paragraph - The Chairman and the Vice-Chairman of the Board of Directors will be elected among the members.

14.01 – CORPORATION FORECAST AND/OR INCOMES

Art. 19th - It is allowed to any member of the Board to make specific indication of another member of the board to replace her/him in her/his temporary absences or impediment.

Sole Paragraph - In case of vacancy the substitute, if existing, will be invested, if not the General Meeting will be convoked, for within 30 (thirty) days, elect the titular to fulfill the remaining of the mandate.

Art. 20th - The Board of Directors will meet when called by its Chairman or by tow members of the board in conjunct.

1st Paragraph - The meetings will be convoked through written communication, with 3 (three) days minimum anticipation, containing place, date and schedule, except in cases of proved urgency when the period can be reduced.

2nd Paragraph - All the meeting with presence of all members will be considered regulars, independently of any pertaining formalities or since all declare their agreement in dispensing them.

3rd Paragraph - In order that the Board of Directors meetings can be installed and deliberate with validity, it will be necessary the presence of the majority of its members in exercise, being considered present the one, that in the occasion is represented by her/his substitute or that has sent here/his vote in writing.

4th Paragraph - The resolutions will be taken by simple majority of votes and be included in the minutes recorded in the adequate book.

5th Paragraph – It competes to the Chairmen of the Board, and, in her/his absence or impediment the Vice Chairman:

a - To chair the organ meetings;

b - To supervise the organ administrative services;

c - To represent the organ in cases of section "g" of art. 21st.

Art. 21st – It competes to the Board of Directors:

a - To determine the Company general business orientation and follow up its development, orienting, where applicable, the Board of Directors administration;

14.01 – CORPORATION FORECAST AND/OR INCOMES

b - To approve yearly multi annual operation and investment budgets;

c - Establish the Society administrative structure, and approve its bylaws;

d - To elect and dismiss Corporate Directors determining their respective assignments

e - To determine and distribute within the limits established by the Ordinary General Meeting the administrators remuneration ' when voted in global allotment, as well as the employees participation;

f - To establish social welfare and benefit plans for the company employees and administrators;

g - To call the Ordinary and Extraordinary General Assemblies, in the cases described in the law or when considered convenient;

h - To express opinion about the administration report and the financial reports and the Board of Directors accounts;

i - To deliberate "ad referendum" of the General Meeting, about the dividends payment, including the interim dividends;

j - To express opinion about directing to the General Meeting proposals initiated by the Board of Directors;

k To choose and destitute independent auditors;

l - To authorize the acquisition of stock issued by the Company for canceling or remaining in the treasury or later alienation;

m - To arrogate for its decision any subject that consider important to the orientation of the Company businesses, respected the General Meeting competence;

n - To authorize the constitution, fusion, incorporation, split and extinction of allied or controlled societies;

o - To authorize the celebration of agreements, acts or contracts between the Company and its associates and connect persons;

p – To authorize the Company to participate in other societies, as well as sell or promise to sell participation in other societies;

q - To authorize operations involving sale, encumbrance, license or usage of trade marks, patents and technology;

r - To authorize the sale of goods belonging to the fixed assets, the constitution of real burden and offer guarantees to third parties obligations, as well as acts and contracts, every time that the value, in any of the cases listed in this paragraph exceeds the limits eventually fixed by the Board itself in the meeting the every year elects the Board of Directors;

s - To deliberate about the omissive cases as well about any other subjects provided for in this Bylaw.

t - To decide about the formulation of Company policies referring to the Stock Preaches Option Plan;

First Paragraph – It is also competence of the Board of Directors to determine the Company orientation in the societies that it participates and establish the vote content to be carried out by the Company or persons indicated regarding the election and destitution of administrators, to the bylaws or social contracts alteration of the mentioned companies, as well as the matters listed in the head of this article, paragraphs "i", "k", "l", "n", "o", "p", "r" and "t" still in what regards to Societies.

Second Paragraph – The Board of Directors can subdivide itself into Committees which number, composition attributions that organ will provide.

SECTION III – THE BOARD OF DIRECTORS

Art. 22nd – The Board of Directors will be composed minimally of 10 (ten), up to maximum of 25 (twenty five) Directors, stockholders or not, all resident in the Country, divided in the following levels: one Director President, up to 5 General Directors; up to 7 Corporate Directors; and up to 12 Operations Superintendents Directors.

Sole Paragraph - The relation among the Directors will be established by the Board of Directors through a Bylaw.

Art. 23rd - It competes to the Directors, in the form provided in this Bylaw, to represent the Company, actively and passively, in court or out of it, as well as the administration of the trade in general and the practice of all the administrative and disposition acts,

needed or convenient to the accomplishment of the social objective, including celebrating acts and contracts of any nature or purpose, even for the acquisition, sale or burdening of fixed assets goods, to constitute real burden and give guarantees to the obligations of third parties observed specially the precepts and limits of articles 21st and 25th of this Bylaw.

Art. 24th - Besides the attributions given by this Bylaw or by the Board of Directors, it competes:

I to the Director President:

a - To call and preside the Board of Directors meetings;

b - To submit to the Board of Directors the Annual and Multi annual Plans, as well as the financial reports described by law that depend of her/his appreciation or deliberation;

c - To propose to the Board of Directors modifications in the Bylaw.

II to the General Directors, Corporate Directors and Operations Superintendents Directors

a - To carry out the activities indicated by the Director President;

b - To practice the administrative acts included in the Bylaw, approved by the Board of Directors;

Art. 25th - With the exceptions foreseen in this Bylaw, any act or contract that imply in Company responsibility or obligation before third parties or the exoneration of these before it, will be mandatory signed:

a - By the Director President;

b - By 2 (two) General Directors together;

c - By 1 (one) General Director in conjunction with 1 (one) Corporation Director, indicated by the Director President;

d - By 2 (two) Corporation Directors, together indicated by the Board;

e - By 1 (one) Corporation Director with 1 (one) Operations Superintendent Director as determined by the Board of Directors Bylaw.

14.01 – CORPORATION FORECAST AND/OR INCOMES

f - By 1 (one) Operations Superintendent Director always with one attorney with special powers.

First paragraph - The company could be represented by 1 (one) Director:

a - Before federal, state, municipal public bureaus, autarchies, public or mixed enterprises;

b - When dealing with receiving or giving acquittal of amounts or values due to the Company;

c - Sign correspondences and acts of simples routine;

d - To endorse titles for collection or deposit in name of the Company;

e - For giving testimony in Court, through the Director President or other Director designated by the Board of Directors for such purpose, every time that the Company was regularly cited, with the power of confessing.

Second Paragraph – The provisions of this article do not restrain the representation of the Company by one or more attorneys.

Art. 26th - The power of attorneys we always be granted in the name of the Company by the Director President or in conjunction of two General Directors, or by two Corporation Directors designated by the Board of Directors.

Sole Paragraph – The power of attorneys should always specify the powers given and, exception made to the ones granted for judicial purposes, will have limited period of validity.

Art. 27th - The Board of Directors will meet when needed, by a call of the Director President or her/his substitute, or, in the absence of these, of two Directors. The meetings will be chaired by the Director President or her/his substitute, or, in the absence of these, by the Director chosen in the occasion.

First Paragraph - In order of installing the Board of Directors meetings and to validly deliberate, it is necessary the presence, in first call, of the majority of

14.01 – CORPORATION FORECAST AND/OR INCOMES

its members in exercise, among them, mandatory the Director President or her/his substitute, or in second convocation, of any number of members, after expedition of new convocation.

Second Paragraph - The Board of Directors resolutions will be included in the minutes recorded in the adequate book and will be taken by majority of votes, being responsibility of the meeting Chairman the deciding vote.

Art. 28th - The Director President, in here/his absences or impediments, will be substituted by the General Director of Corporation Director indicated for this position by the Director President, or in the lack of her/his indication, by the one indicated by the Board of Directors, being allowed the accumulation of functions and votes. In case of vacancy, the Board of Directors, in the 15 (fifteen) days following the vacancy will elect the substitute which will exercise the position for the substituted remaining time.

Art. 29th - The General Directors, Corporation Directors or Superintend Directors will have substitutes, indicated by the Board of Directors, incases of impediment, and elected by the same, in case of vacancy. In this last hypothesis, the elected Director will exercise her/his functions until the end of the Board of Directors in exercise mandate, or until replaced by deliberation of the Board of Directors.

Art. 30th - It is expressly forbidden to the Board of Directors the practice, in name of the Company of any act related to the business or operations foreign to the social object, except if in the interest of societies of the same control of the Company.

CHAPTER V
FISCAL COUNSEL

Art. 31st – The Company will have a Fiscal Counsel that will only function in the fiscal years of its installation upon the stockholders request representing at least one tenth of the shares with voting right or five percent of the shares without voting right, in accordance with the law.

Art. 32nd – The Fiscal Counsel when functioning will be formed of, at least, 3 (three) and maximum 5 (five) members, and the same number of substitute's, elected by the General Meeting, which will determine their remuneration, being obeyed the legal minimum.

Art. 33rd – The members of the Fiscal Counsel, natural persons stockholders or not, residents in the country, satisfying the requisites and impediments foreseen by law, will have the competence disciplined in it.

CHAPTER VI
FISCAL YEAR AND INCOME

Art. 34th – The fiscal year will have the duration of 1 (one) year, starting on the 1st (first) of January and ending on 31 (thirty-one) of December of the same year.

Art. 35th - At the end of each fiscal year the Board of Directors will have the preparation of the financial reports foreseen by law, observed the norms in force at the time. The Company could also prepare semi-annual or quarter balance sheets.

Art. 36th - From the fiscal year result after the deduction of Accrued losses, if any, and the accrual for income tax payment, will be taken the parcel destined to the administrators participation in the income, observed the limits defined by law, which payment will be conditioned to the effective distribution to the stockholders of the mandatory dividend stipulated in this article.

First Paragraph - The fiscal year net income, calculated in accordance with the terms of art. 191 of Law 6404, of December 15, 1976, will have the following destination; a) 5% (five percent) for constituting the Legal Reserve, that will not exceed 20% (twenty percent) of the social capital; b) 37% (thirty seven percent) for distribution, as mandatory dividend; e, c) the remaining that was not appropriated to statutory reserve which treats the second paragraph below, or, retained in the way described in capital budget approved by the General Meeting, will be destined as supplementary dividend to the stockholders.

Second paragraph - The investment and Working Capital Reserve will be destined to assert investment in fixed assets goods and increase in the working capital, including the amortization of Company's debts, as well as the capitalization and financing of controlled and allied societies. It will be formed with annual parcel of at least 10% (tem percent) and maximum 58% (fifty eight percent) of the net income and will have as upper limit an amount the cannot exceed, in conjunction with, the Legal Reserve, the amount of the social capital.

Third Paragraph - The General Meeting when considering sufficient the amount of said statutory reserve, could destine the excess for distribution to the stockholders.

14.01 – CORPORATION FORECAST AND/OR INCOMES

Art. 37 – The Board of Directors could declare dividends upon the income calculated on the semi-annual patrimonial balance sheet, as well as declare intermediary dividends upon the surplus income or reserves, obeyed the legal limits. When declared intermediary dividends, in percent not lower than the mandatory the Board can authorize "ad referendum" of the General Meeting the proportional participation to the Administrators.

Art. 38th - The action for having dividends prescribes in 3 (three) years, starting from the date that were put at the stockholders disposition.

CHAPTER VII
LIQUIDATION

Art. 39 – The society will dissolve itself and will enter in liquidation in the cases foreseen by the law, in the way established by the General Meeting, which will designate liquidators that should function during the liquidation period.

CHAPTER VIII
TRANSITORY DISPOSITION
Art. 40th – The effective conversion of bearer shares into scriptural shares depends upon the presentation of the respective certificates in circulation. Until the effectuation of such conversion the ordinary bearer shares will remain without voting right.

DECLARATION

I **DECLARE** that the Iochpe-Maxion S/A Bylaw Consolidation, was extracted from the Assemblies mentioned bellow:

a. SOCIAL BYLAW: EGE (EXTRAORDINARY GENERAL MEETING) OF 06.27.94 JUCESP NO. 95.907/94-4 IN 07.11.94
b. EGE OF 12.30.94 – JUCESP NO. 1.625/95-0 IN 01.03.95
c. OGE (COMMON GENERAL MEETING)/EGE OF 04.30.96 – JUCESP NO. 63.683 IN 05.03.96

15.01 – ENVIRONMENTAL PROBLEMS

Problems related to a metallurgic and foundry industry such as: emission of gases and chemical products used in the metal pickling, gases resulting from burning fuel in boilers, furnaces or drying systems, generated in the foundry process, in the painting and/or surface treatment, all dully controlled and/or being the controls duly studied , through neutralization systems, combustion control, retention filters, confining cabins, exhaustion systems and residues retention. The enterprise never was fined due to it and did not have its activities stopped due to this problem.

15.01 – ENVIRONMENTAL PROBLEMS

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

16.01- LAWSUITS WITH VALUE OVER 5% OF THE NET WORTH OR NET PROFIT

1 - ITEM	2 - DESCRIPTION	3 - % NET WORTH	4 - % NET PROFIT	5 - PROVISION	6 – VALUE (Thousand Reais)
01	LABOR	0,00	0,00	NO	0
02	TAX	10,57	0,00	YES	16.560
03	OTHER	0,00	0,00		0

L 70

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

18.01- BYLAWS

BYLAWS IOCHPE MAXION S.A.

CHAPTER I

NAME, HEAD OFFICE, OBJECTIVE AND DURATION

Art. 1st – IOCHPE-MAXION S/A is a corporation that is conducted by the present by laws and by the pertaining norms.

Art. 2nd – The corporation is headquartered and has forum in the Municipality of São Paulo, State of São Paulo and can create and extinguish branches and other establishments, in the country and abroad.

Art. 3rd - The Company objectives are:
a) – manufacturing, machining, assembling, distribution or sale of any types of engines, vehicles, agricultural and industrial tractors, agricultural machines and implements, highway machines and self propelled harvesters, as well as any appliance, spare instruments and accessories of them, equipment with or without engine, components for the metallurgic, railroads and highway industries, tools, tooling, storage boxes and other connected products used in the industrial production, as well as the foundry, enamelling, tin-coating, plastic, metallurgic, mechanics in all its applications and forms, as well as the trade, processing, export, import as distribution of products pertinent to the industry;

b) – raw material and intermediary products for the manufacturing of finished goods related to the corporate objective, destined to trading;

c) – technical assistance service rendering to other companies in the same industry;

d) – technical assistance, service renting, trading intermediate on own or third parties account, commission or consignment related to the social objective;

e) – rental of goods belonging to its fixed asset;

f) – participation in other corporations national or foreign as partner, quotaholder or shareholder;

g) - representation of other corporations, national or foreign, on own or third parties account, in connection to objective mentioned;

h) – implementation and maintenance of training centers for the usage of its products; e,

i) - development of experimental cultures in rural areas own or belonging to third parties.

Art. 4th – The Corporation duration is undetermined.

CHAPTER II

CAPITAL AND SHARES

Art. 5th – The social capital is R$161,463,287.99 divided into 2,661,612,270 nominative shares without nominal value, being 921,429,894 ordinary and 1,740,185,376 preferred.

Art. 6th – The Corporation is authorized to raise its social capital independently of by laws reform, up to the limit of more 300,000,000 shares, being 100,000,000 ordinary and 200,000,000 preferred, with the same characteristics as the preferred shares than existing.

First Paragraph - The issuing (of shares) within the limits of the authorized capital will be effective by deliberation of the Board of Directors which will decide the quantity of shares issued, the issuing timeframe and integration conditions, as well as the remaining forms and procedures referring to each issuing.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

Second Paragraph - The Corporation will be allowed, within the limit of authorized capital and, in accordance with the plan approved by the Stockholders General Meeting, to grants option for acquiring shares to its administrators, employees or natural persons rendering services to the Corporation, in accordance to the 3° paragraph of art 168 of Law 6404/76.

Third Paragraph – The Company also will be allowed to issue subscription bonus observing the limit of authorized capital, through deliberation of the Board of Directors.

Art. 7th Each ordinary registered share will grant the right to 1 (one) vote in the Stockholders Meetings Resolutions. The preferred shares do not have voting rights, having as an advantage the priority in the capital reimbursement, without premium, in the proportion of their participation in the social capital, in case of a possible liquidation of the Corporation.

First Paragraph - The preferred shares will have a preference in the distributed income, as well as participation in the capital increases resulting from monetary correction and capitalization of reserves and income, in equal conditions with the ordinary shares.

Second Paragraph – The Company is authorized through resolution of the General Meeting to create new classes of preferred shares more favored than the ones mentioned in the 1st paragraph of this article, being observed regarding the shares without the voting right the limit established on 2nd paragraph of article 15th of Law no. 6.404 of 12/15/76.

Third Paragraph - The Company capital increases can comprehend ordinary shares or preferred shares, of one or more classes, or only one type or class, without keeping proportion between the shares of each species or class, being observed regarding the preferred without voting right the maximum legal limit.
Fourth Paragraph - The shares will have the scriptural form and will be kept in deposit accounts in the name of the owners, in the authorized financial institution designated by the Company without issuing certificates.

Art. 8th – The stockholders in the proportion of the shares owned will have the right of preference for subscription of new shares and/or mobile values convertible into stock, except what is disposed in paragraph 2nd of this article.

First Paragraph - The time frame for exercising the right of preference will be of 30 (thirty) days, counted from the publication date of the mint authorizing the respective increase of competent notice. The organ authorizing the isle can increase the mentioned period until the double.

Second Paragraph - In any stock issuing, debentures or beneficiary parts convertible into stock and subscription bonus, which placement through sales in Stock Market public subscription, or exchange for stock, in public offer for control acquisition, in the legal terms, could be excluded, by decision of the competent organ for the respective issue, the right of preference of the prior stockholders.

Art. 9th - In the capital increases through stock subscription or conversion of these into titles, the Stockholders Assembly or the Board of Directors, according to the case, can establish that dividends calculated "pro rata tempore" be attributed to the new capital, since the interested parties be advised in advance.

Art. 10th - The stock depositary financial institution can charge the cost for the service of transferring the stocks property taking into consideration the maximum limits determined the Movable Values Commission (CVM) [Stock Exchange Commission).

Art. 11th - The Company can convert scriptural stock into any other form legally accepted.

Art, 12th - The new stock resulting form capital increase, will be issued and placed at the stockholders disposals within the timeframe of 60 (sixty) days from the issue record approval date by the Movable Values Commission (CVM).

CHAPTER III

STOCK HOLDERS GENERAL MEETING

Art. 13th - The Stockholders General Meeting with competence described in law will meet ordinarily within the four months following the fiscal year end, and extraordinarily every time that the social interests so demand.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

Art. 14th - The Stockholders General Meeting will be called by the Board of Directors, or, in its absence, by the persons foreseen by law, being their work installed and directed by the Chairman of the Board of Directors and in absence of this, or, in absence of both, by president and secretary chosen by stockholders present.

Art. 15th - Only will be allowed to participate in the General Meeting the stockholders with shares registered in their names until the given assembly date, in the competent book.

Sole Paragraph - The stockholder could be represented in the General Meeting by attorney named within the period of 1 (one) year that is stockholder administrator or lawyer of the Company.

Art. 16th - The Company can demand within the period defined by convoking announcement, the delivery of the power of attorney in the company headquarters under the penalty of the attorney not being authorized to exercise the mandate. It could also suspend, for the same period, being the legal limitations obeyed, suspend the stock transfers, conversions and unfolding.

CHAPTER IV
ADMINISTRATION

SECTION I – GENERAL PART

Art. 17th - The Administration of the Company is responsibility of the Board of Directors and the Board of Directors which members will be elected for a mandate of one year, being allowed the reelection.

First Paragraph – The investiture of each of the members of the Board of Directors and Board of Directors elected will be done though a term registered in the respective organ meeting Minute Book, and will be totally entitled to the full exercise of their functions until the investiture of the new elected.

Second Paragraph - It competes to the General Meeting to determine the Board Members and Board of Directors remuneration. The remuneration could be voted in individual allotment, for each member, or in total allotment, being in that case responsibility of the Board of Directors to decide about the distribution.

Third Paragraph - The administrators will receive, besides the remuneration mentioned in the prior paragraph, the income participation mentioned in article 36.

SECTION II – BOARD OF DIRECTORS

Art. 18th – The Board of Directors will be composed from 3 (three) to 15 (fifteen) members, being allowed substitutes, all elected by the General Meeting among the Company's stockholders.

Sole Paragraph - The Chairman and the Vice-Chairman of the Board of Directors will be elected among the members.

Art. 19th - It is allowed to any member of the Board to make specific indication of another member of the board to replace her/him in her/his temporary absences or impediment.

Sole Paragraph - In case of vacancy the substitute, if existing, will be invested, if not the General Meeting will be convoked, for within 30 (thirty) days, elect the titular to fulfill the remaining of the mandate.

Art. 20th - The Board of Directors will meet when called by its Chairman or by tow members of the board in conjunct.

1st Paragraph - The meetings will be convoked through written communication, with 3 (three) days minimum anticipation, containing place, date and schedule, except in cases of proved urgency when the period can be reduced.

2nd Paragraph - All the meeting with presence of all members will be considered regulars, independently of any pertaining formalities or since all declare their agreement in dispensing them.

3rd Paragraph - In order that the Board of Directors meetings can be installed and deliberate with validity, it will be necessary the presence of the majority of its members in exercise, being considered present the one, that in the occasion is represented by her/his substitute or that has sent here/his vote in writing.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

4th Paragraph - The resolutions will be taken by simple majority of votes and be included in the minutes recorded in the adequate book.

5th Paragraph – It competes to the Chairmen of the Board, and, in her/his absence or impediment the Vice Chairman:

a - To chair the organ meetings;

b - To supervise the organ administrative services;

c - To represent the organ in cases of section "g" of art. 21st.

Art. 21st – It competes to the Board of Directors:

a - To determine the Company general business orientation and follow up its development, orienting, where applicable, the Board of Directors administration;

b - To approve yearly multi annual operation and investment budgets;

c - Establish the Society administrative structure, and approve its bylaws;

d - To elect and dismiss Corporate Directors determining their respective assignments

e - To determine and distribute within the limits established by the Ordinary General Meeting the administrators remuneration ' when voted in global allotment, as well as the employees participation;

f - To establish social welfare and benefit plans for the company employees and administrators;

g - To call the Ordinary and Extraordinary General Assemblies, in the cases described in the law or when considered convenient;

h - To express opinion about the administration report and the financial reports and the Board of Directors accounts;

i - To deliberate "ad referendum" of the General Meeting, about the dividends payment, including the interim dividends;

j - To express opinion about directing to the General Meeting proposals initiated by the Board of Directors;

k To choose and destitute independent auditors;

l - To authorize the acquisition of stock issued by the Company for canceling or remaining in the treasury or later alienation;

m - To arrogate for its decision any subject that consider important to the orientation of the Company businesses, respected the General Meeting competence;

n - To authorize the constitution, fusion, incorporation, split and extinction of allied or controlled societies;

o - To authorize the celebration of agreements, acts or contracts between the Company and its associates and connect persons;

p – To authorize the Company to participate in other societies, as well as sell or promise to sell participation in other societies;

u - To authorize operations involving sale, encumbrance, license or usage of trade marks, patents and technology;

v - To authorize the sale of goods belonging to the fixed assets, the constitution of real burden and offer guarantees to third parties obligations, as well as acts and contracts, every time that the value, in any of the cases listed in this paragraph exceeds the limits eventually fixed by the Board itself in the meeting the every year elects the Board of Directors;

w - To deliberate about the omissive cases as well about any other subjects provided for in this Bylaw.

x - To decide about the formulation of Company policies referring to the Stock Preaches Option Plan;

First Paragraph – It is also competence of the Board of Directors to determine the Company orientation in the societies that it participates and establish the vote content to be carried out by the Company or persons indicated regarding the election

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

and destitution of administrators, to the bylaws or social contracts alteration of the mentioned companies, as well as the matters listed in the head of this article, paragraphs "i", "k", "l", "n", "o", "p", "r" and "t" still in what regards to Societies.
Second Paragraph – The Board of Directors can subdivide itself into Committees which number, composition attributions that organ will provide.

SECTION III – THE BOARD OF DIRECTORS

Art. 22nd – The Board of Directors will be composed minimally of 10 (ten), up to maximum of 25 (twenty five) Directors, stockholders or not, all resident in the Country, divided in the following levels: one Director President, up to 5 General Directors; up to 7 Corporate Directors; and up to 12 Operations Superintendents Directors.

Sole Paragraph - The relation among the Directors will be established by the Board of Directors through a Bylaw.

Art. 23rd - It competes to the Directors, in the form provided in this Bylaw, to represent the Company, actively and passively, in court or out of it, as well as the administration of the trade in general and the practice of all the administrative and disposition acts,

needed or convenient to the accomplishment of the social objective, including celebrating acts and contracts of any nature or purpose, even for the acquisition, sale or burdening of fixed assets goods, to constitute real burden and give guarantees to the obligations of third parties observed specially the precepts and limits of articles 21st and 25th of this Bylaw.

Art. 24th - Besides the attributions given by this Bylaw or by the Board of Directors, it competes:
I to the Director President:

- **a -** To call and preside the Board of Directors meetings;
- **b -** To submit to the Board of Directors the Annual and Multi annual Plans, as well as the financial reports described by law that depend of her/his appreciation or deliberation;
- **c -** To propose to the Board of Directors modifications in the Bylaw.

II to the General Directors, Corporate Directors and Operations Superintendents Directors

- **a -** To carry out the activities indicated by the Director President;
- **b -** To practice the administrative acts included in the Bylaw, approved by the Board of Directors;

Art. 25th - With the exceptions foreseen in this Bylaw, any act or contract that imply in Company responsibility or obligation before third parties or the exoneration of these before it, will be mandatory signed:

- a - By the Director President;
- b - By 2 (two) General Directors together;
- c - By 1 (one) General Director in conjunction with 1 (one) Corporation Director, indicated by the Director President;
- d - By 2 (two) Corporation Directors, together indicated by the Board;
- e - By 1 (one) Corporation Director with 1 (one) Operations Superintendent Director as determined by the Board of Directors Bylaw.
- g - By 1 (one) Operations Superintendent Director always with one attorney with special powers.

First paragraph - The company could be represented by 1 (one) Director:

- a - Before federal, state, municipal public bureaus, autarchies, public or mixed enterprises;
- b - When dealing with receiving or giving acquittal of amounts or values due to the Company;
- c - Sign correspondences and acts of simples routine;
- d - To endorse titles for collection or deposit in name of the Company;
- e - For giving testimony in Court, through the Director President or other Director designated by the Board of Directors for such purpose, every time that the Company was regularly cited, with the power of confessing.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

Second Paragraph – The provisions of this article do not restrain the representation of the Company by one or more attorneys.

Art. 26th - The power of attorneys we always be granted in the name of the Company by the Director President or in conjunction of two General Directors, or by two Corporation Directors designated by the Board of Directors.

Sole Paragraph – The power of attorneys should always specify the powers given and, exception made to the ones granted for judicial purposes, will have limited period of validity.

Art. 27th - The Board of Directors will meet when needed, by a call of the Director President or her/his substitute, or, in the absence of these, of two Directors. The meetings will be chaired by the Director President or her/his substitute, or, in the absence of these, by the Director chosen in the occasion.

First Paragraph - In order of installing the Board of Directors meetings and to validly deliberate, it is necessary the presence, in first call, of the majority of its members in exercise, among them, mandatory the Director President or her/his substitute, or in second convocation, of any number of members, after expedition of new convocation.

Second Paragraph - The Board of Directors resolutions will be included in the minutes recorded in the adequate book and will be taken by majority of votes, being responsibility of the meeting Chairman the deciding vote.

Art. 28th - The Director President, in here/his absences or impediments, will be substituted by the General Director of Corporation Director indicated for this position by the Director President, or in the lack of her/his indication, by the one indicated by the Board of Directors, being allowed the accumulation of functions and votes. In case of vacancy, the Board of Directors, in the 15 (fifteen) days following the vacancy will elect the substitute which will exercise the position for the substituted remaining time.

Art. 29th - The General Directors, Corporation Directors or Superintend Directors will have substitutes, indicated by the Board of Directors, incases of impediment, and elected by the same, in case of vacancy. In this last hypothesis, the elected Director will exercise her/his functions until the end of the Board of Directors in exercise mandate, or until replaced by deliberation of the Board of Directors.

Art. 30th - It is expressly forbidden to the Board of Directors the practice, in name of the Company of any act related to the business or operations foreign to the social object, except if in the interest of societies of the same control of the Company.

Art. 31st – The Company will have a Fiscal Counsel that will only function in the fiscal years of its installation upon the stockholders request representing at least one tenth of the shares with voting right or five percent of the shares without voting right, in accordance with the law.

Art. 32nd – The Fiscal Counsel when functioning will be formed of, at least, 3 (three) and maximum 5 (five) members, and the same number of substitute's, elected by the General Meeting, which will determine their remuneration, being obeyed the legal minimum.

Art. 33rd – The members of the Fiscal Counsel, natural persons stockholders or not, residents in the country, satisfying the requisites and impediments foreseen by law, will have the competence disciplined in it.

CHAPTER VI
FISCAL YEAR AND INCOME

Art. 34th – The fiscal year will have the duration of 1 (one) year, starting on the 1st (first) of January and ending on 31 (thirty-one) of December of the same year.

Art. 35th - At the end of each fiscal year the Board of Directors will have the preparation of the financial reports foreseen by law, observed the norms in force at the time. The Company could also prepare semi-annual or quarter balance sheets.

Art. 36th - From the fiscal year result after the deduction of Accrued losses, if any, and the accrual for income tax payment, will be taken the parcel destined to the administrators participation in the income, observed the limits defined by law, which

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

payment will be conditioned to the effective distribution to the stockholders of the mandatory dividend stipulated in this article.

First Paragraph - The fiscal year net income, calculated in accordance with the terms of art. 191 of Law 6404, of December 15, 1976, will have the following destination; a) 5% (five percent) for constituting the Legal Reserve, that will not exceed 20% (twenty percent) of the social capital; b) 37% (thirty seven percent) for distribution, as mandatory dividend; e, c) the remaining that was not appropriated to statutory reserve which treats the second paragraph below, or, retained in the way described in capital budget approved by the General Meeting, will be destined as supplementary dividend to the stockholders.

Second paragraph - The investment and Working Capital Reserve will be destined to assert investment in fixed assets goods and increase in the working capital, including the amortization of Company's debts, as well as the capitalization and financing of controlled and allied societies. It will be formed with annual parcel of at least 10% (tem percent) and maximum 58% (fifty eight percent) of the net income and will have as upper limit an amount the cannot exceed, in conjunction with, the Legal Reserve, the amount of the social capital.

Third Paragraph - The General Meeting when considering sufficient the amount of said statutory reserve, could destine the excess for distribution to the stockholders.

Art. 37 – The Board of Directors could declare dividends upon the income calculated on the semi-annual patrimonial balance sheet, as well as declare intermediary dividends upon the surplus income or reserves, obeyed the legal limits. When declared intermediary dividends, in percent not lower than the mandatory the Board can authorize "ad referendum" of the General Meeting the proportional participation to the Administrators.

Art. 38th - The action for having dividends prescribes in 3 (three) years, starting from the date that were put at the stockholders disposition.

CHAPTER VII
LIQUIDATION

Art. 39 – The society will dissolve itself and will enter in liquidation in the cases foreseen by the law, in the way established by the General Meeting, which will designate liquidators that should function during the liquidation period.

CHAPTER VIII
TRANSITORY DISPOSITION
Art. 40th – The effective conversion of bearer shares into scriptural shares depends upon the presentation of the respective certificates in circulation. Until the effectuation of such conversion the ordinary bearer shares will remain without voting right.

DECLARATION

I DECLARE that the Iochpe-Maxion S/A Bylaw Consolidation, was extracted from the Assemblies mentioned bellow:

a. SOCIAL BYLAW: EGE (EXTRAORDINARY GENERAL MEETING) OF 06.27.94 JUCESP NO. 95.907/94-4 IN 07.11.94
b. EGE OF 12.30.94 – JUCESP NO. 1.625/95-0 IN 01.03.95
c. OGE (COMMON GENERAL MEETING)/EGE OF 04.30.96 – JUCESP NO. 63.683 IN 05.03.96

L

FEDERAL PUBLIC SERVICE (COMPANY'S CHECKING USE ONLY)
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - ANNUAL INFORMATION Base Date - 31/12/2002

THE REGISTRATION AT CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, BEING ITS ADMINISTRATORS RESPONSIBLE FORTHE TRUTHFULNESS OF THE RENDERED INFORMATION ..

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4- COMMERCIAL NAME IOCHPE-MAXION		
5-PREVIOUS COMMERCIAL NAME		
6- NIRE 35300014022		
7-SITE		

01.02 - HEAD OFFICE

1-FULL ADDRESS				2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor				Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo			5- STATE SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 - TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-3800	13 - FAX	14 - FAX	
15 - E- MAIL iochpe@iochep.com.br				

01.03 – SHAREHOLDERS' DEPARTMENT
SERVICE AT THE COMPANY

1 - NAME				
Marcio Fenelon dos Anjos				
2 - Title Relationship with Investors				
3 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor				4 - NEIGHBORHOOD Brooklin Novo
5 - CEP (ZIP CODE) 04575-020	6 - COUNTY São Paulo			7 - STATE SP
8 - DDD (AREA CODE) 011	9 - TELEPHONE 5508-3843	10 - TELEPHONE 5508-3800	11 - TELEPHONE -	12 - TELEX
13 - DDD (AREA CODE) 011	14 - FAX 5506-7353	15 - FAX	16 - FAX	
17 - E-MAIL fenelon@iochpe.com.br				

ISSUING AGENT OF DEPOSITARY FINANCIAL INSTITUTION

18 - NAME					
19 - CONTACT					
20 - FULL ADDRESS				21 - NEIGHBORHOOD	
22 - CEP (ZIP CODE)	23 - COUNTY				24 - STATE
25 - DDD (AREA CODE)	26 - TELEPHONE	27 - TELEPHONE	28 - TELEPHONE	29 - TELEX	
30 - DDD (AREA CODE)	31 - FAX	32 - FAZ	33 - FAZ		
34 - E-MAIL					

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

OTHER SHAREHOLDERS' SERVICE SITES

35 - ITEM	36 - MUNICIPALITY	37 - STATE	38 - DDD (AREA CODE)	39 - TELEPHONE	40 - TELEPHONE
01					
02					
03					
04					

01.04 - DIRECTOR OF RELATIONSHIP WITH INVESTORS (Address for Correspondence with the Company)

1 - NAME					
Oscar Antônio Fontoura Becker					
2 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor				3 - NEIGHBORHOOD Brooklin Novo	
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo				6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX	
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX		
16 - E-MAIL becker@iochpe.com.br					
17 - DIRETOR BRASILEIRO	18 - CPF	19 - PASSAPORTE			

01.05 - REFERENCE / AUDITOR

1 – STARTING DATE OF LAST FISCAL YEAR	2 – DATE AND OF LAST FISCAL YEAR
01/01/2002	31/12/2002

3 – STARTING DATE OF ONGOING ACCOUNTING		4 - DATE NUMBER OF ONGOING ACCOUNTING 31/12/2003
01/01/2003		
5 - NAME/AUDITOR'S COMPANY NAME Pricewaterhouse Coopers Auditores Independentes		6 - CVM CODE 000287-9
7 - NAME OF THE TECHNICAL PERSON IN CHARGE Pedro Ozires Predeus		8 - CPF DO RESP. TÉCNICO 005.474.508-00

01.06 - COMPANY'S CHARACTERISTICS



FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

THE REGISTRATION AT CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, BEING ITS ADMINISTRATORS RESPONSIBLE FORTHE TRUTHFULNESS OF THE RENDERED INFORMATION.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4- DENOMINATION COMERCIAL		
IOCHPE-MAXION		
5-DENOMINATION COMERCIAL ANTERIOR		
6- NIRE		
35300014022		
7-SITE		

01.02 - HEAD OFFICE

1-FULL ADDRESS				2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor				Brooklin novo
3-CEP (ZIP CODE)	4- COUNTY			5- STATE
04575-20	São Paulo			SP
6- DDD (AREA CODE)	7-TELEPHONE	8-TELEPHONE	9 - TELEPHONE	10 - TELEX
011	5508-3800			
11- DDD (AREA CODE)	12 - FAX	13 - FAX	14 - FAX	
011	5506-3800			
15 - E- MAIL				
fenelon@iochep.com.br				

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NAME				
Marcio Fenelon dos Anjos				
2 - Cargo				
Relationship with Investors				
3 - FULL ADDRESS				4 - NEIGHBORHOOD
Rua: Luigi Galvani, 146 - 13th floor				Brooklin Novo
5 - CEP (ZIP CODE)	6 - COUNTY			7 - STATE
04575-020	São Paulo			SP
8 - DDD (AREA CODE)	9 - TELEPHONE	10 - TELEPHONE	11 - TELEPHONE	12 - TELEX
011	5508-3843	5508-3800	-	
13 - DDD (AREA CODE)	14 - FAX	15 - FAX	16 - FAX	
011	5506-7353			
17 - E-MAIL				
fenelon@iochpe.com.br				

AGENTE EMISSOR INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NAME				
19 - CONTATO				
20 - FULL ADDRESS				21 - NEIGHBORHOOD
22 - CEP (ZIP CODE)	23 - COUNTY			24 - STATE
25 - DDD (AREA CODE)	26 - TELEPHONE	27 - TELEPHONE	28 - TELEPHONE	29 - TELEX

30 - DDD (AREA CODE)	31 - FAX	32 - FAZ	33 - FAZ	
34 - E-MAIL				

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37 - STATE	38 - DDD (AREA CODE)	39 - TELEPHONE	40 - TELEPHONE
01					
02					
03					
04					

01.04 - DIRECTOR OF RELATIONSHIP WITH INVESTORS (Address for Correspondence with the Company)

1 - NAME				
Oscar Antônio Fontoura Becker				
2 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor				3 - NEIGHBORHOOD Brooklin Novo
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo			6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX	
16 - E-MAIL becker@iochpe.com.br				
17 - DIRETOR BRASILEIRO SIM	18 - CPF 113.713.660-04	19 - PASSAPORTE		

01.05 - REFERENCE / AUDITOR

1 - DATE DE START DO ÚLTIMO EXERCÍCIO SOCIAL	2 - DATE DE NUMBER DO ÚLTIMO EXERCÍCIO SOCIAL
01/01/2003	31/12/2003

3 - DATE DE START DO ONGOING ACCOUNTINGCURSO	4 - DATE DE NUMBER DO ONGOING ACCOUNTINGCURSO
01/01/2004	31/12/2004
5 - NAME/AUDITOR'S COMPANY NAME Pricewaterhouse Coopers Auditores Independentes	6 - CVM CODE 000287-9
7 - NAME OF THE TECHNICAL PERSON IN CHARGE Pedro Ozires Predeus	8 - CPF DO RESP. TÉCNICO 005.474.508-00

01.06 - COMPANY'S CHARACTERISTICS

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

	BVBAAL		BVMESB		BVPR		BVRJ		BVST
	BVES		BVPP		BVRG	X	BOVESPA		

2 – NEGOTIATION MARKET
Stock Exchange

3 - TYPE OF SITUATION
Operational

4 - CODE DE ATIVIDADE
134 - Participation and Adm. Corporation
5 - MAIN ACTIVITY
Holding - Spare parts company

K2

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATURE OF THE SHARE CONTROL

National Private

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Shares		Certificate of Real Estate Receivables (CRI)
	Bonds Convertible into Shares		Promissory Notes (NP)
	Payable back shares		BDR
	Beneficiary Parts		
X	Simple Bonds		
	Subscription Bonds		
	Certificate of Collective Investment (CIC)		

01.08 - DOCUMENT PUBLICATIONS

1 – NOTICE TO SHAREHOLDERS ON THE AVAILABILITY OF DFs 17/02/2004	2 – MINUTES OF THE ORDINARY GENERAL MEETING WHICH APPORVED DFs 22/03/2004
3 – SUMMONING OF ORDINARY GENERAL MEETING FOR APPROVAL OF DFs 01/03/2004	4 – PUBLICATION AND FINANCIAL STATEMENTS 17/02/2004

01.09 - NEWSPAPERS WHERE THE COMPANY RELEASES INFORMATION

1 - ITEM	2 – NEWSPAPER TITLE	3 - STATE
01	Valor Econômico	SP
02	Diário Oficial do Estado SP	SP

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1 - DATE	2 – SIGNATURE
23/04/2004	

K3

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NAME DO ADMINISTRADOR	3 - CPF	4 - DATE OF ELEIÇÃO	5 - TIME LIMIT DO MANDATO	6 - CODE TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO / FUNÇÃO	9 - FUNÇÃO
01	IVONCY BROCHMANN IOSCHPE	000.922.900-00	22/03/2004	1 YEAR	2	SIM	20	President of the Administration Counsel
02	DANIEL IOCHPE	000.580.680-15	22/03/2004	1 YEAR	2	SIM	22	Administration Counsel (Effective)
03	IBOTY BROCHMANN IOSCHPE	000.922.820-91	22/03/2004	1 YEAR	2	SIM	22	Administration Counsel (Effective)
04	GERALDO HESS	180.764.240-20	22/03/2004	1 YEAR	2	NÃO	22	Administration Counsel (Effective)
05	MAURO LITWIN IOCHPE	154.727.520-00	22/03/2004	1 YEAR	2	SIM	22	Administration Counsel (Effective)
06	CLAYTON CRYSTALLINO DA ROCHA	316.747.987-68	22/03/2004	1 YEAR	2	SIM	22	Administration Counsel (Effective)
07	CAIO MARCIO DE ÁVILA MARTINS PINHÃO	595.247.587-68	22/03/2004	1 YEAR	2	SIM	22	Administration Counsel (Effective)
08	NILDEMAR SECCHES	589.461.528-34	22/09/2004	6MONTHS	2	YES	22	Administration Counsel (Effective)
09	DAN IOSCHPE	439.240.690-34	28/04/2004	1 YEAR	1		10	President-Director / Superintendent
10	ARMANDO ULBRICHT JUNIOR	714.957.388-68	28/04/2004	1 YEAR	1		19	Superintendent
11	OSCAR ANTÔNIO FONTOURA BECKER	113.713.660-04	28/04/2004	1 YEAR	1		12	Director of Relationship with Investors
12	MARCOS LUCHESE	439.952.680-72	28/04/2004	1 YEAR	1		19	Superintendent
13	MAURO KNIJNIK	002.231.740-68	22/03/2004	1 YEAR	2	NO	23	Administration Counsel (Substitute)
14	JOÃO CARLOS SILVEIRO	001.368.750-68	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)
15	GUSTAVO BERG IOSCHPE	920.901.680-72	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)
16	MOACIR KWITKO	000.754.180-53	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)
17	HAROLDO FIALHO PRATES	665.321.837-68	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)
18	JOSE WELLINGTON MARQUES DE ARAUJO	334.699.897-53	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)
19	SALOMÃO IOSCHPE	400.517.220-20	22/09/2004	6MONTHS	2	YES	23	Administration Counsel (Substitute)
20	LEANDRO KOLODNY	000.754.180-53	22/03/2004	1 YEAR	2	YES	23	Administration Counsel (Substitute)

* CODE: 1 – BELONGS ONLY TO THE DIRECTORY;
2 – BELONGS ONLY TO THE ADMINISTRATION COUNSEL;
3 – BELONGS TO THE DIRECTORY AND TO THE ADMINISTRATION COUNSEL.

K4

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
YES	NO

3 - ITEM	4 - NAME DO CONSELHEIRO	5 - CPF	6 - DATE OF ELEIÇÃO	7 - TIME LIMIT DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	LUCIANO CARVALHO VENTURA	018.153.854-72	22/03/2004	1 YEAR	44	C.F. (EFETIVO) ELEITO P/ PREFERENCIALISTAS
02	ADEMAR RUI BRATZ	069.947.840-53	22/03/2004	1 YEAR	43	C.F. (EFETIVO) ELEITO P/ CONTROLADOR
03	MAURO DIACOLI	036.302.838-29	22/03/2004	1 YEAR	43	C.F. (EFETIVO) ELEITO P/ CONTROLADOR
04	CLAUDIO VILAR FURTADO	090.109.807-82	22/03/2004	1 YEAR	47	C.F. (SUPLENT) ELEITO P/ PREFERENCIALISTAS
05	ANGELICA FLESSAS	425.686.170-04	22/03/2004	1 YEAR	46	C.F. (SUPLENT) ELEITO P/ CONTROLADOR
06	FLAVIO TORRIANI	206.697.980-53	22/09/2004	6MONTHS	46	C.F. (EFETIVO) ELEITO P/ CONTROLADOR

K5

04.01 – EXPLANATORY NOTES

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

IVONCY BROCHMANN IOSCHPE, 65, works as president or the Board of Management of Iochpe-Maxion S.A. and of the Iochpe Company. Is also president of the Instituto para Estudos e Desenvolvimento Social – IEDI (Social Development and Studies Institute), besides being a member of the council for Business and Trade Development of the International Relations Ministry of Brazil.

DANIEL IOSCHPE, 67, engineer, graduated at the Universidade Federal do Rio Grande do Sul, was director of Banco Iochpe S.A. (Iochpe Bank). Is a member of the board of Iochpe-Maxion S.A. since 1984.

IBOTY BROCHMANN IOSCHPE, 565, graduated in economic sciences at the Universidade Federal do Rio Grande do Sul, is a member of the board of management of the company since 1984. Was in the position of executive president of the Iochpe Financial Institutions until March 1986 and vice president of the Iochpe Company until March 1998.

GERALDO HESS, 62, was vice president of the Iochpe Company in the period of 1980 – 1985. Was also director of CVM from 1977 to 1980, was a member of the Brazilian privatization committee from 1991 to 1993. Currently is a member of boards of many Brazilian and Foreign companies. Furthermore, he acts as a business consultant for Goldman, Sachs & Co. Is a master in economic planning from Stanford University. Is a member of the Iochpe board since 1981.

MAURO LITWION IOCHPE, 56, superintendent of IISA – Fruticultura e Reflorestamento Ltda. (Horticulture and Reforestation) between 1982 and 1989 was a director of Iochpe – Maxion USA, Inc.

CLAYTON CRYSTALLINO DA ROCHA, 52, business manager. Holds the position of manager at BNDES Participações S.A. (BNDES Participations) since 1982. Was a member of the Board of management of the companies: Tupy S.A., Ferronorte/Ferroban and Cia Petrolífera Marlin (Marlin Petroleum).

CIAO MARCIO DE ÁVILA MARTINS PINHÃO, 46, engineer, graduated at the Universidade Federal do Rio de Janeiro, graduated in mineral technology. Works at BNDES since 1993, currently as a manager of the Heavy Industry of the Industrial Area department since 2003.

NILDEMAR SECCHES, 56, mechanical engineer graduated at the Universidade de São Paulo, post graduated in Finances at PUC do Rio de Janeiro, got his doctor's degree in Economy at Unicamp – Campinas. Managing Director of Perdigão Enterprises since 1995, and also member of the Board of Management of Weg S.A. since the beginning of 1998 and of Ultrpar Participações since April 2002.

DAN IOCHPE, 39, president of Iochpe-Maxion S.A. and Companhia Iochpe. Worked in various positions at Iochpe-Maxion S.A. until June 96, when became president of AGCO do Brasil; having returned to Iochpe-Maxion in January 1998, taking over the presidency in that same year, as well as the Iochpe Company presidency. MBA from Amos Tuck School of Dartmouth College, of the USA.

ARMANDO ULBRICHT JUNIOR, 55, engineer graduated at the Universidade de São Paulo, joined the company in 1986. Previously worked as a manager of the Engesa division – Engenheiros Associados Ltda (Associated Engineers). Works as a superintendent director of Maxion Componentes Estrutruais Ltda (Maxion Structural Components).

OSCAR ANTONIO FONTOURA BECKER, 52, director of Iochpe-Maxion S.A. since 1994. Previously acted as the main executive of Iochpe Seguradora S.A. (Iochpe Insurance). Graduated in business administration at São Judas Tadeu University.

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

MARCOS LUCHESE, 43, mechanical engineer from PUC do Rio Grande do Sul. Joined the company in1981 as an intern and made an ascending career, working in the logistics and manufacturing areas, coming to the position of superintendent director since 1997, being responsible for the Maxion Componentes Automotivos S.A. (Maxion Automotive Components) operations.

MAURÍCIO DIÁCOLI, 44, Bachelor in Accounting Sciences, Graduated at FMU-USP, with various extension courses in Finances and Accounting. Auditing and Consulting professional, with more than 15 years of experience at Empresa Internacional de Auditoria e Consultoria (International Audit and Consulting Company) , with a specialization in National and International Accounting (US GAAP).

LUCIANO CARVALHO VENTURA, 57, Master in business administration from Escola de Administração de Empresas de São Paulo Fundação Getúlio Vargas. Developed activities during 13 years in the financial-economic area of the holding company and performed executive functions in its controlled parties. Currently, dedicates himself to consulting of Corporate Governance and consulting and stock holders representation, with participations in various fiscal and managing boards.

ADEMAR RUI BRATZ, 57, Business administrator from Universidade Federal do Rio Grande do Sul, took an MBA at Syracuse University, USA, currently is a consultant of Olvebra Industrial S.A.

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

02.02 PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELER (ADMINISTRATIVE AND FISCAL) AND DIRECTOR.

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - EVENTS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENT BASE	2 - DATE DO EVENT	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGE	14/11/2002	5.228	247	YES	NO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATE DO ÚLTIMO ACORDO DE ACIONISTAS
20/12/2001

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTITY (Unit)	10 - Percentile	11 - QUANTITY (Unit)	12 - Percentile	13 - QUANTITY (Unit)	14 - Percentile
0	0,00	0	0,00	0	0,00

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NAME/RAZÃO SOCIAL					3 - CPF/CNPJ		4 - NACIONALIDADE		5 - STATE
6 - AÇÕES ORDINÁRIAS (Thousand)	7 - %	8 - AÇÕES PREFERÊNCIAIS Thousand	9 - %	10 - TOTAL DE AÇÕES Thousand	11 - %	12 - COMP. CAP. SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR		
01	COMPANHIA IOCHPE					92.753.367-0001/02		BRAZILIAN		SP
597.214	64,81	0	0,00	597.214	22,44	24/08/2004	YES	YES		
02	BNDES - PARTICIPAÇÕES S/A - BNDESPAR							BRAZILIAN		RJ
200.603	21,77	1.082.209	62,19	1.282.812	48,20	24/08/2004	YES	YES		
97	TREASURY SHARES							BRAZILIAN		RJ
0	0,00	0	0,00	0	0,00					
98	OTHER									
123.613	13,42	657.976	37,81	781.589	29,36					

K9

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - EVENTS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENT BASE	2 - DATE DO EVENT	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
AGE	14/11/2002	5.228	247	YES	NO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATE DO ÚLTIMO ACORDO DE ACIONISTAS
20/12/2001

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTITY (Unit)	10 - Percentile	11 - QUANTITY (Unit)	12 - Percentile	13 - QUANTITY (Unit)	14 - Percentile
0	0,00	0	0,00	0	0,00

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NAME/RAZÃO SOCIAL			3 - CPF/CNPJ			4 – NACIONALIDADE		5 - STATE
6 - AÇÕES ORDINÁRIAS (Thousand)	7 - %	8 - AÇÕES PREFERÊNCIAIS Thousand	9 - %	10 - TOTAL DE AÇÕES Thousand	11 - %	12 - COMP. CAP. SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 – CONTROLADOR	
99	TOTAL								
921.430	100,0	1.740.185	100,0	2.661.615	100,0				

K10

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
01	COMPANHIA IOCHPE	24/08/2004

1 - ITEM	2 - NAME/RCOMPANY'S NAME	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES (Units)	7 - %	8 - AÇÕES PREFERENCIAIS (Unit)	9 - %	10 - AÇÕES/COTAS TOTAL (Units)	11 - %	12 - COMP. CAP. SOC.
0101	PETROPINHO PARTICIPAÇÕES S/A	89.525.737-0001/31	BRAZILIAN	RS	285	50,80	0	0,00	285	50,80	30/04/2002
0102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA	92.198.035-0001/03	BRAZILIAN	RS	63	11,23	0	0,00	63	11,23	30/04/2002
0103	INFIPAR PARTICIPAÇÕES LTDA.	87.292.264-0001/44	BRAZILIAN	RS	65	11,59	0	0,00	65	11,59	30/04/2002
0104	ISI PARTICIPAÇÕES S/A	90.573.502.0001/02	BRAZILIAN	RS	63	11,23	0	0,00	63	11,23	30/04/2002
0105	DEGUS PARTICIPAÇÕES LTDA.	31.063.985-0001/28	BRAZILIAN	RS	17	3,03	0	0,00	17	3,03	30/04/2002
0106	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS	22	3,92	0	0,00	22	3,92	
0107	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS	23	4,10	0	0,00	23	4,10	
0108	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS	23	4,10	0	0,00	23	4,10	

K11

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
01	COMPANHIA IOCHPE	24/08/2004

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Undid.)	7 - %	8 - AÇÕES PREFERENCIAIS (Unit)	9 - %	10 - SHARES/TOTAL UNITS	11 - %	12 - COMP. CAP. SOC.
0199	TOTAL				561	100,0	0	0,00	561	100,0	

K12

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0101	PETROPINHO PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 – TOTAL SHARE/UNITS	11 - %	12 - COMP. NET WORTH
010101	DEGUS PARTICIPAÇÕES LTDA.	31.063.985-0001/28	BRAZILIAN	RS	21.591.524	25,00	0	0,00	21.591.524	25,00	30/04/2002
010102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	92.198.035-0001/03	BRAZILIAN	RS	21.591.524	25,00	0	0,00	21.591.524	25,00	30/04/2002
010103	INFIPAR PARTICIPAÇÕES LTDA.	87.292.264-0001/44	BRAZILIAN	RS	21.591.524	25,00	0	0,00	21.591.524	25,00	30/04/2002
010104	ISI PARTICIPAÇÕES S/A	90.573.502-0001/02	BRAZILIAN	RS	21.591.524	25,00	0	0,00	21.591.524	25,00	30/04/2002
010199	TOTAL				86.366.096	100,0	0	0,00	86.366.096	100,0	

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010101	DEGUS PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH

K14

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH

K15

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010103	INFIPAR PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH

K16

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
010104	ISI PARTICIPAÇÕES S/A	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH

K17

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0102	IBI PARTICIPAÇÕES E NEGÓCIOS LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH
010201	IBOTY BROCHMANN IOSCHPE	000.922.820-91	BRAZILIAN	RS	47.276.880	100,0	0	0,00	47.276.880	100,0	
010202	MOACIR KWITKO		BRAZILIAN	RS	2	0,00	0	0,00	2	0,00	
010299	TOTAL				47.276.882	100,0	0	0,00	47.276.882	100,0	

K18

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0103	INFIPAR PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH
010301	IVONCY BROCHMANN IOSCHPE	000.922.900-00	BRAZILIAN	RS	10.940.180	99,90	0	0,00	10.940.180	99,90	
010302	DAN IOSCHPE		BRAZILIAN	RS	5.910	0,05	0	0,00	5.910	0,05	
010303	SALOMÃO IOSCHPE	400.517.220-20	BRAZILIAN	RS	5.910	0,05	0	0,00	5.910	0,05	
010399	TOTAL				10.952.000	100,0	0	0,00	10.952.000	100,0	

K19

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0104	ISI PARTICIPAÇÕES S/A	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH
010401	MAURO LITWIN IOCHPE	154.727.520-00	BRAZILIAN	RS	1.849.991	21,26	0	0,00	1.849.991	21,26	
010402	ALINE KOLODNY NEMETZ	554.234.930-72	BRAZILIAN	RS	1.804.991	20,72	0	0,00	1.804.991	20,72	
010403	MIRELA LITVIN IOCHPE WAINSTEIN	411.382.100-30	BRAZILIAN	RS	1.804.991	20,72	0	0,00	1.804.991	20,72	
010404	MATUZALEM IOCHPE	138.092.109-00	BRAZILIAN	RS	1.624.471	18,65	0	0,00	1.624.471	18,65	
010405	MARLENE IOCHPE KOLODNY	147.601.180-04	BRAZILIAN	RS	1.624.471	18,65	0	0,00	1.624.471	18,65	
010499	TOTAL				8.708.915	100,0	0	0,00	8.708.915	100,0	

K20

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
0105	DEGUS PARTICIPAÇÕES LTDA.	30/04/2002

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH
010501	DANIEL IOSCHPE	000.580.680-15	BRAZILIAN	RS	349.993	70,00	0	0,00	349.993	70,00	
010502	EVELYN NOEMI BERG IOSCHPE	056.683.950-49	BRAZILIAN	RS	149.994	30,00	0	0,00	149.994	30,00	
010503	ADEMAR RUIZ BRATZ	069.947.840-53	BRAZILIAN	RS	13	0,00	0	0,00	13	0,00	
010599	TOTAL				500.000	100,0	0	0,00	500.000	100,0	

K21

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.03 - DISTRIBUTION OF NET WORTH OF CONTROLLERS UP TO THE NATURAL PEOPLEL LEVEL

ITEM	2-CONTROLLER / INVESTOR	3- DATE DE COMP. CAP. SOCIAL
02	BNDES - PARTICIPAÇÕES S/A - BNDESPAR	24/08/2004

1 - ITEM	2 - NAME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NATIONALITY	5 - STATE	6 - ORDINARY SHARES COTAS (Unit)	7 - %	8 - SHARES PREFERRED (Unit)	9 - %	10 - SHARES/COTAS TOTAL Units	11 - %	12 - COMP. NET WORTH

K22

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.01 - JOINT STOCK COMPOSITION

1 - Date of the Last Alteration: 19/09/2002

2 - ITEM	3 - TYPE OF SHARE	4 - NOMINATIVE OR BOOK ENTRY STOCK	5 - FACE VALUE (Thousand)	6 – QTY. OF SHARES (Thousand)	7 - SUBSCRIBED (Thousand Reais)	8 - PAID-UP (Thousand Reais)
01	COMMON	NOMINATIVE		921.430	55.897	55.897
02	PREFERRED	NOMINATIVE		1.740.185	105.566	105.566
03	PREFERRED CLASSE A			0	0	0
04	PREFERRED TYPE B			0	0	0
05	PREFERRED TYPE C			0	0	0
06	PREFERRED TYPE D			0	0	0
07	PREFERRED TYPE E			0	0	0
08	PREFERRED TYPE F			0	0	0
09	PREFERRED TYPE G			0	0	0
10	PREFERRED TYPE H			0	0	0
11	PREFERRED OTHER CLASS			0	0	0
99	TOTAL			2.661.615	161.463	161.463

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTITY (Thousand)	2 - VALUE (Thousand Reais)	3 - DATE OF AUTHORIZATION
300.000	0	18/11/1998

04.05 - COMPOSITION OF AUTHORIZED CAPITAL

1 - ITEM	2 - TYPE	3 - TYPE	4 - QUANTITY OF SHARES AUTHORIZED FOR ISSUANCE (Thousand)
01	COMMON		100.000
02	PREFERRED		200.000

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1-ITEM	2-BENEFIT	3-APPROVAL OF EVENT DISTRIBUTION	4-DATE OF DISTRIBUTION APPROVAL	5-NUMBER OF ACCOUNTING PERIOD	6-NET PROFIT OU LOSS WITHIN THE PERIOD (Thousand Reais)	7-VALUE OF BENEFIT PER SHARE	8-TYPE OF SHARE	9-TYPE DAS SHARES	10- AMOUNT OF BENEFIT (Thousand Reais)	11-DATE OF PAYMENT START
01	DIVIDENDO	AGO	21/03/2002	31/12/2001	24.726	0,0033827030	COMMON		3.117	10/07/2002
02	DIVIDENDO	AGO	21/03/2002	31/12/2001	24.726	0,0037209730	PREFERENCE		6.635	10/07/2002

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.03 - STATUTORY DISPOSITION OF NET WORTH

1-ITEM	2-TYPE DE SHARE	3-TYPE OF SHARE	4-% OF NET WORTH	5-CONVERTIBLE	6-CONVERT INTO	7-VOTING RIGHT	8-TAG ALONG %	9-PRIORITY IN THE CAPIAL REIMBURSEMENT	10-PREMIUM	11-TIPO DE DIVIDEND	12-% DIVIDEND	13-R$/SHARE	14-CUMMULATIVE	15-PRIOPRIETARY	16-CÁLCULATION ON
01	Preferred		65,38	No		No	0,00	No	No	Minimum	37,00	0,0000	No	No	Adjusted Net Profit
02	Common		34,62	No		Full	0,00	No	No	Minimum	37,00	0,0000	No	No	Adjusted Net Profit

06.04 - STATUTORY MODIFICATION

1 - DATE OF THE LAST MOFIFICATION OF THE BY-LAWS	2 – COMPULSORY DIVIDEND (% OF PROFIT)
14/11/2002	37,00

K26

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 – ADMNISTRATORS' REMUNERATION AND PARTICIPATION OF THE PROFIT

1- AMINISTRATORS' AND PARTICIPATION IN THE PROFIT	2- ADMINISTRATOR'S GLOBAL REMUNERATION VALUE (Thousand Reais)	3 - PERIODICITY
YES	1.142	MONTHLY

07.01 – PARTICIPATION AND CONTRIBUTION IN THE LAST THREE YEARS

1 – FINAL DATE OF THE LAST ACCOUNTING PERIOD: 31/12/2003
2 - FINAL DATE OF THE BEFORE LAST ACCOUNTING PERIOD: 31/12/2002
3 - FINAL DATE OF THE LAST BUT TWO ACCOUNTING PERIOD: 31/12/2001

4 - ITEM	5 - DESCRIPTION OF PARTICIPATIONS AND CONTRIBUTIONS	6- VALUE OF THE LAST ACCOUNTING PERIOD (Thousand Reais)	7 - VALUE OF THE BEFORE THE LAST ACCOUNTING PERIOD (Thousand Reais)	8 - VALUE OF THE LAST BUT TWO ACCOUNTING PERIOD (Thousand Reais)
01	PARTICIPATIONS-BONDHOLDERS	0	0	0
02	PARTICIPATION-EMPLOYEES	0	0	0
03	PARTICIPATIONS-ADMINISTRATORS	0	0	0
04	PARTIC.-BENEFICIARY PARTIES	0	0	0
05	CONTRIBUTION ASSISTANCE FUND	0	0	0
06	CONTRIBUTION SOCIAL SEGURITY FUND	0	0	2.953
07	OTHER CONTRIBUTIONS	0	0	0
08	NET PROFIT IN THE ACCOUNTING PERIOD	0	0	0
09	NET LOSS IN THE ACCOUNTING PERIOD	0	0	0

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.03 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1-ITEM	2-COMPANY'S NAME	3-CNPJ	4-CLASSIFICATION	5-% PARTICIPATION IN THE INVESTED'S CAPITAL	6-%PATRIMÔNIO LÍQUIDO DA INVESTIDA	7-TYPE OF COMPANY
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CONTROLLED CLOSED	99,99	54,09	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
03	AMSTED-MAXION FUND. E EQUIP. FERROV. S/A	01.599.436/0001-01	CONTROLLED CLOSED	50,00	11,59	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER
05	IOCHPE HOLDINGS LLC		INVESTED OF THE CONTROLADA/ COLIGADA	100,00	31,14	COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

08.01 - CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE

1 - ITEM	01
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATUREZA EMISSÃO	PUBLIC
8 - DATE OF EMISSÃO	01/05/1998
9 - DUE DATE	01/05/2005
10 - TYPE DE DEBÊNTURE	FLOATING
11 - REMUNERATION CONDITION IN FORCE	JUROS 10% P.Y.
12 – PREMIUM	NONE
13 - FACE VALUE (Reais)	199,27
14 - AMOUNT ISSUED (Thousand Reais)	43.598
15 - Q. SECURITIES ISSUED (Unit)	220.375
16 - CIRCULATION BOND (Unit)	218.787
17 - TREASURY BOND (Unit)	0
18 - PAID BACK BOND (Unit)	0
19 - CONVERTED BOND (Unit)	1.588
20 - PLACEABLE BOND (Unit)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	02/05/2004

09.01 – BRIEF HISTORY OF THE COMPANY

Iochpe-Maxion comes from the Iochpe Group, which started its activities in 1918, in Rio Grande do Sul, initially dedicated to the lumber business. A period of many decades of business diversification arrived at, in the end of the nineties, the specialization and focus in the auto parts segment and railway equipments. Currently, Iochpe-Maxion holds three main companies, all of them leaders in their own markets: Maxion Componentes Estruturais S.A. (Maxion Structural components), Maxion Automotive Components S.A. and, Amasted-Axion Fundição e Equipamentos Ferroviários S.A. (Amasted-Axion Casting and Railway Equipments). These companies operate five manufacturing units spread through the cities of Cruzeiro, Osasco and Hortolândia, in the country side of São Paulo, and Contagem, in Minas Gerais. Iochpe-Maxion has opened its capital stock since 1984 (MYPK – Bovespa). Its controllers are The Iochpe Company, Bradesco and BNDESpar, all with representatives in the Business Council.

1978: acquisition of Indústria de Máquinas Agrícolas Ideal S.A. ("Ideal" Agricultural Machines Industry), producer of harvesters. Sold in 1996.

1978: creation of Edisa Informática S.A. (Edisa IT). Afterwards, in 1989, Edisa evolved into a joint-venture with Hewlett Packard. Sold in 1996.

1982: purchase of 29.9% of stocks of Riocell S.A., producer of paper and cellulose. Sold in 1996.

1983: beginning of the operations of Banco Iochpe S.A. (Iochpe Bank), deactivated in January 1988.

1984: acquisition and nationalization of Massey Perkings S.A., producer of agricultural tractors, harvesters and diesel engines. Sold in 1996.

1990: acquisition and nationalization of Massey Perkings S.A., producer of heavy wheels, struts and chassis, cast in sand molds and cast in lead molds (railway wheels). Current controlled parties: Maxion Structural Components Ltda. and Amsted-Maxion Casting and Equipments for Railways S.A.

1994: acquisition of Midland Steel Corporation, producer of chassis, struts and crossbeams aimed for the American market. Sold in 1999.

1994: acquisition of Eluma Autopeças Ltda (Eluma Auto Parts), changing its name to IM Autopeças Ltda (IM Auto Parts), producer of manual and electric glass raisers, steering wheel strings, water and oil pumps, hinges and other components. Current controlled party: Maxion Componentes Automotivos S.A (Maxion Automotive Components).

1996: joint-venture with Brosol, creating Tecmisa – Componentes Automotivos S.A. (Tecmisa Automotive Components), producer or glass raisers, locks, handles, cylinders and hinge keys. Current controlled party: Maxion Componentes Automotivos S.A. (Maxion Automotive Components).

1996: deinvestment of the production and sales of agricultural machines, concentrating its activities exclusively in the automotive parts segment.

1997: start of the activities of Iochpe-Maxion Argentina S.A. in the production of diesel engines in that country.

1997: joint-venture with Dana/Parish Heavy Truck Division for the production of chassis and components in the U.S. Sold in 1999.

1997: joint-venture with Lemforder-Nacam aiming at the production of steering wheel strings at Maxion Lemforder Ltda. (current Maxion Nacam Ltda.).

1997: creation of 4 companies that start to operate the former business divisions:

- Maxion Componentes Estruturais Ltda. (Maxion Structural Components)
- Maxion Fundição e Equipamentos Ferroviários Ltda. (Maxion Casting and Railway Equipments)
- Maxion Motores Ltda (Maxion Engines). (current Maxion International Motores S.A.) – Sold in 2000.
- Tecmisa Componentes Automotivos S.A. (current Maxion Componentes Automotivos S.A.)

09.01 – BRIEF HISTORY OF THE COMPANY

1998: conclusion of the corporate and financial restructuring process with capitalization and inclusion of new associates sharing the control of the Company (Bradesco and BNDESPAR Groups).

1999: Sales of 50% of Maxion Motores S.A. (Maxion Engines) to Bavistar Transportation corporation, creating Maxion International Motores S.A. (Maxion International Engines).

1999: Sale of all participations that Iochpe-Maxion USA, Inc held (100% controlled party of Iochpe-Maxion S.A.) at Iochpe-Maxion Ohio, Inc,. chassis producing company for the American Market.

2000: Sale of 50% of Maxion Fundição e Equipamentos Ferroviários S.A. (Maxion Casting and Railway Equipments) to Amsted Industries, creating Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Amsted-Maxion Casting and Railway Equipments).

2000: Splitting of assets not related to the auto parts and railway equipments activities and version of these assets to a new company; Refrupar Participações S.A. (Refrupar Participations).

2001: Sale of the remaining 50% of Maxion International Motores S.A. (Maxion International Engines) to Navistar Transportation Corporation.

2002: Maxion Componentes Automotivos S.A. (Maxion Automotive Components), controlled by Iochpe-Maxion S.A., concluded the sales of the assets related to the production of hand break levers, jacks and pedals for automobiles from Batz do Brasil Ltda.

2002: Maxion Componentes Estruturais Ltda (Maxion Structural Components), controlled by Iochpe-Maxion S.A., concluded the purchase of the assets related to the production of steel wheels for agricultural machines and off road vehicles from Borlem S.A. Empreendimentos industrial (Borlem Industrial Enterprises).

2002: Sale of all participation of Maxion Nascam Ltda. To ZF Sistemas de Direção Ltda (ZF Steering Systems).

2003: the controlled party Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Amsted-Maxion Casting and Railway Equipments) accomplishes a contract of two industrial units and railway equipments in Osasco and Hortolândia, doubling its capacity to 5.000 railway wagons.

09.01 – BRIEF HISTORY OF THE COMPANY

09.01 – OPERATION SECTOR CHARACTERISTICS

BUSINESS REPORT 2003

In a year distinguished by the low economic growth and for the high interest rates, Iochpe-Maxion showed a significant growth in its business, having reached in 2003, a net sales growth of 64.3%, compared to the previous year, reaching R$ 675.7 million. This advance was achieved due to a strategy of current business growth, with the conquest of new contracts in the internal market and with the increase of exports.

The strong pressure of costs throughout 2003, specially for raw materials and taxes applied, also due to the high inflation of the second semester of 2002, added to the increase of the value of the Real compared to the Dollar, which decreased the value of exports, made the growth of our operational margins, in related to the previous year, become below the growth of the net sales: the operational profit (EBIT), that reached R$ 57.5 millions, showed a raise of 57.9%, while the generation of gross cash (EBITDA) reached R$ 89.4 millions, a growth of 29.5%.

The net result was a loss of R$ 5.1 million, compared to the loss of R$ 24.2 million in the same period of 2002. The high incurrence of income taxes and social contribution should be highlighted as a determining factor in this negative result (see explanation in the section "Financial Comments – Income Taxes, Social Contribution and Participations").

Internal Market

The strong expansion of the railway equipments sector in 2003 resulted in the growth of the participation of this sector in the net consolidated income of Iochpe-Maxion, arriving at 24.2%, against 14.6% of the previous year. On the other hand, the wheels and truck chassis, utility and agricultural machines participated with 58.8% of the net consolidated sale, against 58.5% in 2002. Finally, the sector of automobiles represented 16.9% of the net consolidated sale, against 26.8% of the previous year.

The Brazilian production of vehicles in 2003 added up to 1,827.7 thousand units, a growth of 2.0% in relation to the previous year. The biggest growth happened in the utility vehicle segment, with a production of 215.5 thousand and a growth of 20.3%. The bus segment grew 18.6%, with the production of 216.5 thousand units. The trucks segment, with a production of 77.9 thousand units, showed a growth of 13.7%. Finally, in the automobile segment, the production of 1,506.3 thousand units meant a fall of 1.0% in relation to the volume produced in 2002. The sales of vehicles in the local market reached 1,354.8 thousand units, a negative variation of 0.6% in relation to the previous year. On the other hand, the exports reached 535.4 thousand units, an increase of 29.1% in relation to 2002, while the imports were at 73.8 thousand units, a reduction of 36.0%.

The agricultural machines segment, with a production of 58.8 thousand units, showed a raise of 13.9%, stimulated by the growth of exports, which reached 21.4 thousand units, a growth of 105.5% in relation to the previous year.

The railway sector was impelled by the high growth of the agricultural production, metallurgic industry and mineral extraction, impelled by the increase of exports in these sectors. The national railway wagon market grew 716.0% in relation to 2002, arriving at 2,399 units. The markets

09.01 – OPERATION SECTOR CHARACTERISTICS

of railway wheels and railway cast materials practically maintained the same levels of the previous year.

External Market

The consolidated exports arrived at US$ 33.4 million in 2003, or R$ 100.7 million, a growth in US Dollars of 37.5% or 35.0% in Reais, in relation to the previous year. This growth happened due to the recovery of the exports to the Argentinean market, which grew from US$ 3.1 million in 2002 to US$ 5.2 million in 2003, to the growth of the cast railway, industrial and highway materials exports, which went from US$ 6.4 million in 2002 to US$ 7.7 million in 2003 and to the raise of US$ 5.2 million of the chassis and highway wheel exports in relation to the previous year. The main destinations of the consolidated exports values were: The U.S. with 41%; Canada with 16%; Africa/Middle East with 16% and Latin America with 16%. The participations in the value of the product consolidated exports were: highway wheels with 55%, railway equipments with 26% and chassis with 17%.
Net Revenue

The chart below shows the net sales per company and consolidated, in the internal market and in the external market.

Companies	Market	2003	2002	Var. 03/02 (%)
Maxion Componentes Estruturais	Internal	323,8	188,6	71,7%
	External	73,5	52,1	41,1%
	Total	397,3	240,7	65,1%
Amsted-Maxion Fund. e Railroad Equip.	Internal	274,5	75,8	262,1%
	External	53,6	44,6	20,2%
	Total	328,1	120,4	172,5%
Maxion Automobile comp.	Internal	113,9	97,9	16,3%
	External	0,4	0,2	100,0%
	Total	114,3	98,1	16,5%
Maxion Nacam (*)	Internal	—	12,2	—
(-) Consolidation Adjustments	Internal	(137,2)	(37,9)	—
	External	(26,8)	(22,3)	—
	Total	(164,0)	(60,2)	—

Iochpe-Maxion -	Internal	575,0	336,6	70,8%
Consolidated	External	100,7	74,6	35,0%
	Total	675,7	411,2	64,3%

(*) A Iochpe-Maxion has alienated its participation in the Maxion Nacam in September 2002.

(*) Iochpe-Maxion divestiture its participation in Maxion Nacam in September 2002

Controlled companies and Joint-Ventures

Iochpe-Maxion is the holding of companies operating in the auto parts and railway equipments sectors. Below is shown the chart of relevant corporate participations.

K34

09.02 – OPERATION SECTOR CHARACTERISTICS

IOCHPE-MAXION S.A.

Maxion Componentes Estruturais Ltda. 99,9%

Maxion Componentes Automotivos S.A 98,1%

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. 50,0%

Maxion Componentes Estruturais Ltda. (Maxion Structural Components)

At Maxion Componentes Estruturais (Maxion Structural Components), a company that produces wheels and chassis for trucks, buses, utility vehicles and tractors, the year was distinguished by a slight recovery in the internal market, followed by an outstanding growth due to the new businesses and the exports. Thus, the net revenue grew 65.1% above the previous year, while the national production of the segments of the clients of the company grew between 13% and 20% (see details in the section "Internal Market").

The exports represented 18.5% of the total net sales, a growth of 41.1% above the previous year in Reais, or 40.4% in US Dollars, showing the reheating of the Argentinean market of wheels and the growth of the exported volume of wheels to untraditional markets such as South Africa.

The net sales in the chassis segment reached R$ 204.9 million, a growth of 61.2% over 2002, while the wheel segment arrived at R$ 192.4 million, a growth of 69.4% over 2002.

Maxion Componentes Automotivos S.A. (Maxion Automotive Components)

A Maxion Componentes Automotivos (Maxion Automotive Components) produces glass raisers, locks, bolts, handles, keys and cylinders, hand break levers, hinges, trussed beams, pedals, water and oil pumps and jacks, mostly for automobiles. The glass raisers, main product of the company, were responsible in 2003 for 49.8% of the net revenue. The company is a leader in the national market in this segment, with 43% of share, as well as in the segment of hand break levers, in which it holds 44% of the market.

The net sales of R$ 114.3 million represented a growth of 16.5% above 2002, at a time when the Brazilian production of automobiles showed a fall of 1.0% in relation to

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FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)

09.02 – OPERATION SECTOR CHARACTERISTICS

to the previous year. The main factors for this net sales growth were the above average growth of Ford Escort/Fiesta platforms, for which the company supplies glass raisers with exclusivity, as well as the sales of desmodronic key sets to VW, which started in 2003.

Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Amsted-Maxion Casting and Railway Equipments)

Amsted-Maxion Fundição e Equipamentos Ferroviários (Amsted-Maxion Casting and Railway Equipments), a leading company in railway cargo wagons, wheels and industrial and railway cast materials, is a joint venture of Iochpe-Maxion and Amsted Industries, American company that is a world leader in the production of wheels and railway cast materials.

The year 2003 was distinguished by a strong demand for railway wagons, with the sale of 2,028 units, a growth of 589,8% in relation to the previous year. The value of exports reached 16.3% of the total net sales, representing a growth of 20.2% in Reais in relation to 2002 or 29.0% in US Dollars.

To meet this new demand level, two extra manufacturing units were hired through 2003 in São Paulo State, one in Osasco and the other in Hortolândia, raising the yearly production capacity of the company to more 5 thousand wagons and its cast components, such as rocker arms and couplings, enough to supply in this moment the demand of the internal and external markets.

Subsequently, already in the beginning of 2004, the company closed deals for supplying throughout the year 3.168 railway wagons, or around R$ 415 million.

Financial Comment

Gross Profit

The gross profit reached R$ 136,6 million in 2003 (R$ 86.6 million in 2002(, or 20.2% of the net sales (21.1% in 2002). The fact that the growth was lower than the raise of net sales is due to the reduction of profitability in the exports, due to the raise in the national currency value throughout the year and to the strong pressure on raw material costs, inputs, taxes applied and salaries.

Operational Expenses

The commercial expenses in 2003 were of R$ 44.1 million, or 6.5% of the net sales (7.4% of the net revenue in 2002), representing a growth of 45.4% in relation to the previous year. This growth happened due to a raise of the variable sales expenses, specially of freights, commissions and royalties related to exports, which represented in 2003 85.2% of the commercial expenses.

The administrative expenses reached R$ 33.3 million, or 4.9% of the net sales (7.0% in 2002), a growth of 16.1%. This growth happened due to the raise in salaries and social duties, which were responsible for 37.5% of this expense.

09.02 – OPERATION SECTOR CHARACTERISTICS

The other operational expenses in 2003 reached R$ 1.6 million, compared to the revenue of R$ 8.9 million in 2002, which happened because of the reversion of provisions of lawsuits extinct in that year, in the value of R$ 8.5 million.

Operational Result Before Financial Expenses. (EBIT)

the operational result (EBIT) reached 57.5 million, 57.9% more than the previous year, representing 8.5% over the net sales, against 8.9% in 2002. It must be highlighted that this percentage in 2002 was affected favorably by the reversion of provisions in the value of R$ 8.5 million, without which, the percentage would have been at 6.8% that year.

Net Financial Expense

The net financial expense reached R$ 38.1 million, 29.8% less than the previous year, representing 5.6% over the net sales, against 13.2% in 2002. The exchange rate variation was negative in R$ 4.0 million, therefore lower than the 14.0 million of 2002. The increase of the net debt in 2003 (see the reasons for this increase at Liquidity and Indebtedness, next) and the resulting financial expense, were compensated by the reduction of interest rates throughout the second semester.

Non-operating Result

In 2003, the non-operating result was negative in R% 5.9 million, against a positive result of R$ 6.2 million in 2002. This variation is due to the positive result of R$ 9.9 million obtained in 2002 with the total stake transfer in Maxion Nacam Ltda. and due to the constitution of provisions to assets of difficult fulfillment, throughout 2003.

Income Tax, Social Contribution and Participations

The expenses with income taxes and social contributions reached R$ 19.0 million in 2003 (R$ 17.5 million in 2002), against the profit before the income tax of R$ 13.5 million (loss of R$ 11.7 million in 2002). This high occurrence is due the fact that each of the participating companies of the consolidation has its contribution calculated individually, whereas the loss of a company can't be used to compensate the profit of another, besides the recognition of temporary differences. It is important to highlight that from the total amount of this Income Tax expense and Social Contribution, the effective disbursement reached only R$ 250 thousand, due to the use of tax credits.

The participations of minority meant a revenue of R$ 0.4 million this year (R$ 5.0 million in 2002).

Net Result

The net result was negative in R$ 5.1 million, lower than the loss of R$ 24.2 million in 2002. The positive notability was the high raise in net consolidated sales, in a year of low economic growth. The negative notabilities were the raise in costs, also because

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09.02 – OPERATION SECTOR CHARACTERISTICS

of the high inflation rates in the end of 2002, the reduction of the value in Reais of the exports and finally the high rates of taxation of Income taxes and social contribution.

Gross Cash Generation (EBITDA)

EBITDA Reconciliation	in R$ millions
Operational Result after the Net Financial Expenses	
(+) Net Financial Expenses	19,4
(+) Depreciation	23,9
(+) Amortization	8,0
(=) EBITDA	89,4

EBITDA registered a raise of 29.5% in relation to the previous year, reaching R$ 89.4 million. Since the participation of the net sales was 13.1%, a performance under the 16.8% of the previous fiscal year (the above items Gross Profit, Operational Expenses and Operational Result Before Expenses (EBIT) explain the reasons for this reduction).

Working Capital

In 2003, the working capital rose in R$ 13.8 million, especially due to the raises of R$ 2.4 million of the account receivables and in R$ 30.3 million in stock. The main reason for these raises was the growth of sales along 2003 and the upkeep of this growth in the beginning of 2004. Neutralizing partially the increase of assets, there have also been raises in the account payables to suppliers, taxes to be paid in the total sum of R$ 18.9 million.

Investments

The investments reached R$ 39.4 million in 2003 (R$ 37.0 million in 2002) that were destined to the development of new products and to the modernization of the industrial plants, with special attention to the increase of the capacity of production of railroad wheels and to the rent and maintenance of the two industrial units dedicated to the production of cast materials and railway wagons.

Liquidity and Indebtedness

The gross financial consolidated availability, at the end of 2003, reached R$ 16.4 million, of which R$ 12.7 million in short term and R$ 3.7 million applied in long term financial assets. The financial investments in US Dollars represented around 28% of the total availability in that time.

The gross consolidated bank indebtedness reached at the end of 2003 the sum of R$ 131.4 million, of which R$ 94.9 million in short term and R$ 36.5 million registered in long term. The main indexers of this indebtedness are the INPC, representing 35% of the total gross value followed by the US Dollar, with 31%, CDI with 22%, TJLP with 10% and IGPM with 3%.

The net consolidated bank indebtedness passed R$ 105.7 million in December 2002 to R$ 115.0 million in December 2003 (the items above Net Financial Expenses,

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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.02 – OPERATION SECTOR CHARACTERISTICS

Non Operational Result, Gross Cash Generation – EBITDA, Working Capital and Investments make explicit the reasons for this growth). the relation between this value and EBITDA was 1.3x in 2003, therefore lower to the relation of 1.5x in 2002, representing the constant concert with the upkeep of an adequate capital structure.

Consolidating all the liabilities and assets denominated in US Dollars, the net exchange exposition reached at the end If 2003 a liable position of US$ 11.1 million. Iochpe-Maxion made the payment in may 2003, of the first installment of its fourth debentures issuing (only active issuing) in the value of R$ 18.1 million, having left a sold at the end of the year of R$ 26.5 million, with due dates scheduled to May 2004 and 2005.

Capital Market

There have been 1.347 transactions carried out with Iochpe-Maxion stocks in the São Paulo stock exchange (BOVESPA) during 2003, reaching the volume of 201.2 million stocks and a value of R$ 11.8 million. The preferred shares of Iochpe-Maxion (MYPK4) closed the year with a value of R$ 83.00 per thousand, for a patrimonial value of R$ 56.19 per ten thousands.

The website of investor relations of Iochpe-Maxion, www.iochpe-maxion.com.br, has detailed information about the company, including, among Other, financial reports, presentations and releases.

In compliance with Instruction # 381 of the Real Estate Value Commission, we inform that during the fiscal year of 2003, Iochpe-Maxion and its controlled parties, hired corporate, fiscal and tax consulting services in the value of R$ 9,300.00 with PriceWaterhouseCoopers Independent Auditors. This value represents around 2.6% of the external audit service fees. Discussing with its independent auditors, Iochpe-Maxion concluded that these services supplied did not affect the independence and objectivity of these, due to the scope setting and the procedures carried out. Iochpe-Maxion has the policy of complying with the laws that define the restrictions of services of the independent auditors.

The Management.

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COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

09.03 – BUSINESS SEASON PERIODS

FOR ALL PRODUCTS
Higher sale concentration between March and November of each year.

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FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN - INFORMAÇÕES ANUAIS Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.1 - PRODUTOS E SERVIÇOS OFERECIDOS

1 - ITEM	2 – MAIN PRODUCTS AND/OR SERVICES	3 - % RECEITA LÍQUIDA
01	STRUCTURAL COMPONENTS – WHEELS AND FRAMES	59,00
02	AUTOMOTIVE COMPONENTS GLASS LIFTS, HANDLES	17,00
03	CASTING AND RAILROAD EQUIPMENT	24,00

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN –ANNUAL INFORMATION Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.1 – PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - RAW-MATERIAL	3 - IMPORTS	4 - VALUE OF IMPORTS (Thousand Reais)	5 – AVAILABLE LOCAL MARKET	6 – AVAILABLE FOREIGN MARKET
7 – SUPPLIER NAME			8 – TYPE OF SUPPLIER		9 - % SUPPLY ON TOTAL PURCHASES
01	Spools / steel plate	NO	0	YES	YES
Cia Siderúrgica Nacional			NOT ASSOCIATED		39,89
02	Spools / steel plate	NO	0	YES	YES
Cia Siderúrgica Nacional			NOT ASSOCIATED		13,01
03	Electrical Engines	NO	0	YES	YES
Bosch			NOT ASSOCIATED		3,55
04	Railroad Breaks	NO	0	YES	YES
Knorr Bremse			NOT ASSOCIATED		2,98

05	Paints and Solvents	NO	0	YES	YES
PPG Ind. do Brasil Ltda.			NOT ASSOCIATED		2,47

06	Casts	NO	0	YES	YES
Company Comércio e Construção			NOT ASSOCIATED		2,01

07	Steel Profiling	NO	0	YES	YES
Montepino			NOT ASSOCIATED		1,91

08	Casts	NO	0	YES	YES
Cruzaço Fundição e Mecânica			NOT ASSOCIATED		1,37

09	Electrical Engines	NO	0	YES	YES
CEBI			NOT ASSOCIATED		1,17

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN – ANNUAL INFORMATION Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.1 – OFFERED PRODUCTS AND SEVICES

1 - ITEM	2 – RAW-MATERIAL	3 - IMPORT	4 – IMPORT VALUE (Thousand Reais)	5 – AVAIBLAE LOAL MARKET	6 – AVAILABLE EXTERNAL MARKET
7 – NAME OF SUPPLIERS			8 – TYPE OF SUPPLIER		9 - % OF SUPPLIER ON THE COMPANY'S TOTAL OF PURCHASE
10	Steel bars and plates	NO	0	YES	YES
Multiaços Ind. Com.			NOT ASSOCIATED		0,74
11	Steel Plated profile	NO	0	YES	YES
Aços Villares S.A.			NOT ASSOCIATED		0,73
12	Iron alloys	NO	0	YES	YES
Ferlig Ferro Ligas Ltda.			NOT ASSOCIATED		0,69

13	Railroad shafts	NO	0	YES	YES
MWL Brasil Rodas e Eixos Ltda.			NOT ASSOCIATED		0,69
14	Electrical engines	YES	242.702.428	NO	YES
Mabuchi			NOTASSOCIATED		0,65
15	Support / pins	NO	0	YES	YES
SIFCO S.A.			NOT ASSOCIATED		0,64
16	Automobile components	NO	0	YES	YES
Prolind. Ind. Ltda.			NOT ASSOCIATED		0,58
17	Scrap iron	NO	0	YES	YES
Rosa Comércio de Sucata Ltda.			NOT ASSOCIATED		0,55
18	Sold wires	NO	0	YES	YES
Belgo Bekaert S.A.			NOT ASSOCIATED		0,54

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN – ANNUAL INFORMATION Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.1 – OFFERED PRODUCTS AND SERVICES

1 - ITEM	2 - RAW-MATERIAL	3 - IMPORT	4 – IMPORT VALUE (Thousand Reais)	5 – AVAILABLE IN THE LOCAL MARKET	6 – AVAILABLE IN THE EXTERNAL MARKET
7 - NAME OF SUPPLIER			8 - TIPO DE FORNECEDOR		9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA
19	Casts	NO	0	YES	YES
Metallince Ind. e Com. Ltda.			NO ASSOCIATED		0,44
20	Spools / steel plate	NO	0	YES	YES
Paulifer S.A. Ind. Com. Ferro			NO ASSOCIATED		0,42

K44

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
IAN – ANNUAL INFORMATION Base Date - 31/12/2003

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.3 – MAIN CUSTOMERS BY PRODUCT AND/OR SERVICES

1 - ITEM	2 - ITEM	3 - NAME OF PRODUCT / NAME OF CUSTOMER	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
001		CHASSIS AND WHEELS	
001	001	VOLKSWAGEN	11,48
001	002	EXPORT	10,88
001	003	DAIMLER CHRYSLER	9,78
001	004	TRACTORS	7,37
001	005	GENERAL MOTORS	3,86
001	006	SPARE PARTS	3,57
001	007	SCANIA	2,81
001	008	OTHER	9,05
002		AUTOMOBILE COMPONENTS	
002	001	FIAT DO BRASIL	4,95

002	002	GENERAL MOTORS		3,99
002	003	VOLKSWAGEN		2,99
002	004	SAS AUTOMOTIVE		2,18
002	005	FORD		1,14
002	006	OUTHERS		1,67
003		RAILROAD EQUIPMENT		
003	001	CIA VALE DO RIO DOCE		16,75
003	002	EXPORTS		3,96
003	003	CATERPILLAR		1,14
003	004	OUTHERS		2,43

K45

11.01 – PRODUCTION PROCESS

CHASSIS

The steel plates are initially cut then pressed in each products´ own line.

The struts and crossbeams are welded or assembled.

Painting: Through the E-Coat process, receiving anti rusting treatment.

WHEELS

The plates are cut and pressed.

The components are welded and molded.

Painting: Through the E-Coat process, receiving anti rusting treatment.

AUTOMOTIVE COMPONENTS

The various steel components are cut and molded.

The other purchased components are gathered, and the products are assembled in each assembly line.

RAILWAY EQUIPMENTS

The wagon components are cast in steel (wheels, couplings, rocker arms, etc.), and supplemented with other externally acquired components for the assembly of complete wagons.

K 46

11.01 – PRODUCTION PROCESS

K 47

11.02 – TRADE, DISTRIBUTION, MARKET AND EXPORT PROCESS

SALES

WHEELS

Original equipment – Direct negotiations with buses and truck factories and the highway equipments factories.

Replacement – through commissioned autonomist representatives, covering the whole national territory.

CHASSIS, STRUTS AND CROSSBEAMS

Negotiation through own sales team and sales representatives defined by the company.

WAGONS

Direct Negotiation with clients, without brokers.

CAST STEEL PARTS

In the São Paulo region, the sales are carried out directly by the company, for the other regions, the sales are done through autonomist commissioned representatives, according to the region.

AUTOMOTIVE COMPONENTS

Through a specific sales departments to serve the factories and distributors.

DISTRIBUTION

WHEELS, CHASSIS, STRUTS AND CROSSBEAMS

The deliveries are done directly by the company to the clients, except for replacements, for which the freight from São Paulo to its destination is the buyer's responsibility.

WAGONS, HIGHWAY EQUIPMENTS AND CAST STEEL PARTS

The deliveries are done in the factory itself, except for the external market, in which the distribution is done through distributing agents in various countries.

AUTOMOTIVE COMPONENTS
Direct sales to factories.

MARKET

WHEELS

Buses and trucks factories, highway equipments factories, wholesalers, auto parts shops.

HIGHWAY EQUIPMENTS

Highway equipment factories.

CHASSIS, STRUTS AND CROSSBEAMS

Buses and truck factories.

CAST STEEL PARTS

Factories and users of wagons, trucks, tractors, mechanical shovels and equipments.
Railway transportation companies, state companies and companies with private fleets, private state companies.

K 48

11.02 – TRADE, DISTRIBUTION, MARKET AND EXPORT PROCESS

AUTOMOTIVE COMPONENTS
Passenger automobile factories and other vehicles in general.

EXPORTS

The company exported in 2003 the sum of US$ 33.4 million

% of revenue: 1998 =17.3%
1999 =21.5%
2000 =23.0%
2001 =14.6%

2002	=18.1%
2003	=14.9%

11.02 – POSITIONING OF THE COMPETITIVE PROCESS

1- Chassis and structural components

Maxion Structural Components holds around 71% If the Brazilian truck chassis market, buses and pick ups, having as competitors Dana Corporation and the factories themselves.

2- Heavy wheels

Maxion Structural Components participates with 53% of the national market of heavy wheels, for trucks, buses and tractors, having as competitors Borlem – Equipamentos Industriais S.A. (Borlem Industrial Equipments) and imports.

3- Industrial and Railway Cast Materials

Wagons – 83% (Imports / CCC / Ttrans)
Railway wheels – 40% (Competitor: Mafersa)
Railway Cast Materials – 80% (Competitor: Cruzaço, Líder and Sidesa)
Industrial Cast Materials – 60% (Competitor: Altona)

4 – Automotive Components
Glass raisers – 43% (Competitors: Iramec, Meritor, Brose, Lames, Grinfa, Carto and Magna)
Locks – 10% (Competitors: Valeo, KieKert, Magna and Meritor)
Handles, keys and cylinders – 9% (Competitors: Edscha, Polone, Ficosa, Metalúrgica Jardim, Zanetini Bravosi, Iman and Sofedit)

12.02 – PPATENTS, COMERCIAL BRANDS AND FRANCHISES

The Iochpe group started its activities in 1918 in the slumber business in Rio Grande do Sul state, having diversified its activities in the industrial sector, where it concentrates its businesses currently. the main events since then are described below:

1968 – acquisition of Indústria de Máquinas Agrícolas Ideal ("Ideal" Agricultural Machines Industry), producer of harvesters.

1973 – beginning of operations of Banco Iochpe S.A. (Iochpe Bank) deactivated in January 1998.

1978 – creation of Edisa Informática S.A. (Edisa IT). Afterwards, in 1989, Edisa evolved into a joint venture with Hewlett Packard, of which the Iochpe Group holds 46.9% of participation.

1982 – purchase of 29.2% of participation in Riocell S.A., producer of cellulose and paper.

1984 – acquisition and nationalization of Massey Perkins S.A., producer of agricultural tractors, harvesters and diesel engines.

1990 – *acquisition of* FNV – Veículos e Equipamentos S.A. (FNV – Vehicles and Equipments), producer of heavy wheels, struts and chassis, cast in sand molds and cast in lead molds (railway wheels).

1994: acquisition of Midland Steel Corporation (currently Iochpe-Maxion, Inc.), producer of chassis, struts and crossbeams aimed for the American market.

1994: acquisition of Eluma Autopeças Ltda (Eluma Auto Parts), changing its name to IM Autopeças Ltda (IM Auto Parts), producer of manual and electric glass raisers, steering wheel strings, water and oil pumps, hinges and other components.

1996: joint-venture with Brosol, creating Tecmisa – Componentes Automotivos S.A. (Tecmisa Automotive Components), producer or glass raisers, locks, handles, cylinders and hinge keys.

1996: deinvestment of the production and sales of agricultural machines, concentrating its activities exclusively in the automotive parts segment.

1997: start of the activities of Iochpe-Maxion Argentina S.A. in the production of diesel engines in that country.

- joint-venture with Dana/Parish Heavy Truck Division for the production of chassis and components in the U.S.

- joint-venture with Lemforder-Nacam aiming at the production of steering wheel strings at Maxion Lemforder Ltda. (current Maxion Nacam Ltda.).

- creation of 4 companies that start to operate the former business divisions:
  - Maxion Componentes Estruturais Ltda. (Maxion Structural Components)
  - Maxion Fundição e Equipamentos Ferroviários Ltda. (Maxion Casting and Railway Equipments)
  - Maxion Motores Ltda (Maxion Engines). (current Maxion International Motores S.A.) – Sold in 2000.
  Tecmisa Componentes Automotivos S.A. *(current Maxion Componentes Automotivos S.A.)*

12.02 – PPATENTS, COMERCIAL BRANDS AND FRANCHISES

1998: conclusion of the corporate and financial restructuring process with capitalization and inclusion of new associates sharing the control of the Company (Bradesco and BNDESPAR Groups).

1998: Signed a contract of intentions regulating the sale of 50% of the controlled party Maxion Motores S.A. (Maxion Engines), to Navistar International Transportation Corporation.

Spontaneous Representation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

13.01- PROPRIEDADES RELEVANTES

1 - ITEM	2 - TIPO DE PROPRIEDADE	3 – ENDEREÇO

4 - MUNICÍPIO	5 - STATE	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11- ALUGADA DE TERCEIROS	12 - DATE DO CONTRATO	13 - NUMBER LOCAÇÃO
14 - OBSERVAÇÃO									
01	FÁBRICA					R. DR. OTHON BARCELOS, 83			
CRUZEIRO	SP	543.000	98.300	54	YES	YES	NO		
02	FÁBRICA					AV. JOÃO CESAR OLIEIRA, 4205			
CONTAGEM	MG	75.000	14.000	19	YES	YES	NO		

K53

12.02 – ENVIRONMENTAL PROBLEMS

Problems related to a metallurgical and casting industry, such as: liberation of gases and chemical products used in the blast cleaning process, gases coming from fuel burning in the boilers, ovens or drying systems, generated in the casting process, painting and/or surface treatment processes, all properly controlled and/or having the control studied, through neutralizing systems, combustion control, holding filters, confinement cabinets, exhaust and residue retention systems. The company has never been fined for reasons nor had its activities halted due to those kinds of problems.

Spontaneous Representation

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/12/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

16.01- SHARES JUDICIAIS COM VALUE SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OR DO LUCRO LÍQUIDO

1 - ITEM	2 - DESCRIPTION	3 - % NET WORTH	4 - % NET PROFIT	5 - RESERVE	6 - VALUE (Thousand Reais)
01	LABOR	0.00	0.00		0
02	TAX	29.68	0.00	YES	44.966
03	OTHER	0.00	0.00		0

K55

18.01- BYLAWS

BYLAWS IOCHPE MAXION S.A.

CHAPTER I

NAME, HEAD OFFICE, OBJECTIVE AND DURATION

Art. 1st – IOCHPE-MAXION S/A is a corporation that is conducted by the present by laws and by the pertaining norms.

Art. 2nd – The corporation is headquartered and has forum in the Municipality of São Paulo, State of São Paulo and can create and extinguish branches and other establishments, in the country and abroad.

Art. 3rd - The Company objectives are:
a) – manufacturing, machining, assembling, distribution or sale of any types of engines, vehicles, agricultural and industrial tractors, agricultural machines and implements, highway machines and self propelled harvesters, as well as any appliance, spare instruments and accessories of them, equipment with or without engine, components for the metallurgic, railroads and highway industries, tools, tooling, storage boxes and other connected products used in the industrial production, as well as the foundry, enamelling, tin-coating, plastic, metallurgic, mechanics in all its applications and forms, as well as the trade, processing, export, import as distribution of products pertinent to the industry;

b) – raw material and intermediary products for the manufacturing of finished goods related to the corporate objective, destined to trading;

c) – technical assistance service rendering to other companies in the same industry;

d) – technical assistance, service renting, trading intermediate on own or third parties account, commission or consignment related to the social objective;

e) – rental of goods belonging to its fixed asset;

f) – participation in other corporations national or foreign as partner, quotaholder or shareholder;

g) - representation of other corporations, national or foreign, on own or third parties account, in connection to objective mentioned;

h) – implementation and maintenance of training centers for the usage of its products; e,

i) - development of experimental cultures in rural areas own or belonging to third parties.

Art. 4th – The Corporation duration is undetermined.

CHAPTER II

CAPITAL AND SHARES

Art. 5th – The social capital is R$161,463,287.99 divided into 2,661,615,270 nominative shares without nominal value, being 921,429,894 ordinary and 1,740,185,376 preferred.

Art. 6th – The Corporation is authorized to raise its social capital independently of by laws reform, up to the limit of more 300,000,000 shares, being 100,000,000 ordinary and 200,000,000 preferred, with the same characteristics as the preferred shares than existing.

First Paragraph - The issuing (of shares) within the limits of the authorized capital will be effective by deliberation of the Board of Directors which will decide the quantity of shares issued, the issuing timeframe and integration conditions, as well as the remaining forms and procedures referring to each issuing.

Spontaneous Representation

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/12/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

Second Paragraph - The Corporation will be allowed, within the limit of authorized capital and, in accordance with the plan approved by the Stockholders General Meeting, to grants option for acquiring shares to its administrators, employees or natural persons rendering services to the Corporation, in accordance to the 3° paragraph of art 168 of Law 6404/76.

Third Paragraph – The Company also will be allowed to issue subscription bonus observing the limit of authorized capital, through deliberation of the Board of Directors.

Art. 7th Each ordinary registered share will grant the right to 1 (one) vote in the Stockholders Meetings Resolutions. The preferred shares do not have voting rights, having as an advantage the priority in the capital reimbursement, without premium, in the proportion of their participation in the social capital, in case of a possible liquidation of the Corporation.

First Paragraph - The preferred shares will have a preference in the distributed income, as well as participation in the capital increases resulting from monetary correction and capitalization of reserves and income, in equal conditions with the ordinary shares.

Second Paragraph – The Company is authorized through resolution of the General Meeting to create new classes of preferred shares more favored than the ones mentioned in the 1st paragraph of this article, being observed regarding the shares without the voting right the limit established on 2nd paragraph of article 15th of Law no. 6.404 of 12/15/76.

Third Paragraph - The Company capital increases can comprehend ordinary shares or preferred shares, of one or more classes, or only one type or class, without keeping proportion between the shares of each species or class, being observed regarding the preferred without voting right the maximum legal limit.
Fourth Paragraph - The shares will have the scriptural form and will be kept in deposit accounts in the name of the owners, in the authorized financial institution designated by the Company without issuing certificates.

Art. 8th – The stockholders in the proportion of the shares owned will have the right of preference for subscription of new shares and/or mobile values convertible into stock, except what is disposed in paragraph 2nd of this article.

First Paragraph - The time frame for exercising the right of preference will be of 30 (thirty) days, counted from the publication date of the mint authorizing the respective increase of competent notice. The organ authorizing the isle can increase the mentioned period until the double.

Second Paragraph - In any stock issuing, debentures or beneficiary parts convertible into stock and subscription bonus, which placement through sales in Stock Market public subscription, or exchange for stock, in public offer for control acquisition, in the legal terms, could be excluded, by decision of the competent organ for the respective issue, the right of preference of the prior stockholders.

Art. 9th - In the capital increases through stock subscription or conversion of these into titles, the Stockholders Assembly or the Board of Directors, according to the case, can establish that dividends calculated "pro rata tempore" be attributed to the new capital, since the interested parties be advised in advance.

Art. 10th - The stock depositary financial institution can charge the cost for the service of transferring the stocks property taking into consideration the maximum limits determined the Movable Values Commission (CVM) [Stock Exchange Commission).

Art. 11th - The Company can convert scriptural stock into any other form legally accepted.

Art, 12th - The new stock resulting form capital increase, will be issued and placed at the stockholders disposals within the timeframe of 60 (sixty) days from the issue record approval date by the Movable Values Commission (CVM).

CHAPTER III

STOCK HOLDERS GENERAL MEETING

Art. 13th - The Stockholders General Meeting with competence described in law will meet ordinarily within the four months following the fiscal year end, and extraordinarily every time that the social interests so demand.

Spontaneous Representation

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/12/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

Art. 14th - The Stockholders General Meeting will be called by the Board of Directors, or, in its absence, by the persons foreseen by law, being their work installed and directed by the Chairman of the Board of Directors and in absence of this, or, in absence of both, by president and secretary chosen by stockholders present.

Art. 15th - Only will be allowed to participate in the General Meeting the stockholders with shares registered in their names until the given assembly date, in the competent book.

Sole Paragraph - The stockholder could be represented in the General Meeting by attomey named within the period of 1 (one) year that is stockholder administrator or lawyer of the Company.

Art. 16th - The Company can demand within the period defined by convoking announcement, the delivery of the power of attomey in the company headquarters under the penalty of the attomey not being authorized to exercise the mandate. It could also suspend, for the same period, being the legal limitations obeyed, suspend the stock transfers, conversions and unfolding.

CHAPTER IV
ADMINISTRATION

SECTION I – GENERAL PART

Art. 17th - The Administration of the Company is responsibility of the Board of Directors and the Board of Directors which members will be elected for a mandate of one year, being allowed the reelection.

First Paragraph – The investiture of each of the members of the Board of Directors and Board of Directors elected will be done though a term registered in the respective organ meeting Minute Book, and will be totally entitled to the full exercise of their functions until the investiture of the new elected.

Second Paragraph - It competes to the General Meeting to determine the Board Members and Board of Directors remuneration. The remuneration could be voted in individual allotment, for each member, or in total allotment, being in that case responsibility of the Board of Directors to decide about the distribution.

Third Paragraph - The administrators will receive, besides the remuneration mentioned in the prior paragraph, the income participation mentioned in article 36.

SECTION II – BOARD OF DIRECTORS

Art. 18th – The Board of Directors will be composed from 3 (three) to 15 (fifteen) members, being allowed substitutes, all elected by the General Meeting among the Company's stockholders.

Sole Paragraph - The Chairman and the Vice-Chairman of the Board of Directors will be elected among the members.

Art. 19th - It is allowed to any member of the Board to make specific indication of another member of the board to replace her/him in her/his temporary absences or impediment.

Sole Paragraph - In case of vacancy the substitute, if existing, will be invested, if not the General Meeting will be convoked, for within 30 (thirty) days, elect the titular to fulfill the remaining of the mandate.

Art. 20th - The Board of Directors will meet when called by its Chairman or by tow members of the board in conjunct.

1st Paragraph - The meetings will be convoked through written communication, with 3 (three) days minimum anticipation, containing place, date and schedule, except in cases of proved urgency when the period can be reduced.

2nd Paragraph - All the meeting with presence of all members will be considered regulars, independently of any pertaining formalities or since all declare their agreement in dispensing them.

3rd Paragraph - In order that the Board of Directors meetings can be installed and deliberate with validity, it will be necessary the presence of the majority of its members in exercise, being considered present the one, that in the occasion is represented by her/his substitute or that has sent here/his vote in writing.

Spontaneous Representation

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/12/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

4th Paragraph - The resolutions will be taken by simple majority of votes and be included in the minutes recorded in the adequate book.

5th Paragraph – It competes to the Chairmen of the Board, and, in her/his absence or impediment the Vice Chairman:
a - To chair the organ meetings;
b - To supervise the organ administrative services;
c - To represent the organ in cases of section "g" of art. 21st.

Art. 21st – It competes to the Board of Directors:
a - To determine the Company general business orientation and follow up its development, orienting, where applicable, the Board of Directors administration;
b - To approve yearly multi annual operation and investment budgets;
c - Establish the Society administrative structure, and approve its bylaws;
d - To elect and dismiss Corporate Directors determining their respective assignments
e - To determine and distribute within the limits established by the Ordinary General Meeting the administrators remuneration ' when voted in global allotment, as well as the employees participation;
f - To establish social welfare and benefit plans for the company employees and administrators;
g - To call the Ordinary and Extraordinary General Assemblies, in the cases described in the law or when considered convenient;
h - To express opinion about the administration report and the financial reports and the Board of Directors accounts;
i - To deliberate "ad referendum" of the General Meeting, about the dividends payment, including the interim dividends;
j - To express opinion about directing to the General Meeting proposals initiated by the Board of Directors;
k To choose and destitute independent auditors;
l - To authorize the acquisition of stock issued by the Company for canceling or remaining in the treasury or later alienation;
m - To arrogate for its decision any subject that consider important to the orientation of the Company businesses, respected the General Meeting competence;
n - To authorize the constitution, fusion, incorporation, split and extinction of allied or controlled societies;

o - To authorize the celebration of agreements, acts or contracts between the Company and its associates and connect persons;

p – To authorize the Company to participate in other societies, as well as sell or promise to sell participation in other societies;
q - To authorize operations involving sale, encumbrance, license or usage of trade marks, patents and technology;
r - To authorize the sale of goods belonging to the fixed assets, the constitution of real burden and offer guarantees to third parties obligations, as well as acts and contracts, every time that the value, in any of the cases listed in this paragraph exceeds the limits eventually fixed by the Board itself in the meeting the every year elects the Board of Directors;
s - To deliberate about the omissive cases as well about any other subjects provided for in this Bylaw.
t - To decide about the formulation of Company policies referring to the Stock Preaches Option Plan;

First Paragraph – It is also competence of the Board of Directors to determine the Company orientation in the societies that it participates and establish the vote content to be carried out by the Company or persons indicated regarding the election

and destitution of administrators, to the bylaws or social contracts alteration of the mentioned companies, as well as the matters listed in the head of this article, paragraphs "i", "k", "l", "n", "o", "p", "r" and "t" still in what regards to Societies.
Second Paragraph – The Board of Directors can subdivide itself into Committees which number, composition attributions that organ will provide.

SECTION III – THE BOARD OF DIRECTORS

Art. 22nd – The Board of Directors will be composed minimally of 10 (ten), up to maximum of 25 (twenty five) Directors, stockholders or not, all resident in the Country, divided in the following levels: one Director President, up to 5 General Directors; up to 7 Corporate Directors; and up to 12 Operations Superintendents Directors.

Sole Paragraph - The relation among the Directors will be established by the Board of Directors through a Bylaw.

Art. 23rd - It competes to the Directors, in the form provided in this Bylaw, to represent the Company, actively and passively, in court or out of it, as well as the administration of the trade in general and the practice of all the administrative and disposition acts,

needed or convenient to the accomplishment of the social objective, including celebrating acts and contracts of any nature or purpose, even for the acquisition, sale or burdening of fixed assets goods, to constitute real burden and give guarantees to the obligations of third parties observed specially the precepts and limits of articles 21st and 25th of this Bylaw.

Art. 24th - Besides the attributions given by this Bylaw or by the Board of Directors, it competes:
I to the Director President:
a - To call and preside the Board of Directors meetings;
b - To submit to the Board of Directors the Annual and Multi annual Plans, as well as the financial reports described by law that depend of her/his appreciation or deliberation;
c - To propose to the Board of Directors modifications in the Bylaw.

II to the General Directors, Corporate Directors and Operations Superintendents Directors
a - To carry out the activities indicated by the Director President;
b - To practice the administrative acts included in the Bylaw, approved by the Board of Directors;

Art. 25th - With the exceptions foreseen in this Bylaw, any act or contract that imply in Company responsibility or obligation before third parties or the exoneration of these before it, will be mandatory signed:
a - By the Director President;
b - By 2 (two) General Directors together;
c - By 1 (one) General Director in conjunction with 1 (one) Corporation Director, indicated by the Director President;
d - By 2 (two) Corporation Directors, together indicated by the Board;
e - By 1 (one) Corporation Director with 1 (one) Operations Superintendent Director as determined by the Board of Directors Bylaw.
a - By 1 (one) Operations Superintendent Director always with one attorney with special powers.

First paragraph - The company could be represented by 1 (one) Director:
a - Before federal, state, municipal public bureaus, autarchies, public or mixed enterprises;
b - When dealing with receiving or giving acquittal of amounts or values due to the Company;
c - Sign correspondences and acts of simples routine;
d - To endorse titles for collection or deposit in name of the Company;
e - For giving testimony in Court, through the Director President or other Director designated by the Board of Directors for such purpose, every time that the Company was regularly cited, with the power of confessing.

Second Paragraph – The provisions of this article do not restrain the representation of the Company by one or more attorneys.

Art. 26th - The power of attorneys we always be granted in the name of the Company by the Director President or in conjunction of two General Directors, or by two Corporation Directors designated by the Board of Directors.

Sole Paragraph – The power of attorneys should always specify the powers given and, exception made to the ones granted for judicial purposes, will have limited period of validity.

Art. 27th - The Board of Directors will meet when needed, by a call of the Director President or her/his substitute, or, in the absence of these, of two Directors. The meetings will be chaired by the Director President or her/his substitute, or, in the absence of these, by the Director chosen in the occasion.

First Paragraph - In order of installing the Board of Directors meetings and to validly deliberate, it is necessary the presence, in first call, of the majority of its members in exercise, among them, mandatory the Director President or her/his substitute, or in second convocation, of any number of members, after expedition of new convocation.

Second Paragraph - *The Board of Directors resolutions will be included in the minutes recorded in the adequate book and will be* taken by majority of votes, being responsibility of the meeting Chairman the deciding vote.

Art. 28th - The Director President, in here/his absences or impediments, will be substituted by the General Director of Corporation Director indicated for this position by the Director President, or in the lack of her/his indication, by the one indicated by the Board of Directors, being allowed the accumulation of functions and votes. In case of vacancy, the Board of Directors, in the 15 (fifteen) days following the vacancy will elect the substitute which will exercise the position for the substituted remaining time.

Art. 29th - The General Directors, Corporation Directors or Superintend Directors will have substitutes, indicated by the Board of Directors, incases of impediment, and elected by the same, in case of vacancy. In this last hypothesis, the elected Director will exercise her/his functions until the end of the Board of Directors in exercise mandate, or until replaced by deliberation of the Board of Directors.

Art. 30th - It is expressly forbidden to the Board of Directors the practice, in name of the Company of any act related to the business or operations foreign to the social object, except if in the interest of societies of the same control of the Company.

Art. 31st – The Company will have a Fiscal Counsel that will only function in the fiscal years of its installation upon the *stockholders request representing at least one tenth of the shares with voting right or five percent of the shares without voting* right, in accordance with the law.

Art. 32nd – The Fiscal Counsel when functioning will be formed of, at least, 3 (three) and maximum 5 (five) members, and the same number of substitute's, elected by the General Meeting, which will determine their remuneration, being obeyed the legal minimum.

Art. 33rd – The members of the Fiscal Counsel, natural persons stockholders or not, residents in the country, satisfying the requisites and impediments foreseen by law, will have the competence disciplined in it.

CHAPTER VI
FISCAL YEAR AND INCOME

Art. 34th – The fiscal year will have the duration of 1 (one) year, starting on the 1st (first) of January and ending on 31 (thirty-one) of December of the same year.

Art. 35th - At the end of each fiscal year the Board of Directors will have the preparation of the financial reports foreseen by law, observed the norms in force at the time. The Company could also prepare semi-annual or quarter balance sheets.

Art. 36th - From the fiscal year result after the deduction of Accrued losses, if any, and the accrual for income tax payment, will be *taken the parcel destined to the administrators participation in the income, observed the limits defined by law, which*

payment will be conditioned to the effective distribution to the stockholders of the mandatory dividend stipulated in this article.

First Paragraph - The fiscal year net income, calculated in accordance with the terms of art. 191 of Law 6404, of December 15, 1976, will have the following destination; a) 5% (five percent) for constituting the Legal Reserve, that will not exceed 20% (twenty percent) of the social capital; b) 37% (thirty seven percent) for distribution, as mandatory dividend; e, c) the remaining that was not appropriated to statutory reserve which treats the second paragraph below, or, retained in the way described in capital budget approved by the General Meeting, will be destined as supplementary dividend to the stockholders.

Second paragraph - The investment and Working Capital Reserve will be destined to assert investment in fixed assets goods and increase in the working capital, including the amortization of Company's debts, as well as the capitalization and financing of controlled and allied societies. It will be formed with annual parcel of at least 10% (tem percent) and maximum 58% (fifty eight percent) of the net income and will have as upper limit an amount the cannot exceed, in conjunction with, the Legal Reserve, the amount of the social capital.

Third Paragraph - The General Meeting when considering sufficient the amount of said statutory reserve, could destine the excess for distribution to the stockholders.

Art. 37 – The Board of Directors could declare dividends upon the income calculated on the semi-annual patrimonial balance sheet, as well as declare intermediary dividends upon the surplus income or reserves, obeyed the legal limits. When declared intermediary dividends, in percent not lower than the mandatory the Board can authorize "ad referendum" of the General Meeting the proportional participation to the Administrators.

Art. 38th - The action for having dividends prescribes in 3 (three) years, starting from the date that were put at the stockholders disposition.

CHAPTER VII
LIQUIDATION

Art. 39 – The society will dissolve itself and will enter in liquidation in the cases foreseen by the law, in the way established by the General Meeting, which will designate liquidators that should function during the liquidation period.

CHAPTER VIII
TRANSITORY DISPOSITION
Art. 40th – The effective conversion of bearer shares into scriptural shares depends upon the presentation of the respective certificates in circulation. Until the effectuation of such conversion the ordinary bearer shares will remain without voting right.



PRICEWATERHOUSECOOPERS

Iochpe Maxion S.A.

Independent Auditors' Report on the limited review of Quarter Information – ITR March 31st 2003 and 2002

H1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 610005
05001-400 São Paulo, SP – Brasil
Telephone (011) 3674-200

Independent auditors' report on the limited review

April 23rd, 2003

To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarterlies ending on March 31st 2003 and March 31st 2002, made under the responsibility of the company's administration. Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

2 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

3 The Quarter Information – ITR also contain accounting information regarding the quarter ending on December 31st 2002. We have examined this information when presented to us in connection to the finance statements exams at that date, on which we have issued our corresponding opinion, without exception on January 24th, 2003 with the mention of responsibility sharing since the financial statements exam of Iochpe Holding, LLC on December 31st, 2002 was conducted under the responsibility of other auditors.

(Signed)	(Signed)
PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/0-51	Pedro Ozires Predeus Partner Accountant CRC 1SP061331/O-3

H2

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75
4- NIRE		
35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS				2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor				Brooklin novo
3-CEP (ZIP CODE)	4- COUNTY			5- STATE
04575-20	São Paulo			SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 – TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 - FAX	14 - FAX	
15 - E- MAIL				
becker@iochep.com.br				

01.03 - DIRECTOR OF RELATIONSHIP WITH INVESTORS (Address for Correspondence with the Company)

1 – NAME				
Oscar Antônio Fontoura Becker				
2 - FULL ADDRESS				3 – NEIGHBORHOOD
Rua: Luigi Galvani, 146 - 13th floor				Brooklin Novo
4 - CEP (ZIP CODE)	5 – COUNTY			6 - STATE
04575-020	São Paulo			SP
7 - DDD (AREA CODE)	8 - TELEPHONE	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
011	5508-3803			
12 - DDD (AREA CODE)	13 - FAX	14 - FAX	15 - FAX	
011	5506-7353			
16 - E-MAIL				
becker@iochpe.com.br				

01.04 - REFERENCE / AUDITOR

ONGOING ACCOUNTINGCURSO		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - NUMBER	3 - NUMBER	4 - START	5 - NUMBER	6 - NUMBER	7 - START	8 – NUMBER
01/01/2003	31/12/2003	1	01/01/2003	31/03/2003	4	01/10/2002	31/12/2002
9 - NAME/AUDITOR'S COMPANY NAME						10 - CVM CODE	
Pricewaterhouse Coopers Auditores Independentes						000287-9	
11 - NAME OF THE TECHNICAL PERSON IN CHARGE						12 - CPF OF TECH. IN CHARGE	
Pedro Ozires Predeus						005.474.508-00	

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05 - JOINT STOCK COMPOSITION

NUMBER OF SHARES (Thousand)	1 - CURRENT QUARTER 31/03/2003	2 - PREVIOUS QUARTER 31/12/2002	3 - SAME QUARTER PREVIOUS ACCOUNTING PERIOD 31/03/2002
Paid-up Capital			
1 - Common	921.430	921.430	921.430
2 - Preferred	1.740.185	1.740.185	1.788.585
3 - Total	2.661.615	2.661.615	2.710.015
In Treasury			
4 - Common	0	0	0
5 - Preferred	0	0	5.500
6 - Total	0	0	5.500

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial Company and Other
2 - TYPE OF SITUATION Operational
3 - NATURE OF THE SHARE CONTROL National Private
4 - ACTIVITY CODE 1170000 - Participation and Administration
5 - MAIN ACTIVITY Holding - Spare parts company
6 - CONSOLIDATED TYPE Total
7 - TYPE OF AUDITORS' REPORT Without Exception

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - WILFUL AND/PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - BENEFIT	5 - START PGTO.	6 -SHARE TYPE	7 - VALUE OF BENEFIT PER SHARE

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO

1 - ITEM	2 - DATE OF ALTERATION	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5 - ALTERATION ORIGIN	7 - QTY. OF ISSUED SHARES (Thousand)	8 - ISSUANCE PRICE SHARE (Reais)

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1 – DATE	2 – SIGNATURE
23/04/2003	

H5

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2003	4 - 31/12/2003
1	Total Assets	307.312	305.349
1.01	Current Assets	44.823	13.306
1.01.01	Availability	35.328	6.465
1.01.01.01	Cash and Banks	226	110
1.01.01.02	Financial Investments	35.102	6.355
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	9.495	6.841
1.01.04.01	Debtors due to assets sale	150	150
1.01.04.02	Receivable Dividends	1.684	0
1.01.04.03	Retrievable taxes	6.394	5.435
1.01.04.04	Deferred income tax	1.241	1.241
1.01.04.05	Other	26	15
1.02	Long Term Receivable Assets	97.310	131.362
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	66.128	100.205
1.02.02.01	With Affiliate	1.134	1.134
1.02.02.02	With Controlled	64.994	99.071
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	31.182	31.157
1.02.03.01	Deferred income tax	23.600	23.600
1.02.03.02	Judicial/compulsory deposits	6.894	6.897
1.02.03.03	Retrievable taxes	688	660
1.03	Permanent Assets	165.179	160.681
1.03.01	Investments	164.684	160.143
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	164.599	160.058
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	495	538
1.03.03	Deferred	0	0

H6

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2003	4 - 31/12/2003
2	Total Liabilities	307.312	305.349
2.01	Current Assets	98.703	101.977
2.01.01	Loans and Finance	10.070	17.605
2.01.02	Bonds	23.388	20.847
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	168	499
2.01.05	Payable Dividends	50	50
2.01.06	Provisions	15.798	15.977
2.01.06.01	Salaries and payroll taxes	247	293
2.01.06.02	Labor Contingencies	200	50
2.01.06.03	Fiscal Contingencies	9.824	9.145
2.01.06.04	Uncovered liabilities	5.338	6.355
2.01.06.05	Other	189	134
2.01.07	Debts with Associated People	47.588	44.775
2.01.08	Other	1.641	2.223
2.01.08.01	Fiscal Retrieving Program -REFIS	1.170	1.281
2.01.08.02	Other	471	942
2.02	Long Term Liabilities	48.609	46.736
2.02.01	Loans and Finance	0	0
2.02.02	Bonds	41.718	39.790
2.02.03	Provisions	5.345	5.345
2.02.03.01	Fiscal Contingencies	5.345	5.345
2.02.04	Debts with Associated People	0	0
2.02.05	Other	1.546	1.601
2.02.05.01	Fiscal Retrieving Program -REFIS	1.546	1.601
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	160.000	156.636
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(1.463)	(4.827)

H7

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 to 31/03/2003	4 - 01/01/2003 to 31/03/2003	5 - 01/01/2002 to 31/03/2002	6 - 01/01/2002 to 31/03/2002
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operational Expenses/Revenues	3.191	3.191	(7.110)	(7.110)
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.262)	(2.262)	(2.459)	(2.459)
3.06.03	Financial	168	168	(8.586)	(8.586)
3.06.03.01	Financial Income	5.970	5.970	(913)	(913)
3.06.03.02	Financial Expenses	(5.802)	(5.802)	(7.673)	(7.673)
3.06.04	Other Operational Incomes	0	0	6	6
3.06.05	Other Operational Expenses	0	0	0	0
3.06.06	Equity Income	5.285	5.285	3.929	3.929
3.07	Operational Income	3.191	3.191	(7.110)	(7.110)
3.08	Non-operational Income	173	173	(190)	(190)
3.08.01	Revenues	942	942	0	0
3.08.01.01	Other	942	942	0	0
3.08.02	Expenses	(769)	(769)	(190)	(190)
3.08.02.02	Losses in the Fixed Assets	(30)	(30)	0	0
3.08.02.03	Other	(739)	(739)	(190)	(190)
3.09	Income Before the Taxation/Participations	3.364	3.364	(7.300)	(7.300)
3.10	Provision for Inc. Tax and Social Contrib.	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Participations/Contributions	0	0	(41)	(41)
3.12.01	Participations	0	0	(41)	(41)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

1 - CODE	2 – DESCRIPTION	3 - 01/01/2003 to 31/03/2003	4 - 01/01/2003 to 31/03/2003	5 - 01/01/2002 to 31/03/2002	6 - 01/01/2002 to 31/03/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.15	Loss/Profit within the Period	3.364	3.364	(7.341)	(7.341)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.704.515	2.704.515
	Profit per Share	0,00126	0,00126		
	Loss per Share			(0,00271)	(0,00271)

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSAND OF REAIS

1. OPERATIONAL CONTEXT

The company has for its main purpose to participate in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Componentes Estruturais Ltda. (Cruzeiro – SP), manufacturing and trade of full chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of wheels and railroad components and industrial cast products; and Maxion Componentes Automotivos S.A. (Contagem MG), manufacturing and trade of glass lifters, locks and other components.

2. MAIN ACCOUNTING PRACTICES

The quarter information have been prepared according to the standards issued by the Securities and Exchange Commission – CVM.

The result is calculated by the accounting period competence method.

The long term and current assets are stated to the cost or payment value, including, where applicable, the incurred income and monetary variations.

The deferred tax credits on the fiscal losses, temporary additions and negative base of social contributions have been constituted within the premises defined by the resolution no. 273 of Securities and Exchange Commission – CVM.

The permanent is at cost value, monetarily correct up to December 31st 1995 based on official indexes combined with the following aspects:

• The investments in controlled companies are assessed by the worth equivalence method, plus the surcharge to be repaid, where applicable. The surcharge is repaid according to the assets paying up which has given rise to it or profit expectation up to the maximum time limit of 10 years.

• Depreciation of fixed asset goods by the linear method, the annual fees which take into account the economic life cycle of the goods and their actual usage.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction.

04.01 – EXPLANATORY NOTES

3. CONSOLIDATION CRITERIA

The consolidated quarter information on March 31st 2003 and December 31st 2003 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in Securities and Exchange Commission´s (CVM) instruction and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, in which it keeps direct or indirect share control, presenting in Note 5.

In the consolidated quarter information the investors' investments in net worth and in the invested incomes, the asset and liabilities balances, the revenues and expenses and the non paid-up profits resulting from operations which took place among the consolidated companies. The minor shareholders' participation has been remarked in the consolidated balance sheet and in the corresponding income of the quarter, period ending on March 31st 2003.

According to provision in CMM Instruction no. 247/96, the financial statement proportional consolidation of Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to its corporate participation. The main groups of assets and liabilities accounts and of income of the referred company are below:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S/A		
	31/03/2003	31/12/2002	31/03/2002
In the net worth			
Current assets	54.765	40.184	22.429
Long Term Receivable	4.202	4.154	4.901
Permanent Assets	34.125	32.745	30.985
Total of Assets	93.092	77.083	58.315
Current liabilities	42.679	31.534	15.011
Long Term Liabilities	10.789	9.542	1.730
Net worth	39.624	36.007	41.574
Total of liabilities and net worth	93.092	77.083	58.315
In the income statement			
Sales Net Revenue	61.394	120.440	22.804
Cost of Sold Products	(47.166)	(93.072)	(19.167)
Net profit	14.228	27.368	3.637
Operational expenses	(7.318)	(18.644)	(2.916)
Non-operational expenses	(112)	(54)	
Income tax and social contribution	(2.509)	(2.150)	(229)
Employees' participation		(1.820)	(364)
Net profit within the accounting period	4.289	4.700	128

04.01 – EXPLANATORY NOTES

4. DEFERRED TAX CREDITS

a) The company bears a fiscal loss in an amount of R$ 170,417 (R$ 170,409 on December 31st 2002 and a negative base of social contribution of R$ 172,015 (R$ 170,427 on December 31st 2002), without period of limitation and temporary differences in an amount of R$ 10,306 (R$ 9,442 on December 31st 2002). The company has computed deferred tax credits in an amount of R$ 24,841 (R$ 24,841 on December 31st 2002). The additional tax credits resulting from the fiscal losses and negative bases of social contributions in an amount of R$ 36,748 (R$ 36,309 on December 31st 2003) are not being registered.

The deferred tax credits computed so far are expected to be paid within the feasibility technical study updated and approved by the administration (four years from January 2003), supported by the sales process of part of the controlled companies' shareholding control and expectation of new associations.

It's the company's policy not to recognize new tax credits until the current tax credit balances are fully paid up. The eventual registration of new credits will only take place if new economic facts which support additional future tax profitability come up and their further carrying out.

b) The controlled companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion *Componentes Estruturais Ltda. recognize deferred tax credits resulting from fiscal losses, negative* bases and temporary differences as mentioned in CVM Resolution no. 273 of 1998.

The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study approved by the administration (four years from January 2003) evidenced by: (i) carrying out of temporary differences; (ii) retaking of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

c) The projections of deferred tax credits carrying out will take place as follows

Forecast for credit receiving	Controlled
2003	1.241
2004	
2005	10.300
2006	13.300

04.01 – EXPLANATORY NOTES

d) The deferred tax credit composition is shown as follows:

	Controlled	
	31/03/2003	31/12/2002
Fiscal losses	16.984	16.984
Negative bases of social contribution	7.857	7.857
	24.841	24.841
Less Current Assets	(1.241)	(1.241)
In the Long Term Liabilities	23.600	23.600

5. INVESTMENTS IN CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 31/12/2002	Equity Income 31/03/2003	Balance of Investments 31/03/2003
Maxion Compon. Automotivos S/A	98,10	14.250	(3.354)	10.896
Maxion Compon. Automotivos S/A – Surcharge		11.727		10.863
Maxion Compon. Estruturais Ltda.	99,99	67.299	7.298	74.597
Amsted -Maxion Fundição e Equipamentos Ferroviários S/A (2)	50,00	18.003	2.145	19.812
Iochpe Holdings, LLC	100,00	48.779	(348)	48.431
		160.058	5.741	164.599
Uncovered liabilities provision				
Newbridge Strategic Partners (1)	100,00	(1.472)	(1)	(5.338)
Tecob Cobranças, Respresentações e Comércio Ltda.	99,99	(4.883)	(455)	(5.338)
		(6.355)	(456)	(5.338)
			5.285	

04.01 – EXPLANATORY NOTES

1) On January 31st 2003, the controlled company increased its participation in the joint stock of Newbridge Strategic Partner, by means of the payment of the amount of R$ 1,473.

2) On February 27th, 2003, the controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A, reduced its capital in R$ 672. The effects on the company correspond to 50% of these values considering the joint control.

6. RELATED PARTIES

	Controlled				
	Assets	Liabilities	Time Limit	Duties	Guarantees
Iochpe-Maxion USA, INC.	9.929		30.04.2003	VC + 1,41 p.y..	No
Iochpe Holdings, LLC		44.932	12.12.2003	Interest 6% p.y..	No
Maxion Componentes Estruturais Ltda.	34.220		31.12.2006	12,68% p.y..	No
Tecob Cobranças, Repres. e Com. Ltda.	20.845		Without Time Limit	With variable	No
Maxion Compon. Automotivos S/A		2.656		12,68% p.y..	No
Fundação Iochpe	1.134		Without Time Limit	Ufir 31.12.95	No
Balance on March 31st 2003	66.128	47.588			
Balance on December 31st 2002	100.205	44.775			

	Controlled	
	Granted Guarantees	Refis Guarantee
Maxion Componentes Estruturais Ltda.	40.724	
Maxion Componentes Automotivos S/A	37.674	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S/A	2.610	
Balance on March 31st 2003	81.008	16.017
Balance on December 31st 2003	52.717	16.017

04.01 – EXPLANATORY NOTES

7. FINANCING AND BONDS

	Controlled		Annual Interest Rates %
	31/03/2003	31/12/2002	
Foreign Currency			
Exchange agreement front payment (US$ 2,082 thousand; US$ 4,130 thousand.	6.980	14.592	From 4,5% to 12,5%
Resolution 63 - (US$ 921 thousand; US$ 853 thousand	3.090	3.014	9,75%
Bonds	65.106	60.637	INPC + 10%
	75.176	78.243	
Current liabilities			
Foreign Currency	10.070	17.606	
Bonds	23.388	20.847	
Long Term Liabilities	41.718	39.790	

218,787 bonds of the 4th issuance remain current in an amount of R$ 65,106 and their due times will be in the months of May 2003, 2004 and 2005, with the charges according to the variation of Índice Nacional de Preços ao Consumidor – INPC (National Index of Price Variation to the Consumer, plus an interest rate of 10% a year, "pro-rata temporis" calculated from the issuance date to the conversion on the due date.

The long term amounts, on March 31st 2003, has the following composition by due year:

2004	17.879
2005	23.839
	41.718

8. PROGRAMA DE RECUPERAÇÃO FISCAL – REFIS (FISCAL RETRIEVING PROGRAM)

The movement of values due to REFIS is shown as follows:

	Controlled
Balance on December 31st 2002	2.882
Monetary Correction	61
Carried out payments	(227)
Balance on March 31st 2003	2.716
Current liabilities	(1.170)
In the Long Term Liabilities	1.546

H15

04.01 – EXPLANATORY NOTES

As guarantee Programa de Recuperação Fiscal (Fiscal Retrieving Program) as offered:

Investment assets – 20,000,00 shares of the subsidiary Maxion Componentes Estruturais Ltda., in an amount of R$ 16,764, equivalent to its net worth on June 30th, 2000.

9. PROVISION FOR CONTINGENCIES

The company undergoes a legal tax and labor dispute for which provisions have been separate in amount sufficient to cover possible losses, as shown as follows:

	Controlled	
	31/03/2003	31/12/2002
Taxes	15.169	14.490
Labor	200	50
Other		
	15.369	14.540
Current liabilities	(10.024)	(9.195)
In the Long Term Liabilities	5.345	5.345

10. NET WORTH

a) Joint Stock and Dividends

The joint stock is represented by 2,661,615,270 shares, being 921,429, 894 common shares and 1,740,185,376 preferred shares without face value.

The company has authorization to increase the joint stock, regardless of the statutory reform, up to the limit of more than 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution by the Administrative Counsel which will set the amount of issued shares, the issuance price and the conditions for payment of their subscription, as well as other forms and procedures regarding each issuance.

Each common share will grant the right of a vote in the General Assemblies' regulation. The preferred shares do not have vote right, having as advantage the capital reimbursement priority, without premium, at the proportion of its participation in the joint stock, in case of eventual company's closing down.

The preferred shares will have the participation in the distributed profits 10% over the ones assigned to the common shares, as well as the participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions to the common ones.

b) Dividends

The accounting period net profit calculated according to the terms of Art. 191 of Law no. 6.404 of December 15th, 1976, will have the following destination: a) (five per cent) for the legal reserve constitution which will not exceed 20% (twenty per cent) of the joint stock; b) 37% (thirty seven per cent) for distribution of compulsory dividends; and, the remaining which is not appropriate to investment statutory reserve and working capital or retained in the way foreseen in the capital budget approved by the General Meeting will be destined as supplementary dividend to the shareholders.

11. FINANCIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments manages its exchange exposure with the aim of equalizing its obligations indexed to the dollar, representing in this date substantially by advance operations of exchange agreement and payable accounts of suppliers oversees with the equivalence to the amount of assets indexed in dollar and 'swap operations.

(a) Financial Investments – controller – in the total of R$ 35,102 (R$ 6,355 on December 31st 2002), invested in exchange funds in an amount of R$ 722 (R$ 1,939 on December 31st, 2002), updated by the value of the shares on the balance sheet date by the exchange variation plus interests; (ii) fixed income funds, in an amount of R$ 34,014 (R$ 2,007 on December 31st, 2002), updated by the share value on the balance sheet date based on the variation of Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate) and; (iii) dollar swap for CDI, to protect the exchange exposure in an amount of R$ 6,980 (R$ 14,592 on December 31st 2002) of advance for exchange contract in the controlled company, whose annual average interest rates are from 70% to 105% of the Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate) and its net income is R$ 366 (R$ 2,409 on December 31st 2002) in the controlled company .

Long term Financial Investments in a value of R$ 6,890 (R$ 8,141 on December 2002), refer to two hedges without cash in the controlled company Iochpe Holding, LLC, whose due date is foreseen for April 11th, 2005.

Investments – refer to investments in closed capital controlled companies and which are registered according to their equity value.

Credits and debits with related people – refer substantially to normal commercial operations between the companies, not being resulting from transfer of financing obtained from the market.

The other assets and liabilities financial instruments on the financial statements on March 31st 2003 have been determined according to the accounting criteria and practices disclosed in specific explanatory notes being that their accounting values are equivalent to approximately to their market value.

H17

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

H18

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE quarter

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

H19

06.01 – IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 31/03/2003	4 - 31/12/2002
1	Total Assets	455.856	399.288
1.01	Current Assets	221.288	163.606
1.01.01	Availability	44.211	19.759
1.01.01.01	Cash and Banks	9.077	12.485
1.01.01.02	Financial Investments	35.134	7.274
1.01.02	Credits	87.777	67.094
1.01.02.01	Customers	80.459	61.923
1.01.02.02	Debtors due to asset sales	150	150
1.01.02.03	Front payment to suppliers	3.775	1.789
1.01.02.04	Other	3.393	3.232
1.01.03	Inventories	67.545	55.368
1.01.04	Other	21.755	21.385
1.01.04.01	Retrievable taxes	13.287	9.102
1.01.04.02	Anticipated Expenses	1.430	1.782
1.01.04.03	Deferred income tax	7.038	10.501

1.02	Long Term Receivable Assets	82.398	81.333
1.02.01	Miscellaneous Credits	5.521	6.470
1.02.01.01	Customers	5.521	6.470
1.02.02	Credit with Associated People	1.134	1.134
1.02.02.01	With Affiliate	1.134	1.134
1.02.02.02	With Controlled	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	75.743	73.729
1.02.03.01	Financial Investments	6.890	8.141
1.02.03.02	Anticipated Expenses	338	430
1.02.03.03	Deferred income tax	51.631	49.575
1.02.03.04	Compulsory and judicial deposits	10.717	10.505
1.02.03.05	Real states for sale	119	128
1.02.03.06	Retrievable taxes	2.119	1.961
1.02.03.07	Other	3.929	2.989
1.03	Permanent Assets	152.170	154.349
1.03.01	Investments	11.119	11.983
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	10.863	11.727
1.03.01.03	Other Investments	256	256
1.03.02	Fixed Assets	123.781	124.526
1.03.03	Deferred	17.270	17.840

H20

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 31/03/2003	4 - 31/12/2002
2	Total Liabilities	455.856	399.288
2.01	Current Assets	201.406	154.614
2.01.01	Loans and Finance	96.916	61.304
2.01.02	Bonds	23.388	20.847
2.01.03	Suppliers	34.012	29.797
2.01.04	Taxes, Charges and Contributions	4.043	2.402
2.01.05	Payable Dividends	50	50
2.01.06	Provisions	28.823	27.767
2.01.06.01	Commissions	1.506	2.342
2.01.06.02	Salaries and payroll taxes	10.973	7.959
2.01.06.03	Guarantees and revisions	678	722
2.01.06.04	Labor Contingencies	682	536
2.01.06.05	Fiscal Contingencies	9.824	9.145
2.01.06.06	Other	5.160	7.063
2.01.07	Debts with Associated People	0	0

2.01.08	Other	14.174	12.447
2.01.08.01	Resellers and customers	8.750	4.745
2.01.08.02	Tax installments	955	1.039
2.01.08.03	Fiscal Retrieving Program -REFIS	2.919	3.036
2.01.08.05	Other	1.550	3.627
2.02	Long Term Liabilities	94.022	87.526
2.02.01	Loans and Finance	13.524	11.667
2.02.02	Bonds	41.718	39.790
2.02.03	Provisions	15.148	12.101
2.02.03.01	Fiscal Contingencies	15.148	12.101
2.02.04	Debts with Associated People	0	0
2.02.05	Other	23.632	23.968
2.02.05.01	Tax installments	349	598
2.02.05.02	Fiscal Retrieving Program -REFIS	16.598	16.901
2.02.05.03	Other	6.685	6.469
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Participations	428	512
2.05	Net Worth	160.000	156.636
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0

H21

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 31/03/2003	4 - 31/12/2002
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(1.463)	(4.827)

H22

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2003 to 31/03/2003	4 - 01/01/2003 to 31/03/2003	5 - 01/01/2002 to 31/03/2002	6 - 01/01/2002 to 31/03/2002
3.01	Gross Income of Sales and/or Services	166.483	166.483	98.387	98.387
3.02	Deductions from the Gross Income	(18.184)	(18.184)	(13.735)	(13.735)
3.03	Net Income of Sales and/or Services	148.299	148.299	84.652	84.652
3.04	Cost of Sold Assets and/or Services	(112.642)	(112.642)	(70.086)	(70.086)
3.05	Gross Income	35.657	35.657	14.566	14.566
3.06	Operational Expenses/Revenues	(28.293)	(28.293)	(18.398)	(18.398)
3.06.01	With Sales	(9.192)	(9.192)	(5.210)	(5.210)
3.06.02	General and Administrative	(7.372)	(7.372)	(7.142)	(7.142)
3.06.03	Financial	(11.312)	(11.312)	(6.679)	(6.679)
3.06.03.01	Financial Income	(2.969)	(2.969)	3.771	3.771
3.06.03.02	Financial Expenses	(8.343)	(8.343)	(10.450)	(10.450)
3.06.04	Other Operational Incomes	0	0	697	697
3.06.05	Other Operational Expenses	(417)	(417)	0	0
3.06.06	Equity Income	0	0	(64)	(64)
3.07	Operational Income	7.364	7.364	(3.832)	(3.832)
3.08	Non-operational Income	(285)	(285)	(671)	(671)
3.08.01	Revenues	956	956	0	0
3.08.01.01	Capital Gain	0	0	0	0
3.08.01.02	Other	956	956	0	0
3.08.02	Expenses	(1.241)	(1.241)	(671)	(671)
3.08.02.02	Other	(1.241)	(1.241)	(671)	(671)
3.09	Income Before the Taxation/Participations	7.079	7.079	(4.503)	(4.503)
3.10	Provision for Inc. Tax and Social Contrib.	(2.356)	(2.356)	0	0
3.11	Deferred Income Tax	(1.440)	(1.440)	(2.121)	(2.121)
3.12	Statutory Participations/Contributions	0	0	(1.037)	(1.037)
3.12.01	Participations	0	0	(1.037)	(1.037)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2003 to 31/03/2003	4 - 01/01/2003 to 31/03/2003	5 - 01/01/2002 to 31/03/2002	6 - 01/01/2002 to 31/03/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.14	Minority Participations	81	81	320	320
3.15	Loss/Profit within the Period	3,364	3.364	(7.341)	(7.341)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.704.515	2.704.515
	Profit per Share	0,00126	0,00126		
	Loss per Share			(0,00271)	(0,00271)

193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

08.01 – COMMENTS ON THE QUARTER CONSOLIDATED PERFORMANCE

COMMENTS ON THE 2003 1ST quarter PERFORMANCE

Iochpe-Maxion presented a sale net revenue of R$ 3,4 million in the 1st quarter of 2003,compararaed to the loss of 7,3 million in the same period of 2002. The biggest quarter highlight was the growth of 75% of the net sale in comparison to the same period of the previous year, which allowed a significant increase of the operational margins: the gross margin went from 17.2% of the net sales to 24.0% in 2003, the operational profit (EBIT) went from 3.3% of the net sales to 12,6% and the gross cash generation (EBITDA) from 12.5% to 18.1% of the net sales, always comparing the fist quarter of 2003 to the same period of 2002.

The sales growth was due to the improvement of the spare parts and railroad equipment market, the performance of new business acquired at the end of the first quarter of 2002 and to the export volume growth in US Dollars. On the other hand, the high financial cost resulting from the debts indexed to the inflation and the increase of the net indebtedness affected the income negatively

Market

The Brazilian vehicle production totalized 444 thousand units in the first quarter, exceeding in 10.5% the 2002 first quarter production. All segments presented a growth: the production of trucks grew 18.9%, passengers cars 11.3%, light commercials was 2.9% higher and finally, busses had an increase of 0.3%, always in comparison to the volume produced in the same period of 2002. The Brazilian agriculture machine production was 8.5% higher than the first quarter of the previous year, reaching 11 thousand units.

The railroad equipment market started growing again in this first quarter, especially owing to the deliveries to Companhia Vale do Rio Doce. Consequently, the Brazilian wagon market grew 540%, whereas the railroad wheels segments and cast railroad and industrial products grew 20% and 52% respectively, all in comparison to the same period of the previous year.

In the first quarter of 2003, Iochpe-Maxion showed a significant grow in its exports which reached US$ 6.9 million, a growth in US Dollars of 50.% in comparison to the same period of the previous year. This growth was due to the increase of 89% in the chassis components export and to the good performance in the export of road wheels and railroad wagons.

Net Sales - R$ million

Companies	Business	2003 1st quarter	2002 1st Quarter	Var. 2003 1st quarter / 2002 1st Quarter
Maxion Componentes Estruturais	Wheels and Chassis	88,3	49,3	79,1%
Amsted-Maxion Fund. e Equip. Ferrov.	Railroad Equip.	61,4	22,8	169,3%
Maxion Automobile comp.	Automobile comp.	29,3	20,0	46,5%
Maxion Nacam (*)		-	3,9	
(-) Consolidation adjustment: 50% of Amsted-Maxion Fund. Equip. Ferrov.		(30,7)	(11,4)	
Iochpe-Maxion - Consolidated		**148,3**	**84,6**	**75,3%**

(*) sold on September 2002

H25

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER
SUBSIDIARIES AND JOINT-VENTURE

Iochpe-Maxion Componentes Estruturais, subsidiary operating in the segment of agriculture and road wheels and chassis, achieved in this third quarter a growth of 79% in its net sales, due to the increase of the national production of trucks, busses and light commercials and owing to the export strong growth. During the first quarter new contracts were signed which totalized additional annual sales of R$ 14.1 million, with remark for the supply of chassis to the United States and wheels to South Africa Thailand and Brazil.

Maxion Componentes Automotivos, subsidiary operating in the segment of components for passenger cars, had a growth of 46% in its net revenue in this first quarter due to the automobile national production increase and to the supply programs which had not yet been started in the same period of the previous year, with a

highlight to the glass lifters for the new Fiesta and to the desmodronic key kits for VW, as well as the hand break lever programs, **pedal lining** and jacks acquired at the end of the first quarter of 2002..

Amsted-Maxion, a joint-venture operating in the railroad equipment segment, achieved a growth of 169% in its net sales in this first quarter, due to the strong growth in the national railroad market and to the export increase. During the first quarter new contracts were signed totalizing additional sales of 87 million, with a highlight to the supply of more than 800 wagons to Companhia Vale do Rio Doce, in addition to the 1,682 already contracted at the end of 2002.

Incomes

The incomes of the first quarter of 2003 were substantially better than the ones presented in the same period of the previous years, as it can be seen on the table below, exception made to the non-operational result obtained in January 2001, due to the transfer of the remaining part of Maxion International Motores.

R$ million		Jan – Mar	
	2003	**2002**	**2001**
Net Sales Consolidated	148,3	84,7	96,7
Net profit	35,7	14,6	20,1
% net sales	24,0%	17,2%	20,8%
Oper. Income Before Fin. Exp. (EBIT)	18,7	2,8	6,6
% net sales	12,6%	3,3%	6,8%
Net Financial Expenses	(11,3)	(6,7%)	(11,2%)
Operation Income	7,4	(3,8%)	(4,6)
Non-operational income	(0,3)	(0,7)	70,3
Income Before Income Tax and Participations	7,1	(4,5)	65,8
IR/CS e Participations	(3,7)	(2,8)	(22,4)
Net Income	3,4	(7,3)	43,4
EBITDA	26,8	10,6	14,7
% net sales	18,1%	12,5%	15,2%
Net Indebt.	124,5	86,9	53,2
Net Indebt. / EBTIDA last 12 months	1,4	1,4	0,6

Sales

H26

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

The consolidated net sales reached R$ 148.3 representing a growth of 75.3% in comparison to the first quarter of 2002. This performance is the result of the following factors: strong growth in the national market of railroad wagons, pointing out the delivery of 318 wagons to Companhia Vale do Rio Doce, additional sales due to the acquisition of new business in an amount of R$ 8.9 million, export growth in an amount of 13.4 million and to the growth of 10.5% in the national production of vehicles and 8.5% in the national production of agriculture machines.

Gross Profit

The gross profit reached R$ 35.7% million in the first quarter of 2003, or 24.0% of the net sale (17.2% in the first quarter of 2002). The featured growth of 144.5% in the same period of the previous year was due to the gain scale due to the sales growth and to the hard cost control and on the other hand there was a cost increase owing to the strong inflation pressure.

Operational Expenses

The operational expenses *in the first quarter reached* R$ *171.0 million or* 11.5% *of the net revenue* (13.8%) *in the first quarter of 2002*). The *increase of the absolute* value was due to the growth of exports leading to an increase of freight and commission costs as well due to the increase of salaries due to the strong inflation registered in the period.

04/23/2003 09:33:26 AM

Net Financial Expenses

The net financial expenses reached R$ 11.3 million in the first quarter of 2003 (R$ 6,7 million in the same period of 2002), influenced by the increase of the net debt which went from R$ 86.9 million in March 2002 to R$ 124.5 million in 2003 and by the expenses in an amount of R$ 5.5 million regarding the increase of the debt financial charges bound to the inflation rates.

Income tax and Social Contribution

Income Tax and Social Contribution reached R$ 3.7 million in the quarter (R$ 2,1 million in 2002), even though the profit before the income tax has reached R$ 7.1 million. That was due to the fact that each one of the companies participating in the consolidation calculates incomes and taxes separately, it being interdicted to use the losses of a company to make up for the profit of the other, in addition to the recognition of temporary differences. We should point out that the 100% of this Income expenses and Social Contribution in the first quarter of 2003 did not represent effective disbursement.

Investments

During the first quarter of 2003, the investments reached R$ 5.9 million in the development of new products and in the modernization of its industrial park.

Liquidity and Indebtedness
The financial availability, at the end of March 2003, reached R$ 51.1 million being R$ 44.2 million in a short term and R$ 6.9 million applied in long term financial assets. The Financial Investments in US Dollars represented around 13.5% of the total availability at that date.

The consolidated gross bank indebtedness reached the amount of R$ 175.6 million at the same date, being R$ 120.3 million in the short run and R$ 55.2 million registered at long run. The bank debts in US Dollars represented 29.0% of the gross bank indebtedness at the end of March 2003, all regarding the Exchange Contract Front Payments.

The net bank indebtedness went from R$ 86.9 million in March 2002 to R$ 105.7 million in December 2002 and to R$ 124.5 in March 2003. The growth in the quarter of R$ 18.8% on the position of December 2002, was mainly

05.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

due to the working capital growth in an amount of R$ 24.8 million, as a result of a strong increase in the sales. At the end of the quarter, the net exchange exposure was a liability position of US$ 10.1 million.

Market Trading

95 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first quarter of 2003, reaching the volume of 11,520,000 shares negotiated that is, a financial volume of R$ 0.3 million.

Iochpe-Maxion's relationship with customers site, (www.iochpe-maxion.com.br) contains full information on the Company among which, the 2002 annual report, financial statements, presentations and news.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

09.01 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

09.01 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1 - ITEM	2 - COMPANY NAME OF THE CONTROLLED/AFFILIATE	3 - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE INVESTED'S CAPITAL	6 - % INVESTOR'S NET WORTH	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN THE CURRENT quarter (Thousand)	9 - NUMBER OF SHARES HELD IN THE PREVIOUS quarter (Thousand)
01	IOCHPE HOLDINGS LLC		CONTROLLED CLOSED	32,00	100,00	Commercial, Industrial Company and Other	1	1
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CONTROLLED CLOSED	69,00	99,99	Commercial, Industrial Company and Other	117.598	117.598
03	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. SA	01.599.436/0001-01	CONTROLLED CLOSED	13,00	50,00	Commercial, Industrial Company and Other	2.710.015	2.710.015

H29

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE

1 – ITEM	01
2 - ORDER NO.	4ª
3 – CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 – TYPE OF BOND	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INPC + 10% A.A.
12 – PREMIUM/DISCOUNT	NONE
13 - FACE VALUE (Reais)	272,40
14 - AMOUNT ISSUEDS (Thousand Reais)	59.598
15 – QTY. ISSUE BONDS (Unit)	220.375
16 - CIRCULATION BOND (Unit)	218.787
17 - TREASURY BOND (Unit)	0
18 - PAID BACK BOND (Unit)	0
19 - CONVERTED BOND (Unit)	1.588
20 - PLACEABLE BOND (Unit)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	02/05/2003

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

Independent auditors' report on the limited review

April 23rd 2003

To the Administrators and Shareholders
Iochpe Maxion S.A.

1. We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarters ending on March 31st 2003 and March 31st 2002, made under the responsibility of the company's administration. Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

2. Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

3. The Quarter Information – ITR also contain accounting information regarding the quarter ending on December 31st 2002. We have examined this information when presented to us in connection to the finance statements exams at that date, on which we have issued our corresponding opinion, without exception on January 24th, 2003 with the mention of responsibility sharing since the financial statements exam of Iochpe Holding, LLC on December 31st, 2002 was conducted under the responsibility of other auditors.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/0-51

Pedro Ozires Predeus
Partner
Accountant CRC 1SP061331/O3

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF RELATIONSHIP WITH INVESTORS (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY'S CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO	3
01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3
02	01	ASSET NET WORTH	4
02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	17
06	01	CONSOLIDATED NET WORTH ASSETS	18
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	19
07	01	CONSOLIDATED STATEMENT OF INCOME	21
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	23
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	27
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	28
17	01	SPECIAL REVIEW REPORT	29
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	

		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	30

H33

PRICEWATERHOUSECOOPERS

Iochpe Maxion S.A.

Independent Auditors' Report on the limited review of Quarter Information – ITR June 30th and March 31st 2003 and June 30th 2002

I 1
PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers

Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 610005
05001-400 São Paulo, SP – Brasil
Telephone (011) 3674-200

Independent auditors' report on the limited review

June 18th 2003
To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarterlies and periods ending on September 30th and June 30th 2003 and September 30th 2002, made under the responsibility of the company's administration.

2 Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

12

PRICEWATERHOUSECOOPERS

June 18th 2003

Iochpe Maxion S.A.

3 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

(Signed) PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O5

(Signed)
Pedro Ozires Predeus
Partner
Accountant CRC 1SP061331/O-3

THE REGISTRATION AT CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, BEING ITS ADMINISTRATORS RESPONSIBLE FORTHE TRUTHFULNESS OF THE RENDERED INFORMATION.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75
4- NIRE 35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS				2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor				Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo			5- STATE SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 - TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 – FAX	14 - FAX	
15 - E- MAIL fenelon@@iochep.com.br				

01.03 - DIRECTOR OF RELATIONSHIP WITH INVESTORS (Address for Correspondence with the Company)

1 - NAME				
Oscar Antônio Fontoura Becker				
2 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor				3 - NEIGHBORHOOD Brooklin Novo
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo			6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX	
16 - E-MAIL becker@iochpe.com.br				

01.04 - REFERENCE / AUDITOR

ONGOING ACCOUNTING PERIOD		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - NUMBER	3 – NUMBER	4 - START	5 - NUMBER	6 - NUMBER	7 - START	8 - NUMBER
01/01/2003	31/12/2003	2	01/04/2003	30/06/2003	1	01/01/2003	31/03/2003

9 - NAME/AUDITOR'S COMPANY NAME	10 - CVM CODE
Pricewaterhouse Coopers Auditores Independentes	00287-9
11 - NAME OF THE TECHNICAL PERSON IN CHARGE	**12 - CPF OF TECH. IN CHARGE**
Pedro Ozires Predeus	005.474.508-00

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

01.05 - JOINT STOCK COMPOSITION

Number of Shares (Thousand)	1 - CURRENT QUARTER 30/06/2003	2 - PREVIOUS QUARTER 31/03/2003	3 - SAME QUARTER PREVIOUS ACCOUNTING PERIOD 30/06/2002
Paid-up Capital			
1 - Common	921.430	921.430	921.430

2 - Preferred	1.740.185	1.740.185	1.788.585
3 - Total	2.661.615	2.661.615	2.710.015
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	16.350
6 – Total	0	0	16.350

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY Commercial, Industrial Company and Other
2 - TYPE OF SITUATION Operational
3 - NATURE OF THE SHARE CONTROL National Private
4 - ACTIVITY CODE 1170000 - Participation and Administration
5 - MAIN ACTIVITY Holding - Spare parts company
6 - CONSOLIDATED TYPE Total
7 - TYPE OF AUDITORS' REPORT Without Exception

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 - COMPANY'S NAME

01.08 - WILFUL AND/PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - BENEFIT	5 - START PGTO.	6 - SHARE TYPE	7 – VALUE OF BENEFIT PER SHARE

15

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO

1 - ITEM	2 - DATE OF ALTERATIO N	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5 - ALTERATION ORIGIN	6 - QTY. OF ISSUED SHARES (Thousand)	

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1 - DATE	2 - SIGNATURE
18/07/2003	

16

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/06/2003	4 - 31/03/2003
1	Total Assets	275.783	307.312
1.01	Current Assets	13.281	44.823
1.01.01	Availability	4.183	35.328
1.01.01.01	Cash and Banks	283	226
1.01.01.02	Financial Investments	3.900	35.102
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	9.098	9.495
1.01.04.01	Debtors due to assets sale	150	150
1.01.04.02	Receivable Dividends	1.425	1.684
1.01.04.03	Retrievable taxes	6.237	6.394
1.01.04.04	deferred income tax	1.241	1.241
1.01.04.05	Other	45	26
1.02	Long Term Receivable Assets	98.576	97.310
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	67.369	66.128
1.02.02.01	With Affiliate	1.099	1.134
1.02.02.02	With Controlled	66.270	64.994
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	31.207	31.182
1.02.03.01	Deferred income tax	23.600	23.600
1.02.03.02	Judicial/compulsory deposits	6.894	6.894
1.02.03.03	Retrievable taxes	713	688
1.03	Permanent Assets	163.926	165.179
1.03.01	Investments	163.473	164.684
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	163.388	164.599
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	453	495
1.03.03	Deferred	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/06/2003	4 - 31/03/2003
2	Total Liabilities	275.783	307.312
2.01	Current Assets	84.874	98.703
2.01.01	Loans and Finance	0	10.070
2.01.02	Bonds	19.162	23.388
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	84	168
2.01.05	Payable Dividends	43	50
2.01.06	Provisions	16.677	15.798
2.01.06.01	Salaries and payroll taxes	355	247
2.01.06.02	Labor Contingencies	214	200
2.01.06.03	Fiscal Contingencies	10.524	9.824
2.01.06.04	Uncovered liabilities	5.400	5.338
2.01.06.05	Other	184	189
2.01.07	Debts with Associated People	48.283	47.588
2.01.08	Other	625	1.641
2.01.08.01	Fiscal Retrieving Program -REFIS	194	1.170
2.01.08.02	Other	431	471
2.02	Long Term Liabilities	30.344	48.609
2.02.01	Loans and Finance	0	0
2.02.02	Bonds	24.630	41.718
2.02.03	Provisions	5.345	5.345
2.02.03.01	Fiscal Contingencies	5.345	5.345
2.02.04	Debts with Associated People	0	0
2.02.05	Other	369	1.546
2.02.05.01	Fiscal Retrieving Program -REFIS	369	1.546
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	160.565	160,000
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(898)	(1.463)

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 - STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/04/2003 to 30/06/2003	4 - 01/01/2003 to 30/06/2003	5 - 01/04/2002 to 30/06/2002	6 - 01/01/2002 to 30/06/2002
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operational Expenses/Revenues	223	3.414	(4.496)	(11.606)
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.305)	(4.567)	(2.105)	(4.564)
3.06.03	Financial	(1.902)	(1.734)	(12.734)	(21.321)
3.06.03.01	Financial Income	1.828	7.798	32.316	31.402
3.06.03.02	Financial Expenses	(3.730)	(9.532)	(45.050)	(52.723)
3.06.04	Other Operational Incomes	6	6	11	18
3.06.05	Other Operational Expenses	0	0	(6)	(6)
3.06.06	Equity Income	4.424	9.709	10.338	14.267
3.07	Operational Income	223	3.414	(4.496)	(11.606)
3.08	Non-operational Income	342	515	(1.296)	(1.486)
3.08.01	Revenues	942	942	0	0
3.08.01.01	Other	942	942	0	0
3.08.02	Expenses	(600)	(427)	(1.296)	(1.486)
3.08.02.02	Losses in the Fixed Assets	(30)	(60)	0	0
3.08.02.03	Other	(570)	(367)	(1.296)	(1.486)
3.09	Income Before the Taxation/Participations	565	3.929	(5.792)	(13.092)
3.10	Provision for Inc. Tax and Social Contrib.	0	0	0	0
3.11	Deferred Income Tax	0	0	(19)	(19)
3.12	Statutory Participations/Contributions	0	0	0	(41)
3.12.01	Participations	0	0	0	(41)
3.12.02	Contributions	0	0	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2003
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

Corporate Legislation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

1 - CODE	2 - DESCRIPTION	3 - 01/04/2003 to 30/06/2003	4 - 01/01/2003 to 30/06/2003	5 - 01/04/2002 to 30/06/2002	6 - 01/01/2002 to 30/06/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.15	Loss/Profit within the Period	565	3.929	(5.811)	(13.152)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.693.665	2.693.665
	Profit per Share	0,00021	0,00148		
	Loss per Share			(0,00216)	(0,00488)

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSAND OF REAIS

1. OPERATIONAL CONTEXT

The company has for its main purpose to participate in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Componentes Estruturais Ltda. (Cruzeiro – SP), manufacturing and trade of full chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of wheels and railroad components and industrial cast products; and Maxion Componentes Automotivos S.A. (Contagem MG), manufacturing and trade of glass lifters, locks, zippers and other automobile components.

2. MAIN ACCOUNTING PRACTICES

The quarter information have been prepared according to the standards issued by the Securities and Exchange Commission – CVM.

The result is calculated by the accounting period competence method.

The long term and current assets are stated to the cost or payment value , including, where applicable, the incurred yield and monetary variations.

The deferred tax credits on the fiscal losses, temporary additions and negative base of social contributions have been constituted within the premises defined by the Resolution no. 273 of Securities and Exchange Commission – CVM.

The permanent is at cost value, monetarily correct up to December 31st 1995 based on official indexes combined with the following aspects:

• The investments in controlled companies are assessed by the worth equivalence method, plus the surcharge to be repaid, where applicable. The surcharge is repaid according to the assets paying up which has given rise to it or profit expectation up to the maximum time limit of 10 years.

• Depreciation of fixed asset goods by the linear method, the annual fees which take into account the economic life cycle of the goods and their actual usage.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction.

04.01 – EXPLANATORY NOTES

3. CONSOLIDATION CRITERIA

The consolidated quarter information on June 30th 2003 and March 30th 2003 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in Securities and Exchange Commission´s (CVM) instruction and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, in which it keeps direct or indirect share control, presented in Note 5.

In the consolidated quarter information the investors' investments in net worth and in the invested's yields, the asset and liabilities balances, the revenues and expenses and the non paid-up profits resulting from operations which took place among the consolidated companies have been eliminated . The minor shareholders' participation has been remarked in the consolidated balance sheet and in the corresponding yield of the quarter, period ending on June 30th, 2003.

According to provision in CMM Instruction no. 247/96, the financial statement proportional consolidation of Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to their corporate participation. The main groups of assets and liabilities accounts and of yield of the referred company are below:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S/A		
	30/06/2003	31/03/2003	30/06/2002
In the net worth			
Current assets	69.029	54.765	23.224
Long Term Receivable	6.684	4.202	4.601
Permanent Assets	34.502	34.125	30.707
Total of Assets	110.215	93.092	58.532
Current liabilities	57.367	42.679	16.948
Long Term Liabilities	16.741	10.789	4.901
Net worth	36.107	39.624	36.683
Total of liabilities and net worth	110.215	93.092	58.532
In the income statement			
Sales Net Revenue	146.524	61.394	52.327
Cost of Sold Products	(113.027)	(47.166)	(43.229)
Net profit	33.497	14.228	9.098
Operational expenses	(16.807)	(7.318)	(7.510)
Non-operational expenses	(155)	(112)	(2)
Income tax and social contribution	(6.098)	(2.509)	(572)
Employees' participation			(577)
Net profit within the accounting period	10.437	4.289	437

04.01 – EXPLANATORY NOTES

4. DEFERRED TAX CREDITS

a) The company bears a fiscal loss in an amount of R$ 172,602 (R$ 170,4172 on June 30th 2003) and negative base of social contribution of R$ 175,817 (R$ 175,813 on March 31st 2003), without period of limitation and temporary differences in an amount of R$ 10,922 (R$ 10,306 on March 30th, 2003). The company has computed deferred tax credits in an amount of R$ 24,841 (R$ 24,841 on March 31st 2003). The additional tax credits resulting from the fiscal losses and negative bases of social contributions in an amount of R$ 37,837 (R$ 36,748 on March 31st 2003) are not being registered.

The deferred tax credits computed so far are expected to be paid within the feasibility technical study updated and approved by the administration (four years from January 2003), supported by the sales process of part of the controlled companies' shareholding control and expectation of new associations.

It's the company's policy not to recognize new tax credits until the current tax credit balances are fully paid up. The eventual registration of new credits will only take place if new economic facts which support additional future tax profitability come up and their further carrying out.

It's the company's policy not to recognize tax credits until the current tax credits balance are fully paid up. The Eventual registration of new credits will only happen if new economic facts which can support future additional tax profitability and consequently their carrying out .

b) The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study approved by the administration (four years from January 2003) evidenced by: (i) carrying out of temporary differences; (ii) retaking of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

c) The projections of deferred tax credits carrying out will take place as follows

Forecast for credit receiving	Controlled
2003	1.241
2005	10.300
2006	13.300
	24.841

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER Base Date - 30/06/2003

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

d) The composition of deferred tax credits is

	Controlled	
	30/06/2003	31/03/2003
Fiscal losses	16.984	16.984
Negative Bases of payroll taxes	7.857	7.857
	24.841	24.841
Less Current Assets	(1.241)	(1.241)
In the Long Term Liabilities	23.600	23.600

5. INVESTMENTS IN CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 31/03/2003	Equity Income 30/06/2003	Balance of Investments 30/06/2003
Maxion Compon. Automotivos S/A	98,10	10.896	(5.314)	(5.582
Maxion Compon. Automotivos S/A - Surcharge		10.863		9.999
Maxion Compon. Estruturais Ltda.	99,99	74.597	7.100	81.697
Amsted -Maxion Fundição e Equipamentos Ferroviários S/A (1)	50,00	19.812	3.074	18.053
Iochpe Holdings, LLC	100,00	48.431	(374)	48.057
		164.599	4.486	163.388
Uncovered liabilities provision				
Tecob Cobranças, Representações e Comércio Ltda.	99,99	(5.338)	(62)	(5.400)
		(5.338)	(62)	(5.400)
			4.424	

1) During the 2nd quarter of 2003 the controlled company distributed in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., distributed intermediate dividends in an amount of R$ 7,640 and distributed profit reserves in an amount of R$ 2,005, totalizing R$ 9,665. The effects on the company correspond to 50% of these values considering the joint control.

114

04.01 – EXPLANATORY NOTES

6. RELATED PARTIES

	ATIVO	PASSIVO	TIME LIMIT	DUTIES	GUARANTEES
Iochpe-Maxion USA, INC.	8.529		31.07.2003	VC + 1,41 p.y..	No
Iochpe Holdings, LLC		45.780	12.12.2003	Interest 6% p.y..	No
Maxion Componentes Estruturais Ltda.	37.176		31.12.2006	12,68% p.y..	No
Tecob Cobranças, Repres. e Com. Ltda.	20.565		Without Time Limit		No
Maxion Compon. Automotivos S/A		2.503		12,68% p.y..	No
Fundação Iochpe	1.099		Without Time Limit	Ufir 31.12.95	No
Balance on June 30th 2003	67.369	48.283			
Balance on March 31st 2003	66.128	47.588			

	Controlled	
	Granted Guarantees	*Refis Guarantee*
Maxion Componentes Estruturais Ltda.	43.400	
Maxion Componentes Automotivos S/A	45.908	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S/A	2.646	
Balance on June 30th 2003	91.954	16.017
Balance on March 31st 2003	81.008	16.017

7. FINANCINGS AND BONDS

	Controlled		Annual Interest Rate %
	30/06/2003	31/03/2003	
Foreign Currency			
Exchange agreement front payment (US$ 2,082 mil - March 31st, 2003)		6.980	From 4,5% to 12,5%
Resolution 63 - (US$ 921 mil - March 31st 2003)		3.090	9,75%
Bonds	43.792	65.106	INPC + 10%
	43.792	75.176	
Current liabilities			
Foreign Currency		10.070	
Bonds	19.162	23.388	

Long Term Liabilities	24.630	41.718

115

04.01 – EXPLANATORY

218,787 bonds of the 4th issuance remain current in an amount of R$ 43,792 and their due times will be in the moths of May 2004 and 2005 (R$ 24,630), with charges according to the variation of Índice Nacional de Preços ao Consumidor – INPC (National Index of Price Variation to the Consumer, plus an interest rate of 10% a year, "pro-rata temporis" calculated from the issuance date to the conversion on due date.

8. PROGRAMA DE RECUPERAÇÃOFISCAL – REFIS (FISCAL RETRIEVING PROGRAM)

The movement of values due to REFIS is shown as follows:

	Controlled
Balance on March 31st 2003	2.716
Monetary Correction	30
Carried out payments and regulations	(2.183)
Balance on June 30th 2003	563
Current liabilities	(194)
In the Long Term Liabilities	369

As guarantee of the Fiscal Recovering Program it was offered:

Investment assets – 20,000,00 shares of the subsidiary Maxion Componentes Estruturais Ltda., in an amount of R$ 16,764, equivalent to its net worth on June 30th, 2000.

9. PROVISION FOR CONTINGENCIES

The company undergoes a legal tax and labor dispute for which provisions have been separate in amount sufficient to cover possible losses, as shown as follows:

	Controlled	
	30/06/2003	31/03/2003
Taxes	15.869	15.169
Labor	214	200
	16.083	15.369
Current liabilities	(10.738)	(10.024)

In the Long Term Liabilities	5.345	5.345

04.01 – EXPLANATORY NOTES

10. NET WORTH

a) Joint Stock

The joint stock is represented by 2,661,615,270 shares, being 921,429,894 common shares and 1,740,185,376 preferred shares without face value.

The company has authorization to increase the joint stock, regardless of the statutory reform, up to the limit of more than 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution by the Administrative Counsel which will set the amount of issued shares, the issuance price and the payment conditions for their subscriptions , as well as other forms and procedures regarding each issuance.

b) Statutory reserve – investment and working capital

The working capital investment reserve has for an aim to ensure investments in permanent assets and working capital increase, including by means of authorization of the company's debts, as well as the capitalization and financing of controlled and affiliate corporations. It will be formed from annual installment of 10% (ten per cent) and at most 58% (fifty-eight per cent) of the net profit and it will have as maximum limit the amount which may not exceed in conjunction with the legal reserve, the joint stock value.

c) Right of shares

Each common share will grant the right of a vote in the General Assemblies' regulation. The preferred shares do not have vote right, having as advantage the capital reimbursement priority, without premium, at the proportion of its participation in the joint stock, in case of eventual company's closing down.

The preferred shares will have the participation in the distributed profits 10% over the ones assigned to the common shares, as well as the participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions to the common ones.

d) Dividends

The accounting period net profit calculated according to the terms of Art. 191 of Law no. 6.404 of December 15th, 1976, will have the following destination: a) (five per cent) for the legal reserve constitution which will not exceed 20% (twenty per cent); b) 37% (thirty seven per cent) for distribution of compulsory dividends; and, c) the remaining which is not appropriate to investment statutory reserve and working capital or retained in the way foreseen in the capital budget approved by the General Meeting will be destined as supplementary dividend to the share holder.

11. FINANCIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments manages its exchange exposure with the aim of equalizing its obligations indexed to the dollar, representing in this date substantially by advance operations of exchange agreement and payable accounts of suppliers oversees with the equivalence to the amount of assets indexed in dollar and 'swap operations.

04.01 – EXPLANATORY NOTES

a) Financial Investments – controller – in the total of R$ 3,900 (R$ 35,102 on March 31st, 2003), invested in exchange funds, in an amount of R$ 753 (R$ March 31st, 2003), updated by the value of the shares on the balance sheet date based on the variation plus interests; (ii) fixed income funds, in an amount of R$ 3,147 (R$ 34,014 on March 31st 2003), updated by the share values on the balance sheet date based on the variation of Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate).

Long term Financial Investments in an amount of R$ 5,175 (R$ 6,890 on March 2003), refer to two hedges without cash in the controlled company Iochpe Holding, LLC, whose due date is foreseen for April 11th, 2005.

Investments – refer to investments in closed capital controlled companies and which are registered according to their equity value.

Credits and debits with related people – refer substantially to normal commercial operations between the companies, not being resulting from transfer of financing obtained from the market.

The other assets and liabilities financial instruments on the financial statements on June 30th 2003 have been determined according to the accounting criteria and practices disclosed in specific explanatory notes being that their accounting values are equivalent to approximately to their market value.

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

05.01 – COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE quarter

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 30/06/2003	4 - 31/03/2003
1	Total Assets	437.003	455.856
1.01	Current Assets	202.491	221.288
1.01.01	Availability	11.923	44.211
1.01.01.01	Cash and Banks	7.482	9.077
1.01.01.02	Financial Investments	4.441	35.134
1.01.02	Credits	90.300	87.777
1.01.02.01	Customers	82.815	80.459
1.01.02.02	Debtors due to asset sales	150	150
1.01.02.03	Front payment to suppliers	3.184	3.775
1.01.02.04	Other	4.151	3.393
1.01.03	Inventories	76.994	67.545
1.01.04	Other	23.274	21.755
1.01.04.01	Retrievable taxes	16.005	13.287
1.01.04.02	Anticipated Expenses	1.826	1.430
1.01.04.03	Deferred income tax	5.443	7.038
1.02	Long Term Receivable Assets	79.704	82.398

1.02.01	Miscellaneous Credits	5.521	5.521
1.02.01.01	Customers	5.521	5.521
1.02.02	Credit with Associated People	1.099	1.134
1.02.02.01	With Affiliate	1.099	1.134
1.02.02.02	With Controlled	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	73.084	75.743
1.02.03.01	Financial Investments	5.175	6.890
1.02.03.02	Anticipated Expenses	247	338
1.02.03.03	Deferred income tax	51.631	51.631
1.02.03.04	Compulsory and judicial deposits	10.700	10.717
1.02.03.05	Real states for sale	107	119
1.02.03.06	Retrievable taxes	1.683	2.119
1.02.03.07	Other	3.541	3.929
1.03	Permanent Assets	154.808	152.170
1.03.01	Investments	10.161	11.119
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	9.999	10.863
1.03.01.03	Other Investments	162	256
1.03.02	Fixed Assets	128.144	123.781
1.03.03	Deferred	16.503	17.270

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 30/06/2003	4 - 31/03/2003
2	Total Liabilities	437.003	455.856
2.01	Current Assets	196.218	201.406
2.01.01	Loans and Finance	89.974	96.916
2.01.02	Bonds	19.162	23.388
2.01.03	Suppliers	31.787	34.012
2.01.04	Taxes, Charges and Contributions	5.573	4.043
2.01.05	Payable Dividends	44	50
2.01.06	Provisions	35.022	28.823
2.01.06.01	Commissions	1.992	1.506
2.01.06.02	Salaries and payroll taxes	15.161	10.973
2.01.06.03	Guarantees and revisions	678	678
2.01.06.04	Labor Contingencies	777	682
2.01.06.05	Fiscal Contingencies	10.524	9.824
2.01.06.06	Other	5.890	5.160
2.01.07	Debts with Associated People	0	0
2.01.08	Other	14.656	14.174

2.01.08.01	Resellers and customers	10.235	8.750
2.01.08.02	Tax installments	767	955
2.01.08.03	Fiscal Retrieving Program -REFIS	2.206	2.919
2.01.08.05	Other	1.448	1.550
2.02	Long Term Liabilities	79.913	94.022
2.02.01	Loans and Finance	13.672	13.524
2.02.02	Bonds	24.630	41.718
2.02.03	Provisions	20.166	15.148
2.02.03.01	Fiscal Contingencies	20.166	15.148
2.02.04	Debts with Associated People	0	0
2.02.05	Other	21.445	23.632
2.02.05.01	Tax installments	277	349
2.02.05.02	Fiscal Retrieving Program -REFIS	14.974	16.598
2.02.05.03	Other	6.194	6.685
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Participations	307	428
2.05	Net Worth	160.565	160.000
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 30/06/2003	4 - 31/03/2003
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(898)	(1.463)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/04/2003 to 30/06/2003	4 - 01/01/2003 to 30/06/2003	5 - 01/04/2002 to 30/06/2002	6 - 01/01/2002 to 30/06/2002
3.01	Gross Income of Sales and/or Services	177.613	344.096	128.242	226.629
3.02	Deductions from the Gross Income	(15.048)	(33.232)	(18.044)	(31.779)
3.03	Net Income of Sales and/or Services	162.565	310.864	110.198	194.850
3.04	Cost of Sold Assets and/or Services	(129.975)	(242.617)	(86.905)	(156.991)
3.05	Gross Income	32.590	68.247	23.293	37.859
3.06	Operational Expenses/Revenues	(27.012)	(55.305)	(26.909)	(45.307)
3.06.01	With Sales	(10.618)	(19.810)	(7.274)	(12.484)
3.06.02	General and Administrative	(8.223)	(15.595)	(6.984)	(14.126)
3.06.03	Financial	(7.873)	(19.185)	(12.895)	(19.574)
3.06.03.01	Financial Income	(2.046)	(5.015)	40.737	44.508
3.06.03.02	Financial Expenses	(5.827)	(14.170)	(53.632)	(64.082)
3.06.04	Other Operational Incomes	40	40	244	941
3.06.05	Other Operational Expenses	(338)	(755)	0	0
3.06.06	Equity Income	0	0	0	(64)
3.07	Operational Income	5.578	12.942	(3.616)	(7.448)
3.08	Non-operational Income	228	(57)	(623)	(1.294)
3.08.01	Revenues	956	942	0	0
3.08.01.01	Capital Gain	0	0	0	0
3.08.01.02	Other	956	942	0	0
3.08.02	Expenses	(728)	(999)	(623)	(1.294)
3.08.02.02	Other	(728)	(999)	(623)	(1.294)
3.09	Income Before the Taxation/Participations	5.806	12.885	(4.239)	(8.742)
3.10	Provision for Inc. Tax and Social Contrib.	(3.893)	(6.249)	0	0
3.11	Deferred Income Tax	(1.471)	(2.911)	(2.197)	(4.318)
3.12	Statutory Participations/Contributions	0	0	(901)	(1.938)
3.12.01	Participations	0	0	(901)	(1.938)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/04/2003 to 30/06/2003	4 - 01/01/2003 to 30/06/2003	5 - 01/04/2002 to 30/06/2002	6 - 01/01/2002 to 30/06/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.14	Minority Participations	123	204	1.526	1.846
3.15	Loss/Profit within the Period	565	3.929	(5.811)	(13.152)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.693.665	2.693.665
	Profit per Share	0,00021	0,00148		
	Loss per Share			(0,00216)	(0,00488)

08.01 – THE COMMENTS ON CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

COMMENTS ON THE 2003 2ND quarter PERFORMANCE

Iochpe-Maxion presented a net profit of R$ 0.6 million, in the 2nd quarter of 2003, compared to a loss of 5,8 million in the same period of 2002. The sales in the quarter reached R$ 162,6 million, a growth of 47,5, whereas the operational profit (EBIT) reached R$ 13.5 million, an increase of45,0% and the generation of gross cash (EBITDA) reached R$ 21.6 million, a growth of 24.8%, always compared to the first quarter of 2003 with the same period 2002.

The sales were affected positively by the railroad equipment market growth and by the export volume in US Dollars and negatively by the fall of 0.4% of the vehicle Brazilian production, always compared to the second quarter of 2003 to the second quarter of 2002.

In the first semester of 2003, the net profit reached R$ 3.9 million compared to the loss of R$ 13.2 million in the same period of 2002. The sales reached R$ 310.9 million, a growth of 59.5%, whereas the operational profit (EBIT) reached R$ 32.1 million, an increase of 164,9% and the gross cash generation (EBITDA) reached R$ 48,3 always compared to the first semester of 2003 to the same period of 2002.

Market

The automobile and machine Brazilian production presented the following behavior:

Segment	quantities expressed in thousand units						
	Second Quarter				First Quarter		
	2003	2002	Var. 02/01 %		2003	2002	Var. 02/01%
Automobile	375,5	399,0	(5,9%)		749,6	735,1	2,0%
Light Commercial	53,1	48,4	9,7%		97,5	91,5	6,6%
Trucks	18,5	18,9	(2,1%)		38,3	35,5	7,9%
Busses	6,8	6,8	0,0%		13,1	13,0	0,4%
Total vehicles	454,0	473,0	(4,0%)		898,5	875,1	2,7%
Agriculture Machines	15,5	13,3	16,5%		26,6	23,6	12,9%

The railroad equipment market kept heated up especially due to the wagon segment which increased 296%, whereas the railroad wheels segment and of railroad and industrial cast products increased 15% and 414%, respectively, all in comparison to the same period of the previous year.

The Iochpe-Maxion's exports in the 2003 second quarter reached US$ 7.9 million (16.4% of the consolidated net sales), a growth in US Dollars of 29,5% in comparison to the same period of the previous year. Within the first semester of 2003 the exports reached US$ 14,8 million (16.4) of consolidated net sale), a growth in US Dollars of 38.3% in comparison to the same period of the previous year.

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER Base Date - 30/06/2003

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

08.01 – THE COMMENTS ON CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

Net Sales - R$ million

Companies	Business	Second Quarter			First Quarter		
		2003	2002	Var. 02/01 %	2003	2002	Var. 02/01 %
Maxion Componentes Estruturais	Wheels and Chassis	94,3	63,1	49,4%	182,6	112,4	62,5%
Amsted-Maxion Fund. e Equip. Ferrov.	Railroad Equip.	85,1	29,5	188,5%	146,5	52,3	180,1%
Maxion Automobile comp.	Automobile comp.	25,7	27,3	(5,8%)	55,0	47,3	16,3%
Maxion Nacam (*)	Automobile comp.		5,1			9,0	
(-) *Consolidation adjustment:* 50% of Amsted-Maxion Fund. Equip. Ferrov.		(42,5)	(14,8)		(73,2)	(26,1)	
Iochpe-Maxion – Consolidated		162,6	110,2	47,5%	310,9	194,9	59,5%

(*) sold on September 2002

SUBSIDIARIES AND JOINT-VENTURES

Iochpe-Maxion Componentes Estruturais, subsidiary operating in the segment of road and agriculture wheels and of chassis and stamps, obtained in this second quarter a growth of 49% in its net sales, in comparison to the same period of the previous year, owing to the national production increase of agriculture and light commercial machines and due to the strong growth of exports. Along the second quarter a new contracts were signed which totalized the additional annual sales of R$ 3.5 million with a highlight to the supply of stamps to Jacto (Brasil) and Streparava/Iveco (Brasil) and railroad wheels to Insak (Singapore) AND Bouzinac/Continental (France).

Maxion Componentes Automotivos, subsidiary operating in the segment of components for passenger cars, had a fall of 6% in this second quarter in its net sales in comparison to the same period of the previous year, due to the fall of the automobile national production.

Amsted-Maxion, a joint-venture operating in the railroad equipment segment, had an increase of 189% in its net sales in this second quarter in comparison to the same period of the previous year, owing to the strong national railroad national market growth and to the export increase. During the second quarter new contract were signed which totalized the sales of R$ 9.0 million, with a highlight to the supply of 10 wagons more to ALL/Coinbra and 9.000 wheels to CVRD and FCA.

08.01 – THE COMMENTS ON CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

R$ million

Income R% million	Second Quarter		First Quarter	
	2003	2002	2003	2002
Consolidated Net Sales	162,6	110,2	310,9	194,9
Net profit	32,6	23,3	68,3	37,9
% net sales	20,0%	21,1%	22,0%	19,4%
Oper. Income Before Fin. Exp. (EBIT)	13,5	9,3	32,1	12,1
% net sales	8,3%	8,4%	10,3%	6,2%
Financial Expenses	(11,2)	(7,6)	(23,2)	(13,9)
Exchange Variation	3,3	(5,3)	4,1	(5,6)
Net Financial Expenses	(7,9)	(12,9)	(19,2)	(19,5)
Operational Income	5,6	(3,6)	12,9	(7,4)
Non-operational income	0,2	(0,6)	(0,1)	(1,3)
Income before the Income Tax and Participations	5,8	(4,2)	12,8	(8,7)
Income Tax and Participations	(5,2)	(1,6)	(8,9)	(4,4)
Net Income	0,6	(5,8)	3,9	(13,1)
EBITDA	21,6	17,3	48,4	28,0
% net sales	13,3%	15,7%	15,6%	14,4%
Net Indebt.			130,3	87,6
Net Indebt. / EBTIDA last 12 months			1,4	1,7

Comparison between the second quarterlies of 2003 and 2002

Sales

The consolidated net sales reached R$ 162.6 million in this second quarter, representing a growth of 47.5 in comparison to the second quarter of 2002. This performance is the result of a strong growth in the national market of railroad wagons, pointing out the delivery of 492 wagons in the quarter (118 wagons in the same period of the previous year) and owing to the export growth which overcame the value of the second quarter of the previous year in R$ 12.2 million (US$ 1.8 million) and to the increase of 16.5% in the national production of agriculture machines in comparison to the second quarter of 2003. The negative factor was the fall of 4.0% in the vehicle national production in this second quarter, in comparison to the same period of the previous year.

Gross Profit

The gross profit reached R$ 32.6 million in the second quarter of 2003, or 20.0% of the net sales (21.1% in the second quarter of 2002). The featured growth of 39.9% in the same period of the previous year was due to the scale gain in the wheel, chassis and railroad equipment segments, having, on the other hand, a scale loss in the segment of automobile components and the negative effects of the Real valuation in the export profitability.

Operational Expenses

The operational expenses in the second quarter of 2003 reached R$ 19.1 million or 11.8% of net sales (12.7%) in the second quarter of 2002). The increase of the absolute value was due to the growth of export growth resulting in increase of expenses of freight and commissions and to the increase of salaries owing to the inflation registered after the October 2002 collective negotiation.

08.01 – THE COMMENTS ON CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

Net Financial Expenses

The net financial expenses reached R$ 7.9 million in the second quarter of 2003 (R$ 12.9 million in the same period of 2002), influenced negatively by the net debt increase which went from R$ 87.6 million in June 2002 to R$ 130.1 million in June 2003 and positively by the net exchange variation in an amount of R$ 3.3 million (negative effect of 5.3 million in 2002), due the Real valuation.

Income tax and Social Contribution

Income Tax and Social Contribution reached R$ 5.2 million in the quarter (R$ 1.6 million in 2002), comparing to the profit before the income tax of R$ 5.8 million. That was owing to that each one of the companies participating in the consolidation has its taxation in an isolated way, it being interdicted to use the losses of one company to make up for the profit of the other one, in addition to the recognition of temporary differences. We should point out that only R$ 250 thousand of this Income Tax and Social Contribution expenses in the second quarter of 2003 represented an actual disbursement.

Investments

During the second quarter of 2003, the investments reached R$ 10.9 million in the development of new products and modernization of the industrial park.

Liquidity and Indebtedness

The financial availability, at the end of June 2003, reached R$ 17.1 million being R$ 11.9 million in a short term and R$ 5.2 million applied in long term financial assets. The Financial Investments in US Dollars represented around 35.0% of the total availability at that date.

The consolidated gross bank indebtedness reached, at the same date, the amount of R$ 147.4 million being R$ 109,1 million at a short run and R$ 38.3 million registered at a long run. The bank debts in US Dollars represented 30.6% of the gross bank indebtedness at the end of June 2003, all of them regarding the Exchange Agreement Front Payments . In April 2003 there was the redemption of the first installment (30%) of the main bonds of the 4th issuance of Iochpe-Maxion, in an amount of 18.1 million.

The net bank indebtedness went from R$ 87.6 in June 2002 to R$ 124.5 million in March 2003 and to R$ 115.1 130.3 in June 2003. The growth in the quarter of R$ 15.8 million on the position of Mach 2003, was due mainly to the working capital growth of R$ 7.7 million. At the end of the quarter, the net exchange exposure was a liability position of U$S 7.0 million.

Market Trading

199 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first quarter of 2003, reaching the volume of 26,650,000 shares negotiated that is, a financial volume of R$ 0.7 million.

Iochpe-Maxion´s relationship with customers site, (www.iochpe-maxion.com.br) contains full information on the Company among which, the 2002 annual report, financial statements, presentations and news.

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

08.01 – THE COMMENTS ON CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

09.01 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1 - ITEM	2 - COMPANY NAME OF THE CONTROLLED/AFFILIATE	3 - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE INVESTED'S CAPITAL	6 - % INVESTOR'S NET WORTH	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN THE CURRENT quarter (Thousand)	9 - NUMBER OF SHARES HELD IN THE PREVIOUS quarter (Thousand)
01	IOCHPE HOLDINGS LLC		CONTROLLED CLOSED	31,00	100,00	Commercial, Industrial Company and Other	1	1
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CONTROLLED CLOSED	74,00	99,00	Commercial, Industrial Company and Other	117.598	117.598
03	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. SA	01.599.436/0001-01	CONTROLLED CLOSED	11,00	50,00	Commercial, Industrial Company and Other	2.710.015	2.710.015

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE

1 - ITEM	01
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURE OF ISSUE	PUBLIC
8 - DATE OF ISSUE	01/05/1998
9 - DUE DATE	01/05/2005
10 – TYPE OF BOND	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INTEREST + 10% P.Y.
12 - PREMIUM/DISCOUNT	NONE
13 - FACE VALUE (Reais)	197,01
14 - AMOUNT ISSUEDS (Thousand Reais)	59.598
15 – QTY. OF ISSUED BONDS (Unit)	220.375
16 - CIRCULATION BOND (Unit)	218.787
17 - TREASURY BOND (Unit)	0
18 - PAID BACK BOND (Unit)	0
19 - CONVERTED BOND (Unit)	1.588
20 - PLACEABLE BOND (Unit)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	02/05/2004

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

07.01 – SPECIAL REVIEW REPORT WITHOUT EXCEPTION

Independent auditors' report on the limited review

June 18th, 2003

To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. *regarding quarterlies and periods ending on June 30th and March 31st 2003 and June 30th 2002, made under the* responsibility of the company's administration.

2 Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

3 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O5

Pedro Ozires Predeus
Accountant CRC 1SP061331/O-3

07.01 – SPECIAL REVIEW REPORT WITHOUT EXCEPTION

Independent auditors' report on the limited review

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF RELATIONSHIP WITH INVESTORS (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY'S CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO	3
01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3
02	01	ASSET NET WORTH	4
02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	17
06	01	CONSOLIDATED NET WORTH ASSETS	18
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	19
07	01	CONSOLIDATED STATEMENT OF INCOME	21
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	23
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	28
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	29
17	01	SPECIAL REVIEW REPORT	30
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	
		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	/31

G

Iochpe Maxion S.A.
Independent Auditors' Report
on the limited review of
Quarter Information – ITR
September 30th and June 30th 2003 and
September 30th, 2002

G1

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 610005
05001-400 São Paulo, SP – Brasil
Telephone (011) 3674-200

Independent auditors' report on the limited review

To the Administrators and Shareholders
Iochpe Maxion S.A.

4 We carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarters and periods ending on September 30th and June 30th 2003 and September 30th 2002, made under the responsibility of the company's administration.

5 Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

G2

6 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

São Paulo, October 17th, 2003

(Signed) PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O5

(Signed)
Pedro Ozires Predeus
Accountant CRC 1SP061331/O-3

G3

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2003 **Corporate Legislation**
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

THE REGISTRATION AT CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, BEING ITS ADMINISTRATORS RESPONSIBLE FORTHE TRUTHFULNESS OF THE RENDERED INFORMATION ..

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75
4- NIRE 35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS				2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor				Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo			5- STATE SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 – TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 - FAX	14 - FAX	
15 - E- MAIL fenelon@iochpe.com.br				

01.03 - DIRECTOR OF RELATIONSHIP WITH INVESTORS (Address for Correspondence with the Company)

1 – NAME
Oscar Antônio Fontoura Becker

2 - FULL ADDRESS					3 – NEIGHBORHOOD
Rua: Luigi Galvani, 146 - 13th floor					Brooklin Novo
4 - CEP (ZIP CODE) 04575-020	5 – COUNTY São Paulo				6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX	
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX		
16 - E-MAIL becker@iochpe.com.br					

01.04 - REFERENCE / AUDITOR

ONGOING ACCOUNTING PERIOD		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - NUMBER	3 - NUMBER	4 - START	5 - NUMBER	6 - NUMBER	7 - START	8 - NUMBER
01/01/2003	31/12/2003	3	01/07/2003	30/09/2003	2	01/04/2003	30/06/2002
9 - NAME/AUDITOR'S COMPANY NAME Pricewaterhouse Coopers Auditores Independentes						10 - CVM CODE 000287-9	
11 - NAME OF THE TECHNICAL PERSON IN CHARGE Pedro Ozires Predeus						12 - CPF OF TECH. IN CHARGE 005.474.508-00	

G4

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2003 *Corporate Legislation*
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05 - JOINT STOCK COMPOSITION

NUMBER OF SHARES (Thousand)	1 - CURRENT QUARTER 30/09/2003	2 - PREVIOUS QUARTER 30/06/2003	3 - SAME QUARTERPREVIOUS ACCOUNTING PERIOD 30/09/2002
Paid-up Capital			
1 - Common	921.430	921.430	921.430
2 - Preferred	1.740.185	1.740.185	1.740.185
3 - Total	2.661.615	2.661.615	2.661.615
In Treasury			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY
Commercial, Industrial Company and Other
2 - TYPE OF SITUATION
Operational
3 - NATURE OF THE SHARE CONTROL
National Private
4 - ACTIVITY CODE

1170000 - Participation and Administration
5 - MAIN ACTIVITY Holding - Spare parts company
6 - CONSOLIDATED TYPE Total
7 - TYPE OF AUDITORS' REPORT Without Exception

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - WILFUL AND/PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - BENEFIT	5 – PAY START	6 -SHARE TYPE	7 - VALUE OF BENEFIT PER SHARE

G5

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO

1 - ITEM	2 - DATE OF ALTERATION	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5 - ALTERATION ORIGIN	6 - QTY. OF ISSUED SHARES (Thousand)	7 - ISSUANCE PRICE SHARE (Reais)

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1 – DATE	2 - SIGNATURE
17/10/2003	

G6

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2003	4 - 30/06/2003
1	Total Assets	277.815	275.783
1.01	Current Assets	13.818	13.281
1.01.01	Availability	4.719	4.183
1.01.01.01	Cash and Banks	122	283
1.01.01.02	Financial Investments	4.597	3.900
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	9.099	9.098
1.01.04.01	Debtors due to assets sale	150	150
1.01.04.02	Receivable Dividends	1.643	1.425
1.01.04.03	Retrievable taxes	6.043	6.237
1.01.04.04	Deferred income tax	1.212	1.241
1.01.04.05	Other	51	45
1.02	Long Term Receivable Assets	104.216	98.576
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	72.988	67.369
1.02.02.01	With Affiliate	853	1.099
1.02.02.02	With Controlled	72.135	66.270
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	31.228	31.207
1.02.03.01	Deferred income tax	23.600	23.600
1.02.03.02	Judicial/compulsory deposits	6.888	6.894
1.02.03.03	Retrievable taxes	740	713
1.03	Permanent Assets	159.781	163.926
1.03.01	Investments	159.370	163.473
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	159.285	163.388
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	411	453
1.03.03	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2003 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2003	4 - 30/06/2003
2	Total Liabilities	277.815	275.783
2.01	Current Assets	88.557	84.874
2.01.01	Loans and Finance	0	0
2.01.02	Bonds	20.117	19.162
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	137	84
2.01.05	Payable Dividends	45	43
2.01.06	Provisions	18.967	16.677
2.01.06.01	Salaries and payroll taxes	419	355
2.01.06.02	Labor Contingencies	412	214
2.01.06.03	Fiscal Contingencies	11.196	10.524
2.01.06.04	Uncovered liabilities	6.758	5.400
2.01.06.05	Other	182	184
2.01.07	Debts with Associated People	49.138	48.283
2.01.08	Other	153	625
2.01.08.01	Fiscal Retrieving Program -REFIS	55	194
2.01.08.02	Other	98	431
2.02	Long Term Liabilities	29.823	30.344
2.02.01	Loans and Finance	0	0
2.02.02	Bonds	24.478	24.630
2.02.03	Provisions	5.345	5.345
2.02.03.01	Fiscal Contingencies	5.345	5.345
2.02.04	Debts with Associated People	0	0
2.02.05	Other	0	369
2.02.05.01	Fiscal Retrieving Program -REFIS	0	369
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	159.435	160.565
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(2.028)	(898)

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 - STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/07/2003 to 30/09/2003	4 - 01/01/2003 to 30/09/2003	5 - 01/07/2002 to 30/09/2002	6 - 01/01/2002 to 30/09/2002
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operational Expenses/Revenues	(51)	3.363	(9.256)	(20.862)
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.236)	(6.803)	(2.154)	(6.718)
3.06.03	Financial	3.856	2.122	(26.610)	(47.931)
3.06.03.01	Financial Income	6.100	13.898	55.1925	86.594
3.06.03.02	Financial Expenses	(2.244)	(11.776)	(81.802)	(134.525)
3.06.04	Other Operational Incomes	0	6	57	75
3.06.05	Other Operational Expenses	0	0	(1)	(7)
3.06.06	Equity Income	(1.671)	8.038	19.452	33.719
3.07	Operational Income	(51)	3.363	(9.256)	(20.862)
3.08	Non-operational Income	(1.025)	(509)	9.516	8.030
3.08.01	Revenues	0	942	9.847	9.847
3.08.01.01	Other	0	942	9.847	9.847
3.08.02	Expenses	(1.025)	(1.451)	(331)	(1.817)
3.08.02.02	Losses in the Fixed Assets	(30)	(90)	0	0
3.08.02.03	Other	(995)	(1.361)	(331)	(1.817)
3.09	Income Before the Taxation/Participations	(1.076)	2.854	260	(12.832)
3.10	Provision for Inc. Tax and Social Contrib.	(25)	(25)	0	0
3.11	Deferred Income Tax	(29)	(29)	0	(19)
3.12	Statutory Participations/Contributions	0	0	0	(41)
3.12.01	Participations	0	0	0	(41)
3.12.02	Contributions	0	0	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2003
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

Corporate Legislation

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/07/2003 to 30/09/2003	4 - 01/01/2003 to 30/09/2003	5 - 01/07/2002 to 30/09/2002	6 - 01/01/2002 to 30/09/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.15	Loss/Profit within the Period	(1.130)	2.800	260	(12.892)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	Profit per Share		0,00105	0,0010	
	Loss per Share	(0,00042)			(0,00484

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSAND OF REAIS

1. OPERATIONAL CONTEXT

The company has for its main purpose to participate in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Componentes Estruturais Ltda. (Cruzeiro – SP), manufacturing and trade of full chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of wheels and railroad components and industrial cast products; Maxion Componentes Automotivos S.A. (Contagem MG), manufacturing and trade of glass up-rollers, locks and other components.

2. MAIN ACCOUNTING PRACTICES

The quarter information have been prepared according to the standards issued by the Securities and Exchange Commission – CVM.

The result is calculated by the accounting period competence method.

The long term and current assets are stated to the cost or payment value , including, where applicable, the incurred interest and monetary variations.

The deferred tax credits on the fiscal losses, temporary additions and negative base of social contributions have been constituted within the premises defined by the resolution no. 273 of Securities and Exchange Commission – CVM.

The permanent is at cost value, monetarily correct up to December 31st 1995 based on official indexes combined with the following aspects:

- The investments in controlled companies are assessed by the worth equivalence method, plus the surcharge to be repaid, where applicable. The surcharge is repaid according to the assets paying up which has given rise to it or profit expectation up to the maximum time limit of 10 years.

- Depreciation of fixed asset goods by the linear method, the annual fees which take into account the economic life cycle of the goods and their actual usage.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction.

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSAND OF REAIS

3. CONSOLIDATION CRITERIA

The consolidated quarter information on September 30th, 2003 and June 30th 2003 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in Securities and Exchange Commission´s (CVM) instruction and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, in which it keeps direct or indirect share control, presenting in Note 5.

In the consolidated quarter information the investors' investments in net worth and in the invested parties yielding, the asset and liabilities balances, the revenues and expenses and the non paid-up profits resulting from operations which took place among the consolidated companies. The minor shareholders' participation has been remarked in the consolidated balance sheet and in the corresponding yield of the quarter, period ending on September 30th, 2003.

According to provision in CMM Instruction no. 247/96, the financial statement proportional consolidation of Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to its corporate participation. The main groups of assets and liabilities accounts and of yield of the referred company are below:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S/A		
	31/03/2003	31/12/2002	31/03/2002
In the net worth			
Current assets	68.332	69.029	33.849
Long Term Receivable	10.513	6.684	4.687
Permanent Assets	35.424	34.502	30.850
Total of Assets	114.269	110.215	69.386
Current liabilities	51.367	57.367	24.703
Long Term Liabilities	27.447	16.741	5.869
Net worth	35.455	36.107	38.814
Total of liabilities and net worth	114.269	110.215	69.386
In the income statement			
Sales Net Revenue	235.917	146.524	88.186
Cost of Sold Products	(183.390)	(113.027)	(68.052)
Net profit	52.527	33.497	20.134
Operational expenses	(27.570)	(16.807)	(14.900)
Non-operational expenses	(155)	(155)	(53)
Income tax and social contribution	(9.167)	(6.098)	(1.806)
Employees' participation			(808)
Net profit of the accounting period	15.635	10.437	2.567

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER Base Date - 30/09/2003

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

4. CONSOLIDATION CRITERIA

a) The company bears a fiscal loss in an amount of R$ 170,293 (R$ 172,602 on June 30th 2003) and negative base of social tax of R$ 174,817 (R$ 175,813 on June 30th, 2003), without period of limitation and temporary differences in an amount of R$ 11,789 (R$ 10,922 on June 30th, 2003). The company has computed deferred tax credits in an amount of R$ 24,812 (R$ 24,841 on June 30th, 203). The additional tax credits resulting from the fiscal losses and negative bases of social contributions in an amount of R$ 37,502 (R$ 37,837 on June 30th, 2003) are not being registered.

The deferred tax credits computed so far are expected to be paid within the feasibility technical study updated and approved by the administration (four years from January 2003), supported by the sales process of part of the controlled companies' shareholding control and expectation of new associations.

It's the company's policy not to recognize new tax credits until the current tax credit balances are fully paid up. The eventual registration of new credits will only take place if new economic facts which support additional future tax profitability come up and their further realization.

b) The controlled companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Componentes Estruturais Ltda. Recognize deferred tax credits resulting from fiscal losses, negative bases and temporary differences as mentioned in CVM Resolution no. 273 of 1998.

The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study approved by the administration (four years from January 2003) evidenced by: (i) carrying out of temporary differences; (ii) retaking of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

c) The projections of deferred tax credits carrying out will take place as follows

Forecasts of tax credit payment	Controlled
2003	1.212
2005	10.300
2006	13.300
	24.812

04.01 – EXPLANATORY NOTES

	Controlled	
	30/09/2003	30/06/2003
Fiscal losses	16.955	16.984
Negative bases of social contribution	7.857	7.857
	24.812	24.841
Less Current Assets	(1.212)	(1.241)
In the Long Term Liabilities	23.600	23.600

5. INVESTMENTS IN CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 30/06/2003	Equity Income 30/09/2003	Balance of Investments 30/09/2003
Maxion Compon. Automotivos S/A(1)	23,62	5.582	(4.903)	679
Maxion Compon. Automotivos S/A – Surcharge		9.999		9.134
Maxion Compon. Estruturais Ltda.	99,99	81.697	2.018	83.715
Amsted -Maxion Fundição e Equipamentos Ferroviários S/A (2)	50,00	18.053	2.600	17.728
Iochpe Holdings, LLC	100,00	48.057	(28)	48.029
		163.388	(313)	159.285
Uncovered liabilities provision				
Tecob Cobranças, Representações e Comércio Ltda.	99,99	(5.400)	(1.358)	(6.758)
		(5.400)	(1.358)	(6.758)
			1.671	

1) On September 15th, 2003, the controlled company Maxion Components Estruturais Ltda, increased the joint stock in Maxion Components Automotivos S.A. with the subscription of 1,220,451,895 common shares, by means of the using of credit in an amount of R$ 35,164, representing 75,895 common shares, reducing the direct participation of the controlled company to 23,62%.

2) During the third quarter of 2003, the controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., distributed intermediate dividends in an amount of

R$ 5,850. The effects in the company correspond to 50% of these values considering the joint control.

G14

04.01 – EXPLANATORY NOTES

6. RELATED PARTIES

	Controlled				
	Assets	Liabilities	Time Limit	Duties	Guarantees
Iochpe-Maxion USA, INC.	8.708		31/10/2003	VC + 1,41 p.y..	No
Iochpe Holdings, LLC		46.460	12/12/2003	6% p.y..	No
Maxion Componentes Estruturais Ltda.	42.068		31/12/2006	39,29% p.y..	No
Tecob Cobranças, Repres. e Com. Ltda.	21.359		Without Time Limit		No
Maxion Compon. Automotivos S/A		2.678		12,68% p.y..	No
Fundação Iochpe	853		Without Time Limit	Ufir 31.12.95	No
Balance on September 30th 2003	72.988	49.138			
Balance on June 30th 2003	67.369	48.283			

7. BONDS

	Controlled	
	Granted Guarantees	Refis Guarantee
Maxion Componentes Estruturais Ltda.	74.545	
Maxion Componentes Automotivos S/A	14.427	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S/A	2.684	
Balance on September 30th 2003	91.656	16.017
Balance on June 30th 2003	91.954	16.017

	Controlled		Average Annual Rate of Interest %
	30/09/2003	30/06/2003	INPC + 10%
Current	20.117	19.162	

Long Term Liabilities	24.478	24.630
	44.595	43.792

218,787 bonds of the 4th issuance remain current in an amount of R$44,595 and their due times will be in the moths of May 2004 and 2005 (R$ 24,478), with charges according to the variation of Índice Nacional de Preços ao Consumidor – INPC (National Index of Price Variation to the Consumer, plus an interest rate of 10% a year, "pro-rata temporis" calculated from the issuance date to the conversion on due date.

8. PROGRAMA DE RECUPERAÇÃOFISCAL – REFIS (FISCAL RETRIEVING PROGRAM)

The movement of values due to REFIS is shown as follows:

	Controlled
Balance on June 30th 2003	563
Monetary Correction	4
Carried out payments and regulations	(512)
Balance on September 30th 2003	55

As guarantee of the Fiscal Recovering Program it was offered:

Investment assets – 20,000,00 shares of the subsidiary Maxion Componentes Estruturais Ltda., in an amount of R$ 16,764, equivalent to its net worth on September 30th, 2000.

9. PROVISION FOR CONTINGENCIES

The company undergoes a legal tax and labor dispute for which provisions have been separate in amount sufficient to cover possible losses, as shown as follows:

	Controlled	
	30/09/2003	30/06/2003
Taxes	16.541	15.869
Labor	412	214
	16.953	16.083
Current liabilities	(11.608)	(10.738)
In the Long Term Liabilities	5.345	5.345

10. NET WORTH

a) Joint Stock

The joint stock is represented by 2,661,615,270 shares, being 921,429,894 common shares and 1,740,1885, 376 preferred shares without face value.

04.01 – EXPLANATORY NOTES

The company has authorization to increase the joint stock, regardless of the statutory reform, up to the limit of more than 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution by the Administrative Council which will set the amount of issued shares, the issuance price and the conditions for payment of their subscription, as well as other forms and procedures regarding each issuance.

b) Statutory reserve – investment and working capital

The working capital investment reserve has for an aim to ensure investments in permanent assets and working capital increase, including by means of authorization of the company's debts, as well as the capitalization and financing of controlled and affiliate corporations. It will be formed from an annual installment of 10% (ten per cent) and at most 58% (fifty-eight per cent) of the net profit and it will have as maximum limit the amount which may not exceed in conjunction with the legal reserve, the joint stock value.

c) Right of shares

Each common share will grant the right of a vote in the General Assemblies' regulation. The preferred shares do not have vote right, having as advantage the capital reimbursement priority, without premium, at the proportion of its participation in the joint stock, in case of eventual company's closing down.

The preferred shares will have the participation in the distributed profits 10% over the ones assigned to the common shares, as well as the participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions to the common ones.

d) Dividends

The accounting period net profit calculated according to the terms of Art. 191 of Law no. 6.404 of December 15th, 1976, will have the following destination: a) (five per cent) for the legal reserve constitution which will not exceed 20% (twenty per cent); b) 37% (thirty seven per cent) for distribution of compulsory dividends; and, c) the remaining which is not appropriate to investment statutory reserve and working capital or retained in the way foreseen in the capital budget approved by the General Meeting will be destined as supplementary dividend to the share holder.

11. FINANCIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments manages its exchange exposure with the aim of equalizing its obligations indexed to the dollar,

representing in this date substantially by advance operations of exchange agreement and payable accounts of suppliers oversees with the equivalence to the amount of assets indexed in dollar and 'swap operations.

a) Financial Investments – controller – in the total of R$ 4,597 (R$ 3,900 on June 30th, 2003), invested in fixed income funds, updated by the value of the shares on the balance sheet date based on the variation of the Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate).

Long term Financial Investments in a value of R$ 4,525 (R$ 5,175 on June 30th, 2003), refer to two hedges without cash in the controlled company Iochpe Holding, LLC, whose due date is foreseen on April 11th, 2005.

G17

04.01 – EXPLANATORY NOTES

Investments – refer to investments in closed capital controlled companies and which are registered according to their equity value.

Credits and debits with related people – refer substantially to normal commercial operations between the companies, not being resulting from transfer of financing obtained from the market.

The other assets and liabilities financial instruments on the financial statements on September 30th, 2003 have been determined according to the accounting criteria and practices disclosed in specific explanatory notes being that their accounting values are equivalent to approximately to their market value.

G18

05.01 – COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE

SEE THE COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE

G19

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2003	4 - 30/06/2003
1	Total Assets	435.583	437.003
1.01	Current Assets	200.006	202.491
1.01.01	Availability	16.760	11.923
1.01.01.01	Cash and Banks	8.600	7.482
1.01.01.02	Financial Investments	8.160	4.441
1.01.02	Credits	85.408	90.300
1.01.02.01	Customers	79.096	82.815
1.01.02.02	Debtor due to asset sales	150	150
1.01.02.03	Front payment to suppliers	2.699	3.184
1.01.02.04	Other	3.463	4.151
1.01.03	Inventories	77.405	76.994
1.01.04	Other	20.433	23.274
1.01.04.01	Retrievable taxes	15.156	16.005
1.01.04.02	Anticipated Expenses	1.012	1.826
1.01.04.03	Deferred income tax	4.265	5.443
1.02	Long Term Receivable Assets	79.495	79.704
1.02.01	Miscellaneous Credits	5.521	5.521
1.02.01.01	Customers	5.521	5.521
1.02.02	Credit with Associated People	852	1.099
1.02.02.01	With Affiliate	852	1.099
1.02.02.02	With Controlled	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	73.122	73.084
1.02.03.01	Financial Investments	4.525	5.175
1.02.03.02	Anticipated Expenses	154	247
1.02.03.03	Deferred income tax	51.631	51.631
1.02.03.04	Compulsory and judicial deposits	11.176	10.700
1.02.03.05	Real states for sale	8	107
1.02.03.06	Retrievable taxes	1.992	1.683
1.02.03.07	Other	3.636	3.541
1.03	Permanent Assets	156.082	154.808
1.03.01	Investments	9.297	10.161
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled	9.135	9.999
1.03.01.03	Other Investments	162	162
1.03.02	Fixed Assets	130.978	128.144
1.03.03	Deferred	15.807	16.503

G20

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2003	4 - 30/06/2003
2	Total Liabilities	435.583	437.003
2.01	Current Assets	190.454	196.218
2.01.01	Loans and Finance	78.018	89.974
2.01.02	Bonds	20.117	19.162
2.01.03	Suppliers	34.554	31.787
2.01.04	Taxes, Charges and Contributions	6.833	5.573
2.01.05	Payable Dividends	30	44
2.01.06	Provisions	40.388	35.022
2.01.06.01	Commissions	2.486	1.992
2.01.06.02	Salaries and payroll taxes	17.452	15.161
2.01.06.03	Guarantees and revisions	678	678
2.01.06.04	Labor Contingencies	1.481	777
2.01.06.05	Fiscal Contingencies	11.196	10.524
2.01.06.06	Other	7.095	5.890
2.01.07	Debts with Associated People	0	0
2.01.08	Other	10.514	14.656
2.01.08.01	Resellers and customers	5.478	10.235
2.01.08.02	Tax installments	584	767
2.01.08.03	Fiscal Retrieving Program -REFIS	2.073	2.206
2.01.08.05	Other	2.379	1.448
2.02	Long Term Liabilities	85.501	79.913
2.02.01	Loans and Finance	13.727	13.672
2.02.02	Bonds	24.478	24.630
2.02.03	Provisions	26.719	20.166
2.02.03.01	Fiscal Contingencies	26.719	20.166
2.02.04	Debts with Associated People	0	0
2.02.05	Other	20.577	21.445
2.02.05.01	Tax installments	212	277
2.02.05.02	Fiscal Retrieving Program -REFIS	14.490	14.974
2.02.05.03	Other	5.875	6.194
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Participations	193	307
2.05	Net Worth	159.435	160.565
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2003	4 - 30/06/2003
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(2.028)	(898)

G22

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 – CODE	2 - DESCRIPTION	3 - 01/07/2003 to 30/09/2003	4 - 01/01/2003 to 30/09/2003	5 - 01/07/2002 to 30/09/2002	6 - 01/01/2002 to 30/09/2002
3.01	Gross Income of Sales and/or Services	211.917	556.023	122.868	349.497
3.02	Deductions from the Gross Income	(27.886)	(61.118)	(15.793)	(47.572)
3.03	Net Income of Sales and/or Services	184.041	494.905	107.075	301.925
3.04	Cost of Sold Assets and/or Services	(145.015)	(387.632)	(82.325)	(239.316)
3.05	Gross Income	39.026	107.273	24.750	62.609
3.06	Operational Expenses/Revenues	(31.783)	(87.088)	(32.099)	(77.406)
3.06.01	With Sales	(12.815)	(32.625)	(9.361)	(21.845)
3.06.02	General and Administrative	(8.482)	(24.077)	(7.306)	(21.432)
3.06.03	Financial	(9.975)	(29.160)	(15.907)	(35.481)
3.06.03.01	Financial Income	2.297	(2.718)	80.364	124.872
3.06.03.02	Financial Expenses	(12.272)	(26.442)	(96.271)	(160.353)
3.06.04	Other Operational Income	102	142	1.653	2.530
3.06.05	Other Operational Expenses	(613)	(1.368)	(1.178)	(1.178)
3.06.06	Equity Income	0	0	0	0
3.07	Operational Income	7.243	20.185	(7.349)	(14.797)
3.08	Non-operational Income	(2.442)	(2.499)	7.871	6.577
3.08.01	Revenues	0	942	9.847	9.847
3.08.01.01	Capital Gain	0	0	9.847	9.847
3.08.01.02	Other	0	942	0	0
3.08.02	Expenses	(2.442)	(3.441)	(1.976)	(3.270)
3.08.02.02	Other	(2.442)	(3.441)	(1.976)	(3.270)
3.09	Income Before the Taxation/Participations	4.801	17.686	522	(8.220)
3.10	Provision for Inc. Tax and Social Contrib.	(4.777)	(11.026)	(636)	(636)
3.11	Deferred Income Tax	(1.269)	(4.180)	(1.988)	(6.306)
3.12	Statutory Participations/Contributions	0	0	(667)	(2.605)
3.12.01	Participations	0	0	(667)	(2.605)
3.12.02	Contributions	0	0	0	0

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/07/2003 to 30/09/2003	4 - 01/01/2003 to 30/09/2003	5 - 01/07/2002 to 30/09/2002	6 - 01/01/2002 to 30/09/2002
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.14	Minority Participations	115	320	3.029	4.875
3.15	Loss/Profit within the Period	(1.130)	2.800	260	(12.892)
	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	Profit per Share		0,00105	0,00010	
	Loss per Share	(0,00042)			(0,00484)

COMMENTS ON THE 2003 3RD quarter PERFORMANCE

Iochpe-Maxion has presented a sale net revenue of R$ 184,0 million on the 3rd quarter of 2003, an increase of 72,0% in comparison to the same period of the previous year. The operational profit (EBIT) reached R$ 17.2 million, an increase of 100,0%, while the generation of gross cash (EBITDA) reached R$ 25.3 million, with a growth of 47.1%. The Net yield was negative in 1.1 million compared to the net profit of R$ 0.2 million presented in the same period of 2002.

The net quarter revenue was affected positively by the growth of railroad equipment, national production of busses, trucks, station wagons and agricultural machines market and negatively by the automobile Brazilian manufacturing fall, always in comparison to the same period of the previous year.

In the first nine months of 2003, the net revenue reached R$ 494.9 million, a growth of 63.9%, whereas the operational net profit (EBIT) reached R$ 49.3 million, an increase of 138,2% and the gross cash generation (EBITDA) reached R$ 73.7 million, a growth of 63.4%, always in comparison to the same period of 2002. The net yield was positive in R$ 2.8 million, compared to the loss of R$ 12,9 million in the same period of 2002.

Market

The automobile and machine Brazilian has presented the following behavior:

Segment	in thousand units, except variation						
	Third Quarter				Nine Months		
	2003	2002	Var. 03/02 (%)		2003	2002	Var.03/02 (%)
Automobile	356,1	375,7	(5,2%)		1.105,7	1.110,8	(0,5%)
Station wagons	57,0	44,7	27,5%		154,5	136,2	13,4%
Trucks	19,2	16,9	13,6%		57,5	52,4	9,8%
Busses	6,9	5,5	25,5%		19,9	18,5	7,7%
Total vehicles	439,1	442,7	(0,8%)		1.337,6	1.317,8	1,5%
Agriculture Machines	17,5	15,2	15,1%		44,1	38,8	13,7%

Source: Anfavea

The railroad equipment market kept heated up during the third quarter, especially in the wagon segment with the production of 564 units, a growth of 1,193.2%, whereas the rail road wheel segments and of cast railroad grew 11.6% and 126.5% respectively, all in comparison to the same period of the previous year.

Iochpe-Maxion's exports in the 2003 third quarter reached US$ 10.2 million (16.0% of the consolidated net revenue), a growth in US Dollars of 37.8% (a growth of 8.1% in Reais) in comparison to the same period of the previous year. Within the first nine months of 2003, the exports reached US$ 25.0 million (16.2% of the consolidated net revenue), a growth in US Dollars of 37.8% (a growth of 52.9%) in comparison to the same period of the previous year.

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER Base Date - 30/09/2003

01193 – 2 IOCHPE -MAXION S.A. 61.156.113/0001-75

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHINTHE quarter

Net Sales - R$ million

		Third Quarter				Nine Months		
Companies	**Business**	**2003**	**2002**	**Var.03/02 (%)**		**2003**	**2002**	**Var.03/02(%)**
Maxion Componentes Estruturais	Wheels and Chassis	112,7	62,5	80,3%		295,3	174,9	68,8%
Amsted-Maxion Fund. e Equip. Ferrov.	Railroad Equip.	89,4	35,9	149,0%		235,9	88,2	167,5%
Maxion Comp. Automotivos	Automobile comp.	26,7	23,4	14,1%		81,7	70,7	15,6%
Maxion Nacam (*)		-	3,2			-	12,2	
(-) Consolidation adjustment: 50% of Amsted-Maxion Fund. Equip. Ferrov.		(44,8)	(18,0)			(118,0)	(44,1)	
Iochpe-Maxion - Consolidated		**184,0**	**107,0**	72,0%		494,9	301,9	63,9%

(*) sold on September 2002

SUBSIDIARIES AND JOINT-VENTURE

Iochpe-Maxion Componentes Estruturais, subsidiary operating in the segment of components wheels, chassis and stamps for busses, trucks, station wagons and agriculture machines, achieved in this third quarter a growth of 8,3% in its net revenue, in comparison to the same period of the previous year, owing to the national production increase of station wagons, trucks, busses and agricultural machines, as shown above. Along the third quarter a new contract was signed to supply wheels to Dunlop (South Africa) in an amount of 1,5 million in additional annual sales.

Maxion Componentes Automotivos, subsidiary operating in the segment of components for passenger cars, had a growth of 14.1% in its net revenue in this third quarter in comparison to the same period of the previous year, even though a fall in the automobile national production has taken place, as shown above. This growth is due to the market participation increase of Fiesta/Ecosport platform of Ford, to which the company exclusively supplies glass lifting mechanisms, as well as owing to the sale of desmodronic keys for VW, which started in 2003.

Amsted-Maxion, a joint-venture manufacturer of railroad equipment, achieved a growth of 149.0% in its net revenue in this third quarter, in comparison to the same period of the previous year, owing to the national railroad national market growth. In October 2003, Amsted-Maxion sighed a new contact to supply 1,677 railroad wagons to Companhia Vale do Rio Doce – CVRD, in the approximate amount of R$ 200,0 million, with deliveries scheduled during the first quarter of 2004.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

Consolidated Income

R$ million	Third Quarter		Nine Months	
	2003	**2002**	**2003**	**2002**
Net Income	184,0	107,0	494,9	301,9
Net profit	39,0	24,8	107,3	62,6
% net income	21,2%	23,2%	21,7%	20,7%
Oper. Income Before Financ. Expens. (EBIT)	17,2	8,6	49,3	20,7
% net income	9,3%	8,0%	10,0%	6,9%

Financial Expenses	(9,5)	(8,5)	(32,7)	(22,5)
Exchange Variation	(0,5)	(7,4)	3,6	(13,0)
Net Financial Expenses	(10,0)	(15,9)	(29,1)	(35,5)
Operation Income	7,2	(7,3)	20,2	(14,8)
Non-opertional income	(2,4)	7,9	(2,5)	6,6
Income before Income Tax and Participations	4,8	0,5	17,7	(8,2)
Income Tax and Participations	(5,9)	(0,3)	(14,9)	(4,7)
Net Income	(1,1)	0,2	2,8	(12,9)
EBITDA	25,3	17,2	73,7	45,1
% net sales	13,8%	16,1%	14,9%	14,9%
Net Indebtedness			114,9	104,1
Net Ind. / EBTIDA last 12 months			1,1	2,0

Comparison between the third quarterlies of 2003 and 2002

Net Revenue
The consolidated net revenue reached R$ 184.0 million in this third quarter, representing a growth of 72.0% in comparison to the third quarter of 2002. This performance is the result of a strong growth in the national market of railroad wagons, pointing out the delivery of 564 wagons in the quarter (44 wagons in the same period of the previous year) and due to the increase of national production of station wagons, trucks, busses and agricultural machines. The negative point was the fall on the automobile national production and the export growth in Reais of only 8.1%, when comparing to the growth of 37.8% in US Dollars. Out of the total net revenue, 49% was destined to the segment of busses, trucks and agricultural machines, 16% to the segment of automobile, 19% to the railroad segment and 16% to exports.

Gross Profit
The gross profit reached R$ 39.0 million in the third quarter of 2003, or 21.2% of the net revenue (23.2% in the third quarter of 2002). The featured growth of 57.3% on the same period of the previous year was due to the scale in railroad equipment, wheels and chassis, made up by the profitability reduction in the exports as a result of the national currency appreciation in the last months.

Operational Expenses

The operational expenses in this third quarter reached R$ 21.8 million or 11.8% of net revenue (15.1%) in the third quarter of 2002). The increase of the absolute value was due to the growth of expenses related to sales, such as freight and commissions and to the salary rise due to the "dissídio coletivo" (collective salary agreement) which took place after the third quarter of the previous year.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

Net Financial Expenses
The net financial expenses reached R$ 10.0 million in the third quarter of 2003 (R$ 15.9 million in the same period of 2002), influenced negatively by the net debt increase which went from R$ 104.1 million in September 2002 to R$ 115.1 million in September 2003 and positively by the expenses resulting from the net exchange variation of R$ 0.5 million, less than the 7.4 million registered in the same period of 2002.

Income tax and Social Contribution

Income Tax and Social Contribution reached R$ 6.0 million in the quarter (R$ 2.6 million in 2002), comparing to the profit before the income tax of R$ 4.8 million (R$ 0.5 million in 2002). That was owing to that each one of the companies participating in the consolidation has its taxation in an isolated way, it

being interdicted to use the losses of one company to make up for the profit of the other one, in addition to the recognition of temporary differences. We should point out that the total of this Income Tax and Social Contribution expenses in this third quarter does not represent effective disbursement.

Investments
The investments reached R$ 9.0 million during the third quarter of 2003 (4.1) million in 2002), destined to the development of new products and to the modernization of the industrial park, with a highlight to the investments in the enlargement of the road wheels capacity with R$ 6.3 million.

Liquidity and Indebtedness
The consolidated financial availability, at the end of September 2003, reached R$ 21.3 million being R$ 16.8 million in a short term and R$ 4.5 million applied in long term financial assets. The Financial Investments in US Dollars represented around 22% of the total availability at that date.

The consolidated gross bank indebtedness reached the amount of R$ 136.4 million at the same date, being R$ 98.1 million in the short run and R$ 38.2 million registered at long run. The INPC and IGPM are the main indexers of bank debts, representing 40% of the gross bank indebtedness at the end of September 2003, followed by CDI with 29%. Dollar with 19% and TJLP with 8%.

The net bank indebtedness went from R$ 104.1 million in September 2002 to R$ 130.3 million in June 2003 and R$ 115.1 million in September 2003. The reduction of R$ 15.2 million in the third quarter on the position of June 2003, was due to the generation of gross cash (EBITDA) of R$ 25.3 million and to the reduction of the working capital in R$ 12.0 million, balanced by the net financial expenses of R$ 10.0 million and by the investments of R$ 9.0 million. At the end of the quarter, the net exchange exposure was a liability position of US$ 4.4 million.

Market Trading

765 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first nine months of 2003, reaching the volume of 106,760,000 shares negotiated, that is, a financial volume of R$ 4.2 million.

Within the period from January to September 2003, the preferred shares (Bovespa: MYPK4 / ADR-OTR: IOCJY) have a valuation of 138.3%, whereas the common shares (Bovespa: MYPK3 were valuated in 112.2%.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

Iochpe-Maxion´s relationship with customers site, (www.iochpe-maxion.com.br) contains full information on the Company among which, the 2002 annual report, quarter and annual financial statements, presentations and news.

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

09.01 - PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1 - ITEM	2 - COMPANY NAME OF THE CONTROLLED/AFFILIATE	3 - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE INVESTED'S CAPITAL	6 - % INVEESTOR'S NET WORTH	7 - TYPE OF COMPANY	8 - NUMBER OF SHARES HELD IN THE CURRENT quarter (Thousand)	9 - NUMBER OF SHARES HELD IN THE PREVIOUS quarter (Thousand)
01	IOCHPE HOLDINGS LLC		CONTROLLED CLOSED	100,00	30,00	Commercial, Industrial Company and Other	1	1
02	MAXION COMPONENTES ESTRUTURAIS LTDA.	01.599.435/0001-67	CONTROLLED CLOSED	99,99	78,00	Commercial, Industrial Company and Other	117.598	117.598
03	AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. SA	01.599.436/0001-01	CONTROLLED CLOSED	50,00	11,00	Commercial, Industrial Company and Other	2.710.015	2.710.015

G30

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE

1 - ITEM	01
2 - ORDER NO.	4ª
3 – CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 – NATURERE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 – SPECIED OF BOND	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INPC + 10% A.A.
12 - PREMIUM/DISCOUNT	NONE
13 - FACE VALUE (Reais)	195,79
14 - AMOUNT ISSUEDS (Thousand Reais)	42.836
15 – QTY. OF ISSUED BONDS (Unit)	220.375
16 - CIRCULATION BOND (Unit)	218.787
17 – TREASURY BOND (Unit)	0
18 - PAID BACK BOND (Unit)	0
19 - CONVERTED BOND (Unit)	1.588
20 - PLACEABLE BOND (Unit)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	02/05/2004

G31

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

Independent auditors' report on the limited review

To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarterlies and periods ending on September 30th and June 30th 2003 and September 30th 2002, made under the responsibility of the company's administration.

2 Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as per the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which had, or may come to have relevant effects on the company's financial position and on the operations.

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

3 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant to the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission.

São Paulo, October 17th, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O5

Pedro Ozires Predeus
Accountant CRC 1SP061331/O-3

G33

01.01 - IDENTIFICATION

1-CVM CODE	2-COMPANY'S NAME	3- CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	DIRECTOR OF RELATIONSHIP WITH INVESTORS (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY'S CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO	3
01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3
02	01	ASSET NET WORTH	4
02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	16
06	01	CONSOLIDATED NET WORTH ASSETS	17
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	18
07	01	CONSOLIDATED STATEMENT OF INCOME	20
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	22
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	27
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	28
17	01	SPECIAL REVIEW REPORT	29
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	
		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	/30

G34

A1

Iochpe Maxion S.A.

Quarter Information - ITR
March 31st, 2004 and 2003
and independent auditors' report
on the limited reviews

A2
PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 610005
05001-400 São Paulo, SP – Brasil
Telephone (011) 3674-200

Independent auditors' report on the limited review

To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarters ending on March 31st 2004 and 2003, prepared under the responsibility of its administration. Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and consisted mainly of: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as to the main criteria adopted in the preparation of quarter information and (b) review of the relevant information and of the subsequent events which have or may com to have relevant effects on the company's financial position and on the operations.

2 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant with the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission (CVM).

3 The Quarter Information – ITR also contain accounting information regarding the quarter ending on December 31st 2003. We have examined this information by occasion of its preparation in connection to the finance statements exams on that date, on which we have issued our corresponding expert opinion without reservations on January 23rd 2004, with a mention of responsibility sharing, since the financial statements exam of Iochpe Holding, LLC on December 31st, 2003 was conducted under the responsibility of other auditors.

São Paulo, April 23rd 2004

(Signed)
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

(Signed)
Paulo Cesar Estevão Netto
Accountant CRC 1RJ026365/O-8 "T" SP

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4 – NIRE		
35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS			2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor			Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo		5- STATE SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	9-TELEPHONE	10 - TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 - FAX	14 - FAX
15 - E- MAIL fenelon@iochpe.com.br			

01.03 - RELATIONSHIP WITH INVESTORS DIRECTOR (Address for correspondence to the Company)

1 – NAME				
Oscar Antonio Fontoura Becker				
2 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor				3 - NEIGHBORHOOD Brooklin Novo
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo			6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX

12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 – FAX	15 - FAX	
16 - E-MAIL becker@iochpe.com.br				

01.04 REFERENCE / AUDITOR

ONGOING ACCOUNTING PERIOD		CURRENT QUARTER			PREVIOUS QUARTER		
1 – START	2 -NUMBER	3- NUMBER	4 - START	5- NUMBER	6 - NUMBER	7 - START	8 - NUMBER
01/01/2004	31/12/2004	1	01/01/2004	31/03/2004	4	01/10/2003	31/12/2003
9- NAME/ AUDITOR'S COMPANY NAME PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287 - 9		
11 - NAME OF THE TECHNICAL PERSON IN CHARGE Paulo César Estevão Netto					12 - CPF OF THE PERSON IN CHARGE 018.950.957-00		

A4

FEDERAL PUBLIC SERVICE

CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)

ITR - QUARTER INFORMATION Base Date - 31/03/2004

Corporate Legislation

COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

01.05- COMPOSIÇÃO DO CAPITAL SOCIAL

NUMBER OF SHARES (Mil)	1.- CURRENT QUARTER 31/03/2004	2 -PREVIOUS QUARTER 31/12/2003	3- SAME QUARTER PREVIOUS ACCOUNTNG PERIOD 31/03/2003
Paid-up Capital			
1 – Common	921.430	921.430	921.430
2– Preferred	1.740.185	1.740.185	1.740.185
3 – Total	2.661.615	2661.615	2.661.615
In Treasury			

4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY CHARACTERISTICS

1-TYPE OF COMPANY Commercial, Industrial Company and Other
2- TYPE OF SITUATION Operational
3- NATURE OF THE SHARE PARENT CONTROL National Private
4- ACTIVITY CODE 134 - Participation and Adm. Corporation
5- MAIN ACTIVITY Holding - Spare parts company
6 - Type of Consolidated Total
7 - TYPE OF AUDITORS' REPORTS Without Exception

01.07- CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 -COMPANY'S NAME

01.08- WILFUL AND PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1- ITEM	2 - EVENT	3 - APPROVAL	4 - BENEFIT	5 - PAY START	6 - SHARE TYPE	7 - BENEFIT/SHARE VALUE

A5

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTING PERIOD

1- ITEM	2- DATE OF ALTERATION	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5- ALTERATION ORIGIN	6 - QTY. OF ISSUED SHARES (Thousand)	8 - ISSUANCE PRICE SHARE (Reais)

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1-DATE	2 – SIGNATURE
27/04/2004	

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2004	4 - 31/12/2003
1	Total Assets	281.448	274.659
1.01	Current Assets	19.955	10.708
1.01.01	Availabilities	14.126	4.745
1.01.01.01	Cash and Banks	43	382
1.01.01.02	Financial Investments	14.083	4.363
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	5.829	5.963
1.01.04.01	Debtors due to assets sale	149	149
1.01.04.02	Receivable dividends	91	0
1.01.04.03	Retrievable taxes	5.566	5.814
1.01.04.04	Deferred income tax	0	0
1.01.04.05	Other	23	0
1.02	Long Term Receivable Assets	99.087	106.617
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	66.850	75.288
1.02.02.01	With Affiliates	0	436
1.02.02.02	With Controlled Companies	66.850	74.852
1.02.02.03	With other Associated People	0	0
1.02.03	Other	32.237	31.329
1.02.03.01	Deferred Income Tax	23.600	23.600
1.02.03.02	Judicial/compulsory deposits	7.035	6.967
1.02.03.03	Retrievable taxes	1.602	762
1.03	Permanent Assets	162.406	157.334
1.03.01	Investments	161.995	156.910
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled Companies	161.910	156.825
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	411	424
1.03.03	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2004	4 - 31/12/2003
2	Total Liabilities	281.448	274.659
2.01	Current Assets	97.116	92.876
2.01.01	Loans and Finance	0	0
2.01.02	Bonds/Debentures	23.133	21.595
2.01.03	Suppliers	0	0
2.01.04	Taxes, Charges and Contributions	144	22
2.01.05	Payable Dividends	34	45
2.01.06	Provisions	22.514	20.732
2.01.06.01	Salaries and payroll taxes	377	342
2.01.06.02	Labor Contingencies	531	439
2.01.06.03	Fiscal Contingencies	12.059	11.709
2.01.06.04	Uncovered liabilities	9.547	8.242
2.01.06.05	Other	0	0
2.01.07	Debts with Associated People	50.956	50.187
2.01.08	Other	335	295
2.01.08.01	Fiscal Retrieving Program -REFIS	0	0
2.01.08.02	Other	335	295
2.02	Long Term Liabilities	30.703	30.258
2.02.01	Loans and Finance	0	0
2.02.02	Bonds/Debentures	25.358	24.913
2.02.03	Provisions	5.345	5.345
2.02.03.01	Fiscal Contingencies	5.345	5.345
2.02.04	Debts with Associated People	0	0

2.02.05	Other	0	0
2.02.05.01	Fiscal Retrieving Program -REFIS	0	0
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	153.629	151.525
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits to be Realized	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profit / Losses	(7.834)	(9.938)

A8

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 – STATEMENT OF RESULTS (Thousand Reais)

1 -CODE	2- DESCRIPTION	3 - 01/01/2004 to 31/03/2004	4 - 01/01/2004 to 31/03/2004	5 - 01/01/2003 to 31/03/2003	6 - 01/01/2003 to 31/03/2003
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income/ Gross Results	0	0	0	0
3.06	Operational Expenses/Revenues	2.401	2.401	3.191	3.191
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.604)	(2.604)	(2.262)	(2.262)
3.06.03	Financial	(462)	(462)	168	168
3.06.03.0 1	Financial Income	2.819	2.819	5.970	5.970
3.06.03.0	Financial Expenses	(3.281)	(3.281)	(5.802)	(5.802)

2					
3.06.04	Other Operational Incomes	823	823	0	0
3.06.05	Other Operational Expenses	0	0	0	0
3.06.06	Result of Patrimonial Equivalence	4.644	4.644	5.285	5.285
3.07	Operational Result	2.401	2.401	3.191	3.191
3.08	Non-operational Results	(307)	(307)	173	173
3.08.01	Revenues	0	0	942	942
3.08.02	Expenses	(307)	(307)	(769)	(769)
3.09	Income Before the Taxation/Participations	2.094	2.094	3.364	3.364
3.10	Provision for Inc. Tax and Social Contrib.	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0

01.01 - IDENTIFICATION

1-CVM	2-COMPANY'S NAME	3- CNPJ

CODE 01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 - STATEMENT OF RESULTS (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 01/01/2004 to 31/03/2004	4 - 01/01/2004 to 31/03/2004	5 - 01/01/2003 to 31/03/2003	6 - 01/01/2003 to 31/03/2003
3.15	Loss/Profit within the Period	2.094	2.094	3.364	3.364
	Number of Shares, Ex-Treasury (Thousand)	2.651.615	2.661.615	2.661.615	2.661.615
	Profit per Share	0,00079	0,00079	0,00126	0,00126
	Loss per Share				

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 03/31/2004 Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESED IN THOUSAND REAIS

1. OPERATIONAL CONTEXT

The company, with head offices in São Paulo, has for a main purpose to have a participation in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Componentes Estruturais Ltda. (Cruzeiro – SP), manufacturing and trade of full chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of wheels and railroad components and industrial cast products; and Maxion Componentes Automotivos S.A. (Contagem MG), manufacturing and trade of glass lifters, locks and other components.

2. MAIN ACCOUNTING PRACTICES

The quarter information has been prepared according to the accounting practices adopted in Brazil, and are compliant to those adopted in the preparation of financial statements of December 31st, 2003.

The result is calculated by the accounting period competence method.

The long term and current assets are stated at the cost value or payment values, including, where applicable, the incurred income and monetary fluctuations.

The deferred tax credits on fiscal losses, temporary additions and negative base of social contributions have been constituted within the premises defined by the Resolution no. 273 of Securities and Exchange Commission (CVM).

The permanent assets are shown at cost value, monetarily corrected up to December 31st 1995 based on official indexes combined with the following aspects:

• The investments in controlled companies are assessed by the equity equivalence, plus the spread to be repaid, where applicable. The spread, repaid according to future profitability, is being amortized during 10 years.

• Depreciation of fixed asset goods by the linear method, the annual fees which take into account the economical life cycle of the goods and their actual usage.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction.

04.01 - EXPLANATORY NOTES

3. CONSOLIDATION CRITERIA

The consolidated quarter information on March 31st 2003 and December 31st 2003 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in the instruction of Securities and Exchange Commission (CVM) and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, in which Iochpe-Maxion S.A. keeps direct or indirect share control, presented in Note 5.

In the consolidated quarter information the investors' investments proportionate participation in the net worth and invested income, the asset and liabilities balances, the revenues and expenses and the non paid-up profits resulting from operations which took place among the consolidated companies were eliminated. The minor shareholders' participation has been segregated in the balance sheet and in the income of the quarter period ending on March 31st 2004.

According to provisions of CVM Instruction no. 247/96, the pro-rata financial statement consolidation of controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to its corporate participation of 50%. The main groups of assets and liabilities accounts and the referred company's income are presented below:

	Amsted-Maxion Fundição e Equipamentos Ferroviários S/A		
	31/03/2004	31/12/2003	31/03/2003
In the net worth			
Current assets	104.151	69.839	54.765
Long Term Receivable	12.291	11.836	4.202
Permanent Assets	41.936	38.079	34.125
Total of Assets	158.378	119.754	93.092
Current liabilities	86.251	52.435	42.679
Long Term Liabilities	32.853	32.196	10.789
Net worth	39.274	35.123	39.624
Total of liabilities and net worth	158.378	119.754	93.092

In the income statement

Sales Net Revenue	109.283	328.069	61.394
Cost of Sold Products	(93.364)	(261.381)	(47.166)
Net profit	15.919	66.688	14.228
Operational expenses	(9.186)	(33.944)	(7.318)
Non-operational expenses		(155)	(112)
Income tax and social contribution	(2.582)	(11.146)	(2.509)
Net profit within the period	4.151	21.443	4.289

4. DEFERRED TAX CREDITS

a) The company bears a fiscal loss in an amount of R$ 193,142 (R$ 192,535 on December 31st 2003 and a negative base of social contribution of R$ 200,627 (R$ 198,756 on December 31st 2003), without period of limitation and temporary differences in an amount of R$ 13,215 (R$ 12,316 on December 31st 2003). The company has computed deferred tax credits in an amount of R$ 23,600 (R$ 23,600 on December 31st 2003). The additional tax credits resulting from the fiscal losses and negative bases of social contributions and temporary differences in an amount of R$ 47,235 (R$ 46,610 on December 31st 2003) are not being registered.

The deferred tax credits computed according to the CVM Resolution no. 273/98 up to March 31st, 2003, are expected to be paid according to the feasibility technical study updated and approved by the administration, supported by the sale process of part of the parent control of companies and expectation of new associations.

It's the company's policy not to recognize new tax credits until the current tax credit balances are fully paid up. The eventual registration of new credits will only take place if new economic facts which can support additional future tax profitability and consequently their payment.

b) The controlled companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Componentes Estruturais Ltda. recognize deferred tax credits resulting from fiscal losses, negative bases and temporary differences as mentioned in CVM Resolution no. 273 of 1998.

The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study approved by the administration (five years from January 2004) evidenced by: (i) realization of temporary differences; (ii) recovery of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

c) The projections of realization of deferred tax credits can be shown as follows

Projections of tax credit payments	Controlling Company	
	31/03/2004	31/12/2003
2005	10,300	10,300
2006	13,300	13,300
	23,600	23,600

d) The deferred tax credit composition is shown as follows:

04.01 – EXPLANATORY NOTES

	Controlling Company	
	31/03/2004	**31/12/2003**
Fiscal losses	15.473	15.473
Negative bases of social contribution	8.127	8.127
In the Long Term Liabilities	23.600	23.600

5. INVESTMENTS IN CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 31/12/2003	Equity Income 31/03/2004	Balance of Investments 31/03/2004
Maxion Compon. Automotivos S/A(1)	16,86	1	(1)	
Maxion Compon. Automotivos				

S/A - Surcharge		8.270		7.406
Maxion Compon. Estruturais Ltda.	99,99	81.957	4.304	86.261
Amsted -Maxion Fundição e Equipamentos Ferroviários S/A (2)	50,00	17.562	2.075	19.637
Iochpe Holdings, LLC	100,00	49.035	(429)	48.606
		156.825	5.949	161.910
Uncovered liabilities provision				
Tecob Cobranças, Representações e Comércio Ltda.	99,99	(8.242)	(1.250)	(9.492)
Maxion Compon. Automotivos S.A.	16,86		(55)	(55)
		(8.242)	(1.305)	(9.547)
			4.644	

(1) On March 31st 2004, the controlled company Maxion Componentes Estruturais Ltda.,increased its joint stock in Maxion Componentes Automotivos S.A., with a subscription of 240,748,101 common shares, by means of the use of credit in an amount of R$ 5,043, reducing its direct participation of the controlled company by 18.88% on December 31st, 2003 to 16,86% on March 31st, 2004.

6. RELATED PARTIES

04.01 - EXPLANATORY NOTES

	Controlling/Parent Company				
	Assets	Liabilities	Time Limit	Duties	Guarantees
Maxion Structural Components USA, Inc	8.715		30.06.2004	Vc+ 1,41% p.y.	No
Iochpe Holdings, LLC		48.113	30.06.2004	6% p.y.	No
Maxion Componentes Estruturais Ltda.	37.055		31.12.2006	19,56% p.y.	No
Tecob Cobranças, Repres. e Com. Ltda.	21.080		Without Time Limit		No
Maxion Compon Automotivos S.A		2.843	Without Time Limit	12.68% p.y.	No
Balance on March 31st 2004	66.850	50.956			
Balance on December 31st 2003	72.288	50.187			

	Controlled	
	Granted Guarantees	Guarantees Refis
Maxion Componentes Estruturais Ltda.	83.282	
Maxion Componentes Automotivos S/A	4.643	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S.a	7.162	
Balance on March 31st 2004	95.187	16.017
Balance on December 31st 2003	76.200	16.017

7. BONDS

	Controlling Company		Remuneration Annual Rate
	31/03/2004	31/12/2003	
Short Term	23.133	21.595	INPC + 10% p.y.
Long Term	25.358	24.913	
	48.491	46.508	

218,787 bonds of the 4th issuance remain current in an amount of R$ 48,491 with due date in the months of May 2004 and 2005. Over the main capital the variation is applied of Índice Nacional de Preços ao Consumidor – INPC (National Index of Price Variation to the Consumer, plus an interest rate of 10% a year. The interests are paid annually in May.

8. PROVISION FOR CONTINGENCIES

The company undergoes a legal tax and labor dispute for which provisions have been constituted in an amount sufficient to cover possible losses, as shown as follows:

	Controlling Company	
	31/03/2003	**31/12/2002**
Taxes	17.404	17.054
Labor	531	439
	17.935	17.493
Current Liabilities	(12.590)	(12.148)

Long Term Liabilities	5.345	5.345
	======	=========

9. NET WORTH

a) Joint Stock

The joint stock is represented by 2,661,615,270 shares, being 921,429,894 common shares and 1,740,185,376 preferred shares without face value.

The company has authorization to increase the joint stock, regardless of the statutory reform, up to a limit of over 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution by the Administrative Counsel which will set the amount of issued shares, the issuance price and the conditions for subscription payment, as well as other forms and procedures regarding each issuance.

b) The income of the accounting period after the deduction of the Accrued losses, if applicable, and of the provision for income tax payment, will be taken from the portion destined to the administrators' participation of the profit, observing the limits defined in law, and whose payment will be subject to the affective assignment for the shareholders of the compulsory dividend set in this article

The net profit of the accounting period calculated according to the terms of the Article 191 of Law no. 6,404 of December 15th, 1976, will have the following destination: a) 5% (five per cent) for the legal reserve constitution which will not exceed 20% (twenty per cent) of the joint stock; b) 37% (thirty seven per cent) for distribution as compulsory dividends; and c) the remaining which is not appropriate to investment statutory reserve and working capital or retained in the way foreseen in the capital budget approved by the General Meeting will be destined as supplementary dividend to the shareholders.
The working capital investment reserve has for a purpose to ensure investments in permanent assets and working capital increase, even my means of company debt amortization, as well as the capitalization and financing of controlled and affiliate corporations. It will be formed by an annual installment of 10% (ten per cent) and at the most 58% (fifty-eight per cent) of the net profit and it will have as a maximum limit an amount which cannot exceed, added to the legal reserve, the joint stock value. The General Meeting, when the said statutory reserve value is understood to be sufficient, can destine the excess to be distributed among the shareholders.

c) Right of shares

Each common share will grant the right of a vote in the General Assemblies' regulation. The preferred shares do not have vote right, having as an advantage the capital reimbursement priority, without premium, at the proportion of their participation in the joint stock, in the event the company is liquidated.

The preferred shares will have a participation in the distributed profits 10% superior to the one assigned to the common shares, as well as a participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions with the common ones.

10. FINACIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments, manages its exchange exposure with the aim of equalizing its obligations indexed to the dollar, represented, on March 31st 2004 and December 31st, 2003, substantially by operations of ACC and suppliers' payable accounts abroad with the equaling of the amount of assets indexed in dollar and 'swap operations.

a) The short term Financial Investments totaling R$ 14,083 (R$ 4,363 on December, 2003), refer to fixed income funds, updated by the value of the shares on the balance sheet date based on the variation of Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate).

Long term Financial Investments in an amount of R$ 3,029 (R$ 3,736 on December 31st 2003), refer to two hedges without cash in the controlled company Iochpe Holding, LLC, whose due date is foreseen for April 11th, 2005.

b) Credits and debits with related people – refer substantially to normal commercial operations between the companies, not resulting from assignments of financing obtained from the market.

The accounting value of other assets and liabilities financial instruments on the financial statements of March 31st 2004, was determined according to the accounting criteria and practices disclosed in specific explanatory notes. Most of these instruments are short term and their accounting values are close to their market value.

SEE COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2004	4 - 31/12/2003
1	Total Assets	489.537	431.190
1.01	Current Assets	256.430	197.657
1.01.01	Availability	26.572	12.653
1.01.01.01	Cash and Banks	9.026	8.227
1.01.01.02	Financial Investments	17.546	4.426
1.01.02	Credits	100.591	71.015
01.01.02.01	Customers	94.539	64.262
01.01.02.02	Debtors due to assets sale	150	150
01.01.02.03	Front Payment to Suppliers	3.382	3.643
01.01.02.04	Other	2.520	2.960
1.01.03	Inventories	103.006	86.750
1.01.04	Other	26.261	27.239
1.01.04.01	Retrievable taxes	15.260	13.201
1.01.04.02	Anticipated Expenses	1.323	2.326
1.01.04.03	Deferred income tax	9.672	11.712
1.02	Long Term Receivable Assets	68.700	69.526
1.02.01	Miscellaneous Credits	4.833	5.497
1.02.01.01	Customers	4.833	5.497
1.02.02	Credit with Associated People	0	438
1.02.02.01	With Affiliates	0	436
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	63.867	63.592
1.02.03.01	Financial Investments	3.029	3.736
1.02.03.02	Anticipated Expenses	0	61
1.02.03.03	Deferred income tax	42.859	42.959
1.02.03.04	Compulsory and judicial deposits	11.151	11.158
1.02.03.05	Real states for sale	0	0
1.02.03.06	Retrievable taxes	3.214	2.123
1.02.03.07	Other	3.514	3.555
1.03	Permanent Assets	164.402	164.017
1.03.01	Investments	7.740	8.431

1.03.01.01	Participation in Affiliates	249	76
1.03.01.02	Participation in Controlled Companies	7.406	8.270
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	142.466	140.352
1.03.03	Deferred	14.201	15.234

A19

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2004	4 - 31/12/2003
2	Total Liabilities	489.537	431.199
2.01	Current Assets	204.124	191.764
2.01.01	Loans and Finance	65.977	73.293
2.01.02	Bonds	23.133	21.595
2.01.03	Suppliers	56.329	37.733
2.01.04	Taxes, Charges and Contributions	5.061	2.426
2.01.05	Payable Dividends	35	45
2.01.06	Provisions	37.480	39.535
2.01.06.01	Commissions	1.305	4.007
2.01.06.02	Salaries and payroll taxes	17.551	16.253
2.01.06.03	Guarantees and revisions	726	678
2.01.06.04	Labor Contingencies	1.889	1.131
2.01.06.05	Fiscal Contingencies	12.060	11.709
2.01.06.06	Other	3.949	5.757

.			
2.01.07	Debts with Associated People	0	0
2.01.08	Other	16.109	17.137
2.01.08.01	Resellers and customers	8.303	6.090
2.01.08.02	Tax installments	1.193	875
2.01.08.03	Fiscal Retrieving Program -REFIS	1.647	2.013
2.01.08.05	Other	4.966	8.159
2.02	Long Term Liabilities	131.643	87.751
2.02.01	Loans and Finance	57.918	11.609
2.02.02	Bonds	25.358	24.913
2.02.03	Provisions	31.804	33.258
2.02.03.01	Fiscal Contingencies	31.804	33.258
2.02.04	Debts with Associated People	0	0
2.02.05	Other	16.563	17.971
2.02.05.01	Tax installments	1.787	144
2.02.05.02	Fiscal Retrieving Program -REFIS	14.069	14.278
2.02.05.03	Other	697	3.551
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Interests	141	159
2.05	Net Worth	153.629	151.525
2.05.01	Paid-up Net Worth	161.463	161.483
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled / Affiliates	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

06.02 - CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 31/03/2004	4 - 31/12/2003
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/Losses	(7.834)	(9.938)

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION AS	3- CNPJ 61.156.113/0001-75

03.01 - STATEMENT OF INCOME CONSOLIDADO (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 31/03/2004	4 - 01/01/2004 to 31/03/2004	5 - 01/01/2003 to 31/03/2003	6 - 01/01/2003 to 31/03/2003
3.01	Gross Income of Sales and/or Services	240.800	240.800	166.483	166.483
3.02	Deductions from the Gross Income	(27.928)	(27.928)	(18.184)	(18.184)
3.03	Net Income of Sales and/or Services	212.872	212.872	148.299	148.299
3.04	Cost of Sold Assets and/or Services	(174.195)	(174.195)	(112.642)	(112.642)
3.05	Gross Income	38.677	38.677	35.657	35.657
3.06	Operational Expenses/Revenues	(29.024)	(29.024)	(28.293)	(28.293)
3.06.01	With Sales	(11.575)	(11.575)	(9.192)	(9.192)
3.06.02	General and Administrative	(9.770)	(9.770)	(7.372)	(7.372)
3.06.03	Financial	(8.597)	(8.597)	(11.312)	(11.312)
3.06.03.01	Financial Income	204	204	(2.969)	(2.969)
3.06.03.02	Financial Expenses	(8.801)	(8.801)	(8.343)	(8.343)
3.06.04	Other Operational Incomes	918	918	0	0
3.06.05	Other Operational Expenses	0	0	(417)	(417)
3.06.06	Equity Income	0	0	0	0
3.07	Operational Income	9.653	9.653	7.364	7.364
3.08	Non-operational Income	(1.634)	(1.634)	(285)	(285)
3.08.01	Revenues	0	0	956	956
3.08.02	Expenses	(1.634)	(1.634)	(1.241)	(1.241)

3.09	Income Before the Taxation/Participations	8.019	8.019	7.079	7.079
3.10	Provision for Inc. Tax and Social Contrib.	(5.626)	(5.626)	(2.356)	(2.356)
3.11	Deferred Income Tax	(318)	(318)	(1.440)	(1.440)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on the Own Capital	0	0	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 31/03/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2004 to 31/03/2004	4 - 01/01/2004 to 31/03/2004	5 - 01/01/2003 to 31/03/2003	6 - 01/01/2003 to 31/03/2003
3.14	Minority Interests	19	19	81	81
3.15	Loss/Profit within the Period	2.094	2.094	3.364	3.364

	Number of Shares, Ex-Treasury (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	Profit per Share	0,00079	0,00079	0,00126	0,00126
	Loss per Share				

A23

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

COMMENTS ON THE 2004 1ST quarter PEFORMANCE

Iochpe-Maxion presented a net profit of R$ 2.1 million, in the first quarter of 2004, as compared to the profit of 3.4 million in the same period of 2003. The positive remarks were the strong growth on the sales and the net financial expenses reduction. On the other hand, the operational margins reduction and the high incidence of income tax (see reasons on item "Income Tax and Social Contribution" below) did not allow to achieve a result superior to the one in the same period of 2003.

The net sales reached R$ 212.9 million, an increase of 43.5% on the same period of 2003, pushed up by the market growth of railroad equipment, agriculture machines, trucks and light station wagons.

On the other hand, the operational margins of the first semester were lower than the ones of the same period of the previous year, even though they represent an advance in comparison to the margin of the fourth quarter of 2003. The reduction in comparison to the same period of the previous year was due to the reduction of export profitability, due to the Real devaluation, at the cost value increase which was not fully passed on to the prices, with a highlight to steel and salary increases and to the high incidence of income tax on the consolidated result.

Market

Vehicles

The Brazilian vehicle production totalized 5000.0 thousand units in this first quarter, exceeding by 13.5% the 2003 first quarter production. Except the segment of busses which fell 5.0%, all other segments presented a growth: the station wagon production grew 52.7%, trucks 14.2%, and passenger cars was 9% higher always in comparison to the volume produced in the same period of 2003. The Brazilian agriculture machine production was 35.0% higher than in the first quarter of the previous year, reaching 15 thousand units, with a growth of 84.5% in the exported volume.

Railroad equipment

The Brazilian railroad equipment market started growing again in this first quarter. The segment of cargo wagons grew 150%, the railroad cast products segment grew 143%, whereas the railroad wheel segment presented a reduction of 54%, all in comparison to the same period of the previous year.

Export

Iochpe-Maxion showed a growth which reached US$ 9.7 million In the first quarter of 2004, a growth of 40.6% in US Dollars in comparison to the same period of the previous year (16.1%) in Reais) The main remark was the increase of 54.1% in a value of in US Dollars (26.7% in Reais) in the railroad wheel export.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

Net Sales – R$ million

Companies	**Market**	**1st Quarter 2004**	**1st quarter 2003**	**Var. 1st Quart. 2004/ 1st Quart. 2003 (%)**
Maxion Componentes Estruturais	Internal	101,6	69,2	46,8%
	External	22,8	19,1	19,4%
	Total	124,4	88,3	40,9%
Amsted-Maxion Fund E Equip. Ferroviários	Internal	99,1	51,6	92,1%
	External	10,2	9,8	4,1%
	Total	109.3	61,4	78,0%
Maxion Comp. Automotivos	Internal	33,7	29,1	15,8%
	External	0,2	0,2	0,0%
	Total	33,9	29,3	15,7%
(-) Consolidation adjustment: 50% of Amsted-Maxion Fund Equip. Ferrov.	Internal	(49,6)	(25,8)	
	External	(5,1)	(4,9)	
	Total	(54,7)	(30,7)	
Iochpe-Maxion - Consolidated	Internal	**184,8**	**124,1**	**48,9%**
	External	**28,1**	**24,2**	**16,1%**
	Total	**212,9**	**148,3**	**43,5%**

SUBSIDIARIES AND JOINT-VENTURE

Maxion Componentes Estruturais, subsidiary operating in the segment of wheels, chassis and stamps for busses, trucks, station wagons and agriculture machines achieved in this first quarter a growth of 41% in its net sales, due to the increase of the national production of station wagons, agriculture machines and trucks owing to the growth of 44% of the value in US Dollars of its exports (19% in Reais). During the first quarter new contracts were signed which totalized additional annual sales of R$ 11.5 million, with a highlight to the supply of road wheels to Tunisia, South Africa and Greece and chassis and stamps for Volkswagen, Daimler-Chrysler and Peugeot Citroen, all of them in Brazil.

Maxion Componentes Automotivos, subsidiary operating in the segment of components for passenger cars, had a growth of 16% in its net revenue in this first quarter due to the automobile national production increase.

Amsted-Maxion, a joint-venture operating in the railroad equipment segment, achieved a growth of 78% in its net sales in this first quarter, due to the growth in the national railroad equipment. During the first quarter new contracts were signed totaling additional sales of R$ 274,7 million, including the supply of over 1,211 wagons to Companhia Vale do Rio Doce, 630 wagons to MRS Logistica, 140 wagons to ADM do Brasil and 30 wagon boxes to ALL – América Logistica. With these orders, the quantity of wagons to be delivered in 2004 already reaches 3,740 wagons, in an amount of approximately R$ 490.0 million, a volume 84% over the one sold during the whole year of 2003.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

INCOMES – FINANCIAL COMMENTS

Net Sales

The consolidated net sales reached R$ 212.9 million representing a growth of 43.5% in the first quarter in comparison to the same period of the previous year. This performance is the result of the growth in the national market of railroad wagons, and of the national production of light station wagons, agriculture machines and trucks .

Gross Profit

The gross profit reached R$ 38.7% million in the first quarter of 2004, or 18.2% of the net sales (24.0% in the first quarter of 2003). The reduction of 5.8 points per cent in the gross margin was mainly due to the loss of profitability in the exports with the appreciation of Real in comparison to the US Dollar and at the cost value increase which were not totally transferred to the prices, with a highlight to steel and salary increases.

Operational Expenses

The operational expenses in the first quarter of 20,4 reached R$ 20.4 million or 9.6% of the net sales (11.4% in the first quarter of 2003). The increase of the absolute value was due to the sales growth, leading to additional costs of freight and commission costs as well as due to the increase of salaries, the latter with higher impact on the administrative expenses.

Net Financial Expenses

The net financial expenses reached R$ 8.6 million in the first quarter of 2004 (R$ 11.3 million in the same period of 2003), influenced positively by the caption cost reduction and negatively due to the net debt increase which went from R$ 124.5 in 2003 to R$ 142,8 million in March 2004 (see reasons for the net debt growth in section Liquidity and Indebtedness below.

Non-Operational Income

In the first quarter of 2004, the non-operational income was negative by 1.6 million (0.75% of the net sale), in comparison to the negative income of R$ 0.3 million in the same period of 2003 (0.20 of net sales), mainly due to the adjustments in the discontinued business assets.

Income tax and Social Contribution

Income Tax and Social Contribution reached R$ 5.9 million in this quarter (R$ 3.7 million in the period of 2003), as compared to the profit before the income tax of R$ 8.0 million. That was due to each one of the companies participating in the consolidation calculating incomes and taxes separately, it being interdicted to use the losses of one company to make up for the profits of another, in addition to the recognition of temporary differences. Out of the total of these expenses of Income Tax and Social Contribution expenses in the first quarter of 2004, R% 3.9 million represented effective cash disbursement.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

Generation of Gross Cash (EBITDA)

EBITDA reconciliation	in R$ million
Operational Income after Net Financial Expenses	9.7
(+) Net Financial Expenses	8.6
(+) Depreciation	5.6
(+) Amortization	1.9
(=) EBITDA	25.8

EBITDA records a reduction of 3.6% in comparison to the value obtained in the first quarter of 2003, reaching R$ 25.8 million. As to the net sale participation, it was of 12.1%, a performance lower than the previous accounting period (the items above Gross Profit and Operational Expenses explain the reasons of this reduction).

Working Capital

The working capital was increased by R$ 34.0 million in the first quarter of 2004 due to the increase of R$ 30.3 million of receivable accounts and R$ 16.3 million of inventory. These increases result from the sales increase in the first quarter of 2004. Partially neutralizing the increases of assets, there was also an increase on the suppliers' payable accounts, payable taxes and other payable accounts in an amount of R$ 12.5 million.

Investments

The investments reached R$ 8.3 million (R$ 5.9 million in the same period of 2003) in the development of new products and in the amortization of the industrial park.

Liquidity and Indebtedness

The consolidated financial availability, at the end of March 2004, reached R$ 29.6 million being R$ 26.6 million in a short term and R$ 3.0 million applied in long term financial assets. The Financial Investments in US Dollars represented around 14% of the total availability on that date.

The consolidated gross bank indebtedness reached the amount of R$ 172.4 million at the same date, being R$ 89.1 million in the short run and R$ 38.3 million registered at long run. The main indexers of this indebtedness are the US Dollar with 31% of the total gross value, followed by TJLP with 29%, CDI with 9% and IGPM with 3%.

The net bank indebtedness went from R$ 124.5 million in March 2003 to R$ 115.0 million December 2003 and R$ 142.8 million in March 2004. The growth in the quarter of R$ 27.8 million on the position of December 2003 was due to the increase of the working capital in an amount of 34.0 million (explanation for this increase in item "Working Capital" above). At the end of the quarter, the net exchange exposure was a liability position of US$ 13.1 million.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

Market Trading
2,757 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first quarter of 2004, reaching a volume of 375,350,000 shares negotiated that is, a financial volume of R$ 35,8 million, representing a daily average volume of R$ 587 thousand.

Iochpe-Maxion's site for relationship with investors, (www.iochpe-maxion.com.br), contains full information on the Company among which, the 2003 annual report, financial statements, presentations and news.

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

09.01 PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1- ITEM	2- COMPANY NAME OF THE CONTROLLED/AFFILIATE	3-CNPJ	4 - CLASSIFICATION	5 -% PARTICIPATION IN THE INVESTED'S CAPITAL	6 - % NET WORTH OF THE INVESTOR
7 - TYPE OF COMPANY		8 -NUMBER OF SHARES HELD IN THE CURRENT QUARTER (Thousand)		9 -NUMBER OF SHARES HELD IN THE PREVIOUS QUARTER (Thousand)	
01	IOPCHE HOLDINGS LLC		CONTROLLED CLOSED	100,00	32,64
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		1		1	
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	CONTROLLED CLOSED	99,99	80,27
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		117.598		117.598	
03	MAXION COMPONENTES AUTOMOTIVOS SA	00.736.859/0001-63	INVESTED OF THE CONTROLLED/AFFILIATE	99,67	24,65

COMMERCIAL, INDUSTRIAL COMPANY AND OTHER	2.244.950	2.004.202

04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.SA	01.599.436/0001.01	CONTROLLED CLOSED	50,00	31,64
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		2.710.015		2.710.015	

A29

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - BOND PARTICULAR OR PUBLIC ISSUANCE CHARACTERISTICS

1- ITEM	01
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 - TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 – TYPE OF BOND	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INPC + 10% P.Y.
12 - PREMIUM/DISCOUNT	NONE
13 - FACE VALUE (Reais)	202,83
14 - AMOUNT ISSUED (Thousand Reais)	44.376
15 – QTY. OF ISSUED BONDS (UNIT)	220.375
16 - CIRCULATION BOND (UNIT)	218.787
17 - TREASURY BOND (UNIT)	0
18 - PAID BACK BOND (UNIT)	0
19 - CONVERTED BOND (UNIT)	1.588
20 - PLACEABLE BOND (UNIT)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	03/05/2004

A30

FEDERAL PUBLIC SERVICE

CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)

ITR - QUARTER INFORMATION Base Date - 03/31/2004

Corporate Legislation

COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01193 – 2 IOCHPE -MAXION S.A.

61.156.113/0001-75

17.01 – REPORT ON THE SPECIAL REVIEW – WITHOUT EXCEPTION

Independent auditors' report on the limited review

To the Administrators and Shareholders
Iochpe Maxion S.A.

1 We have carried out limited reviews of accounting information contained in the Quarter Information – ITR of Iochpe Maxion S.A. regarding quarterlies ending on March 31st 2004 and March 31st 2003, made under the responsibility of the company's administration. New reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as to the main criteria adopted in the preparation of the quarter information and (b) review of the relevant information and of the subsequent events which have or may come to have relevant effects on the company's financial position and on the operations.

2 Based on our limited reviews, we are unaware of any relevant modification which should be done to the aforesaid quarter information so that they would become compliant with the accounting practices adopted in Brazil applicable to the preparation of quarter information, pursuant to the standards issued by the Securities and Exchange Commission (CVM).

3 The Quarter Information – ITR also contain accounting information regarding the quarter ending on December 31st 2003. We have examined this information by occasion of its preparation in connection to the finance statements exams on that date, on which we have issued our corresponding expert opinion without reservations on January 23rd 2004 with a mention of responsibility sharing, since the financial statements exam of Iochpe Holding, LLC on December 31st, 20032 was conducted under the responsibility of other auditors.

São Paulo, April 23rd, 2004

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/0-51

Paulo César Estevão Netto
Accountant CRC 1RJ026365/O-8 "T" SP

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	RELATIONSHIP WITH INVESTORS DIRECTOR (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTING PERIOD	3

01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3
02	01	ASSET NET WORTH	4
02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	15
06	01	CONSOLIDATED NET WORTH ASSETS	16
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	17
07	01	CONSOLIDATED STATEMENT OF INCOME	19
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	21
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	26
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	27
17	01	SPECIAL REVIEW REPORT	28
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	
		MAXION COMPONENTES AUTOMOTIVOS S/A	
		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	28

A32

KPMG

Iochpe Maxion S.A.

Independent auditors' report
On the special review of
Quarter Information - ITR
Quarter ending on June 30th 2004



C1
PMPG

KPMG Auditores Independentes

Mail address	Office address	Switchboard 55 (11) 3067-300
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Fax National 55 (11) 3079-3752
01060-970 São Paulo, SP	04530-904 São Paulo, SP	International 55 (11) 3079-2916
Brazil	Brazil	www.ppmg.com.br

Independent auditors' report on the limited review

To the Administrators and Shareholders Counsel of
Iochpe Maxion S.A.
São Paulo - SP

We have carried out a special review of the Quarter Information – (ITRs) of Iochpe Maxion S.A. and of this Company and its controlled (consolidated information) regarding the quarter ending on June 2004, comprising the balance sheet, the income statement, the performance report and the relevant information, prepared according to the accounting practices adopted in Brazil and to the standards issued by the Securities and Exchange Commission (CVM).

Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area and of its controlled companies, as to the main criteria adopted in the preparation of the quarter information and (b) review of the information and of the subsequent events which have or may come to have relevant effects on the company's financial position and on the operations of the Company and of its controlled companies.

Based on our special review, we are unaware of any relevant modification which should be done to the aforesaid Quarter Information so that they would become compliant with the accounting practices adopted in Brazil and pursuant to the standards issued by the Securities and Exchange Commission (CVM), specifically applicable to the preparation of compulsory Quarter Information. The Quarter Information within the period ending on June 30th, 2003 has been reviewed by other independent auditors, which have issued a special review report without exception on June 18th, 2003. The financial statements regarding the accounting period ending on December 31st 2003 have been examined by the same independent auditors who have issued their opinion without exception on January 23rd, 2004.

June 23rd 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Signed)
Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

KPMG Auditores Independentes is a Brazilian
Member firm of KPMG International
A Swiss cooperative.

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4 - NIRE 35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS					2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor					Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo				5- STATE SP
6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 - TELEX	
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 - FAX	14 - FAX		
15 - E- MAIL fenelon@iochpe.com.br					

01.03 - RELATIONSHIP WITH INVESTORS DIRECTOR (Address for correspondence with the Company)

1 - NAME					
Oscar Antonio Fontoura Becker					
2 - FULL ADDRESS Rua: Luigi Galvani, 146 – 13th floor				3 - NEIGHBORHOOD Brooklin Novo	
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo				6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE -	11 - TELEX	
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX		
16 - E-MAIL becker@iochipe.com.br					

01.04 REFERENCE / AUDITOR

ONGOING ACCOUNTING PERIOD		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - NUMBER	3- NUMBE	4 - START	5- NUMBER	6 - NUMBER	7 - START	8 - NUMBER

		R					
01/012004	31/12/2004	2	01/04/2004	30/06/2004	1	01/01/2004	31/03/2004

9- NAME/ AUDITOR'S COMPANY NAME	10 - CVM CODE
KPMG Auditores Independentes	00418 - 9
11 - NAME OF THE TECHNICAL PERSON IN CHARGE Roberto Vilela Resende	12 - CPF OF THE PERSON IN CHARGE 298.115.546-68

C3

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05- JOINT STOCK COMPOSITION

NUMBER OF SHARES (Thousand)	1.- CURRENT QUARTER 30/06/2004	2 -PREVIOUS QUARTER 31/03/2004	3- SAME QUARTER PREVIOUS ACCOUNTING PERIOD 30/06/2003
Paid-up Capital			
1 – Common	921.430	921.430	921.430
2 – Preferred	1.740.185	1.740.185	1.740.185
3 – Total	2.661.615	2.661.615	2.661.615
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY CHARACTERISTICS

1-TYPE OF COMPANY
Commercial, Industrial Company and Other
2- TYPE OF SITUATION

Operational
3- NATURE OF THE SHARE CONTROL National Private
4- ACTIVITY CODE 134 - Participation and Adm. Corporation
5- MAIN ACTIVITY Holding - Spare parts company
6 -CONSOLIDATED TYPE Total
7 - TYPE OF AUDITORS' REPORTS Without Exception

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 -COMPANY'S NAME

01.08 - WILFUL AND/PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1- ITEM	2 – EVENT	3 - APPROVAL	4 - BENEFIT	5- PAY START	6- SHARE TYPE	7-BENEFIT/SHARE VALUE

C4

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE REFERENCE / AUDITOR

1- ITEM	2- DATE OF ALTERATION	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5- ALTERATION ORIGIN	6 - QTY. OF ISSUED SHARES (Thousand)	7 - ISSUANCE PRICE SHARE (Reais)

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1-DATE	2 – SIGNATURE
23/07/2004	

SEM NÚMERO

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/06/2004	4 - 31/03/2004
1	Total Assets	268.784	281.448
1.01	Current Assets	13.358	19.955
1.01.01	Availability	5.125	14.126
1.01.01.01	Cash and Banks	215	43
1.01.01.02	Financial Investments	4.910	14.083
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	8.233	5.829
1.01.04.01	Debtors due to assets sale	246	149
1.01.04.02	Receivable Dividends	2.176	91
1.01.04.03	Retrievable Inc. Tax and CSLL	5.758	5.566
1.01.04.04	Deferred income tax	0	0
1.01.04.05	Other	53	23
1.02	Long Term Receivable Assets	81.383	99.087
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	54.481	66.850
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	54.481	66.850
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	26.902	32.237
1.02.03.01	Deferred Income Tax	23.430	23.600
1.02.03.02	Judicial/compulsory deposits	1.842	7.035
1.02.03.03	Retrievable taxes	1.630	1.602
1.03	Permanent Assets	174.043	162.406
1.03.01	Investments	173.638	161.995
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled Companies	173.553	161.910
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	405	411
1.03.03	Deferred	0	0

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 -DESCRIPTION	3 - 30/06/2004	4 - 31/03/2004
2	Total Liabilities	268.784	281.448
2.01	Current Assets	102.570	97.116
2.01.01	Loans and Finance	0	0
2.01.02	Bonds	26.123	23.133
2.01.03	Suppliers	0	0
2.01.04	Taxes, Fees and Contributions	693	144
2.01.05	Payable dividends	34	34
2.01.06	Provisions	23.454	22.514
2.01.06.01	Salaries and payroll taxes	384	377
2.01.06.02	Labor Contingencies	658	531
2.01.06.03	Fiscal Contingencies	12.687	12.059
2.01.06.04	Uncovered liabilities	9.725	9.547
2.01.06.05	Other	0	0
2.01.07	Debts with Associated People	51.685	50.956
2.01.08	Other	581	335
2.01.08.01	Fiscal Retrieving Program - REFIS	0	0

2.01.08.02	Other	581	335
2.02	Long Term Liabilities	307	30.703
2.02.01	Loans and Finance	0	0
2.02.02	Bonds	0	25.358
2.02.03	Provisions	307	5.345
2.02.03.01	Fiscal Contingencies	307	5.345
2.02.04	Debts with Associated People	0	0
2.02.05	Other	0	0
2.02.05.01	Fiscal Retrieving Program - REFIS	0	0
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	165.907	153.629
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliate	0	0
2.02.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/Losses	4.444	(7.834)

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 - STATEMENT OF INCOME (Thousand Reais)

1 -CODE	2- DESCRIPTION	3 - 01/04/2004 to 30/06/2004	4 - 01/01/2004 to 30/06/2004	5 - 01/04/2003 to 30/06/2003	6 - 01/01/2003 to 30/06/2003
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operational Expenses/Revenues	14.576	16.977	223	3.414
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.576)	(5.180)	(2.305)	(4.567)
3.06.03	Financial	4.659	4.197	(1.902)	(1.734)
3.06.03.01	Financial Income	7.057	9.876	1.828	7.798
3.06.03.02	Financial Expenses	(2.398)	(5.679)	(3.730)	(9.532)
3.06.04	Other Operational Incomes	23	846	6	6
3.06.05	Other Operational Expenses	0	0	0	0
3.06.06	Equity Income	12.470	17.114	4.424	9.709

3.07	Operational Income	14.576	16.977	223	3.414
3.08	Non-operational Income	(1.743)	(2.050)	342	515
3.08.01	Revenues	0	0	942	942
3.08.02	Expenses	(1.743)	(2.050)	(600)	(427)
3.09	Income Before Taxing/Participations	12.833	14.927	565	3.929
3.10	Provision for Inc. Tax and Social Contrib.	(385)	(385)	0	0
3.11	Deferred Income Tax	(170)	(170)	0	0
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on the Own Capital	0	0	0	0

C7

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 -STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 -01/04/2004 to 30/06/2004	4 -01/01/2004 to 30/06/2004	5 - 01/04/2003 to 30/06/2003	6- 01/01/2003 to 30/06/2003
3.15	Loss/Profit within the Period	12.278	14.372	565	3.929
	NUMBER OS SHARES, EX-TREASURY (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	PROFIT PER SHARE	0,00461	0,00540	0,00021	0,00148
	LOSS PER SHARE				

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED IN THE EXPLANATORY NOTES ARE EXPRESED IN THOUSAND REAIS

1. OPERATIONAL CONTEXT

The company with head office in São Paulo, has for a main purpose to have a participation in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Componentes Estruturais Ltda. (Cruzeiro - SP), manufacturing and trade of full chassis, crossbars and heavy wheels; Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of railroad wheels and components and industrial cast products; and Maxion Componentes Automotivos S.A. (Contagem MG), manufacturing and trade of glass lifters, locks and other components.

2. REORGANIZATIOIN

At the end of June, Iochpe-Maxion S.A. began a corporate and operational reorganization involving its controlled companies Maxion Componentes Estruturais Ltda. and Maxion Componentes Automotivos S.A., aiming at simplifying the administration and obtaining synergy

On June 22nd 2004, the company's name Maxion Componentes Automotivos S.A., was altered to Maxion Sistemas Automotivos S.A.

This way, from August 2004 on, Maxion Componentes Estruturais S.A. and Maxion Componentes Estruturais Ltda. will start operating under the corporate name Maxion Sistemas Automotivos S.A., which will lead its businesses through the divisions, The Structural Components Division, turned to the market of wheels, chassis and stamps for busses, trucks, station wagons and agriculture machines and the Automobile Components Division operating in the automobile components market.

3. MAIN ACCOUNTING PRACTICES

The quarter information has been prepared according to the accounting practices resulting from the corporate legislation and to the standards of the Securities and Exchange Commission (CVM), and are compliant with those adopted in the preparation of financial statements of March 31st, 2004.

The income of the operations is calculated by the accounting period competence method.

The long term and current assets are stated at the cost value or payment values, including, where applicable, the incurred income and monetary variations.

04.01 – EXPLANATORY NOTES

The deferred tax credits on fiscal losses, temporary additions and negative base, have been constituted according to the premises defined by Resolution no. 371 of the Securities and Exchange Commission (CVM).

The permanent is shown to the acquisition cost, combined with the following aspects:

• The investments in controlled companies are assessed by the worth equivalence method, plus the surcharge to be paid back, where applicable. The surcharge, based on future profitability is being paid back in 10 years time. The other remaining investments are evaluated to the acquisition cost.

• Depreciation of fixed asset goods by the linear method, the annual fees which take into account the estimate life cycle of the goods.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction up to the balance sheet date.

4. CONSOLIDATION CRITERIA

The consolidated quarter information on June 30th 2004 and March 30th 2004 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in the instruction of the Securities and Exchange Commission (CVM) and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, company over which Iochpe-Maxion S.A. keeps direct or indirect share control, presented in Note 6.

According to provision in CVM Instruction no. 247/96, the financial statement proportional consolidation of controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to its corporate participation of 50%. The main assets and liabilities groups and the income of the said company are presented below::

04.01 – EXPLANATORY NOTES

	Amsted-Maxion Fundição e Equipamentos Ferroviárias S.A.		
	30/06/2004	31/03/2004	31/12/2003
In the net worth			
Current assets	138.226	104.151	69.839
Long Term Receivable	13.922	12.291	11.836
Permanent Assets	51.321	41.936	38.079
Total of Assets	203.469	158.378	119.754
Current liabilities	119.211	86.251	52.435
Long Term Liabilities	34.638	32.853	32.196
Net worth	49.620	39.274	35.123
Total of liabilities and net worth	203.469	158.378	119.754
In the income statement			
Sales Net Revenue	274.430	109.283	328.069
Cost of Sold Products	(228.215)	(93.364)	(261.381)
Net profit within the period	46.215	15.919	66.688
Operational expenses, net	(22.994)	(9.186)	(33.944)
Non-operational expenses, net	(26)		(155)
Income tax and social contribution	(8.698)	(2.582)	(11.146
Net profit within the period	14.497	4.151	21.443

5. DEFERRED TAX CREDITS

a) The company bears a fiscal loss in an amount of R$ 191,142 (R$ 193,142 on December 31st 2004 and negative bases of social contribution of R$ 199,1195 (R$ 200,627 on March 31st 20024, without period of limitation and temporary differences in an amount of R$ 14,644 (R$ 13,215 on March 31st 2004). The company has computed deferred tax credits in an amount of R$ 23,430 (R$ 23,600 on March 31st 2004). The additional tax credits resulting from the fiscal losses and negative bases of social contributions and temporary differences in an amount of R$ 47,235 on March 31st 2003) are not being registered.

The deferred tax credits computed within the CVM Instruction scope no. 371 up to March 31st 2003, are expected to be paid within the feasibility technical study updated and approved by the administration, supported by the sales process of part of the controlled companies' shareholding control and expectation of new associations.

It's the company's policy not to recognize new tax credits until the current tax credit balances are fully paid up. The eventual registration of new credits will only take place

04.01 – EXPLANATORY NOTES

if new economic facts which may support additional future tax profitability come up and their further carrying out.

b) The controlled companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Componentes Estruturais Ltda. recognize deferred tax credits resulting from fiscal losses, negative bases and temporary differences as mentioned in CVM Resolution no. 371 of 12002.

The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study approved by the administration (five years from January 2004) evidenced by: (i) carrying out of temporary differences; (ii) retaking of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

c) The projections of deferred tax credits carrying out will take place as follows

Forecasts of tax credit payment	**Controlled**	
	30/06/2004	**31/03/2004**
2005	10.130	10.300
2006	13.300	13.300
	23.430	23.600

d) The deferred tax credit composition is shown as follows:

	Controlled	
	30/06/2003	**31/03/2004**
Fiscal losses	15.770	15.473
Negative bases of social contribution	7.660	8.127

In the Long Term Liabilities	23.430	23.600

C12

6. INVESTMENTS IN THE CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 31/03/2004	Worth Equity Income 30/06/2004	Balance of Investments 30/06/2004
Maxion Sistemas Automotivos S.A - Surcharge		7.406	-	6.541
Maxion Componentes Estruturais Ltda.	99,99	86.261	7.339	93.600
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A	50,00	19.637	5.173	24.810
Iochpe Holdings, LLC	100,00	48.606	(4)	48.602
		161.910	12.508	173.553
Uncovered liabilities provision				
Tecob Cobrança, Representações e Comércio Ltda.	99,99	(9.492)	(110)	(9.602)
Maxion Sistemas Automotivos S.A (1)	16,53	(55)	72	(123)
		(9.547)	(38)	(9.725)
			12.470	

(1) On June 01st 2004, the controlled company Maxion Componentes Estruturais Ltda., increased its net worth in Maxion Sistemas Automotivos S.A., with the subscription of 45,039,917 common shares, by means of the use of credit in an amount of R$ 883. In the same date, the controlled company Maxion Sistemas Automotivos S.A., was paid back 204,758 preferred shares in an amount of R$ 883, generating a capital loss of R$

140 in the controlled company, reducing the direct participation of 16,86% of 16,86% on March 31st, 2004 to 16,35% on June 30th 2004.

7. RELATED PARTIES

	Controlled				
	Assets	Liabilities	Time Limit	Duties	Guarantees
Maxion Structural Components USA, Inc..	9.337	-	30.09.2004	VC+1,41% p.y..	No
Iochpe Holdings, LLC	-	48.756	30.09.2004	6% p.y..	No
Maxion Componentes Estruturais Ltda.	24.770	-	31.12.2006	19,56% p.y..	No
Tecob Cobranças, Repres. e Com. Ltda.	20.374	-	Without Time Limit		No
Maxion Sistemas Automotivos S.A	-	2.929	Without Time Limit	12,68% p.y..	No
Balance on June 30th 2004	54.481	51.685			
Balance on March 31st 2004	66.850	50.956			

The transactions regarding the operations with the related parties have been carried out in usual market conditions.

	Controlled	
	Granted Guarantees	Guarantees Refis
Maxion Componentes Estruturais Ltda.	120.501	-
Maxion Sistemas Automotivos S/A	6.359	16.017
Amsted-Maxion Fundição e Equips. Ferroviários S.A.	1.106	-
Balance on June 30th 2004	127.966	16.017
Balance on March 31st 2004	95.187	16.017

8. BONDS

	Controlled		Remuneration
	30/06/2004	31/03/2004	Annual rate
Short Term	26.123	23.133	INPC + 10% p.y..
Long Term	-	25.358	
	26.123	48.491	

9. PROVISION FOR CONTINGENCIES

	Controlled	
	30/06/2004	**31/03/2004**

Taxes	12.994	17.404
Labor	658	531
	13.652	17.935
Current liabilities	(13.345)	(12.590)
In the Long Term Liabilities	307	5.345

04.01 – EXPLANATORY NOTES

10. NET WORTH

a) Joint Stock

The joint stock is represented by 2,661,615,270 shares, being 921,429,894 common shares and 1,740,185,376 preferred shares without face value.

The company has authorization to increase the joint stock, regardless of the statutory reform, up to the limit of more than 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution by the Administrative Counsel which will set the amount of issued shares, the issuance price and the conditions for payment of their subscription, as well as other forms and procedures regarding each issuance.

b) Income Destination

The income of the accounting period after the deduction of the Accrued losses, if applicable, and of the provision for income tax payment, will be taken from the part destined to the

administrators' participation of the profit, observing the limits defined in law, and whose payment will be subject to the affective assignment for the shareholders of the compulsory dividend set in this article

The net profit of the accounting period calculated according to the terms of the Article 191 of Law no. 6,404 of December 15th, 1976, will have the following destination: a) 5% (five per cent) for the legal reserve constitution which will not exceed 20% (twenty per cent) of the joint stock; b) 37% (thirty seven per cent) for distribution as compulsory dividends; and c) the remaining which is not appropriate to investment statutory reserve and working capital or retained in the way foreseen in the capital budget approved by the General Meeting will be destined as supplementary dividend to the shareholders.

The working capital and investment reserve has for an aim to ensure investments in permanent assets and working capital increase, even my means of company debt amortization, as well as the capitalization and financing of controlled and affiliate corporations. It will be formed from annual installment of 10% (ten per cent) and at most 58% (fifty-eight per cent) of the net profit and it will have as maximum limit the amount which, added to the legal reserve, cannot exceed the joint stock value. The General Meeting, when the said statutory reserve value is understood to be sufficient, can destinate the excess for distribution among the shareholders.

c) Right of shares

Each common share will grant the right of a vote in the General Meetings' resolutions. The preferred shares do not have vote right, having as advantage the capital reimbursement priority, without premium, at the proportion of its participation in the joint stock, in case of eventual company's closing down.

The preferred shares will have the participation in the distributed profits 10% over the ones assigned to the common shares, as well as the participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions to the common ones.

04.01 – EXPLANATORY NOTES

11. FINACIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments, administrates its exchange exposure with the aim of equalizing its obligations indexed to the dollar, representing on June 30th 2004 and March 31st, 2004 substantially by operations of ACC and suppliers' payable accounts abroad with the equivalence to the amount of assets indexed in US dollar and 'swap operations.

a) The short term Financial Investments totaling R$ 4,910 (R$ 14,083 on March 2004), refer to fixed income funds, updated by the value of the shares on the balance sheet date based on the variation of Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate), and R$ 2,455 (3,029 on March 31st 2004) refer to the two hedges without cash in the controlled company Iochpe Holdings, LLC with due date foreseen for April 11th, 2005..

Long term Financial Investments in an amount of R$ 3,029 (R$ 3,736 on December 31st 2003), refer to two hedges without cash in the controlled company Iochpe Holding, LLC, whose due date is foreseen for April 11th, 2005.

b) Credits and debits with related people – refer substantially to normal commercial operations between the companies, not being resulting from transfer of financing obtained from the market.

The accounting value of other assets and liabilities financial instruments on the financial statements of June 30th 2004, was determined according to the accounting criteria and practices disclosed in specific explanatory notes. Most of these instruments is short term and their accounting values are close to their market value.

12. NON-OPERATIONAL INCOME

Controlled Company

	06/30/2004	**03/31/2004**
Adjustment in discontinued business assets	1.800	199
Other	250	108
	2.050	307

C16

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CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
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01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

05.01 – COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE

"SEE COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE"

01.01 IDENTIFICATION

1-CVM CODE	2 – DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 – DESCRIPTION	3 - 30/06/2004	4 - 31/03/2004
1	Total Assets	519.268	489.537
1.01	Current Assets	290.490	256.430

1.01.01	Availability	29.266	26.572
1.01.01.01	Cash and Banks	12.722	9.026
1.01.01.02	Financial Investments	16.544	17.546
1.01.02	Credits	109.877	100.591
1.01.02.01	Customers	103.006	94.539
1.01.02.02	Debtors due to Assets sale	246	150
1.01.02.03	Front payment to suppliers	2.697	3.382
1.01.02.04	Other	3.928	2.520
1.01.03	Inventories	120.839	103.006
1.01.04	Other	30.508	26.261
1.01.04.01	Retrievable taxes	21.566	15.266
1.01.04.02	Anticipated Expenses	801	1.323
1.01.04.03	Deferred income tax	8.141	9.672
1.02.	Long Term Receivable Assets	61.351	68.700
1.02.01	Miscellaneous credits	4.458	4.833
1.02.01.01	Customers	4.458	4.833
1.02.02	Credit with Associated People	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	56.893	63.867
1.02.03.01	Financial Investments	0	3.029
1.02.03.02	Anticipated expenses	0	0
1.02.03.03	Deferred income tax	42.959	42.959
1.02.03.04	Judicial and compulsory deposits	5.865	11.151
1.02.03.05	Real States for sale	0	0
1.02.03.06	Retrievable taxes	3.893	3.214
1.02.03.07	Other	4.176	3.514
1.03	Permanent Assets	167.427	164.407
1.03.01	Investments	6.806	7.740
1.03.01.01	Participation in Affiliates	180	249
1.03.01.02	Participation in Controlled Companies	6.541	7.406
1.03.01.03	Other investments	85	85
1.03.02	Fixed Assets	147.066	142.466
1.03.03	Deferred	13.555	14.201

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 -CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1- CODE	2- DESCRIPTION	3- 30/06/2004	4 - 31/03/2004
2	Total Liabilities	519.268	489.537
2.01	Current Assets	241.305	204.124
2.01.01	Loans and Finance	85.133	65.977
2.01.02	Bonds	26.123	23.133
2.01.03	Suppliers	52.263	56.329
2.01.04	Taxes, Charges and Contributions	11.799	5.061
2.01.05	Payable Dividends	34	35
2.01.06	Provisions	47.585	37.480
2.01.06.01	Commissions	2.001	1.305
2.01.06.02	Salaries and Payroll taxes	24.698	17.551
2.01.06.03	Guarantees and revisions	756	726
2.01.06.04	Labor Contingencies	1.912	1.889
2.01.06.05	Fiscal Contingencies	12.687	12.060
2.01.06.06	Other	5.531	3.949
2.01.07	Debts with Associated People	0	0
2.01.08	Other	18.368	16.109
2.01.08.01	Resellers and customers	11.635	8.303
2.01.08.02	Tax installments	776	1.193
2.01.08.03	Fiscal Retrieving Program - REFIS	1.580	1.647
2.01.08.05	Other	4.377	4.966
2.02	Long Term Liabilities	111.993	131.643
2.02.01	Loans and Finance	67.580	57.918
2.02.02	Bonds	0	25.358
2.02.03	Provisions	28.186	31.804
2.02.03.01	Fiscal Contingencies	28.186	31.804
2.02.04	Debts with Associated People	0	0
2.02.05	Other	16.227	16.563
2.02.05.01	Tax installments	1.667	1.797
2.02.05.02	Fiscal Retrieving Program REFIS	13.845	14.069
2.02.05.03	Other	715	697
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Participations	117	141
2.05	Net Worth	165.853	153.629
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0

2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliate	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0

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01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 -CODE	2 - DESCRIPTION	3 - 30/06/2004	4 - 31/03/2004
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/Losses	4.390	(7.834)

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 -CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/04/2004 to 30/06/2004	4 - 01/01/2004 to 30/06/2004	5 - 01/04/2003 to 30/06/2003	6 - 01/01/2003 to 30/06/2003
3.01	Gross Income of Sales and/or Services	320.893	561.693	177.613	344.096
3.02	Deductions from the Gross Income	(51.671)	(79.599)	(15.048)	(33.232)
3.03	Net Income of Sales and/or Services	269.222	482.094	162.565	310.864
3.04	Cost of Sold Assets and/or Services	(207.739)	(381.934)	(129.975)	(242.617)
3.05	Gross Income	61.483	100.160	32.590	68.247
3.06	Operational Expenses/Revenues	(38.625)	(67.649)	(27.012)	(55.305)
3.06.01	With Sales	(13.783)	(25.358)	(10.618)	(19.810)
3.06.02	General and Administrative	(10.243)	(20.013)	(8.223)	(15.595)
3.06.03	Financial	(14.650)	(23.247)	(7.873)	(19.185)
3.06.03.01	Financial Income	498	702	(2.046)	(5.015)
3.06.03.02	Financial Expenses	(15.148)	(23.949)	(5.827)	(14.170)
3.06.04	Other Operational Incomes	51	969	40	40
3.06.05	Other Operational Expenses	0	0	(338)	(755)
3.06.06	Equity Income	0	0	0	0
3.07	Operational Income	22.858	32.511	5.578	12.942
3.08	Non-operational Income	(2.678)	(4.312)	228	(57)

3.08.01	Revenues	0	0	956	942
3.08.02	Expenses	(2.678)	(4.312)	(728)	(999)
3.09	Income Before the Taxation/Participations	20.180	28.199	5.806	12.885
3.10	Provision for Inc. Tax and Social Contrib.	(4.900)	(10.526)	(3.893)	(6.249)
3.11	Deferred Income Tax	(3.073)	(3.391)	(1.471)	(2.911)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

07.01 -CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1- CODE	2 - DESCRIPTION	3 - 01/04/2004 to 30/06/2004	4 - 01/01/2004 to 30/06/2004	5 - 01/04/2003 to 30/06/2003	6 - 01/01/2003 to 30/06/2003
3.14	Minority Interests	17	36	123	204

3.15	Loss/Profit within the Period	12.224	14.318	565	3.929
	NUMBER OS SHARES, EX-TREASURY (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	PROFIT PER SHARE	0,00459	0,00538	0,00021	0,00148
	LOSS PER SHARE				

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08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

COMMENTS ON THE 2004 2ND quarter PERFORMANCE

Iochpe-Maxion presented a net profit of R$ 12,2 million on the second quarter of 2004, compared to the profit of R$ 0.6 million in the same period of 2003. The net sale within the quarter reached 269.2 million, an increase of R$ 65,6%, whereas the operational profit (EBIT) reached R$ 37,5 million, an increase of 178,8% and the generation of gross cash (EBITDA) reached R$ 45.1 million, an increase of 108,7% always in comparison to the second quarter of 2004 with the same period of 2003.

The positive highlight goes to the strong growth on the sales, pushed by the rail road market expansion and to the Brazilian truck production. On the other hand, the increase of the net financial expenses, due to the Real devaluation affected the result of that period negatively.

In the first semester of 2004, the net profit reached R$ 14.3 million, as compared to the profit of R$ 3.9 million in the same period of 2003. The net sale reached 482.1 million, a growth of 55,1%, whereas the operational profit (EBIT) reached R$ 55.8 million, an increase of 73.5% and the gross cash generation (EBITDA) reached R$ 71.0 million, a growth of 46.5%, always compared to the first semester of 2004 to the same period of 2003.

Market

The automobile and agriculture machine Brazilian has production presented the following behavior:

	in thousand units, except variation						
Segment	**Second Quarter**				**First Quarter**		
	2004	**2003**	**Var. 04/03 (%)**		**2004**	**2003**	**Var. 04/03 (%)**
Automobile	430,3	383,3	12,0%		833,9	754,5	10,5%
Station wagons	73,1	53,8	35,8%		140,7	98,1	43,4%
Trucks	27,0	18,6	45,1%		50,0	38,7	29,1%
Busses	7,8	6,7	15,7%		13,7	13,0	5,7%
Total vehicles	538,2	463,5	16,1%		1.038,3	904,3	14,8%
Agriculture	17,2	15,5	11,3%		32,3	26,6	21,2%

Machines							

Source: Anfavea

We should point that that the strong truck and agriculture machines export growth, with respective increase of 148.3% and 70.9% in the exported volumes within this first semester on he same period of the previous year.

Railroad Equipment

The railroad equipment market started growing again in this second quarter. The cargo wagon segment increased 218%. The railroad cast products increased 121% whereas the railroad wheels was reduced in 161%, all in comparison to the same period of the previous year.

Exports

Iochpe-Maxion's exports in the second quarter of 2004 reached US$ 9.9 million,

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE quarter

a growth in US Dollars of 26.9%, whereas in the first semester of 2004, the exports reached US$ 19.6 million, a growth in US Dollars of 33.0%, always in comparison to the same period of the previous year. The main highlight of the first semester was the increase of 49.0% in a value of in US Dollars of railroad and agriculture wheels exports.

Net Sales – R$ million

Companies	**Market**	**2004 2nd Quarter**	**2003 2nd Quarter**	**Var. 2004 / 2nd Q. 2° 2003 2nd Q. (%)**	**1sr Semest. 2004**	**1st Semester 2003**	**Var. 2004 1st Sem. / 2003 1st Sem. (%)**
Maxion Componentes Estruturais	Internal External Total	122,9 22,2 145,1	76,7 17,6 94,3	60,2% 26,1% 53,9%	224,5 45,0 269,5	145,9 36,7 182,6	53,8% 22,6% 47,6%
Amsted-Maxion Fund. e Equip. Ferroviários	Internal External Total	149,0 16,1 165,1	67,3 17,8 85,1	121,4% (9,6%) 94,0%	248,1 26,3 274,4	118,9 27,6 146,5	108,6% (4,7%) 87,3%
Maxion Comp. Automotivos	Internal External Total	34,1 0,3 34,4	25,7 0,0 25,7	32,7% -------- 33,9%	67,7 0,6 68,3	54,7 0,3 55,0	23,8% 100,0% 24,2%
(-) Consolidation adjustment: 50% of Amsted-Maxion Fund. Equip. Ferrov.	Internal External Total	(67,3) (8,1) (75,4)	(33,7) (8,8) (42,5)		(117,0) (13,1) (130,1)	(59,4) (13,8) (73,2)	
Iochpe-Maxion - Consolidated	Internal External Total	**238,7** **30,5** **269,2**	**136,0** **26,6** **162,6**	**75,5%** **14,6%** **65,6%**	**423,3** **58,8** **482,1**	**260,1** **50,8** **310,9**	**62,7%** **15,7%** **55,1%**

SUBSIDIARIES AND JOINT-VENTURE

Maxion Componentes Estruturais, subsidiary operating in the segment of wheels, chassis and stamps for busses, trucks, station wagons and agriculture machines, achieved in this second quarter a growth of 54% in its net sales, due to the national production increase of trucks, station wagons and agriculture machines and due to the value growth of its exports. During the second quarter the company signed an agreement with John Deere for the supplying of agriculture wheels, totalizing annual sales in an amount of R$ 3.2 million, with the start schedule for November 2004.

Maxion Componentes Automotivos, subsidiary operating in the segment of components for passenger cars, obtained a growth of 34% in its net sales in second semester due to the national production of automobiles and station wagons.

Amsted-Maxion, a joint-venture operating in the segment of railroad equipment, obtained a growth of 94.0% in its net sales in this second quarter, due to the strong growth of

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

the national railroad equipment market. During the second quarter a new contract was signed for the sale of 150 railroad wagons, being 350 railroad wagons to MRC Serviços Ferroviários America Latina (Mitsui Group), which will be used by Bunge Alimentos in the ALL-America Latina Logística mesh. With this order, the number of wagons to be delivered in 2004 already reaches 3,890 wagons, in the approximate value of R$ 520 million, a volume 98% over the one sold during the whole year of 2003.

Incomes – Financial Comments

Net Sales

The consolidated net sales reached R$ 269,2 million in the second quarter of 2004, an increase of 65.5% in comparison to the same period of the previous year. This performance is the result of the growth in all segments of the internal market performance, with a highlight to the railroad equipment, trucks and station wagons markets as well as to the export increase.

Gross Profit

The gross profit reached R$ 61.5% million in the second quarter of 2004, or 22.8% of the net sales (20.0% in the second quarter of 2003). The growth of 2.8 points per cent in the gross margin was mainly due to the scale gains due to the strong growth of the produced volumes and to the improvement of the export margins due to the Real devaluation.

Operational Expenses

The operational expenses in the third quarter of 2004 reached R$ 24.0 million or 8.9% of the net sales (11.8% in the first quarter of 2003). The increase of the absolute value in comparison to the same period of the previous year was due to the growth of the sale variable expenses, to the salary increase.

Net Financial Expenses

The net financial expenses reached R$ 14.7 million in the second quarter of 2004 (R$ 7,9 million in the same period of 2003), influenced positively by the Real devaluation effect in a value of R$ 5.2 million (positive effect of R$ 3.3 million in 2003) and by the net debt increase which went from 142.8 million in March 204 to R$ 149.6 million in June 2004.

Non-Operational Income
In the second quarter of 2004, the non-operational income was negative in 2.7 million (1.0% of the net sale), in comparison to a positive income of R$ 0.2 million in the same period of 2003 (0.1% of net sales), due mainly to the adjustments in the discontinued business assets.

Income tax and Social Contribution
Income Tax and Social Contribution reached R$ 8.0 million in this quarter (R$ 5.2 million in the same period of 2003), compared to the profit before the income tax of R$ 20.2 million (R$ 5.8 million in the same period of 2003).

Generation of Gross Cash (EBITDA)

EBITDA reconciliation	in R$ million
Operational Income after Net Financial Expenses	22.9
(+) Net Financial Expenses	14.7
(+) Depreciation	5.5
(+) Amortization	2.0

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

(=) EBITDA	45.1

EBITDA presented an increase of 108,7% in this second quarter of 108.7% in comparison to the value achieved in the same period of the previous year, reaching R$ 45.1 million. As participation of the net sales was 16.8%, a performance over than the 13.7% of the second quarter of 2003 (the items above Gross Profit and Operational Expenses explain the reasons of this increase).

Working Capital

The working capital was increased in R$ 21.3 million in the second quarter of 2004 due to the increase of R$ 8.5 million of receivable accounts and R$ 17.8 million of inventory , owing to the strong sales growth partially neutralizing the increase of assets, there was also an increase in the payable accounts in an amount of R$ 5.0 million.

Investments
During the second quarter of 2004, the investments in new products and in the modernization of the industrial park reached R$ 12.1 million (R$ 10.9 million in same period of 2003).

Liquidity and Indebtedness
The consolidated financial availability, at the end of June 2004, reached R$ 29.3 million being the total registered at short term. The Financial Investments in US Dollars represented around 10.8% of the total availability on that date.

The consolidated gross bank indebtedness reached the amount of R$ 178.8 million at the same date, being R$ 111.2 million in the short run and R$ 67.6 million registered at long run. The main indexers of this indebtedness are the Dollar with 50% of the total gross value, followed by TJLP with 27%, INPC with 15%, CDI with 5% and IGPM with 3%.

The consolidated net bank indebtedness went from R$ 115.0 million in December 2003 to R$ 142.8 million in March 2004. and R$ 149.5 million in June 2004. A relation between the indebtedness and the gross cash generation in the last 12 months (EBITDA LTM), which was 1.3 times in December 2003, reached 1.1 times in March 2004, and 1.3 times in June 2004. At the end of the quarter a net exchange exposure was a liability position of US$ 23.0 million.

Corporate and Operational Reorganization

At the end of June, Iochpe-Maxion started a corporate and operational reorganization involving its controlled companies Maxion Componentes Estru Maxion Componentes Automotivos, aiming at the administrative simplification and obtention of synergies.

Thus, from August 2004 on, Maxion Componentes Automotivos and Maxion Componentes Estruturais will start operating under the company's name Maxion Sistemas Automotivos which will lead its businesses through two divisions, the Structural Components Division turned to the wheel, chassis, stamps for busses, trucks, stations wagons, and agriculture machines market and the Division of Automobile Components operating in the market of automobile components.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

Market Trading
3,325 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first quarter of 2004, reaching the volume of 494,580,000 shares negotiated that is, a financial volume of R$ 45.3 million, representing a daily average volume of R$ 365.4 thousand.

Iochpe-Maxion´s relationship with customers site, (www.iochpe-maxion.com.br). contains full information on the Company among which, the 2003 annual report, financial statements, presentations and news.

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

09.01 PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

1-ITEM	2- COMPANY NAME OF THE CONTROLLED/AFFILIATE	3-CNPJ	4 – CLASSIFICATION	5 -% PARTICIPATION IN THE INVESTED'S CAPITAL	6 - % NET WORTH OF THE INVESTOR

7 - TYPE OF COMPANY	8 -NUMBER OF SHARES HELD IN THE CURRENT QUARTER (Thousand)	9 -NUMBER OF SHARES HELD IN THE PREVIOUS QUARTER (Thousand)

01	IOPCHE HOLDINGS LLC		CONTROLLED CLOSED	100,00	29,39
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		1		1	

02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	CONTROLLED CLOSED	99,99	71,35
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		117.598		117.598	

03	MAXION COMPONENTES AUTOMOTIVOS SA	00.736.859/0001-63	INVESTED OF THE CONTROLLED/AFFILIATE	99,68	20,29
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		2.289.990		2.244.950	

04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.SA	01.599.436/0001.01	CONTROLLED CLOSED	50,00	14,95
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		2.710.015		2.710.015	

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - BOND PARTICULAR OR PUBLIC ISSUANCE CHARACTERISTICS

1 - ITEM	01
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 -TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PÚBLICA
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 - ESPÉCIE DA DEBENTURE	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INPC + 10% P.Y.,
12 - PREMIUM/DISCOUNT	NONE
13 - FACE VALUE (Reais)	117,52
14 - AMOUNT ISSUED (Thousand Reais)	25.712
15 - QTY. OF ISSUED BONDS (UNIT)	220.375
16 - CIRCULATION BOND (UNIT)	218.787
17 - TREASURY BOND (UNIT)	0
18 - PAID BACK BOND (UNIT)	0
19 - CONVERTED BOND (UNIT)	1.588
20 - PLACEABLE BOND (UNIT)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	03/05/2006

08.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTION

Independent auditors' report on the special review

To the Administrators and Shareholders Counsel of
Iochpe Maxion S.A.
São Paulo - SP

1 We have carried out a special review of the Quarter Information – ITR)s) of Iochpe Maxion S.A. and of this company and its controlled (consolidated information) regarding the quarter ending on June 30th, 2004, comprising the balance sheet, the income statement, the performance report and the relevant information, prepared according to the accounting practices adopted in Brazil and to the standards issued by the Securities and Exchange Commission (CVM).

2 Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's and its controllers' accounting, financial and operational area and of its controllers as to the main criteria adopted in the preparation of the quarter information and (b) review of the information and of the subsequent events which have or may come to have relevant effects on the company's financial position and on the operations of the Company and of its controlled.

3 Based on our special review, we are unaware of any relevant modification which should be done to the aforesaid Quarter Information so that they would become compliant with the accounting practices adopted in Brazil and pursuant to the standards issued by the Securities and Exchange Commission (CVM), specifically applicable to the preparation of compulsory Quarter Information. The Quarter Information within the period ending on June 30th, 2003 has been reviewed by other independent auditors, which have issued a special review report without exception on June 18th 2003. The financial statements regarding the accounting period ending on December 31st 2003 have been examined by the same independent auditors on January 23rd 2004, opinion without exception.

June 23rd, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Signed)
Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/06/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	RELATIONSHIP WITH INVESTORS DIRECTOR (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTINGCURSO	3
01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3
02	01	ASSET NET WORTH	4

02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	16
06	01	CONSOLIDATED NET WORTH ASSETS	17
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	18
07	01	CONSOLIDATED STATEMENT OF INCOME	20
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	22
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	27
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	28
17	01	SPECIAL REVIEW REPORT	29
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	
		MAXION COMPONENTES AUTOMOTIVOS S/A	
		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	/29

C31

Iochpe Maxion S.A.
Independent auditors' report
On the special review of
Quarter Information - ITR
Quarter ending on September 30th 2004



B1
PMPG

KPMG Auditores Independentes

Mail address	Office address	Switchboard 55 (11) 3067-300
Caixa Postal 2467	R. Dr. Renato Paes de Barros, 33	Fax National 55 (11) 3079-3752
01060-970 São Paulo, SP	04530-904 São Paulo, SP	International 55 (11) 3079-2916
Brazil	Brazil	www.ppmg.com.br

Independent auditors' report on the limited review

To the Administrators and Shareholders Counsel of
Iochpe Maxion S.A.
São Paulo - SP

We have carried out a special review of the Quarter Information – ITR)s) of Iochpe Maxion S.A. and of this company and its controlled companies (consolidated information) regarding the quarter ending on September 2004, comprising the balance sheet, the income statement, the performance report and the relevant information, prepared according to the accounting practices adopted in Brazil and to the standards issued by the Securities and Exchange Commission (CVM).

Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's accounting, financial and operational area as to the main criteria adopted in the preparation of the quarter information and (b) review of the information and of

the subsequent events which have or may come to have relevant effects on the company's financial position and on the operations of the Company and of its controlled.

Based on our special review, we are unaware of any relevant modification which should be done to the aforesaid quarter Information so that they would become compliant with the accounting practices adopted in Brazil and pursuant to the standards issued by the Securities and Exchange Commission (CVM), specifically applicable to the preparation of compulsory Quarter Information. The Quarter Information within the period ending on September 30th, 2003 has been reviewed by other independent auditors, which have issued a special review report without exception on October 17th, 2003.

October 22nd 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Signed)
Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

KPMG Auditores Independentes is a Brazilian
Member firm of KPMG International
A Swiss cooperative

B 2

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

THE REGISTRATION AT CVM DOES NOT IMPLY ANY APPRECIATION ON THE COMPANY, ITS ADMINISTRATORS BEING RESPONSIBLE FORTHE TRUTHFULNESS OF THE RENDERED INFORMATION ..

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75
4 – NIRE		
35300014022		

01.02 - HEAD OFFICE

1-FULL ADDRESS		2- NEIGHBORHOOD
Rua Luigi Galvani, 146 - 13th floor		Brooklin novo
3-CEP (ZIP CODE) 04575-20	4- COUNTY São Paulo	5- STATE SP

6- DDD (AREA CODE) 011	7-TELEPHONE 5508-3800	8-TELEPHONE	9 - TELEPHONE	10 - TELEX
11- DDD (AREA CODE) 011	12 - FAX 5506-7353	13 - FAX	14 - FAX	
15 - E- MAIL fenelon@iochpe.com.br				

01.03 - RELATIONSHIP WITH INVESTORS DIRECTOR (Address for correspondence with the Company)

1 – NAME Oscar Antonio Fontoura Becker				
2 - FULL ADDRESS Rua: Luigi Galvani, 146 - 13th floor			3 - NEIGHBORHOOD Brooklin Novo	
4 - CEP (ZIP CODE) 04575-020	5 - COUNTY São Paulo			6 - STATE SP
7 - DDD (AREA CODE) 011	8 - TELEPHONE 5508-3803	9 - TELEPHONE	10 - TELEPHONE -	11 - TELEX
12 - DDD (AREA CODE) 011	13 - FAX 5506-7353	14 - FAX	15 - FAX	
16 - E-MAIL becker@iochpe.com.br				

01.04 REFERENCE / AUDITOR

ONGOING ACCOUNTING PERIOD		CURRENT QUARTER			PREVIOUS QUARTER		
1 - START	2 - NUMBER	3- NUMBER	4 - START	5- NUMBER	6 - NUMBER	7 - START	8 - NUMBER
01/012004	31/12/2004	3	01/07/2004	30/09/2004	2	01/04/2004	30/06/2004
9- NAME/ AUDITOR'S COMPANY NAME KPMG Auditores Independentes					10 - CVM CODE 00418 - 9		
11 - NAME OF THE TECHNICAL PERSON IN CHARGE Roberto Vilela Resende					12 - CPF OF THE PERSON IN CHARGE 298.115.546-68		

B3

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.05- JOINT STOCK COMPOSITION

NUMBER OF SHARES (Thousand)	1.- CURRENT QUARTER 31/03/2004	2 -PREVIOUS QUARTER 31/12/2003	3- SAME quarter PREVIOUS ACCOUNTING PERIOD 31/12/2003
Paid-up Capital			
1 – Common	921.430	921.430	921.430
2 – Preferred	1.740.185	1.740.185	1.740.185
3 – Total	2.661.615	2.661.615	2.661.615
In Treasury			
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY CHARACTERISTICS

1-TYPE OF COMPANY
Commercial, Industrial Company and Other
2- TYPE OF SITUATION Operational
3- NATURE OF THE SHARE CONTROL National Private
4- ACTIVITY CODE 134 - Participation and Adm. Corporation
5- MAIN ACTIVITY Holding - Spare parts company
6 -CONSOLIDATED TYPE Total
7 - TYPE OF AUDITORS' REPORTS Without Exception

01.07 - CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – CNPJ	3 -COMPANY'S NAME

01.08 - WILFUL AND/PAID BENEFITS IN CASH DURING AND AFTER THE QUARTER

1- ITEM	2 – EVENT	3 - APPROVAL	4 - BENEFIT	5- PAY START	6- SHARE TYPE	7-BENEFIT/SHARE VALUE

B4

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

01.09 - SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE REFERENCE / AUDITOR

1- ITEM	2- DATE OF ALTERATION	3 - JOINT STOCK VALUE (Thousand Reais)	4 - ALTERATION VALUE (Thousand Reais)	5- ALTERATION ORIGIN	7 - QTY. OF ISSUED SHARES (Thousand)	8 - ISSUANCE PRICE SHARE (Reais)

01.10 - DIRECTOR OF RELATIONSHIP WITH INVESTORS

1-DATE	2 – SIGNATURE
22/10/2004	

B5

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.01 - ASSET NET WORTH (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2004	4 - 30/06/2004
1	Total Assets	296.048	268.784
1.01	Current Assets	20.661	13.358
1.01.01	Availability	13.251	5.125
1.01.01.01	Cash and Banks	182	215
1.01.01.02	Financial Investments	13.069	4.910
1.01.02	Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Other	7.410	8.233
1.01.04.01	Debtors due to sale of assets	246	246
1.01.04.02	Dividends Receivable	2.082	2.176
1.01.04.03	Retrievable Inc. Tax and CSLL	5.000	5.758
1.01.04.04	Deferred income tax	0	0
1.01.04.05	Other	82	53
1.02	Long Term Receivable Assets	54.784	81.383
1.02.01	Miscellaneous Credits	0	0
1.02.02	Credit with Associated People	51.333	54.481
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	51.333	54.481
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	3.451	26.902
1.02.03.01	Deferred Income Tax	0	23.430
1.02.03.02	Judicial/compulsory deposits	1.853	1.842
1.02.03.03	Retrievable taxes	1.598	1.630
1.03	Permanent Assets	220.603	174.043
1.03.01	Investments	220.195	173.638
1.03.01.01	Participation in Affiliates	0	0
1.03.01.02	Participation in Controlled Companies	220.110	173.553
1.03.01.03	Other Investments	85	85
1.03.02	Fixed Assets	408	405
1.03.03	Deferred	0	0

26/10/2004 15:35:19
Page 4
FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

02.02 - LIABILITIES BALANCE SHEET (Thousand Reais)

1 - CODE	2 -DESCRIPTION	3 - 30/09/2004	4 - 30/06/2004
2	Total Liabilities	296.048	268.784
2.01	Current Assets	102.110	102.570
2.01.01	Loans and Finance	0	0
2.01.02	Bonds	27.258	26.123
2.01.03	Suppliers	0	0
2.01.04	Taxes, Fees and Contributions	64	693
2.01.05	Payable dividends	31	34
2.01.06	Provisions	25.156	24.003
2.01.06.01	Salaries and payroll taxes	470	384
2.01.06.02	Labor Contingencies	0	658
2.01.06.03	Fiscal Contingencies	13.054	12.687
2.01.06.04	Uncovered liabilities	10.546	9.725
2.01.06.05	Other	1.086	549
2.01.07	Debts with Associated People	49.515	51.685
2.01.08	Other	86	32

2.01.08.01	Fiscal Retrieving Program - REFIS	0	0
2.01.08.02	Other	86	32
2.02	Long Term Liabilities	307	307
2.02.01	Loans and Finance	0	0
2.02.02	Bonds	0	0
2.02.03	Provisions	307	307
2.02.03.01	Fiscal Contingencies	307	307
2.02.04	Debts with Associated People	0	0
2.02.05	Other	0	0
2.02.05.01	Fiscal Retrieving Program - REFIS	0	0
2.03	Future Accounting Period Incomes	0	0
2.05	Net Worth	193.631	165.907
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0
2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliate	0	0
2.02.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/Losses	32.168	4.444

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 -STATEMENT OF INCOME (Thousand Reais)

1 -CODE	2- DESCRIPTION	3 - 01/07/2004 to 30/09/2004	4 - 01/01/2004 to 30/09/2004	5 - 01/07/2003 to 30/09/2003	6-01/01/2003 a 30/09/2003
3.01	Gross Income of Sales and/or Services	0	0	0	0
3.02	Deductions from the Gross Income	0	0	0	0
3.03	Net Income of Sales and/or Services	0	0	0	0
3.04	Cost of Sold Assets and/or Services	0	0	0	0
3.05	Gross Income	0	0	0	0
3.06	Operational Expenses/Revenues	52.082	69.059	(51)	3.363
3.06.01	With Sales	0	0	0	0
3.06.02	General and Administrative	(2.161)	(7.341)	(2.236)	(6.803)
3.06.03	Financial	(1.250)	2.947	3.856	2.122
3.06.03.01	Financial Income	1.785	11.661	6.100	13.898
3.06.03.02	Financial Expenses	(3.035)	(8.714)	(2.244)	(11.776)
3.06.04	Other Operational Income	0	846	0	6
3.06.05	Other Operational Expenses	0	0	0	0
3.06.06	Equity Income	55.493	72.607	(1.671)	8.038
3.07	Operational Income	52.082	69.059	(51)	3.363

3.08	Non-operational Income	(1.313)	(3.363)	(1.025)	(509)
3.08.01	Revenues	7.051	7.051	0	942
3.08.02	Expenses	(8.364)	(10.414)	(1.025)	(1.451)
3.08.02.01	Capital Loss	(329)	(329)	0	0
3..08.02.02	Other	(8.035)	(10.085)	0	0
3.09	Income Before Taxing/Participations	50.769	65.696)	(1.076)	2.854
3.10	Provision for Inc. Tax and Social Contrib.	385	0	(25)	(25)
3.11	Deferred Income Tax	(23.430)	(23.600)	(29)	(29)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

03.01 -STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 -01/07/2004 to 30/09/2004	4 -01/01/2004 to 30/09/2004	5 - 01/07/2003 30/09/2003	6- 01/01/2003 to 30/09/2003
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on the Own Capital	0	0	0	0
3.15	Loss/Profit within the Period	27.724	42.096	(1.130)	2.800
	NUMBER OS SHARES, EX-TREASURY (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	PROFIT PER SHARE	0,01042	0,01582		0,00105
	LOSS PER SHARE			(0,00042)	

B9

04.01 – EXPLANATORY NOTES

THE VALUES MENTIONED ON THE EXPLANATORY NOTES ARE EXPRESSED IN THOUSAND OF REAIS

1. OPERATIONAL CONTEXT

The company with head office in São Paulo, has for a main purpose to have a participation in companies which operate in the manufacturing and trade of components for road, railroad vehicles, casting and spare parts.

The controlled companies operate in the following areas: Maxion Sistemas Automotivos S.A. (Divisão Componentes Estruturais – Cruzeiro - SP), manufacturing and trade of full chassis, crossbars and heavy wheels; (Divisão Componentes Automotivos – Contagem 0- MG), manufacturing and trade glass lifters,, locks and other automobile components; and Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. (Cruzeiro – SP), manufacturing and trade of railroad wheels and components and industrial cast products.

On September 10th, 2004 the controlled Maxion Sistemas Automotivos S.A., signed a sale agreement of the assets related to the glass lifters business to Brose do Brasil Ltda, whose asset transfer will take place in the next 180 days.

2. REORGANIZATIOIN

At the end of June, Iochpe-Maxion S.A. began a corporate and operational reorganization involving its controlled Maxion Componentes Estruturais Ltda. and Maxion Componentes Automotivos S.A., aiming at simplifying the administration and obtaining synergy

On June 22nd 2004, the company's name Maxion Componentes Automotivos S.A., was altered to Maxion Sistemas Automotivos S.A.

On August 02nd 2004, the control Maxion Componentes Estruturais Ltda., transferred all its assets and liabilities, rights and obligations which integrate its goodwill to its controlled Maxion Sistemas Automotivos S.A., for the accounting value of R$ 74,249. which from that date on will take over the effective goodwill operation, through Divisão de Componentes Estruturais.

2. MAIN ACCOUNTING PRACTICES

The quarter information has been prepared according to the accounting practices resulting from the corporate legislation and standards of the Securities and Exchange Commission (CVM) , and are compliant to those adopted in the preparation of financial statements of June 30th 2004.

The income of the operations is calculated by the accounting period competence method.

The long term and current assets are stated at the cost value or payment values, including, where applicable, the incurred income and monetary variations.

04.01 – EXPLANATORY NOTES

The Financial Investments are evaluated at the cost value, plus the incomes achieved up to the balance sheet date.

The permanent is shown to the acquisition cost, combined with the following aspects:

• The investments in controlled companies are assessed by the worth equivalence method. The other remaining investments are evaluated to the acquisition cost.

• Depreciation of fixed asset goods by the linear method, the annual fees which take into account the estimate life cycle of the goods.

The long term and current liabilities are shown by the known or computable values, plus, where applicable, the corresponding incurred charges and monetary correction up to the balance sheet date.

The provisions are recognized on the balance sheet where the company has a legal or constituted obligation as the result of an eventual past and it's probable that an economic resource is required to settle the obligation. The provisions are registered having as base the best risk estimates involved .

4. CONSOLIDATION CRITERIA

The consolidated quarter information on September 30th 2004 and June 30th 2004 have been prepared according to the main consolidation principles foreseen in the corporate legislation and in the instruction of Securities and Exchange Commission (CVM) and comprise the financial statements of Iochpe-Maxion S.A. and of its controlled companies, in which Iochpe-Maxion S.A. keeps direct or indirect share control, presenting in Note 6.

The accounting policies have been applied equally in all consolidated companies and consistent to the ones used within the previous period.

In the consolidated quarter information the investments in investor's participation proportion in the net worth and in the invested parties' incomes, the asset and liabilities balances, the revenues and expenses and the unpaid profits resulting from operations which took place among the consolidated companies, and the respective charges have been eliminated. The minor shareholders' participations have been remarked in the balance sheet and in the income of the quarter.

The income conciliation of accounting period's net worth is shown as follows:

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 09/30/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

04.01 – EXPLANATORY NOTES

According to provision of CVM Instruction no. 247/96, the financial statement proportional consolidation of the controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. is being prepared and presented owing to its corporate participation of 50%. The main groups of assets and liabilities accounts and the referred company's income are presented below:

	Amsted-Maxion Fundição e Equipamentos Ferroviárias S.A.		
	30/09/2004	30/06/2004	31/03/2004
In the net worth			
Current assets	153.859	138.226	104.151
Long Term Receivables	14.547	13.922	12.291
Permanent Assets	54.894	51.321	41.936
Total of Assets	223.300	203.469	158.378
Current liabilities	141.396	119.211	86.251
Long Term Liabilities	37.277	34.638	32.853
Net worth	44.627	49.620	39.274
Total of liabilities and net worth	223.300	203.469	158.378
In the income statement			
Sales Net Revenue	463.508	274.430	109.283
Cost of Sold Products	(380.729)	(228.215)	(93.364)
Accounting period net profit	82.779	46.215	15.919

	Accounting Period Income		Net Worth	
	30/09/2004	30/06/2004	30/09/2004	30/06/2004
Controlled	42.096	14.372	193.631	165.907
Elimination of Profit obtained by the controlling company in transactions with the controlled companies, after the income tax and payroll taxes	(399)	(54)	(399)	(54)
Consolidated	41.697	14.318	193.232	165.853

Operational expenses, net	(39.678)	(22.994)	(9.186)
Non-operational expenses, net	(19)	(26)	
Income tax and social contribution	(14.467)	(8.698)	(2.582)
Net profit within the period	28.615	14.497	4.151

5. DEFERRED TAX CREDITS

a) The deferred credit write off in an amount of R$ 23,430 has been accomplished, due to the partnership rearrangement implemented in this quarter.

b) The controlled companies Amsted-Maxion Fundição e Equipamentos Ferroviários S.A. and Maxion Sistemas Automotivos S.A. recognize deferred tax credits resulting from fiscal losses, negative bases and temporary differences as mentioned in CVM Resolution no. 271 of 2002.

   The recognition of deferred tax credits by the controlled companies is supported by feasibility technical study

approved by the administration (five years from January 2004) evidenced by: (i) realization of temporary differences; (ii) recovery of companies' operation profitability within the segment which they operate, (iii) signing of long term agreements established with new customers and (iv) acquisition of new assets providing significant scale gain.

6. INVESTMENTS IN THE CONTROLLED COMPANIES

Information on the controlled company

Companies	Participation %	Balance of Investments 30/06/2004	Equity Income 30/09/2004	Balance of Investments 30/09/2004
Maxion Sistemas Automotivos S.A (1)	6,17	-	2.867	9.206
Maxion Sistemas Automotivos S.A -				
Surcharge (2)		6.541	-	-
Maxion Componentes Estruturais Ltda.	99,99	93.600	46.298	139.898
Amsted-Maxion Fundição e Equipamentos Ferroviários S.A (3)	50,00	24.810	7.059	22.314
Iochpe Holdings, LLC	100,00	48.602	90	48.692
		173.553	56.314	220.110

Uncovered liabilities provision

Tecob Cobrança, Representações e Comércio Ltda.		(9.602)	(944)	(10.546)

Maxion Sistemas Automotivos S.A (1)	(123)	123	-
	(9.725)	(821)	(10.546)
		55.493	

(1) On June 2004, the controlled company Maxion Componentes Estruturais Ltda., increased its joint stock in Maxion Componentes Automotivos S.A., with subscription of 104,846,071 common shares, by using credit in an amount of R$ 1,895.

On August 02nd 2004, the controlled company Maxion Componentes Estruturais Ltda., computed a joint stock increase in Maxion Sistemas Automotivos S.A., according to Extraordinary General Assemblies carried out on June 22nd and 23rd 2004, with the subscription of 2,855,405,232 shares, by credit capitalization due to the transfer of goodwill in an amount of R$ 53,396. At the same date, the non achieved profit was written off in an amount of 6,528, with the controlled company Maxion Sistemas Automotivos S.A., due to reorganization.

On September 15th 2004 the controlled company Maxion Componentes Estruturais Ltda., increased the joint stock in Maxion Sistemas Automotivos S.A; with the subscription of 896,687,219 common shares by means of credit capitalization, due to the transfer of goodwill in an amount of 20,853.

In this quarter the controlled company Maxion Sistemas Automotivos S.A., was paid back 614,304 preferred shares in an amount of 2,720, generating a capital loss of R$ 189 in the controlled company.

04.01 – EXPLANATORY NOTES

(2) In August 2004, a surcharge of R$ 6,253 was written off, due to the lack of perspective of the fixing of this asset.

(3) Within this quarter, the controlled company in conjunction with Amsted-Maxion Fundição e Equipamentos Ferroviários S.A., distributed intermediate dividends in an amount of R$ 19,110. The effects on the company correspond to 50% of these values considering the whole control.

7. RELATED PARTIES

	Controlled				
	Assets	Liabilities	Time Limit	Taxes	Guarantees
Maxion Structural Components USA, Inc..	8.616	-	31.12.2004	VC+1,42% p.y..	No
Iochpe Holdings, LLC	-	49.515	31.12.2004	6% p.y..	No
Tecob Cobranças, Repres. e Com. Ltda.	19.864	-	Without Time Limit	-	No
Maxion Sistemas Automotivos S.A	22.853	-	31.12.2006	19,56% p.y..	No
Balance on September 30th 2004	51.333	49.515			
Balance on June 30th 2004	54.481	51.685			

		Controlled
	Granted Guarantees	Guarantees Refis
Maxion Componentes Estruturais Ltda.	113.929	16.017
Amsted-Maxion Fundição e Equips. Ferroviários Sea	9.118	-
Balance on September 30th 2004	123.047	16.017
Balance on June 30th 2004	127.966	16.017

8. BONDS

218,787 bonds of the 4th issuance remain current in an amount of R$ 27,258 and their due dates in the months of May 2005.. Upon the main capital, the Índice Nacional de Preços ao Consumidor – INPC (National Index of Price Variation to the Consumer) is applicable, plus an interest rate of 10% a year. They interests are paid annually in May.

9. PROVISION FOR CONTINGENCIES

	Controlled	
	30/09/2004	30/06/2004
Taxes	13.361	12.994
Labor	-	658
	13.361	13.652
Current liabilities	(13.054)	(13.345)
In the long term liabilities	307	307

10. NET WORTH

a) Joint Stock

The joint stock is represented by 2,661,615,270 shares, of which 921,429,894 are common shares and 1,740,185,376 preferred shares without face value.

The company has authorization to increase the joint stock, regardless of the statutory reform, up to a limit of more than 300,000,000 shares, being 100,000,000 common shares and 200,000,000 preferred shares.

The issuance within the limit of the authorized capital will be carried out by means of resolution the Administrative Counsel which will set the amount of issued shares, the issuance price and their conditions for the payment of their subscription, as well as other forms and procedures regarding each issuance.

b) Destination and income

The accounting period income after deducing the Accrued losses, if applicable, and of the provision for income tax payment will be taken from the portion destined to the profit administrators' participation, observing the limits defined in law, and whose payment will be subject to the affective assignment of compulsory dividend stipulated in this article to the shareholders.

The net profit within the accounting period calculated according to the terms of Art. 191 of Law no. 6.404 of December 15th 1976 will have the following destination: a) (five per cent) for the

legal reserve constitution which will not exceed 20% (twenty per cent); b) 37% (thirty seven per cent) for distribution of compulsory dividends; and, c) the investment and working capital reserve has for an aim to ensure investments in permanent assets and increase of working capital even by means of amortization of the company's debts, as well as the capitalization and financing of controlled and affiliate corporations. It will be formed by an annual installment of 10% (ten per cent) and in the maximum of 58% (fifty-eight) per cent of the

04.01 – EXPLANATORY NOTES

of the net profit and it will have as maximum limit the amount which cannot, together with the legal reserve, exceed the joint stock value. The General Meeting, when the said statutory reserve value is understood to be sufficient, can destine the excess to be distributed among the shareholders; .and d) the remaining which is not suitable for the statutory reserve and working capital are retained as foreseen in the capital budget approved by the General Ordinary Meeting as supplementary dividend to the shareholders.

c) Right of shares

Each common share will grant the right of a vote in the General Assemblies' regulation. The preferred shares do not have vote right, having as advantage the capital reimbursement priority, without premium, at the proportion of its participation in the joint stock, in case of eventual company's closing down.

The preferred shares will have the participation in the distributed profits 10% over the ones assigned to the common shares, as well as the participation in the capital increases owing to monetary correction and to the reserve capitalization and profits, in equal conditions to the common ones.

10. FINANCIAL INSTRUMENT

The company and its controlled companies by means of a conservative policy of financial instruments, manage their exchange exposure with the aim of equalizing its obligations indexed to the dollar, representing on September 30th, 2004 and June 310th 2003 substantially by operations of ACC and suppliers' payable accounts abroad with the equivalence to the amount of assets indexed in dollar and 'swap operations.

a) The short term Financial Investments totaling R$ 13,069 (R$ 4,910 on June 2004), refer to fixed income funds, updated by the value of the shares on the balance sheet date based on the variation of Certificado de Depósito Interbancário – CDI (Interbank Deposit Certificate), and R$ 1,529 on June 30th, 2004), refer to the two hedges without cash in the controlled company Iochpe Holding, LLC, with due date foreseen for April 11th , 2005.

b) Credits and debits with related people – refer substantially to normal commercial operations between the companies, not being resulting from transfer of financing obtained from the market.

The accounting value of other assets and liabilities financial instruments on the financial statements of September 30th 2004, was determined according to the accounting criteria and practices disclosed in specific explanatory notes. Most of these instruments are short term and their accounting values are close to their market value.

12. NON-OPERATIONAL INCOME

	Controlled			
	01/072004 to 30/09/2004	01/01/2004 to 30/09/2004	01/07/2003 to 30/09/2003	01/01/2003 to 30/09/2003
Capital Loss	(189)	(330)	(10)	(90)
Adjustments in discontinued business assets	(1.399)	(2.924)	(873)	(788)
Non-paid profit writing off	6.528	-	-	-
Surcharge writing off	(6.253)	-	-	-
Other	-	(109)	(142)	369
	(1.313)	(3.363)	(1.025)	(509)

13. FISCAL LOSSES TO BE MADE UP FOR

On September 2004, the company had fiscal losses and negative base of social contribution to be made up for in the following amounts:

	Controlled Company
a) Fiscal losses	193.387
b) Negative base and social contribution	203.122

The offsetting of fiscal losses and of the social contribution negative base is limited to a base of 30% of the annual taxable profits, without prescription time limit.

01193 – 2 IOCHPE-MAXION S.A. 61.156.113/0001-75

08.01 – COMMENTS ON THE 3RD quarter PERFORMANCE

SEE COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.01 - CONSOLIDATED NET WORTH ASSETS (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 30/09/2004	4 - 30/06/2004
1	Total Assets	585.708	519.268

1.01	Current Assets	358.898	290.490
1.01.01	Availability	26.022	29.266
1.01.01.01	Cash and Banks	11.424	12.722
1.01.01.02	Financial Investments	14.598	16.544
1.01.02	Credits	149.857	109.877
1.01.02.01	Customers	142.303	103.006
1.01.02.02	Debtors due to Assets sale	246	246
1.01.02.03	Front payment to suppliers	4.160	2.697
1.01.02.04	Other	3.148	3.928
1.01.03	Inventories	145.730	120.839
1.01.04	Other	38.289	30.508
1.01.04.01	Retrievable taxes	28.948	21.566
1.01.04.02	Advanced Expenses	1.254	801
1.01.04.03	Deferred income tax	8.087	8.141
1.02.	Long Term Receivable Assets	61.583	61.351
1.02.01	Miscellaneous credits	5.208	4.458
1.02.01.01	Customers	5.208	4.458
1.02.02	Credit with Associated People	0	0
1.02.02.01	With Affiliates	0	0
1.02.02.02	With Controlled Companies	0	0
1.02.02.03	With Other Associated People	0	0
1.02.03	Other	56.375	56.893
1.02.03.01	Financial Investments	0	0
1.02.03.02	Anticipated expenses	0	0
1.02.03.03	Deferred income tax	42.959	42.959
1.02.03.04	Judicial and compulsory deposits	5.506	5.865
1.02.03.05	Real States for sale	0	0
1.02.03.06	Retrievable taxes	3.908	3.893
1.02.03.07	Other	4.002	4.176
1.03	Permanent Assets	164.227	167.427
1.03.01	Investments	265	6.806
1.03.01.01	Participation in Affiliates	180	180
1.03.01.02	Participation in Controlled Companies	0	6.541
1.03.01.03	Other investments	85	85
1.03.02	Fixed Assets	155.726	147.066
1.03.03	Deferred	8.236	13.555

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 – CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 -CONSOLIDATED LIABILITIES BALANCE SHEET (Thousand Reais)

1- CODE	2- DESCRIPTION	3- 30/09/2004	4 - 30/06/2004
2	Total Liabilities	585.708	519.268
2.01	Current Assets	278.885	241.305
2.01.01	Loans and Finance	84.136	85.133
2.01.02	Bonds	27.259	26.123
2.01.03	Suppliers	62.191	52.263
2.01.04	Taxes, Charges and Contributions	13.862	11.799
2.01.05	Payable Dividends	34	34
2.01.06	Provisions	51.777	47.585
2.01.06.01	Commissions	2.065	2.001
2.01.06.02	Salaries and Payroll taxes	27.775	24.698
2.01.06.03	Guarantees and revisions	919	756
2.01.06.04	Labor Contingencies	1.969	1.912
2.01.06.05	Fiscal Contingencies	13.054	12.687
2.01.06.06	Other	5.995	5.531
2.01.07	Debts with Associated People	0	0
2.01.08	Other	39.626	18.368
2.01.08.01	Resellers and customers	22.670	11.635
2.01.08.02	Tax installments	1.152	776
2.01.08.03	Fiscal Retrieving Program - REFIS	1.466	1.580
2.01.08.04	Third parties front payment	9.000	0
2.01.08.05	Other	5.338	4.377
2.02	Long Term Liabilities	113.432	111.993
2.02.01	Loans and Finance	65.867	67.580
2.02.02	Bonds	0	0
2.02.03	Provisions	32.050	28.186
2.02.03.01	Fiscal Contingencies	32.050	28.186
2.02.04	Debts with Associated People	0	0
2.02.05	Other	15.515	16.227
2.02.05.01	Tax installments	1.604	1.667
2.02.05.02	Fiscal Retrievable Program REFIS	12.811	13.845
2.02.05.03	Other	1.100	715
2.03	Future Accounting Period Incomes	0	0
2.04	Minority Interests	159	117
2.05	Net Worth	193.232	165.853
2.05.01	Paid-up Net Worth	161.463	161.463
2.05.02	Capital Reserves	0	0

2.05.03	Reassessment Reserves	0	0
2.05.03.01	Own Assets	0	0
2.05.03.02	Controlled/Affiliate	0	0
2.05.04	Profit Reserves	0	0
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Receivable Profits	0	0
2.05.04.05	Profit Retention	0	0

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

06.02 -LIABILITIES BALANCE SHEET (Thousand Reais)

1 -CODE	2 - DESCRIPTION	3 - 30/09/2004	4 – 30/06/2004
2.05.04.06	Special for Non-Distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	0	0
2.05.05	Accrued Profits/Losses	31.769	4.390

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

03.01 -CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/07/2004 to 30/09/2004	4 - 01/01/2004 to 30/09/2004	5 - 01/07/2003 to 30/09/2003	6 - 01/01/2003 to 30/09/2003
3.01	Gross Income of Sales and/or Services	370.279	931.972	211.927	556.023
3.02	Deductions from the Gross Income	(65.562)	(145.161)	(27.886)	(61.118)
3.03	Net Income of Sales and/or Services	304.717	786.811	184.041	494.905
3.04	Cost of Sold Assets and/or Services	(230.255)	(612.189)	(145.015)	(387.632)
3.05	Gross Income	74.462	174.622	39.026	107.273
3.06	Operational Expenses/Revenues	(29.260)	(96.909)	(31.783)	(87.088)
3.06.01	With Sales	(14.518)	(39.876)	(12.815)	(32.625)
3.06.02	General and Administrative	(9.312)	(26.325)	(8.482	(24.077
3.06.03	Financial	(3.190)	(26.437)	(9.975)	(29.160)
3.06.03.01	Financial Income	(293)	409	2.297	(2.718)
3.06.03.02	Financial Expenses	(2.897)	(26.846)	(12.272)	(26.442)
3.06.04	Other Operational Income	495	1.464	102	142
3.06.05	Other Operational Expenses	(2.735)	(2.735)	(613)	(1.368)
3.06.06	Equity Income	0	0	0	0
3.07	Operational Income	45.202	77.713	7.243	20.185
3.08	Non-operational Income	(15.798)	(20.110)	(2.442)	(2.499)

3.08.01	Revenues	0	0	0	942
3.08.02	Expenses	(15.798)	(20.110)	(2.442)	(3.441)
3.09	Income Before the Taxation/Participation	29.404	57.603	4.801	17.686
3.10	Provision for Inc. Tax and Social Contrib.	807	(9.719)	(4.777)	(11.026)
3.11	Deferred Income Tax	(2.788)	(6.179)	(1.269)	(4.180)
3.12	Statutory Participations/Contributions	0	0	0	0
3.12.01	Participations	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest on Own Capital	0	0	0	0

B22

01.01 IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION AS	61.156.113/0001-75

07.01 -CONSOLIDATED STATEMENT OF INCOME (Thousand Reais)

1- CODE	2 – DESCRIPTION	3 - 01/07/2004 to 30/09/2004	4 - 01/01/2004 to 30/09/2004	5 - 01/07/2003 to 30/09/2003	6 - 01/01/2003 to 30/09/2003
3.14	Minority Interest	(44)	(8)	115	320

3.15	Loss/Profit within the Period	27.379	41.697	(1.130)	2.800
	NUMBER OS SHARES, EX-TREASURY (Thousand)	2.661.615	2.661.615	2.661.615	2.661.615
	PROFIT PER SHARE	0,01029	0,01567		0,00105
	LOSS PER SHARE			(0,00042)	

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

COMMENTS ON 2004 3RD quarter PERFORMANCE

Iochpe-Maxion presented a net profit of R$ 27.4 million on the third quarter of 2004, as compared to the loss of R$ 1.1 million in the same period of 2003. The net sales in the quarter reached R$ 304,7 million, an increase of 65,5%, whereas the operational profit (EBIT) reached R$ 48.4 million, an increase of 181.1% and the gross cash generation (EBITDA) reached R$ 55.4 million, a growth of 119.1%. always compared to the third quarter of 2004 in the same period of 2003.

The positive remark was the strong sales growth, pushed by the Brazilian market expansion of railroad equipment and to the Brazilian production of trucks and station wagons.

In the first nine months of 2004, the net profit reached R$ 41.7 million, as compared to the profit of 2.8 million in the same period of 2003. The net sale reached R$ 786.8 million, a growth of 59.0% whereas the operational profit (EBIT) reached R$ 104,2 million, an increase of 111,1% and the gross cash generation (EBITDA) reached R$ 126,4 million, a growth of 71,5%, always compared to the first nine months of 2004 in the same period of 2003.

Market

The automobile and machine Brazilian production has presented the following behavior:

Segment	in thousand units, except variation					
	Third Quarter			Nine Months		
	2004	2003	Var. 04/03 (%)	2004	2003	Var. 04/03 (%)
Automobile	468,7	350,4	33,8%	1.302,6	1.104,9	17,9%
Station wagons	83,0	55,4	49,8%	223,7	153,5	45,7%
Trucks	29,1	19,6	48,5%	79,1	58,3	35,6%
Busses	7,7	7,0	10,6%	21,4	20,0	7,4%
Total vehicles	588,6	432,4	36,1%	1.626,9	1.336,7	21,7%
Agriculture Machines	18,9	17,5	7,7%	51,1	44,1	15,8%

Source: Anfavea

We should point out that the export growth of trucks, station wagons and agriculture machines with an increase of 126.2%, 52.7% and 55.5%, respectively, in the exported volume in the first nine months of 2004 on the same period of the previous year.

Railroad Equipment

The railroad equipment Brazilian market grew again in this third quarter, showing the following behavior

Net Revenue – R$ million

Segment	Third Quarter			Nine Months		
	2004	**2003**	**Var. 04/03 (%)**	**2004**	**2003**	**Var. 04/03 (%)**
Cargo wagons (unit)	1.579	511	209,0%	4.195	1.139	213,3%
Railroad casts (ton.)	13.600	8.900	52,8%	30.400,00	27.000	12,6%
Road Wheels (unit)	700	700	0,0%	2.700,00	1.600	68,8%

Source: Amsted Maxion's Estimate

Export
Iochpe-Maxion reached US$ 14.1 million in the third quarter, an increase in US Dollars of 37.7%, while in the first nine months of 2004, the export reached US$ 33.6 million, a growth in US Dollars of 34.9% in comparison to the same period of the previous year.

Net Sales - R$ million

Companies	Market	2004 3rd Quart.	2003 3rd Quart.	Var. 2004 3rd Q. /2003 3rd Q. ((%)	9 months 2004	9 months 2003	Var. 9M2004 / 9M2003 (%)
Maxion Sistemas Automotivos - Div. Rodas e Chassis	Internal	148,2	93,0	59,4%	379,8	238,9	59,0%
	External	25,0	19,7	26,9%	70,0	56,4	24,1%
	Total	173,2	112,7	53,7%	449,8	295,3	52,3%
Maxion Sistemas Automotivos - Div. Comp. Automotivos	Internal	37,0	25,4	45,7%	104,7	80,1	30,7%
	External	------	1,3	------	0,6	1,6	(62,5%)
	Total	37,0	26,7	38,6%	105,3	81,7	28,9%
Amsted-Maxion Fund. e Equip. Ferroviários	Internal	157,5	71,8	119,4%	405,6	190,7	112,7%
	External	31,6	17,6	79,5%	57,9	45,2	28,1%
	Total	189,1	89,4	111,5%	463,5	235,9	96,5%
(-) Consolidation adjustment: 50% of Amsted-Maxion Fund. Equip. Ferrov.	Internal	(78,8)	(36,0)		(202,8)	(95,4)	
	External	(15,8)	(8,8)		(29,0)	(22,6)	
	Total	(94,6)	(44,8)		(231,8)	(118,0)	
Iochpe-Maxion - Consolidated	Internal	263,9	154,2	71,1%	687,3	414,3	65,9%
	External	40,8	29,8	36,9%	99,5	80,6	23,4%
	Total	304,7	184,0	65,6%	786,8	494,9	59,0%

Operational and Corporate Reorganization

At the end of June, Iochpe-Maxion started a corporate and operational reorganization involving its sub Maxion Componentes Estruturais e Maxion Componentes Automotivos, aiming at the admir simplification and obtaining of synergies.

Thus, since August 2004, Maxion Componentes Automotivos incorporated the operations of Maxion Componentes Estruturais, starting to operate under the new company named Maxion Sistemas Automotivos and conducting its business through two divisions, the Wheel and Chassis division turned to the wheel, chassis, stamps for busses, trucks, stations wagons, and agriculture machines market and the Division of Automobile Components operating in the market of automobile components.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

SUBSIDIARIES AND JOINT-VENTURES

Wheel and Chassis Division of Maxion Sistemas Automotivos achieved in this third quarter a growth of 54% in its net sales, as compared to the same period of the previous year due to the increase of the national production of trucks and station wagons, and due to the export value growth. During the third quarter the company signed agreements for supplying pressed components to ArvinMeritor (Brazil) and railroad wheels to Workhorse (UEA) which totalized R$ 16.1 million in annual sales and its beginning is foreseen to the second semester of 2005.

On September 10th, 1004, The Automobile Components Divisions of Maxion Sistemas Automotivos signed an sale agreement of the assets related to the glass lifers business to Brose do Brasil Ltda., a company controlled by Brose International GmbH, for the value of R$ 17.8 million. Up to September 2004, Maxion Sistemas Automotivos had already received R$ 9.0 million regarding this transaction. The transfer of assets will take place up to March 2005. In this third quarter, the Automobile Components Division obtained a growth of 38.6% in its net sale in comparison to the same period of the previous year, due to the increase in the automobile and station wagon national production.

Amsted-Maxion, a joint-venture operating in the railroad equipment segment, obtained a growth of 111.5 % in its net sales in this third quarter, due to the strong growth in the national railroad equipment. During the quarter new contracts were signed for the sale of 675 railroad wagons, being 350 wagons to MRC Serviços Ferroviários America Latina (Mitsui Group), which will be used by Bunge Alimentos in the ALL-America Latina Logística mesh, 225 wagons to C.V.G. Ferromineira Orinoco C.A. (Venezuela), 76 wagons to Comilog S.A. (Gabon) and 24 wagons to CBG – Compagnie des Bauxites de Guinee (Guinea). These orders totalize around R$ 130 million and their delivery is foreseen for 2005.

Incomes – Financial Comments

Net Sales

The consolidated net sales reached R$ 304.7 million in the third quarter of 2004, an increase of 65.6% in comparison to the same period of the previous year. This performance is the result of the growth in all segments of the internal market performance, with a highlight to the railroad equipment, trucks and station wagons markets as well as to the export increase.

Gross Profit

The gross profit reached R$ 74.5% million in the third quarter of 2004, or 24.4% of the net sales (21.2% in the third quarter of 2003). The growth of 3.2 points per cent in the gross margin was mainly due to the scale gains due to the strong growth and to the better absorption of the manufacturing expenses.

Operational Expenses

The operational expenses in the third quarter of 2004 reached R$ 26.1 million or 8.6% of the net sales (11.9% in the third quarter of 2003). The increase of the absolute value in comparison to the same period of the previous year was due to the growth of the sale variable expenses, to the salary increase and to the complementary provision related to the litigious taxes.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

Net Financial Expenses

The net financial expenses reached R$ 3.2 million in the third quarter of 2004 (R$ 10.0 million in the same period of 2003), influenced positively by the Real valuation effect in a value of R$ 5.3 million (negative effect of R$ 0.5 million in 2003)

Non-Operational Income

In the third quarter of 2004, the non-operational income was negative in 15.8 million (5.2% of the net sale), in comparison to the negative income of R$ 2.4 million in the same period of 2003 (1.3% of net sales). The main component was the low premium and goodwill in an amount of R$ 10.7 million of Maxion Sistemas Automotivos, due to the Corporate and Operational Reorganization explained in the previous item, as well as to the adjustments in assets and labor expenses of discontinued businesses.

Income tax and Social Contribution

Income Tax and Social Contribution reached R$ 2.0 million in this quarter (R$ 5.9 million in the same period of 2003), compared to the profit before the income tax of R$ 29.4 million (R$ 4.8 million in the same period of 2003). Also as the result of the Corporate and Operational Reorganization, a deferred income tax was constituted using fiscal losses of the current year, totalizing the positive result of R$ 13.6 million in this item during the quarter .

Generation of Gross Cash (EBITDA)

EBITDA reconciliation	in R$ million
Operational Income after Net Financial Expenses	45.2
(+) Net Financial Expenses	3.2
(+) Depreciation	5.9
(+) Amortization	1.1
(=) EBITDA	55.4

EBITDA presented an increase of 119.1% in this third quarter in comparison to the value obtained in the same period of the previous year, reaching R$ 55.4 million. As the net sale participation it was 18.2%, a performance over than the 13.7% of the second quarter of 2003 (the items above Gross Profit and Operational Expenses explain the reasons of this increase).

Working Capital

The working capital was increased in R$ 34.4 million in the third quarter of 2004 due to the increase of R$ 39.8 million of receivable accounts, R$ 24.9 million of inventory and R$ 8.5 in other receivable accounts, owing to the strong sales growth. Neutralizing partially the increase of assets, there was also an increase in the payable accounts (suppliers, front payment to customers and front payment for the assets sale) in an amount of R$ 38.8 million.

Investments

During the third quarter of 2004, the investments in new products and in the modernization of the industrial park reached R$ 11.1 million (R$ 9.0 million in same period of 2003).

Liquidity and Indebtedness

The consolidated financial availability, at the end of September 2004, reached R$ 26.0 million being R$ 26.6 million being the total registered at short term. The Financial Investments in US Dollars represented around 8% of the total availability on that date.

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER

The consolidated gross bank indebtedness reached the amount of R$ 177.3 million at the same date, being R$ 111.4 million in the short run and R$ 65.9 million registered at long run. The main indexers of this indebtedness are the US Dollar with 47% of the total gross value, followed by TJLP with 22%,INPC with 15%, CDI with 13% and IGPM with 3%.

The consolidated net bank indebtedness went from R$ 115.0 million in December 2003 to R$ 151.3 million in September 2004..The relation between the indebtedness and the gross cash generation in the last 12 months (EBITDA LTM), which was 1.3 times in December 2003, reached 1.1 times in September 2004. At the end of the quarter a net exchange exposure was a liability position of US$ 19.4 million.

Market Trading

4,376 business were closed with Iochpe-Maxion shares at the Stock Exchange of São Paulo (BOVESPA) during the first nine months of 2004, reaching a volume of 660.7 million shares negotiated, that is, a financial volume of R$ 67.1 million, representing a daily average volume of R$ 356.7 thousand.

Iochpe-Maxion´s relationship with customers site, (www.iochpe-maxion.com.br) contains full information on the Company among which, the 2003 annual report, quarter reports, financial statements, presentations and news.

09.01PARTICIPATIONS IN CONTROLLED AND/OR AFIILIATE CORPORATIONS

<table>
<tr><td>1- ITEM</td><td>2- COMPANY NAME OF THE CONTROLLED/AFFILIATE</td><td>3-CNPJ</td><td>4 - CLASSIFICATION</td><td>5 -% PARTICIPATION IN THE INVESTED'S CAPITAL</td><td>6 - % NET WORTH OF THE INVESTOR</td></tr>
<tr><td colspan="2">7 - TYPE OF COMPANY</td><td colspan="2">8 -NUMBER OF SHARES HELD IN THE CURRENT QUARTER (Thousand)</td><td colspan="2">9 -NUMBER OF SHARES HELD IN THE PREVIOUS QUARTER</td></tr>
</table>

			(Thousand)		
01	IOPCHE HOLDINGS LLC		CONTROLLED CLOSED	100,00	29,60
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		1	1		
02	MAXION COMPONENTES ESTRUTURAIS LTDA	01.599.435/0001-67	CONTROLLED CLOSED	99,99	72,25
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		117.598	117.598		
03	MAXION COMPONENTES AUTOMOTIVOS SA	00.736.859/0001-63	INVESTED OF THE CONTROLLED/AFFILIATE	99,89	16,56
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		6.144.928	2.289.990		
04	AMSTED-MAXION FUNDIÇÃO EQUIP.FERROV.SA	01.599.436/0001.01	CONTROLLED CLOSED	50,00	11,52
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER		2.710.015	2.710.015		

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE	2 - DENOMINATION	3 - CNPJ
01193-2	IOCHPE-MAXION SA	61.156.113/0001-75

10.01 - BOND PARTICULAR OR PUBLIC ISSUANCE CHARACTERISTICS

1 - ITEM	01
2 - ORDER NO.	4ª
3 - CVM REGISTRATION NO.	SEP/GER/DCA-98/035
4 -DATE OF CVM REGISTRATION	16/10/1998
5 - SERIES ISSUED	4A
6 -TYPE OF ISSUANCE	SIMPLE
7 - NATURE OF ISSUANCE	PUBLIC
8 - DATE OF ISSUANCE	01/05/1998
9 - DUE DATE	01/05/2005
10 – BOND TYPE	FLOATING
11 - REMUNERATION CONDITION IN FORCE	INPC + 10% P.Y.,
12 - PREMIUM/DISCOUNT	NÃO HÁ
13 - FACE VALUE (Reais)	119,68
14 - AMOUNT ISSUED (Thousand Reais)	25.712
15 - QTY. OF ISSUED BONDS (UNIT)	220.375
16 - CIRCULATION BOND (UNIT)	218.787
17 - TREASURY BOND (UNIT)	0
18 - PAID BACK BOND (UNIT)	0
19 - CONVERTED BOND (UNIT)	1.588
20 - PLACEABLE BOND (UNIT)	0
21 - DATE OF LAST REPACTUATION	
22 - DATE OF NEXT EVENT	03/05/2005

08.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTION

Independent auditors' report on the special review

To the Administrators and Shareholders Counsel of
Iochpe Maxion S.A.
São Paulo - SP

We have carried out a special review of the Quarter Information – ITR)s) of Iochpe Maxion S.A. and of this company and its controlled (consolidated information) regarding the quarter ending on September 2004, comprising the balance sheet, the income statement, the performance report and the relevant information, prepared according to the accounting practices adopted in Brazil and to the standards issued by the Securities and Exchange Commission (CVM).

Our reviews have been carried out in compliance with the specific standards established by IBRACON – Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors Institute), in conjunction with Conselho Federal de Contabilidade (Accountancy Federal Counsel) and comprised, mainly: (a) inquiries and discussions with the administrators in charge of the company's and its controllers' accounting, financial and operational area and of its controllers as to the main criteria adopted in the preparation of the quarter information and (b) review of the information and of the subsequent events which have or may come to have

relevant effects on the company's financial position and on the operations of the Company and of its controlled.

Based on our special review, we are unaware of any relevant modification which should be done to the aforesaid Quarter Information so that they would become compliant with the accounting practices adopted in Brazil and pursuant to the standards issued by the Securities and Exchange Commission (CVM), specifically applicable to the preparation of compulsory Quarter Information. The Quarter Information within the period ending on September 30th, 2003 has been reviewed by other independent auditors, which have issued a special review report without exception on October 17th, 2003.

October 22nd 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

(Signed)
Roberto Vilela Resende
Accountant CRC 1MG047618/O-5-T-SP

B31

FEDERAL PUBLIC SERVICE
CVM – COMISSÃO DE VALORES MOBILIÁRIOS (SECURITIES AND EXCHANGE COMISSION)
ITR - QUARTER INFORMATION Base Date - 30/09/2004
Corporate Legislation
COMMERCIAL, INDUSTRIAL COMPANY AND OTHER

01.01 - IDENTIFICATION

1-CVM CODE 01193-2	2-COMPANY'S NAME IOCHPE-MAXION SA	3- CNPJ 61.156.113/0001-75

TABLE OF CONTENTS

GROUP	BOX	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	RELATIONSHIP WITH INVESTORS DIRECTOR (address for correspondence with the Company)	1
01	04	ITR REFERENCE	1
01	05	JOINT STOCK COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	CORPORATIONS NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	BENEFITS IN CASH	2
01	09	SUBSCRIBED JOINT STOCK AND ALTERATIONS WITHIN THE ONGOING ACCOUNTING PERIOD	3
01	10	DIRECTOR OF RELATIONSHIP WITH INVESTORS	3

02	01	ASSET NET WORTH	4
02	02	LIABILITIES BALANCE SHEET	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY'S PERFORMANCE WITHIN THE QUARTER	16
06	01	CONSOLIDATED NET WORTH ASSETS	17
06	02	CONSOLIDATED LIABILITIES BALANCE SHEET	18
07	01	CONSOLIDATED STATEMENT OF INCOME	20
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE WITHIN THE QUARTER	22
09	01	PARTICIPATION IN CONTROLLED AND/OR AFFILIATE CORPORATIONS	27
10	01	CHARACTERISTICS OF BOND PRIVATE OR PUBLIC ISSUANCE	28
17	01	SPECIAL REVIEW REPORT	29
		IOCHPE HOLDINGS LLC	
		MAXION COMPONENTES ESTRUTURAIS LTDA.	
		MAXION COMPONENTES AUTOMOTIVOS S/A	
		AMSTED-MAXION FUNDIÇÃO EQUIP. FERROV. S/A	/29

B32